UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1/A

                           APPLICATION OR DECLARATION
                                      UNDER
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              C&T Enterprises, Inc.
                            1775 Industrial Boulevard
                               Lewisburg, PA 17837

                   Claverack Rural Electric Cooperative, Inc.
                                   RR 2 Box 17
                                 Wysox, PA 18854

                   Tri-County Rural Electric Cooperative, Inc.
                              22 North Main Street
                               Mansfield, PA 16933

                         Wilderness Area Utilities, Inc.
                              22 North Main Street
                               Mansfield, PA 16933

             (Name of company filing this statement and addresses of
                          principal executive offices)

                                     (NONE)

 (Name of top registered holding company parent of each applicant or declarant)

                           William D. DeGrandis, Esq.
                    Paul, Hastings, Janofsky & Walker, L.L.P.
                                   Tenth Floor
                          1299 Pennsylvania Ave., N.W.
                           Washington, D.C. 20004-2400
                                  202-508-9500

                   (Names and addresses of agents for service)

        Pursuant to Rule 20 of Part 250 of the Rules and Regulations of the Securities and Exchange Commission ("Commission"), C&T Enterprises, Inc. ("C&T"), Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), Claverack Rural Electric Cooperative, Inc. ("Claverack") and Wilderness Area Utilities, Inc. ("Wilderness", and collectively, the "Applicants") hereby jointly submit this first amendment amending and restating the Form U-1 Application/Declaration that was filed in this proceeding on December 8, 2003. The Applicants request that approval be effective as of January 1, 2004 for accounting and tax purposes.

Item 1. DESCRIPTION OF ACQUISITION

        A. Introduction

        This Application/Declaration seeks approvals relating to the proposed acquisition of the stock ("Stock Acquisition") of Wellsboro Electric Company ("Wellsboro"), a Pennsylvania public utility, by C&T, an exempt public utility holding company. The Stock Acquisition will be accomplished through the acquisition of the stock of Wilderness, an exempt public utility holding company and the parent of Wellsboro, and the simultaneous transfer of Wellsboro's stock from Wilderness to C&T. Wellsboro will continue to own and operate its respective assets. Wellsboro will continue to be subject to the regulation of the Pennsylvania Public Utility Commission (the "Pa PUC"). The purpose of the Stock Acquisition is to transfer Wellsboro, a wholly-owned, indirect subsidiary of Tri-County, to C&T.

        C&T was formed by two rural electric cooperatives organized and operating primarily in the Commonwealth of Pennsylvania, Tri-County and Claverack. Tri-County and Claverack provide service to a small percentage of retail electric customers in bordering counties of New York. C&T currently owns all of the stock of two Pennsylvania public utility companies, Citizens Electric Company ("Citizens") and Valley Energy ("Valley"). By Commission Order issued February 8, 1999, C&T was authorized to purchase the stock of Citizens and was exempted, pursuant to Section 3(a)(1) the Public Utility Holding Company Act of 1935 (the "Act"), from all provisions of the Act, except for Sections 9(a)(2) and 10 of the Act. C&T Enterprises, Inc., et al., Pub. Util. Holding Co. Act Rel. No. 26973, 1999 SEC LEXIS 259 (Feb. 5, 1999). By Commission Order issued October 31, 2002, C&T was authorized to purchase the stock of Valley and was exempted, pursuant to Section 3(a)(1) the Act, from all provisions of the Act, except for Sections 9(a)(2) and 10 of the Act. C&T Enterprises, Inc., et al., Pub. Util. Holding Co. Act Rel. No. 27590, 2002 SEC LEXIS 2792 (Oct. 31, 2002). Effective January 1, 2003, C&T became the sole shareholder of Susquehanna Energy Plus, Inc. ("Susquehanna Energy"), a non regulated, non utility petroleum products distribution company. Prior to January 1, 2003, Susquehanna Energy was a wholly-owned subsidiary of Claverack.

        Tri-County currently owns all the stock of Wilderness, an exempt public utility holding company. Both Tri-County and Wilderness were granted Section 3(a)(1)
exemptions by the Commission as a result of a prior transaction. Tri-County Rural Electric Cooperative, Inc., et. al., Pub. Util. Holding Co. Act Rel. No. 26167, 1994 SEC LEXIS 3697 (Nov. 22, 1994). Wilderness' sole subsidiary is Wellsboro. Following the Stock Acquisition, Wilderness will become an inactive corporation and C&T will remain an exempt holding company under Section 3(a)(1) of the Act and exempt from all provisions of the Act except Section 9(a)(2).

        The Stock Acquisition is expected to produce substantial benefits to the public served by all involved entities, to investors and to consumers, and meets all applicable standards of the Act. Among other benefits, Tri-County and Claverack believe that the Stock Acquisition will allow the shareholders of each of the companies to participate in a larger, financially stronger company that, through a combination of the equity, management, human resources and technical expertise of each supporting company:

        i. Will be able to achieve increased financial stability and strength;

        ii. Will be able to achieve greater opportunity for earnings growth;

        iii. Will experience a reduction of overall operating costs;

        iv. Will achieve efficiencies of operations;

        v. Will experience the improved ability to use new technologies;

        vi. Can implement better use and management of facilities for the benefit of customers;

        vii. Will achieve a potential for greater retail and industrial sales;

        viii. Will see diversity and improved capability to make wholesale purchases and possible sales;

        ix. Will allow for maintenance of competitive rates, or an achievement of rates that will be lower than they would be in the absence of the Stock Acquisition which will improve the Applicants', Citizens', Wellsboro's and Valley's ability to meet the challenges of the increasingly competitive environment in the converging electric and natural gas industries;

        x. Will allow for the integration of corporate and administrative functions, limiting duplicative capital expenditures for administrative facilities and information systems, and savings in areas such as legal, auditing and consulting fees;

        xi. Will allow for expanded management resources and ability to select leadership from a larger and more diverse management pool;

        xii. Will allow for greater purchasing power for items such as purchased power and transportation services, and streamlining of inventories;

        xiii. Will allow for increased geographic diversity of services territories, reducing exposure to local changes in economic, competitive or climatic conditions;

        xiv. Will allow for the entities to continue to play a strong role in the economic development efforts of the communities served by Citizens, Wellsboro, Valley and the two electric cooperatives; and

        xv. Will allow for increased load diversity and the ability to offer a full range of energy services by combining the electric cooperatives,' Citizens' and Wellsboro's electric services with Valley's natural gas service to compete in the combined service territories.

        In this regard, C&T believes that synergies created by the Stock Acquisition will generate substantial cost savings which would not be available absent the Stock Acquisition. C&T has estimated the total dollar value of certain synergies resulting from the Stock Acquisition to be in excess of $0.25 million per year on an annual basis. The shareholders of C&T (Claverack and Tri-County) have approved the Stock Acquisition at their respective shareholder meetings. The Wilderness Board of Directors has also approved the Stock Acquisition.

        Wellsboro has submitted an application to the Pa PUC seeking regulatory approval for the acquisition of stock of Wilderness by C&T and the simultaneous transfer of Wellsboro's stock from Wilderness to C&T. See Exhibit No. D-1. The Pa PUC approved the application on December 23, 2003. See Exhibit No. D-2. No other regulatory approvals, other than this Commission are deemed necessary.

        Neither Tri-County nor Claverack were required to make any required filings with the Antitrust Division of the United States Department of Justice (the "DOJ") or the Federal Trade Commission ("FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Apart from the approval of the Commission under the Act, the foregoing approvals are the only regulatory approvals necessary under the Act. In order to permit timely consummation of the Stock Acquisition and the realization of the substantial benefits it is expected to produce, C&T, Tri-County and Claverack request that the Commission's review of this Application/Declaration commence and proceed as expeditiously as possible.

                1. General Request

        Pursuant to Sections 9(a)(2) and 10 of the Act, C&T requests authorization and approval to acquire all of the common stock of Wellsboro through the acquisition of the stock of Wilderness, the parent of Wellsboro. The Applicants request approval of the acquisition of the stock pursuant to Section 9(a)(2) of the Act since C&T, Citizens,

Wellsboro and Valley will be considered affiliates under the Act once the transaction is consummated. Tri-County and Claverack request that the Commission continue the exemptions previously granted to Tri-County and Claverack as exempt holding companies under Section 3(a)(1) of the Act. C&T requests that the Commission continue to declare C&T an exempt holding company pursuant to Section 3(a)(1) of the Act which exemption would leave C&T free from all Commission regulation except Section 9(a)(2) of the Act.

                2. Overview of the Acquisition

        Tri-County and Claverack have decided to consolidate the operations of all utility related subsidiaries under C&T for a variety of reasons, including but not limited to anticipated corporate tax efficiencies, operational advantages and cost savings. Tri-County will transfer ownership of the Wilderness stock to C&T. Wilderness will then transfer ownership of the Wellsboro stock to C&T, and Wilderness will become an inactive corporation. Claverack transferred its ownership of Susquehanna Energy which provides unregulated energy services (i.e., propane, fuel oil, gasoline) to C&T, to ensure that Claverack is making a contribution equivalent to the one that Tri-County is making by the transfer of Wilderness/Wellsboro. At this time, Tri-County and Claverack do not anticipate that any additional compensation will be exchanged to implement the Stock Acquisitions.

        At the conclusion of the Stock Acquisition described herein, C&T will own 100% of the stock of Wellsboro. Wellsboro shall then be one of three operating public utility subsidiaries of C&T.

        As a result of the Stock Acquisition, there will be no change in the ownership interests of either Valley or Citizens. All of the outstanding common stock of Valley and Citizens will continue to be owned by C&T.

        After the Stock Acquisition, C&T will continue to be a subsidiary of both Tri-County and Claverack. These two rural electric cooperatives shall continue to be the sole shareholders of the stock of C&T. On May 28, 1998, Tri-County and Claverack executed a Partnership Agreement to define their respective investment and ownership interests in C&T (the "Partnership Agreement"). Pursuant to the Partnership Agreement, Tri-County and Claverack each own 50% of the issued shares of C&T. The management of the affairs of C&T will continue to be vested in a Board of Directors elected jointly by Tri-County and Claverack.

        Once regulatory approval is obtained, Wilderness will transfer up to $5.4 million in long-term debt to C&T that Wellsboro currently owes to Wilderness. The long-term debt was used by Wellsboro to fund capital projects. The transfer of the long term debt to C&T has been approved by the Pa PUC. See Exhibit No. D-2. In addition, Wilderness will refinance with C&T its $13.2 million of debt owed to the National Rural Utilities Cooperative Finance Corporation ("CFC"), consisting of the $5.4 million incurred by

Wellsboro and approximately $9 million in acquisition debt incurred when Wilderness purchased Wellsboro. Finally, C&T will finance the $13.2 million with The National Cooperative Services Corporation ("NCSC").

        The Partnership Agreement provides that no additional capital stock shall be issued in C&T or Citizens without the seventy-five percent (75%) majority approval of C&T's Board of Directors. Tri-County and Claverack agree that their shares of C&T stock or Citizens' stock shall not be sold by the cooperatives or C&T to a third party without the stock being first offered to the other cooperative. The offeree cooperative shall have sixty (60) days to match any good faith offer for the other cooperative's shares of stock. If this right of first refusal is not exercised within sixty (60) days, then the offeror cooperative is free to sell its shares to the third party. This Partnership Agreement contains the typical warranties and representations and is subject to all necessary regulatory approvals.

        Upon consummation of the Stock Acquisition, C&T's operating subsidiaries shall be Citizens, Valley, Wellsboro and Susquehanna Energy. C&T shall not have any other subsidiaries, operating or otherwise. The following organizational chart shows the corporate structure of the Applicants (the states in which each entity operates is indicated in the parenthetical) as it currently stands:


                        -------------           --------------
                        | Claverack |           | Tri-County |\
                        | (PA & NY) |           | (PA & NY)  | \
                        -------------           --------------  \
                                  |                 |            \
                           -------------------------------      --------------
                           |       C&T Enterprises       |      | Wilderness |
                           | (PA) (SEC File No. 70-9361) |      |    (PA)    |
                           -------------------------------      --------------
                                 |           |          |             |
                                 |           |          |             |
                      ---------------- ------------ -------------  -------------
                      | Susquehanna  | | Citizens | |  Valley   |  | Wellsboro |
                      | Energy d/b/a | |   (PA)   | | (PA & NY) |  |   (PA)    |
                      | Tioga Energy | ------------ -------------  -------------
                      |  (PA & NY)   |
                      ----------------
                             |
                             |
                      -----------------
                      | Tioga Propane |
                      |   (PA & NY)   |
                      -----------------

        The following organizational chart shows the corporate structure of the Applicants (the states in which each entity operates is indicated in the parenthetical) as it would stand after this Stock Acquisition described herein is consummated:


                                -------------          --------------
                                | Claverack |          | Tri-County |
                                | (PA & NY) |          | (PA & NY)  |
                                -------------          --------------
                                  |                        |
                                   -------------------------------
                                   |       C&T Enterprises       |
                                   | (PA) (SEC File No. 70-9361) |\
                                  /------------------------------- \
                                 /           |          |           \
                                /            |          |            \
                      ---------------- ------------ -------------  -------------
                      | Susquehanna  | | Citizens | |  Valley   |  | Wellsboro |
                      | Energy d/b/a | |   (PA)   | | (PA & NY) |  |   (PA)    |
                      | Tioga Energy | ------------ -------------  -------------
                      |  (PA & NY)   |
                      ----------------
                             |
                             |
                      -----------------
                      | Tioga Propane |
                      |   (PA & NY)   |
                      -----------------


        B. Description of the Parties to the Acquisition

                1. General Description

                        a. Tri-County

        Tri-County is a rural electric cooperative rendering retail electric service primarily to the residents of Pennsylvania's Northern Tier. Its service area encompasses the following Pennsylvania counties: Bradford, Cameron, Clinton, Lycoming, McKean, Potter and Tioga. Tri-County was incorporated as a rural electric cooperative in 1936. Tri-County is engaged in rendering electric utility service to the public in the above territory. As of December 31, 2003, Tri-County provided retail electric service to approximately 17,900 customers in an area encompassing 4,484 square miles in the geographical territory noted above. A map of Tri-County's service territory is attached hereto as Exhibit E-1. Tri-County also serves a very small percentage of customers in bordering counties of New York.

        Tri-County is not subject to utility style regulation by any state or federal agency. It is specifically exempted from any regulation by the Pa PUC pursuant to the Pennsylvania Electric Cooperative Corporation Act, 15 Pa. C.S.
Section 7301. Tri-County, however, is regulated by its member-elected Board of Directors and its operations are overseen by the United States Department of Agriculture's Rural Utilities Services' Division. Tri-County's principal executive office is located at 22 North Main Street, Mansfield, Pennsylvania 16933. A copy of its Certificate and Articles of Incorporation are incorporated herein by reference and attached hereto as Exhibit A-1.

        Tri-County has two subsidiaries, Wilderness, an exempt public utility holding company and C&T. Wilderness is a Pennsylvania corporation incorporated on March 10, 1994. In turn, Wilderness has one operating subsidiary, Wellsboro ("Wellsboro"), a Pennsylvania corporation. Wellsboro is a public utility company subject to regulation by the Pa PUC. There are no other companies within the holding company structure of Wilderness. As of December 31, 2003, Wellsboro had $9 million in revenue generated solely from electric service rendered to approximately 5,700 customers in a 266 square mile service territory lying wholly within the Commonwealth of Pennsylvania. Wellsboro's revenues are not expected to materially change in the future. Wellsboro's net income for the year ending December 31, 2003 was $165,000.

        For the year ended December 31, 2003, Tri-County had electric operating revenues of approximately $20.8 million on a non-consolidated basis. The assets of Tri-County were approximately $44 million in identifiable electric utility property, plant and equipment and approximately $18 million in other corporate assets. Tri-County's revenues and asset levels are not expected to materially change in the future. Tri-County's net income for the year ending December 31, 2003 was $1,247,313.

        A more detailed summary of financial information concerning Tri-County is contained in its Consolidated Financial Statements for the year ended December 31, 2003 which is incorporated herein by reference and attached hereto as Exhibit FS-1.

                        b. Claverack

        Claverack also is a rural electric cooperative incorporated under the Pennsylvania Electric Cooperative Corporation Act. It was incorporated in 1936. As of December 31, 2003, it rendered service to approximately 17,600 customers in an eight county region in north central and northeastern Pennsylvania. Its service territory is primarily limited to the Commonwealth of Pennsylvania. Claverack also serves a small percentage of customers in bordering counties of New York. The New York sales are all a result of four metering points where electricity is sold to New York State Electric & Gas Co. for resale to New York consumers near the Pennsylvania/New York border. Claverack's service territory is approximately 1,820 square miles. A map of Claverack's service territory is attached hereto as Exhibit E-1.

        Like Tri-County, Claverack is not subject to utility regulation by any state or federal agency. It too is specifically exempted from regulation by the Pa PUC. Claverack's operations, however, are regulated by its member-elected Board of Directors. Claverack's operations also are overseen by the United States Department of Agriculture's Rural Utilities Services' Division. Its Certificate and Articles of Incorporation are incorporated herein by reference and attached hereto as Exhibit A-2. Claverack's principal executive office is located at RR 2 Box 17, Wysox, Pennsylvania 18854.

        For the year ended December 31, 2003, Claverack's operating electric revenues were approximately $21.8 million on a non-consolidated basis. Its assets at December 31, 2003 were approximately $59 million consisting of approximately $45 million in identifiable electric utility property, plant and equipment and approximately $14 million in other corporate assets. Claverack's revenue and asset levels are not expected to materially change in the future. Claverack's net income for the year ended December 31, 2003 was $2,264,838.

                        c. C&T

        C&T is a Pennsylvania corporation incorporated on July 9, 1998 pursuant to the Pennsylvania Business Corporation Law. Its primary purpose is to hold the common stock of Citizens, Valley, Susquehanna Energy and upon the consummation of the Stock Acquisition, the stock of Wellsboro. C&T is authorized to issue one hundred thousand (100,000) shares of common stock with a par value of $100 per share. One thousand (1,000) shares of C&T's common stock are held by each rural cooperative. C&T's principal place of business is 1775 Industrial Boulevard, Lewisburg, Pennsylvania 17837. A copy of C&T's Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-3.

        C&T's current assets include the stock of Citizens, Valley, Susquehanna Energy and upon consummation of the Stock Acquisition, shall include the stock of Wellsboro. Upon consummation of the Stock Acquisition, C&T will continue to be an exempt public utility holding company operating primarily in the Commonwealth of Pennsylvania with a small portion of service rendered by Valley and Susquehanna Energy in an adjoining and contiguous portion of New York and receiving revenues primarily from its Pennsylvania operations.

        C&T's net income for the year ended December 31, 2003 was $571,000. C&T's operating revenues for the year ended December 31, 2003 were $457,000 and total assets at December 31, 2003 were $46,904,975.

                        d. Citizens

        Citizens was incorporated under the laws of Pennsylvania on June 7, 1911. It is a regulated public utility rendering electric utility service to parts of Union and

Northumberland Counties in central Pennsylvania. As of December 31, 2003, Citizens rendered electrical service to approximately 6,500 customers in an area encompassing 55 square miles.

        Citizens is subject to regulation as a public utility under the Pennsylvania Public Utility Code as to retail electric rates and other matters by the Pa PUC. Citizens is not subject to regulation by any other state or federal agency regulating electric public utility service.

        As of December 31, 2003, Citizens had 139,472 shares of common stock with a $10 par value outstanding and no shares of preferred stock outstanding. Citizens' principal executive office is 1775 Industrial Boulevard, Lewisburg, Pennsylvania 17787. A copy of Citizen's Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-4.

        For the year ended December 31, 2003, Citizen's electric operating revenues were approximately $12.4 million. At December 31, 2003, assets of Citizens were approximately $13.1 million consisting of approximately $6.1 million in identifiable electric utility property, plant and equipment and approximately $7 million in other corporate assets. Citizens' revenue and asset levels are not expected to materially change in the future. Citizens' net income for the year ended December 31, 2003 was $965,871. A more detailed summary of information concerning Citizens is contained in its financial report dated December 31, 2003 and incorporated by reference and attached hereto as Exhibit FS-2.

                        e. Wellsboro

        Wellsboro is an investor-owned public utility incorporated in 1894 under the laws of Pennsylvania. It is subject to regulation by the Pa PUC as to rates and terms and conditions of service. Wellsboro is not subject to regulation by any other state or federal agency regulating electric public utility service. Wellsboro is engaged in the business of supplying and selling electricity in parts of Tioga County in north central Pennsylvania. Wellsboro serves approximately 5,800 customers in a 266 square mile territory lying wholly within the Commonwealth of Pennsylvania.

        As of December 31, 2003, Wellsboro had 2,000 shares of common stock authorized of which 1,105.5 shares were outstanding. As of December 31, 2003, Wellsboro had 2,000 shares of preferred stock (4% cumulative) with a $100 par value, authorized of which 1,708 shares are issued and outstanding. At December 31, 2003 Wellsboro's executive office is located at 33 Austin Street, Wellsboro, Pennsylvania, 16901. A copy of Wellsboro's Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-6.

        For the year ended December 31, 2003, Wellsboro's electric operating revenues were approximately $9 million. Wellsboro's assets were approximately $8.3 million consisting of approximately $6.3 million in identifiable electric utility property, plant and equipment and approximately $2 million in other corporate assets. Wellsboro's net income for the year ended December 31, 2003 was $165,000. Wellsboro's revenue and asset levels are not expected to materially change in the future.

                        f. Wilderness

        Wilderness is an exempt public utility holding company incorporated in 1994 under the laws of Pennsylvania. Its principal place of business is 22 N. Main Street, Mansfield, Pennsylvania 16933. As described above, Wilderness is a subsidiary of Tri-County and Wilderness has one operating subsidiary, Wellsboro. Wilderness was formed for the purpose of acquiring and holding the stock of Wellsboro. There are no other companies within the holding company structure of Wilderness. Upon completion of the Stock Acquisition, Wilderness' one operating subsidiary, Wellsboro, will be transferred to and wholly owned by C&T and Wilderness will become an inactive corporation.

        Wilderness' net income for the year ending December 31, 2003 was $-162,388(1), operating revenue was $442,507, and total assets at December 31, 2003 were $13,525,458 on a non-consolidated basis.

                        g. Valley

        Valley is a public utility that was incorporated in 2000 under the laws of the Commonwealth of Pennsylvania. It is subject to complete and comprehensive regulation by the Pa PUC and the NYPSC as to retail rates, terms and conditions of service, accounting, issuance of securities, transactions with affiliated companies and other matters. Valley is exempted from Federal Energy Regulatory Commission ("FERC") regulation pursuant to Natural Gas Act Section 7(f) Determination described more fully herein, infra. Valley is engaged in the business of selling and distributing natural gas in parts of one Pennsylvania county, Bradford County, in north central Pennsylvania and in portions of two counties in New York, Chemung and Tioga Counties, in south central New York. Valley serves approximately 6900 retail customers in a 104 square mile territory lying substantially wholly within the Commonwealth of Pennsylvania with the remaining portion in the state of New York. Approximately 5,400 of the customers are located in Pennsylvania with the remaining 1,500 customers located in New York.


________________
1       This negative net income is a result of (i) an accelerated debt service payment (Wilderness was paying more in interest and principal than it was collecting from Wellsboro from intercompany financing activities) and (ii) Wellsboro did not declare a dividend in 2003 and Wilderness had originally budgeted receipt of $150,000 in dividend income from Wellsboro. The Applicants do not expect this to occur again as Wilderness will be an inactive corporation once the Stock Acquisition is complete.

        As of December 31, 2003, Valley had 1,000 shares of common stock authorized, issued and outstanding, all of which are held by C&T. Valley's executive office is located at 532 Keystone Avenue, Sayre, Pennsylvania, 18840. A copy of Valley's Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-7.

        Valley's assets were approximately $20.7 million at December 31, 2002 consisting of identifiable natural gas utility property, plant and equipment, net of depreciation. Valley's revenue and asset levels are not expected to materially change in the future. As of December 31, 2003, total utility revenues were approximately $10,845,200. Net income for the period ending December 31, 2003 was $133,329.

                        h. Susquehanna Energy Plus Inc.

        Susquehanna Energy is a Pennsylvania corporation doing business as Tioga Energy. C&T is the sole shareholder of Susquehanna Energy. Tioga Energy generated revenues of approximately $88.5 million for the year ended December 31, 2003. Tioga Energy engages in a number of business activities that are not subject to the jurisdiction of the PA PUC, including the sale of lubricants, fuel oil acquisition and/or delivery to homes and business, gasoline acquisition and delivery to service stations, and the installation and maintenance of HVAC systems. Customers are predominately in Pennsylvania but there are a small number of customers in bordering counties of New York. Tioga Energy also owns Tioga Propane LLC. Tioga Propane LLC sells, delivers and installs propane and propane accessories for residential and business customer in various counties in North Central Pennsylvania. Customers are predominately in Pennsylvania but there are a small number of customers in bordering counties of New York.

                2. Description of Facilities

                        a. Tri-County

                                (1) General

        For the year ended December 31, 2003, Tri-County sold approximately 165,820,403 kWh of electric energy (retail only). The majority of sales occurred in Pennsylvania with a small percentage of sales to New York customers in counties bordering the New York/Pennsylvania border. The following chart shows the small percentage of New York sales compared with the total sales of Tri-County:

--------------------------------------------------------------------------------
                           Active Accounts      KWH Sales            Revenue
--------------------------------------------------------------------------------
                    (data from year ended December 31, 2003)

------------------------------ ----------- ------------------ ------------------
New York                               77            533,559             62,821
------------------------------ ----------- ------------------ ------------------
Pennsylvania                        18061        172,906,795         20,768,859
------------------------------ ----------- ------------------ ------------------

------------------------------ ----------- ------------------ ------------------
Total                              18,138        173,440,354         20,831,680
------------------------------ ----------- ------------------ ------------------
Amount Attributable to New
York                                  .4%               .3%.               31%
------------------------------ ----------- ------------------ ------------------

                                (2) Electric Generating Facilities and Resources

        As of December 31, 2003, Tri-County and its sister rural electric cooperatives in Pennsylvania indirectly own generation and transmission facilities through the Allegheny Electric Cooperative ("AEC"). Jointly owned by Tri-County, Claverack and the other 12 rural electric cooperatives in Pennsylvania and New Jersey, AEC supplies its member owners with wholesale electric power. AEC obtains wholesale electric power from a pool of several energy suppliers including the New York Power Authority and several public utility companies. AEC also owns and operates a 21 MW hydroelectric plant near Raystown, Pennsylvania. AEC also owns a 10% interest of the 2,100 MW Susquehanna Steam Electric Station located in Berwick, Pennsylvania. The other owner is PPL Electric Utilities which operates the Susquehanna Steam Electric Station nuclear plant. Both the Raystown hydroelectric project and the Susquehanna Steam Electric Station are part of and interconnected with the Pennsylvania-New Jersey-Maryland ("PJM") power grid.

        Tri-County's 2003 noncoincident summer peak load of 37,004 KW occurred in July 2003 and its 2003 winter noncoincident peak load of 43,812 KW occurred in November, 2003.

                                (3) Electric Transmission and Other Facilities

        As of December 31, 2003, Tri-County's indirectly owned transmission system consisted of approximately no circuit miles of 500 kV lines; no circuit miles of 230 kV lines; no circuit miles of 138 kV lines; no circuit miles of 69 kV lines; 13 circuit miles of 46 kV lines; and no circuit miles of 25 kV lines. As of December 31, 2003, Tri-County's directly owned transmission system consisted of 16 circuit miles of 34.5 kV lines. As of December 31, 2002, Tri-County's distribution system consisted of 3,059 circuit miles of 34.5 kV lines and 12 kV lines. As of December 31, 2003, Tri-County's electric transmission and distribution system included 15 transmission pole line miles of overhead lines; no transmission cable miles of underground cables; 3003 distribution pole line miles of overhead lines; and 88 distribution cable miles of underground distribution cables. Tri-County's facilities shall not change as result of the Stock Acquisition.

        AEC and Tri-County are interconnected at various points with the PJM power grid through Penelec, a First Energy company. Tri-County and Claverack are also interconnected through Penelec. The members of PJM together have worked voluntarily for more than 70 years to create the largest "tight" power pool with free-flowing ties. Generally, a tight power pool consists of two or more electric systems which coordinate the planning and/or operation of their bulk power facilities for the purpose of achieving greater economy and reliability in accordance with a contractual agreement that establishes the individual member's responsibilities. See Connectiv, Inc., Pub. Util. Holding Co. Act Rel. No. 26832, 1998 SEC LEXIS 326 (Feb. 25, 1998). Tight power pools have centralized dispatch of generating facilities whereby energy and operating reserves are interchanged among the participant systems and transferred over the facilities owned by the individual participants. Participants have contractual requirements relating to generating capacity and operating reserves, together with specific financial penalties if these requirements are not met. Sufficient transmission capacity is made available to realize the full value of operating and planning coordination. With the support and backing of their regulatory commissions, the PJM members have built an efficient wholesale energy market on a "split savings" energy exchange, the reciprocal sharing of capacity resources and a competitive market and transmission entitlements to import energy. In order to achieve economy and reliability of the system in terms of a bulk power supply, PJM members coordinate the planning and operation of their systems, share installed capacity, share operating reserves to reduce installed generator requirements, and participate in centralized unit commitment, coordinated bilateral contracts and instantaneous real-time dispatch of energy resources to meet customer load requirements throughout the PJM system. Connectiv, supra. Estimates of the savings realized by the PJM Pool range upwards of $1 billion per year.

        As a result of certain restructuring proposals approved by FERC, PJM is now be operated as a spot market oriented control area allowing for the use of bilateral contracts. PJM coordinates planning and operation of the transmission system to deliver energy to its contractual members reliably and economically. The PJM staff centrally forecasts, schedules and coordinates the operation of generating units, bilateral transactions and the spot energy market to meet load requirements. To maintain a reliable and secure electrical system, PJM monitors, evaluates and coordinates the operation of over 8,000 miles of high-voltage transmission lines. Operations are closely coordinated with neighboring control areas, and information is exchanged to enable real-time security assessments of the transmission grid.

        Many of the rules governing the use of the nation's transmission system are changing. In FERC Order No. 888, FERC directed all transmission-owning public utilities to file tariffs that offer comparable open access transmission service to any entity on terms comparable to those offered to the transmitting public utility.

        The members of the PJM submitted a filing on December 31, 1996 with FERC to comply with the requirements of FERC's Order No. 888 applicable to tight power pools. This filing included an Operating Agreement, a Transmission Owners Agreement, a pool-wide PJM Open Access Transmission Tariff and an amended PJM Interconnection Agreement. PJM is now a limited liability corporation which has the capability of expanding its membership base beyond its traditional member company electric public utilities. Such expanded membership includes nonutility power marketers and brokers, and utilities whose retail service territories are outside the PJM's geographic boundaries.

        On February 28, 1997, FERC issued an Order, inter alia, accepting the PJM compliance filing. MidContinent Area Power Pool, et al., 78 FERC Paragraph 61,203 (1997). Subsequently, on June 2, 1997, the PJM's supporting companies submitted a comprehensive filing to restructure PJM. The June 2, 1997 filing included an Amended and Restated Operating Agreement, a Transmission Owners Agreement, a PJM Open Access Transmission Tariff and a Reliability Assurance Agreement Among Load Serving Entities in the PJM Control Area. On November 25, 1997, FERC issued an Order conditionally accepting the proposed Operating Agreement, Open Access Transmission Tariff and Power Pool Agreements. Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC Paragraph 61,257 (1997).

                                (4) Other

        Tri-County owns and occupies a number of office buildings and operating centers in Mansfield, Coudersport, Germania, Westfield, Mainesburg and Liberty, Pennsylvania. In addition, Tri-County owns other property, plant and equipment supporting its electric utility functions.

                        b. Claverack

                                (1) General

        For the year ended December 31, 2003, Claverack sold 182,640,033 kWh of electric energy (retail only). The majority of sales occurred in Pennsylvania with a small percentage of sales to New York customers who are in counties bordering the New York/Pennsylvania border. The following chart shows the small percentage of New York sales compared with the total sales of Claverack:

--------------------------------------------------------------------------------
                           Active Accounts      KWH Sales            Revenue
--------------------------------------------------------------------------------
                    (data from year ended December 31, 2003)

------------------------------ ------------ ----------------- ------------------
New York                                 4           143,820             14,161
------------------------------ ------------ ----------------- ------------------
Pennsylvania                        17,606       183,562,719         21,806,995
------------------------------ ------------ ----------------- ------------------
Total                               17,610       183,706,539         21,821,156
------------------------------ ------------ ----------------- ------------------
Amount Attributable to New
York                                  .02%              .07%              0.07%
------------------------------ ------------ ----------------- ------------------

                                (2) Electric Generating Facilities and Resources

        As of December 31, 2003, Claverack was one of the rural electric cooperatives referenced in the discussion above regarding Tri-County. Claverack maintains the same ownership interest in the above generating facilities.

        Claverack's 2003 noncoincident summer peak load of 31,395 KW occurred in August 2003 and its 2003 winter noncoincident peak load of 40,565 KW occurred in December, 2003.

                                (3) Electric Transmission and Other Facilities

        Claverack's indirectly owned electric transmission facilities are the same as those referenced for Tri-County above. As of December 31, 2003, Claverack's electrical distribution system consisted of 2,631 circuit miles of 12 kV lines and 4 kV lines. As of December 31, 2003, Claverack's electric distribution system consisted of 2,568 distribution pole line miles of overhead lines; and 64 distribution cable miles of underground electric cables. Like Tri-County, Claverack is interconnected at various points throughout its service territory with the PJM power grid through Penelec, a First Energy Company. Claverack's facilities shall not change as a result of the Stock Acquisition.

                                (4) Other

        Claverack owns and occupies various office buildings and operating centers located in Wysox, Tunkhannock and Montrose, Pennsylvania. In addition, Claverack owns other property, plant and equipment supporting its electric utility functions.

                        c. Citizens

                                (1) General

        For the year ended December 31, 2003, Citizens sold 172,307,895 kWh of electric energy (retail only). All sales occurred exclusively in Pennsylvania.

                                (2) Electric Generating Facilities and Resources

        As of December 31, 2003, Citizens did not own or operate any generating facilities. Its sole source of electrical capacity and energy is through a power purchase agreement with a member of PJM, Reliant Energy Services, Inc.

                                (3) Electric Transmission and Other Facilities

        As of December 31, 2003, Citizens neither owned nor operated any transmission facilities. Citizens' distribution system consists of 306 circuit miles of 12 kV lines. As of December 31, 2003, Citizens' electric distribution system consisted of 272 distribution pole line miles of overhead lines; and 34 distribution cable miles of underground electric cables.

        Citizens is interconnected with the PJM power grid through PPL Electric Utilities. Neither Citizens nor any of the Applicants are affiliated with PPL Electric Utilities.

                                (4) Other

        Citizens owns and occupies an office building and operating center located in Lewisburg, Pennsylvania. Citizens owns other property, plant and equipment supporting its electric utility functions.

                        d. Wellsboro

                                (1) General

        For the calendar year ended December 31, 2002, Wellsboro sold 111,577,110 kWh of electricity. All sales took place exclusively within Pennsylvania.

                                (2) Electric Generating Facilities and Resources

        As of December 31, 2003, Wellsboro did not own any generating assets. Its sole source of electrical energy and capacity was a power purchase agreement with Dominion Electric.

                                (3) Electric Transmission and Other Facilities

        As of December 31, 2003, Wellsboro did not own any electric transmission facilities. It did own and operate approximately 590 circuit miles of 12 kV and
2.4 kV distribution lines consisting of 550 OH pole line miles of distribution line and 40 UG underground cable miles of underground cable. Wellsboro is connected to the PJM power grid through an interconnection to a PJM member, Penelec, a First Energy company.

                                (4) Other

        Wellsboro owns and occupies an office and operating center located in Wellsboro, Pennsylvania. Wellsboro owns other property, plant and equipment supporting its electric utility functions.

                        e. Valley

                                (1) General

        For the calendar year ended December 31, 2003, Valley sold or transported 3,446,274 mcf of natural gas. The majority of sales occurred in Pennsylvania with a small percentage of sales to New York customers in counties bordering the New York/Pennsylvania border. The following chart shows the small percentage of New York sales compared with the total sales of Valley:

--------------------------------------------------------------------------------
                        Active Accounts    Units Sold (MCFs)       Revenue
--------------------------------------------------------------------------------

                    (data from year ended December 31, 2003)

------------------------------ ----------- --------------------- ---------------
New York                             1535                348641       2,886,218
------------------------------ ----------- --------------------- ---------------
Pennsylvania                         5366             3,097,633       7,585,721
------------------------------ ----------- --------------------- ---------------
Total                                6901             3,446,274      10,845,200
------------------------------ ----------- --------------------- ---------------
Amount Attributable to New
York                                  22%                   10%             27%
------------------------------ ----------- --------------------- ---------------


                                (2) Natural Gas Facilities and Resources

        As of December 31, 2002, Valley's operating facilities consisted of approximately 10 miles of 8-inch transmission mains and approximately 151 miles of 8-inch and smaller diameter distribution mains. Valley's distribution system possesses one city gate station with Tennessee Gas Pipeline Company where natural gas supplies are delivered for ultimate sale to retail customers and for transportation to customers purchasing gas from third party suppliers. Valley also is interconnected to one Pennsylvania well for supply purposes. Finally, although located on both sides of the borders of Pennsylvania and New York, the Valley facilities are interconnected with each other by less than one mile lengths of 8-inch and 4-inch diameter distribution mains located between Waverly, New York and Sayre, Pennsylvania.

                                (3) Other

        Valley owns and occupies an office and operating center located in Sayre, Pennsylvania. Valley owns other property, plant and equipment supporting its natural gas utility functions.

                3. Nonutility Subsidiaries

                        a. Tri-County

        As of December 31, 2003, Tri-County did not have any nonutility subsidiaries.

                        b. Claverack

        On January 1, 2003, Claverack transferred its ownership interest in its one nonutility subsidiary Susquehanna Energy, a Pennsylvania corporation doing business as Tioga Energy to C&T as part of a corporate restructuring plan. After the completion of the Stock Acquisition, Susquehanna Energy will continue its existing operations and 100% of its stock will be owned by C&T.

                        c. Citizens

        As of December 31, 2003, Citizens did not have any nonutility subsidiaries.

                        d. Wellsboro

        On December 31, 2003, Wellsboro transferred its ownership interest in Tioga Propane LLC its only nonutility subsidiary to Susquehanna Energy Inc. as part of a corporate restructuring plan.

                        e. Valley

        As of December 31, 2003, Valley did not have any nonutility subsidiaries.

        C. Description of the Acquisition

                1. Background and Negotiations Leading to the Acquisition

        Tri-County and Claverack are neighboring and contiguous rural electric cooperatives. They render electric service to approximately 35,000 customers in north central and northeastern Pennsylvania. They have had a variety of working relationships in the past. As a result of the Stock Acquisition, this physical relationship shall not change. Tri-County and Claverack will continue to be interconnected through the PJM interconnect. Likewise, the physical operations of Citizens and Wellsboro will not change and both shall continue to be interconnected to the PJM system.

        In Pennsylvania, Valley will continue to render service in the area that straddles both banks of the Susquehanna River in Bradford County in north central Pennsylvania. The Susquehanna River serves as the approximate physical boundary line separating the contiguous operating territories of Tri-County and Claverack. Thus, Valley's operating territory overlaps a portion of Tri-County's service territory and a portion of Claverack's service territory.

        Upon the advent of passage of electric competition legislation in Pennsylvania in 1997, Tri-County began to explore available strategic opportunities which would enable rural electric cooperatives to prosper and enhance their operations in a competitive electric market evolution. The fruits of that strategic review resulted in the formation of C&T with Claverack, and the subsequent purchase of the stock of Citizens in 1998.

        Following the passage of natural gas competition and restructuring legislation in Pennsylvania in 1999, C&T began to explore additional strategic options for the creation of a complete energy platform capable of offering a full panoply of energy alternatives. In early 2000, a committee comprised of selected directors from the boards of Claverack and Tri-County (the "Joint Partnership Committee") was formed to review the existing corporate structure of C&T. In October 2000, EnerVision, Inc. a utility consulting firm from Atlanta, Georgia, presented its report to the Joint Partnership Committee outlining the issues involved in transferring the ownership of Susquehanna Energy, owned by Claverack and Wellsboro, owned by Tri-County through its holding company, Wilderness, to C&T. It was felt that creation of a full energy delivery platform would allow C&T and its various affiliates and subsidiaries to survive in what was becoming a competitive, total energy services market. Thus, C&T began to explore available options. Also during this period, the opportunity to acquire Valley Energy emerged. That acquisition, finalized in late 2002, then became the focus of the Applicants.

        In 2002, when the Valley Energy acquisition was nearing completion, the Boards of Directors of Claverack and Tri-County re-activated the Joint Partnership Committee to explore ways in which the overall organizational structure could be modified in order to strengthen the relationship between Claverack and Tri-County, strengthen the competitive position of the affiliated companies and optimize cost savings through the use of shared services and economies of scale. The Boards of Directors of Claverack and Tri-County again engaged EnerVision to update its 2000 study which analyzed the ownership transfer of Susquehanna Energy and Wellsboro to C&T. In addition to the review of updated financial information, discussions included identifying the potential benefits to consolidating all of the regulated and for-profit entities into C&T. Representatives from EnerVision met with the Joint Partnership Committee as well as Senior Staff members from the various companies. In October 2002, the Board of Directors of Claverack voted to transfer its ownership of Susquehanna Energy to C&T effective January 1, 2003 and the Board of Directors of Tri-County voted to transfer its ownership in Wellsboro (via the transfer of the stock of Wilderness) to C&T upon regulatory approval.

                2. Acquisition Agreements

        A copy of the Ownership Transfer Agreement is attached hereto as Exhibit B-1.

        It is contemplated that the current employees of the companies will stay in place upon consummation of the Stock Acquisition.

        The Stock Acquisition is subject to customary closing conditions, including all necessary governmental approvals, including the approval of the Commission.

        This Stock Acquisition and the January 1, 2003 ownership transfer of Susquehanna Energy will result in Claverack and Tri-County's joint ownership of these companies through their joint ownership of C&T. No additional consideration will be exchanged unless Wellsboro is unable to obtain the necessary regulatory approval for the transaction.

        Upon closing of the Stock Acquisition, Wilderness will transfer its stock ownership of Wellsboro to C&T.

        D. Benefit Plans

        Neither C&T, Citizens, Valley nor Wellsboro shall have any type of stock reinvestment plan for the general public. Neither C&T, Citizens, Valley nor Wellsboro shall have any type of stock incentive plan for its employees or officers.

        E. Management and Operations of Wellsboro Following the Stock
Acquisition

        At the consummation of the Stock Acquisition, Craig Eccher, the current President & Chief Executive Officer of Wellsboro, will remain President and Chief Executive Officer of Wellsboro. The Chairman and Vice Chairman of Wellsboro will be elected from the then current pool of directors serving on the Wellsboro Board of Directors.

        Wellsboro will be subject to extensive federal and state regulation governing dealings among its utility and nonutility operations. Accordingly, any management policies adopted by Wellsboro's Board of Directors must adhere to any procedural and substantive recordkeeping, accounting and other requirements imposed by such regulations.

        The Wellsboro Board of Directors will honor all prior contracts, agreements, collective bargaining agreements, and commitments with current or former employees or current or former directors of Wellsboro in accordance with the respective terms of such contracts, agreements and commitments, subject to Wellsboro's right to enforce them in accordance with their terms (including any reserved right to amend, modify, suspend, revoke or terminate them). Further, employee severance packages will comply with the Ownership Transfer Agreement. However, no reductions in the labor force are anticipated other than through normal attrition.

        Wellsboro will provide charitable contributions and community support within the service area of Wellsboro at levels substantially comparable to the historic levels of charitable contribution and community support provided by the prior Board of Directors within its service area. Indeed, it is contemplated that Wellsboro, upon consummation of the Stock Acquisition, will be able to enhance its involvement in such activities.

        F. Industry Restructuring Initiatives

        On December 3, 1996, Pennsylvania Governor Tom Ridge signed into law the Pennsylvania Electricity Generation Customer Choice and Competition Act, (the "Competition Act"). In the Competition Act, the Pennsylvania General Assembly provided for a comprehensive restructuring of the electric utility industry in the Commonwealth of Pennsylvania. The Competition Act provided for, among other things, the filing of restructuring plans by all regulated public utilities operating in Pennsylvania. The Competition Act also called for the ability of retail customers to choose their electric generation supplier beginning in, on a pilot basis, November 1997. This pilot program was offered to 5% of each electric public utility's existing retail load. The Competition Act also provided for a phase-in to electric generation choice, which period would end on January 1, 2001.

        Under the Competition Act, all components of electric service, which consists of electric generation, transmission services, distribution services, metering and billing, will be required to be unbundled by a date certain. Such unbundled service must be offered to all retail customers on a non-discriminatory basis utilizing unbundled rate components.

        The Competition Act provides that the opportunity for recovery of such costs is contingent upon whether the electric public utilities have appropriately mitigated their level of stranded costs. The Competition Act also contains several rate caps which provide for assurances of capped rates for customers who desire not to engage in the retail electric generation market.

        All electric public utilities in Pennsylvania have filed their electric restructuring plans with the Pa PUC. The Commission has acted finally on all of those plans as of the date of the filing of this Application/Declaration.

        As a companion piece of legislation, the Pennsylvania General Assembly also enacted the Electricity Generation Choice for Customers of Electric Cooperatives Act ("Cooperative Act"). Similar to the Competition Act for Pa PUC regulated electric utilities, the Cooperative Act provides for, among other things, the complete right of electric cooperatives to compete with others in providing electric and other services in the Commonwealth of Pennsylvania. A separate system of electric retail choice was created for electric cooperatives. Rural electric cooperative customers have the right to seek alternative suppliers and rural electric cooperatives in Pennsylvania have the mandatory obligation to provide open and nondiscriminatory access to the electric cooperative's customer base. Finally, the Cooperative Act provides for the payment of stranded costs by a cooperative's departing customers who engage in electric retail choice.

        Subsequently, the Pennsylvania Legislature enacted the Natural Gas Choice and Competition Act of 1999 ("Gas Act"). In the Gas Act, the Pennsylvania General Assembly provided for a comprehensive restructuring of the natural gas utility industry in the Commonwealth of Pennsylvania. The Gas Act provided for, among other things, the filing of restructuring plans by all regulated natural gas public utilities operating in Pennsylvania. The Gas Act also called for the ability of retail customers to choose their natural gas supplier. The Gas Act also provided for a phase-in to natural gas choice, which period would end on January 1, 2001.

        Under the Gas Act, all components of natural gas service, which consists of production, transmission services, distribution services, metering and billing, will be required to be unbundled by a date certain. Such unbundled service must be offered to all retail customers on a non-discriminatory basis utilizing unbundled rate components.

        The Gas Act provides that the opportunity for recovery of stranded costs is contingent upon whether the natural gas public utilities have appropriately mitigated their level of stranded costs. The Gas Act also contains several rate caps which provide for assurances of capped rates for customers who desire not to engage in the retail natural gas market.

        All natural gas public utilities in Pennsylvania have filed their natural gas restructuring plans with the Pa PUC. The Commission has acted finally on all of those plans as of the date of the filing of this Application/Declaration.

Item 2. FEES, COMMISSIONS AND EXPENSES

        The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Stock Acquisition, are estimated as follows:



        Accountants' fees . . . . . . . . . . . . . . . . . . . .               $ 0

        Legal fees and expenses . . . . . . . . . . . . . . . . .     $ 15,000 est.

        Shareholder communication and proxy solicitation  . . . .          $0

        Exchanging, printing and engraving of stock certificates .         $0

        Consulting fees related to the Stock Acquisition . . . . .    $ 16,000 est.

                TOTAL ESTIMATED FEES  . . . . . . . . . . . . . .     $ 31,000 est.


Item 3. APPLICABLE STATUTORY PROVISIONS

        The following sections of the Act and the Commission's Rules thereunder are or may be directly or indirectly applicable to the proposed transaction:



Section of the Act  Transaction to which Section or Rule is or May Be Applicable
------------------  ------------------------------------------------------------

3(a)(1) Continuation of C&T as an exempt public utility holding company; continuation of Claverack as an exempt public utility holding company; continuation of Tri-County as exempt holding company.

9(a)(2) Acquisition by C&T, Tri-County and Claverack of common stock of Wellsboro.

        To the extent that other sections of the Act or the Commission's Rules thereunder are deemed applicable to the Stock Acquisition, such sections and rules should be considered to be set forth in this Item 3 hereof.

        A. Legal Analysis

        Section 9(a)(2) makes it unlawful, without prior approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate. . .of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definitions set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company, "and" any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."

        Wellsboro is a public utility company as defined in Section 2(a)(5) of the Act. Because C&T directly, and Tri-County and Claverack indirectly, will acquire more than 5% of the voting securities of Wellsboro as a result of the Stock Acquisition, both will become affiliates as defined in Section 2(a)(11)(A) of the Act. As a result of the Stock Acquisition, C&T, Tri-County and Claverack must seek and receive approval of the Commission for the Stock Acquisition under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

        As set forth more fully below, the Stock Acquisition complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:

        o The consideration to be paid for the acquisition of the assets and the subsequent Stock Acquisition is fair and reasonable;

        o The Stock Acquisition will not create detrimental interlocking relations or concentration of control;

        o The Stock Acquisition will not result in an unduly complicated capital structure for the C&T system;

        o The Stock Acquisition is in the public interest and the interest of investors and consumers;

        o The Stock Acquisition is consistent with Sections 8 and not detrimental to the carrying out the provisions of Section 11 of the Act;

        o The Stock Acquisition tends toward the economical and efficient development of an integrated electric public utility system and a permitted additional gas public utility system; and

        o The Stock Acquisition will comply with all applicable state laws.

        Furthermore, the Stock Acquisition provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management, (the "Division"), in the report issued by the Division in June 1995 entitled "THE REGULATION OF PUBLIC HOLDING COMPANIES" (the "1995 Report"). The Stock Acquisition and requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission and are consistent with the Act prior to the 1995 Report and thus could be approved without any reference to the 1995 Report. A number of direct recommendations contained in the 1995 Report, however, serve to strengthen the Applicants' analysis and support certain requests that would facilitate the creation of a new holding company better able to compete in the rapidly evolving electric utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulations. . . and minimize the regulatory overlap, while protecting the interests of consumers and investors" should be used in reviewing this Application/Declaration since, as demonstrated below, the Stock Acquisition will benefit both consumers and shareholders of C&T and the state regulatory authority with jurisdiction over the Stock Acquisition will have approved the Stock Acquisition as in the public interest. DIVISION OF INVESTMENT MANAGEMENT, SECURITIES AND EXCHANGE COMMISSION, THE REGULATION OF PUBLIC-UTILITY HOLDING COMPANIES, at 2-3 (June, 1995). In addition, as discussed in more detail in each applicable item below, the specific recommendations of the Division with regard to financing transactions, utility ownership, and diversification are applicable to the Stock Acquisition.

        For example, the 1995 Report recommends that the Commission should apply a more flexible interpretation of the integration requirements of the Act. It states that interconnection through power pools, reliability councils and wheeling arrangements and natural gas marketers and brokers can satisfy the physical interconnection requirement of Section 2(a)(29); the geographical requirements of Section 2(a)(29) should be interpreted flexibly, recognizing technical advances consistent with the purposes and provisions of the Act; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected state agrees and the Commission should watchfully defer to the work of other regulators. 1995 Report at 71-77. The Commission has recognized the need to apply the standards of Section 10, and by reference, Section 11(b), in light of the changing realities of the utility industry. There now exists a national policy to promote efficient and competitive energy markets. Participation in energy marketing ventures has been viewed as promoting greater competition. This creation and nurturing of competition extends to both retail and wholesale markets. Eastern Utilities Associates, Pub. Util. Holding Co. Act Rel. No. 26519, 1996 SEC LEXIS 1396 (May 23, 1996).

        The Act directs the Commission to consider the "state of the art" in determining whether the requirements of the Act are satisfied. See definition of "integrated-public utility system" in Section 2(a)(29). The Commission has long recognized that as the industry changes-by means of technological developments and by reason of new laws and regulations, the Commission faces the task of applying the requirements of the Act in light of these changing conditions. Such changes since 1935 have made it possible for ever larger and geographically more diverse companies to satisfy the standards of the Act. Systems that would have been unlikely to receive approval in the past have proven to be not only permitted but in fact made necessary by the evolving state of the art. American Electric Power Company, Inc., Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299 (July 21, 1978). Neither the Act nor what it means have changed, but the means by which utilities can comply with the Act have changed. This case is just such an example as small utilities attempt to survive in a competitive environment through strategic alternatives.

        In recent years, the Commission has emphasized that the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned from time to time to keep pace with the changing economic and regulatory climates." Union Electric Co., Pub. Util. Holding Co. Act Rel. No. 18368, 45 S.E.C. 489, n.52 (Apr. 10, 1974); Consolidated Natural Gas Company, Pub. Util. Holding Co. Act Rel. No. 26512, 52 S.E.C. 769 (Apr. 30,
1996); Eastern Utilities Associates, Pub. Util. Holding Co. Act Rel. No. 26232, 1995 SEC LEXIS 395 (Feb. 15, 1995).

        In recent decisions the Commission has cited U.S. Supreme Court and Circuit Court of Appeals decisions that recognize that an agency is not required to establish rules of conduct that last forever, but must adapt its polices to the demands of changing circumstances. Consequently, the Commission has attempted to respond flexibly to the legislative, regulatory and technological changes that transform the structure and shape of the utility industry.

        The current state of the art is characterized by the development of competitive wholesale electric supply and natural gas markets resulting from changes in Federal law and regulations and the adoption by states of utility restructuring laws leading to retail customer choice and other changes. In Pennsylvania, the Legislature has enacted public utility restructuring legislation. Pursuant to this legislation, retail customers have a choice in determining who will supply their electrical power and their natural gas supplies. Customer choice, the elimination of the traditional monopoly over the generation aspects of electricity and the supply of natural gas, fundamentally changes the nature of regulation. In this case, both New York and Pennsylvania have implemented policies seeking to provide consumers the benefits of competition.

        As to the current state of the art, the ongoing corporate restructuring of the United Sates utility industry reflects the effects of emerging FERC policy on market based pricing for both natural gas supplies and electrical generation supplies. It also reflects the product of many recent state laws mandating competitive resource procurement, retail electric and natural gas competition. Layered upon these changes are both rapid developments in technology and the emergence and growth of power marketing and energy trading industry, both of which facilitate an efficient and competitive-based market based cost coupled with an ever expanding natural gas retail markets. The cumulative effect of these regulatory, technological and economic changes has dramatically altered the "state of the art" that Congress directed the Commission to consider more than sixty years ago. The Commission must respond realistically to the changes in the utility industry and interpret flexibly each piece of the integration equation. The Commission's staff in its 1995 Report advised the Commission that open access under FERC Order No. 636, wholesale wheeling under the Energy Policy Act of 1992 and the development of an increasingly competitive and interconnected wholesale power market have expanded the means for achieving the interconnection and the economic operation and coordination of utilities with non-contiguous service territories are even more developed now than in 1995.

        The Act was intended, among other things, to prevent the evils that arise "when [the] growth and extension of holding companies bears no relation to [the] economy of management and operation or integration and coordination of related operating properties." 15 U.S.C. Section 79a(b)(4). The Stock Acquisition promotes economies and coordination of small, related operating properties within a single region in a manner consistent not only under the policies of the Act, but also with the policies of FERC and State regulatory initiatives. Under the Act, the ultimate determination has always been whether, on the facts of a given matter, the proposed transaction will lead to the occurrence of the evils the Act was intended to address. The following analysis will examine each of the requirements of the Act and show that the Stock Acquisition will satisfy all applicable provisions of the Act, will not result in the recurrence of the evils to which the Act is directed and, therefore, should be approved by the Commission.

        Following the Stock Acquisition, C&T believes, for the reasons explained below, that it will still qualify for the intrastate exemption under Section 3(a)(1) of the Act and that Claverack and Tri-County shall qualify under Section 3(a)(1) of the Act, and requests an order granting such exemptions. Under this Section, the Commission must exempt, by rule or order, any holding company if that holding company, and each material public utility subsidiary company from which the holding company derives any material part of its income, are predominately intrastate in character, and carry on their business in the state in which they are organized, unless and except insofar as the Commission finds the exemption detrimental to the public interest or the interest of investors or consumers.

                1. Section 10(b)

        Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless;

        (1) Such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind and to an extent detrimental to the public interests or the interests of investors or consumers;

        (2) In the case of acquisition of securities or assets, the consideration, including all fees, commissions, or other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not unreasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

        (3) Such acquisition will not unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

                        a. Section 10(b)(1)

                                (1) Interlocking Relations

        By its nature, any acquisition results in new links between theretofore unrelated companies. These links, however, are not the types of interlocking relationships targeted by Congress in Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. Congress sought to prevent interlocking directorships among competitors engaged in interstate commerce and was primarily targeted at preventing restrictions that prohibit free and open competition. North American Light and Power Company, et. al., Pub. Util. Holding Co. Act Rel. No. 6153, 1945 SEC LEXIS 863 (Oct. 25,
1945).

        The Stock Acquisition will not result in detrimental interlocking relations. In fact, the current Board of Directors will remain in place. The Board of Directors of Wellsboro is composed of members drawn from the Board of Directors of Tri-County and independent, outside directors. Specifically, Mr. Haldeman, Mr. Calkins, Mrs. Seeley and Mr. Snyder currently members of the Tri-County Board of Directors, will remain on the Wellsboro Board of Directors. It is anticipated that at the conclusion of the Stock Acquisition, the shareholder (C&T) will review the slate of directors on the Wellsboro Board of Directors. Forging such relations is beneficial to the protected interests under the Act and thus are not prohibited by Section 10(b)(1). The Stock Acquisition does not contemplate creating relationships with other far-flung public utilities engaged in interstate commerce or with competitors of each constituent company. The Stock Acquisition shall not inhibit competition as there shall be control exercised only over three small investor-owned public utilities operating in a limited portion of Pennsylvania and an even more limited portion of New York.

                                (2) Concentration of Control

        Section 10(b)(1) is intended to avoid "an excess of concentration in business, "while preserving" opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Company, Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299, 1309 (July 21, 1978). This section of the Act is designed to prevent huge, complex and irrational holding company systems. American Power, supra. When applying
Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corporation, Pub. Util. Holding Co. Act Rel. No. 15958, 43 S.E.C. 693, 700 (Feb. 6, 1968). As
discussed below, the Stock Acquisition will not create a "huge, complex, and irrational holding company system," but rather will provide the opportunity for C&T , Tri-County and Claverack to achieve economies of scale and efficiencies which are expected to benefit investors and customers. See American Electric Power, Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299, 1307 (July 21,
1978).

        Size: The Commission has rejected a mechanical size analysis under
Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the economic efficiencies that can be achieved through the integration and coordination of utility operations. See AEP, supra. The Commission in AEP noted that although the drafters of the Act were concerned with bigness as evil, they were aware that combinations of isolated local utilities into an integrated system afforded opportunities for economies of scale, elimination of duplicative facilities and activities, the sharing of production capacity and generally more efficient operations. As discussed above, the Stock Acquisition stems from a corporate restructuring, and does not change in any way the service area of C&T, which serves approximately 12,200 electric customers solely within the Commonwealth of Pennsylvania, and approximately 5,000 natural gas customers in Pennsylvania and another approximate 1,300 natural gas customers New York. Even when combined with the other electric customers served by Tri-County, Claverack, Wellsboro, and Citizens, the total number of electric consumers will not exceed 50,000 customers over a geographic territory encompassing 6,625 square miles or almost 9% of the Commonwealth of Pennsylvania and 6,300 natural gas customers in a 144 square mile area predominately located in north central Pennsylvania. On a pro forma basis, for the year ended December 31, 2003, the combined assets of Claverack, Tri-County, Wellsboro, Citizens' and Valley would be approximately $160 million; the combined operating revenues of Tri-County, Claverack, Citizens, Wellsboro, and Valley would be approximately $69 million. Neither Wellsboro, Citizens, Tri-County nor Claverack will own any generating capacity or generating facilities. C&T clearly will not exceed the economies of scale that can be achieved from modern electric generation and transmission technologies on the one hand and modern gas transportation technologies on the other hand.

        By comparison, the Commission has approved a number of acquisitions involving significantly larger operating utilities. See, e.g., Cinergy Corporation, Pub. Util. Holding Co. Act Rel. No. 26146, 57 S.E.C. 2353 (Oct. 21,
1994) (combination company whose combined assets at time of acquisition was approximately $7.9 billion); Entergy Corporation, Pub. Util. Holding Co. Act Rel. No. 25952, 51 S.E.C. 869 (Dec. 17, 1993) (combined company whose assets at time of acquisition were in excess of $21 billion); Northeast Utilities, Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427 (Dec. 21, 1990) (company whose combined assets at time of acquisition was approximately $9 billion); Centerior Energy Corporation, Pub. Util. Holding Co. Act Rel. No. 24073, 49 S.E.C. 472 (Apr. 29, 1986) (company whose combined assets at time of acquisition was approximately $9.1 billion); Conectiv, Inc., Pub. Util. Holding Co. Act Rel. No. 26832, 1998 SEC LEXIS 326 (Feb. 25, 1998) (company whose combined assets at time of acquisition was $5.65 billion).

        As noted in the Form U-1 submitted in connection with the Valley acquisition that was approved by the Commission in its October 31, 2002 Order, C&T is an extremely small-sized exempt holding company. C&T's operations do not exceed the economies of scale of current electric generation and transmission technology or natural gas transportation technology or provide undue power or control to Wellsboro, Citizens or Valley and in the region in which they will provide service. Indeed, the neighboring utility to Citizens, PPL Company, serves approximately 1.1 million customers in Pennsylvania. Citizens serves 6,500 customers, which when combined with Wellsboro's 5,700 customers, represent only 0.19% of the Commonwealth of Pennsylvania's approximately 6 million electric customers. Valley's 6,300 natural gas customers represent only 0.25% of Pennsylvania's approximate 2.5 million natural gas customers. Valley provides gas and distribution services to predominately small commercial and residential customers (as well as industrials) subject to regulation by the Pa PUC and the NYPSC. All Pa PUC regulated customers may now purchase gas from alternative suppliers and use Valley's distribution system to transport the gas purchased in the competitive market. Valley does not engage in the sale of natural gas at resale. Valley's share of natural gas at retail is insignificant compared to systems in the region such as Columbia Gas System, Inc., Consolidated Natural Gas Company and UGI Utilities, Inc.

        Efficiencies and Economies: As noted above, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., Pub. Util. Holding Co. Act Rel. No. 24073, 49 S.E.C. 472, 475 (Apr. 29, 1986), the Commission stated flatly that "[a] determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all of the circumstances, not on the basis of size alone." In addition, in the 1995 Report, the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the merger or acquisition creates an entity subject to effective state regulatory control and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests.

        Thus, while Congress was concerned with the evils and pitfalls of "bigness," it was also aware that the combination of isolated local utilities into an integrated system provided opportunities for economies of scale, the elimination of duplicative facilities and activities, the ability to share resources and supplies, all in an effort to implement generally more efficient operations. American Electric, supra.

        By virtue of the Stock Acquisition, C&T, Tri-County and Claverack will be in a position to realize the opportunities for achieving economies of scale, eliminating duplicate facilities and activities, sharing of production capacity and reserves, and generally more efficient operations as more fully described by the Commission in America Electric Power Company, Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299 (July 21, 1978). Among other things, the Stock Acquisition will enhance the ability of Citizens, Wellsboro and Valley to achieve significant capital expenditure savings through labor cost savings, corporate and administrative efficiencies, and the ability to combine certain administrative functions such as billing and metering. These expected economies and efficiencies from the combined utility operations are described in greater detail below and are projected to result in net savings of more than $250,000 on an annual basis.

        Competitive Effects: Section 10(b)(1) also requires the Commission to consider the possible anticompetitive effects of an acquisition. Entergy, supra. In Northeast Utilities, Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427, 445 (Dec. 21, 1990), the Commission stated that the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." In this case, there is no basis for the Commission to conclude that the Stock Acquisition is likely to have anti-competitive consequences. On the contrary, customers in Pennsylvania and New York will benefit from the Stock Acquisition.

        In prior cases, the Commission has "watchfully deferred" to market power determinations made by the federal antitrust agencies, state commissions and FERC. See, e.g., Sempra Energy, Pub. Util. Holding Co. Act Rel. No. 26890, 1998 SEC LEXIS 1310 (June 26, 1998) (citing City of Holyoke Gas & Electric Dept. v. SEC, 972 F.2d 358, 363 (upholding the "watchful deference" policy)). The Commission has previously applied its watchful deference policy when reviewing mergers that were subject to review by the federal antitrust agencies, but not FERC or state commissions. See TUC Holding Co., et al., Pub. Util. Holding Co. Act Rel. No. 26749, 53 S.E.C. 101 (Aug. 1, 1997). The Commission should follow the watchful deference policy in this case.

        The DOJ and FTC are not reviewing this Stock Acquisition pursuant to the Hart-Scott- Rodino Act because the value of the Stock Acquisition falls below the $50 million threshold for such review. While FERC, DOJ and FTC are not reviewing the Stock Acquisition, it is being reviewed by one state commission, i.e., the Pa PUC.

        The Pa PUC is also required, pursuant to its electric and natural gas restructuring legislation noted earlier, to monitor competitive conditions in the supply and distribution of electricity and natural gas to retail customers. 66 Pa. C.S. Section 2811(a). In addition, the Pa PUC is required to take steps to prevent anticompetitive or discriminatory conduct and the unlawful exercise of market power by any electric supplier or natural gas supplier. Id. Under this legal authority, the Pa PUC, upon complaint or upon its own motion for good cause shown, must conduct an investigation of the impact of various transactions on the proper functioning of a fully competitive retail electricity and natural gas markets, including the effect of mergers, consolidations, acquisition or disposition of assets or securities of electricity suppliers and local distribution companies, transmission congestion and anticompetitive or discriminatory conduct affecting the retail distribution of electricity and natural gas. 66 Pa. C.S. Section 2811(b). In addition, the Pennsylvania Public Code requires the Pa PUC, in the exercise of its authority that it otherwise would have to approve the acquisition of securities and/or assets of other public utilities, to consider whether the proposed acquisition is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail electricity and natural gas customers in the Commonwealth from obtaining the benefits of a properly functioning and a workable competitive retail electricity and natural gas markets. Finally, the Pa PUC has broad authority to condition the grant of a certificate of public convenience approving the Stock Acquisition, including the right to correct potential anticompetitive effects. Valley's rates will be subject to the provisions of Gas Act. The Pa PUC possesses full authority to regulate those retail rates. Likewise, the NYPSC retains full authority to regulate the New York portion of the Valley system.

        Thus, Wellsboro, Citizens and Valley shall not possess any market power to extract monopoly rents from its ratepayers. These entities do not possess market power in the production market because it does not own any significant natural gas production assets. In sum, the systems which are the subject of this proceeding do not possess market power.

        Under the current statutory structure in Pennsylvania, three (3) utilities - Citizens, Valley and Wellsboro - will be subject to intense competition for their native load customers. A similar effect will occur in New York where the New York portion of Valley will subject to intense competition for native load from alternative suppliers of natural gas. Because of their small size and unique characteristics, a loss of even a small proportion of their customer load will have significant ramifications upon their revenue streams. All the more reason that size will be critical to survival in a competitive retail electricity and natural gas markets.

        Thus, it is clear that there is effective regulatory control over the proposed Stock Acquisition. The Pa PUC will resolve the issue of market power, if any is found. The Applicants believe, however, based on the evidence provided above, that the Stock Acquisition will have no impact on its market power in north central Pennsylvania and south central upstate New York. Thus, the Pa PUC had made the finding that this Stock Acquisition will have no impact on a competitive market in Wellsboro's service territory. See Exhibit No. D-2.

        Significantly, the Stock Acquisition has been approved by the Pa PUC. In none of the proceedings before the PaPUC did the commission's staff or other parties raise significant objections based on the assertion that the Stock Acquisition would harm competition. On the contrary, the commission found that the Stock Acquisition would be in the public interest. See Exhibit No. D-2.

        For the reasons noted above, the Stock Acquisition will not tend towards interlocking relations or the concentration of control of public utility customers of a kind or to the extent detrimental to the public interests or the interests of investors or customers within the meaning of Section 10(b)(1).

                        b. Section 10(b)(2) -- Fairness of Consideration

        Section 10(b)(2) requires the Commission to determine whether the consideration to be given by C&T to Tri-County in connection with the Stock Acquisition is reasonable and whether it bears a fair relation to investment in the earning capacity of the utility assets underlying the securities being acquired. For the reasons given below, there is no basis in this case for the Commission to make a negative finding concerning the consideration being offered in this Stock Acquisition. The Commission has stated in the past that Section 10(b)(2) does not demand a mathematical equivalence of values for the terms of the exchange. Rather, a voluntary exchange requires some advantages, typically a premium, in order to induce acceptance of an offer. Entergy Corporation, Pub. Util. Holding Co. Act Rel. No. 25952, 51 S.E.C. 869 (Dec. 17, 1993). In its determination as to whether or not the consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission has considered whether the price was decided as a arm's-length negotiations and whether the respective Boards of Directors has approved the transaction. Consolidated Natural Gas Co., Pub. Util. Holding Co. Act Rel. No. 25040, 1990 SEC LEXIS 269 (Feb. 14, 1990). The Commission also considers the opinions of investment bankers. Specifically, the Commission has previously recognized that when the agreed consideration for an acquisition is the result of arms-length negotiations between the managements of the companies involved, supported by opinions of financial advisors, there is persuasive evidence that the requirements of Sections 10(b)(2) have been satisfied. See Entergy Corporation, et al., 51 SEC 869 at 879 (Dec. 17, 1993); The Southern Company, et al., Pub. Util. Holding Co. Act Rel. No. 24579, 1998 SEC LEXIS 311, *8 (Feb. 12, 1988).

        The organizational restructuring was the product of extensive and vigorous discussion and negotiations between the management, financial and legal advisors of C&T, Claverack and Tri-County. These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies. The discussions included the valuations from EnerVision, and industry consultant hired by the Board of Directors to analyze the transaction, as well as issues related to the future of the affiliation between the two cooperatives and the potential benefits of shared ownership of the entities. Finally, the terms of the agreement were subject to approval by both companies' Boards of Directors.

        In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Stock Acquisition, C&T believes that the reorganization falls within the range of reasonableness and that the consideration for the Stock Acquisition bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of Wellsboro.

                        c. Section 10(b)(2) -- Reasonableness of Fees

        The Applicants believe that the overall fees, commissions, and expenses incurred and to be incurred in connection with the Stock Acquisition are reasonable and fair in light of the size and complexity of the Stock Acquisition and the anticipated benefits of the Stock Acquisition to the public investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

        As set forth in Item 2 of this Application/Declaration, the Applicants anticipate they will incur a total of approximately $31,000 in fees, commissions and expenses in connection with the Stock Acquisition. This number pales in light of the recent mergers and other acquisitions approved by the Commission.

                        d. Section 10(b)(3) -- Capital Structure

        Section 10(b)(3) requires the Commission to determine whether the acquisition will unduly complicate the Applicants' capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the Applicants' system.

        The capital structure of the Applicants will not be unduly complicated nor will it be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the Applicants' system. In fact, the Stock Acquisition will not have any impact on C&T's capital structure and will simplify the capital structure of Tri-County and Claverack. As described in Item 1.A.2., C&T will continue to have only one class of common stock. It shall not have any preferred stock issued to the general public. At the time of formation, C&T shall not have any debt. As a result, C&T's capital structure will simply consist of the common stock. C&T will hold as its sole assets, all of the stock of Citizens, Susquehanna Energy, Valley and Wellsboro. Wellsboro will operate as one corporate entity. Also as described in Item 1.A.2, as a result of the Stock Acquisition, C&T will be the only subsidiary of both Tri-County and Claverack. Tri-County will no longer be the direct parent of Wellsboro and Wilderness will become an inactive corporation. Additionally, none of C&T, Tri-County and Claverack have any public securities that are rated.

        The following chart illustrates Wellsboro's projected net income on a pro forma basis. Some internal restructuring of the long-term debt currently held by Wilderness and Wellsboro is being done. There is no overall increase in the total debt.


        -----------------------------------------------------------
                   Wellsboro Electric Company
                   Pro-Forma Net Utility Income Illustration

                2002            $72,766
                2003           $164,690
                2004           $284,000
                2005           $272,000
                2006           $227,000
        -----------------------------------------------------------


        The following chart shows the effect of the Stock Acquisition on C&T's capital structure. While a historical summary of the capital structure does not exist, set forth below are summaries of the capital structures (excluding short-term debt) of C&T and Wellsboro as of December 31, 2003 and the pro forma consolidated capital structure of C&T as of the same date:


--------------------------------------------------------------------------------

                            C&T Enterprises, Inc.
           Pro Forma Capital Structure Illustration as of 12/31/03
                                  000s omitted


                        C&T*    Wellsboro                      Total

Common/Preferred        8,660       275                        8,935
Stock


Other Equities            506     1,576                        2,082

Total Equities          9,166      1851                       11,017

Long Term Debt         31,102    15,733                       46,835

Debt/Equity Ratio         29%                                    23%
(Pro forma)

* In this illustration, C&T includes Citizens, Valley, and Tioga Energy


------------------------------------------------------------------------------


        C&T's consolidated equity capitalization is slightly lower than the customary 30% level. See Northeast Utilities, Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427, n.47 (Dec. 21, 1990). However, this depiction is not a true measure of the Applicants' financial strength. The Commission has recognized that compelling circumstances such as exist in the instant matter may warrant our approval of a consolidated equity capitalization below the customary 30% level. See, e.g., id. (authorizing equity capitalization level of 27.6%); Eastern Utils. Assocs., Pub. Util. Holding Co. Act Rel. No. 24879, 49 S.E.C. 1131 (May 5, 1989) (equity capitalization level of 28.9%).

        Here, the C&T's lenders require that C&T maintain at least a 20% equity level. The 20% equity infusion by the parent company was agreed upon by the lender, NCSC, and C&T. NCSC is a financial institution owned by electric cooperatives. An important consideration in arriving at this percentage was the corporate structure of the joint owners of C&T, Claverack and Tri-County. These joint owners are not-for-profit, member owned cooperatives. In arriving at the 20% equity level, NCSC took into consideration the financial structure and standing of C&T, as well as the cooperative owners and Wellsboro. To change these requirements in the loan agreement as to the financial structure of C&T would require re-opening of the agreed upon loan agreement, which would be a difficult process for both NCSC and C&T.

        Additionally, C&T notes that in its prior Application/Declaration filed and approved in 2002 regarding Valley, C&T's equity capitalization was at 22%. As shown above, it is now at 29% due to positive financial results as expected by way of the acquisition of Valley. C&T anticipates that through the savings realized through the Stock Acquisition that Wellsboro's equity level will increase and as a result C&T's equity level will increase in future years.


        The following chart shows the effect of the Stock Acquisition on Tri-County's capital structure. While a historical summary of the capital structure does not exist, set forth below is a summary of the capital structure (excluding short-term debt) of Tri-County as of December 31, 2003:


------------------------------------------------------------------------------------------
                                 Tri-County's Capital Structure
                 Pro Forma Capital Structure Illustration as of 12/31/03
                                     (000s omitted)
------------------------------------------------------------------------------------------
                         unconsolidated               consolidated with Wilderness &
                                                             Wellsboro
----------------------- ----------------- ------------------------------------------------
Total Equities              $17,159                           $14,813
(memberships,
patronage capital,
other equities)
----------------------- ----------------- ------------------------------------------------
Long-Term Debt              $41,234                           $52,716
----------------------- ----------------- ------------------------------------------------
Debt/Equity Ratio            41.6%                             28.1%
----------------------- ----------------- ------------------------------------------------

        As evidenced by the above chart, Tri-County's capital structure on unconsolidated basis is well above the customary 30% level. Tri-County anticipates that it will continue to be as such after the Stock Acquisition is completed.

        The following chart shows Claverack's capital structure. While a historical summary of the capital structure does not exist, set forth below is a summary of the capital structure (excluding short-term debt) of Claverack as of December 31, 2003:


------------------------------------------------------------------------------------------
                              Claverack s Capital Structure
                 Pro Forma Capital Structure Illustration as of 12/31/03
                                     (000s omitted)
------------------------------------------------------------------------------------------
Total Equities (memberships,   $17,490
patronage capital, other
equities)
------------------------------ -----------------------------------------------------------
Long-Term Debt                 $36,247
------------------------------ -----------------------------------------------------------
Debt/Equity Ratio              48.3%
------------------------------ -----------------------------------------------------------

        As evidenced by the above chart, Claverack's capital structure on unconsolidated basis is well above the customary 30% level. The Stock Acquisition will have no impact on Claverack's capital structure.

        The Act's concern with complicated capital structures focuses on the use of an inordinate number of different securities having different preferences, dividends, voting rights and other special characteristics and the resulting difficulty in understanding the factors determining the performance of a security and voting control of the issuer. Section 1(b)(1) identifies utilities' securities being "issued upon the basis of fictitious or unsound asset values having no fair relation to the sums invested in or the earning capacity of the properties and upon the basis of paper profits from inter- company transactions, or in anticipation of excessive revenues from subsidiary public utility companies" as abusive. Section 1(b)(3) of the Act highlights problems resulting "when control of [utility holding company] companies is exerted through disproportionately small investment" (i.e., pyramiding).

        The primary objective of Section 10(b)(3) and Section 11(b)(2) is to prevent an unfair allocation of actual voting power in utility holding companies through an unduly complicated capital structure. Indeed, earlier decisions of the Commission interpreting the standards of Section 10(b)(3) and Section 11(b)(2) focus primarily on publicly held minority stock interests.

        Section 10(b)(3) and Section 11(b)(2) were designed to eliminate the abuse of holding company structures that predated the adoption of the 1935 Act. These provisions were needed at that time given the immature nature of other federal securities or law protections available to investors. In the 1995 Report, the Staff extensively discussed the greater access to information and advances in accounting and recordkeeping requirements that have developed since the adoption of the Securities Act of 1933 and the Securities Exchange Act of 1934. Given these advances, there is no concern that the issuance of the stock will unduly complicate the Applicants' capital structure.

        It is anticipated that the regulatory environment in which Citizens, Wellsboro and Valley will be conducting their respective utility operations following the Stock Acquisition, will help to ensure that dealings between these regulated electric and natural gas utility businesses and C&T, and will be appropriate under the foregoing standard. The Pennsylvania Public Utility Code and the New York Public Service Law both provide for regulatory oversight of certain intercompany transactions and other fiduciary matters that may relate to the stock. Citizens and Wellsboro will continue to be directly subject to comprehensive regulation by the Pa PUC and Valley will subject to the Pa PUC and the NYPSC as to retail rates, terms and conditions of service, accounting practices and audits, purchases and dispositions of utility property, the issuance and assumption of securities, the acquisitions of other utility and nonutility companies, interaffiliates transactions, certain additions and extensions of facilities and in certain other respects.

        The only voting securities of C&T which will be publicly held after the Stock Acquisition will be the common stock of Citizens, Susquehanna Energy, Valley, and Wellsboro. C&T will have the ability to issue preferred stock but at this time that action is not anticipated.

        Thus, the impact of the Stock Acquisition on the Applicants' financial position (including capitalization) and its results on operations is not material. It is expected that the Stock Acquisition will benefit the interests of the public, consumers, and investors, and will not lead to a capital structure that impairs the proper functioning of a holding company system or allows for abuses.

        As set forth more fully in Item 3.A.2.(b)(i) (efficiencies and economics), Item 3.A.2.(b)(ii) (integrated public utility system) and elsewhere in this Application/Declaration, the Stock Acquisition is expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the C&T, Tri-County and Claverack utility system. The Stock Acquisition will therefore be in the public interests and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

                2. Section 10(c)

        Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

        (1) An acquisition of securities or utility assets, or of any other interests, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11, (applicable only to registered holding companies) or

        (2) The acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interests by tending towards the economic and the efficient development of an integrated public utility system.

                        a. Section 10(c)(1)

        Section 10(c)(1) requires that an acquisition be lawful under Section 8 and not detrimental to the carrying out of the provisions of Section 11 of the Act. Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and electric utility serving substantially the same area if state law prohibits it(2). Sections 8 and 11, by their terms, apply only to registered holding companies and since, as discussed more fully infra, the Applicants will be exempt from registration under the provisions of
Section 3(a)(1) of the Act, the Stock Acquisition is not unlawful under Section 8 nor detrimental to the carrying out of the provisions of Section 11 of the Act. However, even if these sections were applicable, the Stock Acquisition would not be


________________
2       Upon the consummation of the Stock Acquisition, C&T shall be operating a dual utility system, however, the operating utility under the C&T umbrella renders service in non-contiguous service territories but in the same region of NorthCentral Pennsylvania. Further, Tri-County and Claverack will not be operating dual utility systems but operate in contiguous service territories as the operating utilities under the C&T umbrella (i.e., Citizens, Valley and Wellsboro).

unlawful as there is no state law, regulation or policy against combination companies (those with gas and electric operations) and the conditions of Section 11 would, in any event, be met. In any event, the Stock Acquisition shall be consummated only upon approval received from the various regulatory agencies exercising jurisdiction over the matter. Additional assurances were provided in connection with C&T's and Wellsboro's state application for approval of the Stock Acquisition. For example, the Pa PUC found that the transaction does not result in anticompetitive or discriminatory conduct or the unlawful exercise of market power. See Exhibit No. D-2. Thus, this favorable finding by the Pa PUC will provide the Commission additional assurances that the requirements of
Section 8 of the Act have been met.

        Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if state law prohibits it. As discussed above, the Stock Acquisition does not raise any issue under Section 8 or, accordingly, the first clause of Section 10(c)(1). Indeed, Section 8 indicates that a registered holding company may own both gas and electric utilities where, as here, the relevant state utility commission supports such an arrangement.

        As previously stated, Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11. Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. Moreover as described below, the Stock Acquisition will not result in unnecessary complexities or unfair voting powers.

        Section 11(b)(1) of the Act generally requires a registered holding company to limit its operations to a "single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system." The combined utility assets of the Applicants will not together constitute an "integrated public utility system" within the meaning of the Act, but, instead, each separate system (i.e., the gas utility operation and the electric utility operations) will remain an integrated public utility system as more fully described below.

        Section 11(b)(1) permits the acquisition and retention of more that one integrated system only if the requirements of Section 11(b)(1)(A)-(C) ("ABC Clauses") are satisfied. Section 10(c)(1), however, does not require that new acquisitions comply to the letter with Section 11. Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999). The Commission interprets the Act and its integration standards in light of changed and changing circumstances. Sempra Energy, Pub. Util. Holding Co. Act Rel. No. 26971, 53 S.E.C. 1242 (Feb. 1, 1999) (interpreting the integration standards of the Act in light of the developments in the natural gas industry).

        The Commission has consistently recognized that compliance with the standards of Section 11 is not required where the holding company is exempt under Section 3. See

Gaz Metropolitan, Inc., Exchange Act Rel. No. 26170, 52 S.E.C. 56 (Nov. 23,
1994). In applying Section 10(c)(1) to an exempt holding company, the Commission focuses upon whether the acquisition would be detrimental to the core concerns of Section 11, namely the protection for the public interest and the interests of investors and consumers. WPL Holdings, Pub. Util. Holding Co. Act Rel. No. 24590, 49 S.E.C. 761 (Feb. 26, 1998), aff'd. in part and rev'd in part sub nom., Wisconsin Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989) (authorizing combination electric and gas exempt holding company); Dominion Resources Inc., Pub. Util. Holding Co. Act Rel. No. 24618, 1988 SEC LEXIS 692 (Apr. 5, 1988) (noting that the "only question" regarding acquisition of additional gas system is impact upon public interest and investors and consumers, and emphasizing that Section 10(c )(1) would bring Section 11(b)(1) into consideration only if Dominion Resources were not entitled to an exemption); WPS Resources Corp., Pub. Util. Holding Co. Act Rel. No. 26922, 1998 SEC LEXIS 2097 (Sept. 28, 1998); BL Holding Corp., Pub. Util. Holding Co. Act Rel. No. 26875, 1998 SEC LEXIS 970 (May 15, 1998).

        The Commission has also emphasized that an exempt holding company can acquire utility assets that would not, with the acquiring company's existing utility assets, comply fully with the requirements of Section 11(b)(1), provided there is "de facto integration" of contiguous utility properties and the holding company is exempt from registration under Section 3(a) of the Act following the acquisition. TUC Holding Co., Pub. Util. Holding Co. Act Rel. No. 26749, 53 S.E.C. 101 (Aug. 1, 1997); Sempra Energy, Pub. Util. Holding Co. Act Rel. No. 26890, 1998 SEC LEXIS 1310 (June 26, 1998); PP&L Resources, Inc., Pub. Util. Holding Co. Act Rel. No. 26905, 1998 SEC LEXIS 1716 (Aug. 12, 1998).

        De facto integration exists where the utility systems of the acquiring company and the acquired company overlap or are adjacent to one another, the systems will be coordinated administratively following the proposed acquisition, and the proposed acquisition will allow the systems to compete more effectively without giving rise to any of the abuses that the Act was designed to prevent, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation. See BL Holding Corp., Pub. Util. Holding Co. Act Rel. No. 26875 (May 15, 1998) (citing TUC Holding Company, 53 S.E.C. 101 (1997) and Gaz Metropolitan, Inc., 52 S.E.C. 56 (1994)).

        Following the completion of the Stock Acquisition, the Applicants' system will consist of (i) an integrated electric utility system comprised of Tri-County, Claverack, Wellsboro and Citizens located primarily in Pennsylvania and to a very limited extent in New York (the "Primary System"), and (ii) an integrated gas utility system, Valley, serving Bradford County, Pennsylvania and a small portion of Tioga and Chemung Counties, New York (the "Secondary System").

        The Stock Acquisition is fully consistent with the standards of Section 10(c)(1) of the Act as applied to exempt holding companies. The Stock Acquisition fully complies with the "de-facto integration" requirement standard set forth above.

        First, in this case, the service territories of the Primary System and the Secondary System are contiguous and in the same state. While not directly interconnected, Tri-County is contiguous to and actually surrounds Wellsboro. Tri-County and Claverack are contiguous utilities. While Citizens is located to the south of these three utilities, it is located in the same region of NorthCentral Pennsylvania as the other three electric utilities as well as Valley. Additionally, Citizens was found to be a part of an integrated electric utility system in the Commission's order approving the acquisition of Citizens' stock and will remain an integrated electric utility system confined to the Lewisburg area of Pennsylvania. Valley will remain an integrated, single gas public utility confined to Bradford County, Pennsylvania and a small portion of Tioga and Chemung Counties, New York. Additionally, the Stock Acquisition will place the electric assets of Wellsboro under the C&T umbrella. The utility service territories of C&T's parents, the indirect holding companies, Claverack and Tri-County, overlap completely the service territory of Valley. Thus, the respective service territories of the gas and electric systems will be "overlapping, adjacent, or in close proximity to each other."

        Next, the Stock Acquisition will combine an electric and gas system producing a combined enterprise that will better serve the needs of its customers and the interests of its investors by offering efficient energy supply and delivery service in a competitive markets. As discussed below, the systems of Wellsboro, Citizens and Valley will be coordinated with respect to a number of operational, administrative and support functions. Such functions being considered include: human resources, payroll, customer service, meter reading, billing, supply chain, fleet, accounting and treasury. Moreover, as noted above, the Stock Acquisition will produce a combined entity that will be able to compete more efficiently and effectively in providing energy service to customers.

        Further, the Stock Acquisition will not give rise to any of the abuses, such as scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that the Act, including Section 11(b)(1), was intended to address. The Stock Acquisition shall not impede the ability of the Pa PUC or the NYPSC to effectively regulate the respective state utility activities of Wellsboro, Citizens or Valley. Thus, the Commission should find that the Stock Acquisition will not be detrimental to the interest of
Section 11, and thereby satisfies the requirements of Section 10(c)(1).

                        b. Section 10(c)(2)

        Because Section 2(a)(29) specifies separate definitions for gas and electric systems, the Commission has historically taken the view that gas and electric properties together cannot constitute a single integrated public utility system. However, Commission authority is equally clear that Section 10(c)(2) does not limit Commission approval to acquisitions resulting in only one integrated system. The Commission has indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. Under Section 10(c)(2), the Commission must affirmatively find that the Stock Acquisition "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . .." Here, the Stock Acquisition will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

        An "integrated public-utility system" is defined in Section 2(a)(29) of the Act, to mean:

                (A) As applied to electric utility companies, a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical inter-connection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art in the area or region affected), the advantage of localized management, efficient operations, and the effectiveness of regulation; and

                (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; PROVIDED, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

15 U.S.C. Section 79b(29).

        The electric utility operations of Tri-County, Claverack, Wellsboro and Citizens, will constitute an integrated utility system within the meaning of
Section 2(a)(29)(A) of the Act. The gas utility operations of Valley will constitute an integrated utility system within the meaning of Section 2(a)(29)(B) of the Act.

               (1) Single Area of Region

        The electric service areas of Tri-County and Claverack are contiguous. Wellsboro is contiguous to and is surrounded by Tri-County. While Citizens is located to the south of these three utilities, it is located in the same region of NorthCentral Pennsylvania as the other three electric utilities as well as Valley. The gas service area of Valley is continuous and overlaps with that of Tri-County's and Claverack's electric service areas.

               (2) State of the Art

        Any determination of the appropriate size of the "area or region" calls for consideration of the "state of the art" in the gas and electric industry. In this regard, the "state of the art" in the gas and electric industry continues to evolve and change, primarily as a result of technological developments and by reason of new laws and regulations.

               (3) Efficiencies and Economics

        The Stock Acquisition will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2), described above. The Commission has previously determined that financial and organizational benefits, as well as operational benefits can satisfy the requirement of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Company, Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299, 1320-1321 (July 21, 1978). Some potential benefits, however, cannot be precisely estimated. Nevertheless, they too are entitled to be considered:
"[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Pub. Util. Holding Co. Act Rel. No. 24073, 49 S.E.C. 472, 480 (Apr. 29, 1986) (citation omitted).

        The Commission has previously interpreted Section 10(c)(2) to permit the approval of acquisitions resulting in more than one integrated system. Specifically, the Commission has indicated in the past that acquisitions may be approved even where the combined system will not be a single integrated system as Section 10(c)(2) requires only that the acquisition tends towards the economical and efficient development of an integrated public utility system. Gaz Metropolitan, Inc., supra. The Commission has held that where the holding company is exempt from registration under Section 3 of the Act following the acquisition of a non-integrating utility assets, it suffices for purposes of
Section 10(c)(2) to find benefits to one integrated system. TUC Holding, supra and PP&L Resources, supra.

        In this case, the Commission has previously found benefits to the C&T and Citizens system in the Commission order approving the Citizens' acquisition as well as benefits to the C&T systems in the Commission order approving the acquisition of Valley in October 2002. See C&T Enterprises, Inc., et al., Pub. Util. Holding Co. Act Rel. No. 26973, 1999 SEC LEXIS 259 (Feb. 5, 1999); C&T Enterprises, Inc., et al., Pub. Util Holding Co. Act Rel. No. 27590, 2002 SEC LEXIS 2792 (Oct. 31, 2002). Now, however, both the electric and gas integrated systems will realize a number of benefits from the Stock Acquisition. The Stock Acquisition will combine companies with complementary operations and expertise, and provide important strategic, financial and other benefits to the companies' shareholders and customers.

        The Stock Acquisition will have a number of operational benefits that will result in economic efficiencies for both the electric and gas integrated systems. C&T has estimated the nominal dollar net value of synergies from the Stock Acquisition to be in excess of $25 million annually. There are three general areas where presently quantifiable savings can be realized through the combination of the companies: (1) corporate and administrative programs including labor savings and billing and computer services; (2) non-fuel purchasing economies; and (3) administrative and human resources. The amount of savings currently estimated annually in each of these categories, on a nominal dollar basis, is summarized in the table below:

                          Category                             Amount
                          --------                             ------

        Corporate and Administrative Programs (Legal,        $ 50,000
        Auditing, etc.)

        Savings from consolidated refinancing               $  50,000

        Administrative and Operational Savings              $ 150,000
                                                            ---------

        NET TOTAL ESTIMATED SAVINGS                         $ 250,000


        These saving categories are described in greater detail below.

        Corporate Operations and Labor: Savings will be realized through labor reductions on an attrition basis related to redundant positions. Many of these reductions will be in areas where payroll costs are relatively fixed and do not vary with the increase or decrease in the number of customers served. These areas include legal services, finance, sales, support services, transmission and distribution, customer service, accounting, human resources, emergency work coordination and information services. The Companies also may have the future ability to consolidate certain customer business offices and service centers in the areas where they have geographically close service territories.

        Facilities Consolidation: While there are no current savings to be realized through the combination of neighboring business offices or service centers, the companies will continue to explore that option as economics dictate. Areas where nonstructure facilities will be consolidated include outage dispatch from a central location, centralization of facilities' maintenance, a centralized Customer Information System, a Supervisory Control and Data Acquisition system for remote control of equipment, and an automated mapping system. All of these could not be performed by the individual operating companies but now can be implemented because of the achievement of economies of scale with Tri-County and Claverack.

        Corporate and Administrative Program: Savings will be realized through economies of scale and cost avoidance. These are areas where Wellsboro, Citizens and Valley incur many costs for items which relate to the operation of each company, but which are not directly attributable to customers. Ten such areas have been identified: administrative and general overhead; benefits administration; insurance; information services; professional services; shareholder services; advertising; association dues; credit facilities; directors' fees; rights-of-way maintenance; outage response and vehicles. Achieving cost savings through greater efficiencies and economies of scale will permit each of the operating utilities to offer more competitively priced electric and natural gas service and energy-related products and services than would otherwise be possible.

        Non-Fuel Purchasing Economies: Savings will be realized through increased order quantities and the enhanced utilization of a combined inventory for materials and supplies. Currently, Wellsboro independently maintains a separate purchasing department responsible for maintaining materials and supplies used by employees at various storeroom locations. In addition, Wellsboro procures contract services independently. As a direct result of the combination, savings can be realized through the procurement of both materials and services, as well as in costs associated with the maintenance of inventory levels.

        Fuel Supply and Purchased Power: Savings may be realized through the bundling of commodity fuels and bulk power purchases in the form of larger quantities or volume. Fuel supply savings are achievable for all of the operating utilities. As explained previously, none of the electric utilities own their own generation. Wellsboro and Citizens will be able to take advantage of possible commodity savings based on higher total volumes of electricity acquired. Further, Wellsboro's transmission and generation contract with First Energy will allow Citizens' to access inexpensive power located to the west of the PJM Control Area, i.e., the ECAR control area. Savings may also be achievable in the area of PJM deficiency charges. Currently, PJM requires a certain level of capacity for its member companies. A charge is assessed whenever the member company is deficient in terms of capacity. Citizens and Wellsboro may be able to avoid such charges through the diversity created by the amount and timing of the different peak loads of the two operating companies. Valley will be able to participate with these entities to seek a seller of both electricity and natural gas thereby possibly achieving economies of scale.

        Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include:

        o Increased Scale -- As competition intensifies within the industry, the Applicants believe scale will be one parameter that will contribute to overall business success. Scale has importance in many areas, including utility operations, product development, advertising and corporate services. The Stock Acquisition is expected to improve the profitability of Wellsboro, Citizens and Valley by increasing the customer base and providing increased economies of scale in all of these areas.

        o Competitive Prices and Services -- Sales to industrial, large commercial and wholesale customers are considered to be at greatest near term risk as a result of increased competition in the electric and natural gas utility industry. The Stock Acquisition will enable the companies to meet the challenges of the increased competition and will create operating efficiencies through which the companies will be able to provide more competitive prices to customers.

        o More Balanced Customer Base -- The Stock Acquisition will create a larger company with less reliance on the residential business now presently served, particularly in that Wellsboro's level and mix of customers is more heavily weighted to commercial and industrial customers than the other operating companies. The companies' service territories will be more diverse than their individual service territories, reducing exposure to adverse changes in any sector's economic and competitive conditions.

        o Regional Platform for Growth-- The combination of the companies will create a regional platform in Pennsylvania's Central and Northern Tier Corridor and the overlapping area in New York. The Corridor is experiencing sluggish economic growth. C&T plans to expand relationships with existing customers and to develop new customers in the region. The areas surrounding Lewisburg, Pennsylvania is expanding. It contains the corridor of a rapidly improving U.S. Route 15. Growth is occurring along that entire corridor base. It is hoped that C&T will be able to capitalize on that market growth. As noted above, it will allow for coordination of certain operations for the three operating companies. It is expected to provide the critical mass and the development an operational infrastructure to expand and broaden into unregulated energy business with the goal of creating a complete energy services platform.

        Strategic Fit and Compatibility: As demonstrated in the Applicants' Form U-1 filed in connection with the Valley acquisition, Citizens and Valley have complementary strategies and compatible corporate cultures and visions for the future of the energy business. Valley is approximately the same size as Citizens and Wellsboro, all at approximately 5,500 to 6,500 customers. The companies have a shared commitment to supporting and participating in competitive electric and natural gas markets.

                                (4) Integrated Public Utility System

                                        (a) Electric System

        As stated above, as applied to electric utility companies, the term "integrated public-utility system" is defined in Section 2(a)(29)(A) of the Act as:

               a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical inter-connection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art in the area or region affected), the advantage of localized management, efficient operations, and the effectiveness of regulation.

15 U.S.C. Section  79b(29)(A).

        On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed acquisition of securities:

        (1) The utility assets of the system are physically interconnected or capable of physical interconnection;

        (2) The utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

        (3) The system must be confined in its operations to a single area or region; and

        (4) The system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulations.

Environmental Action, Inc. v. Securities and Exchange Commission, 895 F.2d 1255, 1263 (9th Cir. 1990) (citing Electric Energy, Inc., 38 S.E.C. 658, 668 (1958)).

        The electric system resulting from the Stock Acquisition satisfies all four of these requirements. It should be noted that in the 1995 Report, the Division recommended that the Commission respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirements. The purpose of the integration requirement is intended to eliminate the evils that Congress found to exist "when the growth and extension of holding companies bears no relation to . . . the integration and coordination of related operating properties." Section 1(b)(4) of the Act. Congress expressed its belief that "in the absence of clearly overriding considerations a utility system should have a management single-mindedly devoted to advancing the interests of its investors and consumers and not engaged, through the means of the holding company device, in operating other separate or competing utility or non-utility businesses." New England Electric System, Pub. Util. Holding Co. Act Rel. No. 15035, 1964 SEC LEXIS 999, at *7 (Mar. 19, 1964).

        Wellsboro, Citizens, Tri-County and Claverack satisfy each of these requirements for an integrated system. As an exempt holding company system, C&T shall operate three public utility systems, one gas and two electric, Wellsboro, Citizens and Valley. The electric operating properties were found to be integrated in the prior order. See C&T Enterprises, Inc., et al., Pub. Util. Holding Co. Act Rel. No. 26973, 1999 SEC LEXIS 259 (Feb. 5, 1999). Citizens, Wellsboro, Tri-County and Claverack will continue to operate as an integrated system and thus the integration standard is meet.

                              (1)     Physical Interconnection

        Citizens, Wellsboro, Tri-County and Claverack will implement centralized and coordinated dispatch consistent with the requirements of PJM. While not directly interconnected, Tri-County is contiguous to and actually surrounds Wellsboro. Tri-County and Claverack are contiguous utilities. See Exhibit No. E-1. Citizens is located to the south of these three utilities but is still located in the same region of NorthCentral Pennsylvania. All three are interconnected by various PJM facilities. They are not, however, directly interconnected. Non-transmission owning utilities can now join PJM. Nothing has changed in the method of the operations of the operating electric utility properties since the prior orders.

        As noted by C&T in its 1998 and its 2002 Applications, the Commission has determined that the first requirement of physical interconnection can be meet on the basis of contractual rights to use third parties' transmission lines when the companies are members of a tight power pool. WPL Holdings, Inc., et. al., Pub. Util. Holding Co. Act

Rel. No. 26856, 53 S.E.C. 501 (Apr. 14,1998); Conectiv, supra; UNITIL Corp., Pub. Util. Holding Co. Act Rel. No. 25524, 50 S.E.C. 961 (Apr. 24, 1992); Northeast Utilities, Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427 (Dec. 21, 1990). In these cases, the Commission found that the utilities and the holding company systems were physically capable of supplying power to each other through wheeling or power pool arrangements. The facts of this case also are strikingly similar to those of UNITIL, supra. There, the Commission approved a new holding company system that was different than prior proceedings. In particular the Commission noted that there would be no particular line through which transfers of power would take place amongst the companies. Instead power would be delivered through a nonaffiliated system and a transmission charge would be paid to the transmission facility owner. Likewise, the operating public utility companies did not own or operate any generation facilities. The same facts arise here: neither of the four electric operating companies own generation and all must rely upon third parties to transmit purchased power(3). In UNITIL, the Commission found that the Companies would be indirectly connected through the NEPOOL-designated transmission facilities and other nonaffiliated transmission facilities pursuant to the NEPOOL Agreement and other separate agreements with nonaffiliated companies. NEPOOL is a tight power pool like PJM. As the Commission stated in UNITIL, NEPOOL and PJM are comparable power pools. The only difference between the two is NEPOOL's determination of planned maintenance outages for the power pool's generating units.

        The PJM Transmission Tariff applies its provisions to a regional transmission service that allows network resources and loads to be integrated over the eight utility PJM transmission member systems, including the systems that interconnect with Citizens, Wellsboro, Tri-County and Claverack. The later three electric utilities are interconnected by the same PJM member, Penelec, a First Energy company.

        In addition, the companies will be interconnected through their interests in their right to use extra high voltage transmission facilities, as well as through their contractual rights to use the transmission facilities of other members of the PJM regional power pool. Those transmission systems will now be integrated even to a greater degree than when examined by the Commission in UNITIL because transmission will be rendered on a regional, integrated basis across all transmission owners' network. While the statutory definition assumes that the holding company would coordinate the operations of the integrated system, the Commission recognized that Congress did not intend to impose rigid concepts but instead expressly included flexible considerations to accommodate


________________
3       As described in Items 1.B.2.a(2) and 1.B.2.b(2) infra, Tri-County and
Claverack indirectly own generation and transmission facilities through AEC. As described in Item 1.B.2.c(2) infra, Citizens' sole source of energy and capacity is through a power purchase agreement with Reliant Energy Services, a member of PJM. As described in Item 1.B.2.d(2) infra, Wellsboro's sole source of electrical energy and capacity was through a power purchase agreement with Dominion Electric.

changes in the electric industry. Mississippi Valley Generating Co., Pub. Util. Holding Co. Act of 1935 Sec. 10, 36 S.E.C. 159 (1955). Thus the Commission has considered advances in technology and the particular operating circumstances in applying the integration requirements. See, e.g., New England Electric System, Pub. Util. Holding Co.

Act Rel. No. 13688, 38 S.E.C. 159 (Feb. 20, 1958). Thus, in Northeast Utilities, supra, the Commission held that the operation of the generating and transmitting facilities of the operating company is coordinated and centrally dispatched under the NEPOOL agreement. Thus, the UNITIL companies could be economically operated as a single interconnected and coordinated system through the operating companies' participation in NEPOOL.

        Likewise here the PJM system is integrated. The PJM Office of Interconnection operates the PJM Control Area; receives and acts upon applications for transmission service; conducts system impact and facilities studies; schedules transactions; and directs redispatch, curtailment and interruption. Pennsylvania-New Jersey-Maryland Interconnection, 81 FERC Paragraph 61,257 (1997). Indeed FERC has characterized the system as integrated stating that that the PJM grid will now be planned and operated as a single integrated network. Thus, any customer-owned distribution facilities integrated with the facilities of one transmission owner will, by definition, be integrated with each of the eight transmission owning members.

        In order to achieve economy and reliability in bulk power supply within the PJM region, PJM members coordinate the planning and coordination of their systems, share installed and operating reserves to reduce installed generator requirements, and participate in centralized unit commitments, coordinated by lateral transactions, and instantaneous real-time dispatch of energy resources to meet customer load requirements throughout the PJM interconnection.

        It should be noted that the FERC, as indicated earlier, has approved the comprehensive restructuring of the PJM interconnection. In its Order, the FERC stated that the PJM Operating Agreement establishes:

               PJM-OI as an independent body to operate the [system], administer the PJM Transmission Tariff, operate the pool spot energy market, referred to as the Power Exchange (PX), approve a regional transmission expansion plan, and administer certain aspects of the Owner's Agreement and Reliability Agreement. The PJM Operating Agreement provides that an independent Board of Managers (PJM Board) would be responsible for supervision and oversight of the day-to-day operations of the PJM Pool through PJM-OI, with the PJM Board's primary responsibilities being to ensure that the [system's] functions are accomplished in a manner consistent with: (1) the safe and reliable operation of the PJM Pool; (2) the creation and operation of a robust, competitive, and non-discriminatory electric market in the PJM Control Area; and (3) the principle that a member or group of members shall not have undue influence over the operation of the PJM Pool. The PJM Operating Agreement also calls for the formation of a Member's Committee, in which all PJM members will vote on the basis of the following sectors: Generation Owners, Other Suppliers, Transmission Owners, Electric Distributors, and End-Use Customers. The rights reserved to the members are to elect the PJM Board, amend or terminate the PJM Operating Agreement, and provide advice and recommendations to the PJM Board and PJM-OI. The PJM Operating Agreement also creates Users Groups, which allow members sharing a common interest to bring matters before the Members Committee and, if necessary, the PJM Board.

Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC Paragraph 61,257 at 62,235-62,236.

        It should also be emphasized that the PJM created several historic documents which influence the ability to transmit power in and through the PJM control area. The three documents created include the Transmission Owner's Agreement, the PJM Transmission Tariff, and the Reliability Agreement. Those documents are described below.

        The FERC indicated in its Order that the Owner's Agreement provides:

                 . . . that owners of transmission facilities in the PJM Control
               Area have agreed to offer regional transmission service under non-pancaked rates, and to transfer to the [system] the responsibility for administration of the PJM Transmission Tariff and regional transmission planning and operations. The Owner's Agreement also creates an Administrative Committee of transmission owners that may make recommendations to the [operator], but that committee is expressly denied the ability to exercise any control over the functions and responsibilities transferred to the [operator].

Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC Paragraph 61,257 at 62,236.

        In addition, the FERC Order describes the PJM Transmission Tariff as follows:

               . . .PJM-OI will offer pool-wide open access transmission service throughout the PJM Pool via the facilities of the eight PJM Companies. All transmission services will be subject to a single, non-pancaked rate based on the cost of the individual utility's transmission system where the point of delivery is located.

Id.

        Finally, the FERC's Order describes the Reliability Agreement as follows:

                 . . .[it] is intended to govern installed capacity reserves sharing obligations in the PJM Pool. The Reliability Agreement modifies traditional reserves sharing within PJM for purposes of accommodating the introduction of retail choice in portions of the PJM Control Area. Only Load Serving Entities, defined as any utility that sells power at retail to loads within the PJM Control Area, will be parties to the Reliability Agreement. The Reliability Agreement will be administered by a committee containing representatives of each party, with all day-to-day functions delegated to PJM-OI.

Id.

        The Commission previously has stated that the physical interconnection requirements of the Act are satisfied on the basis of contractual rights to use third parties' transmission lines when the companies both were members of the same power pool. In UNITIL, UNITIL's public utility subsidiary companies and Fitchburg Gas and Electric Light Company were indirectly interconnected through the New England Power Pool ("NEPOOL") designated facilities and other non-affiliate transmission facilities pursuant to the NEPOOL Agreement. While there was no particular transmission lines through which transfers of powers would be made among the UNITIL Companies, power would be delivered through a nonaffiliated system and a transmission charge would be paid to the owners of the facilities. The Commission found that the UNITIL Companies' contractual arrangements for transmission service established that the UNITIL electric system would satisfy the physical interconnection requirement of the Act. For the same reasons, the Applicants satisfy the physical interconnection requirement of the Act.

        While Wellsboro and Citizens now achieve integration comparable to that found in UNITIL and Northeast Utilities under the current PJM Interconnection Agreement, PJM members as indicated above, restructured the organization in ways that will expand the available mechanisms for integrating the electric utilities. Under the PJM Open Access Tariff, all entities can obtain network integration transmission service throughout the PJM control area to deliver capacity and energy from designated generation resources to the utility's electric customers. The amended PJM Interconnection Agreement provides for coordination of electric system loads, electric generating capacities and electric transmission facilities. The amended PJM Interconnection Agreement provides that the members will establish a bid-based wholesale energy market in which any participant may buy and sell energy, and for the PJM control center to schedule and dispatch generation on the basis of least-cost, security-constrained dispatched, and the prices and operating requirements of customers.

                              (2)     Single Interconnected &
                                      Coordinated System

        The Applicants also satisfies the second of the Commission's requirements that utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system. Cities Services Company, Pub. Util. Holding Co. Act Rel. No. 4489, 14 S.E.C. 28, 55 (Aug. 17,
1943). The Commission has interpreted this language to refer, among other things, to the physical operation of utility assets as a system in which the generation and/or flow of current within the system may be controlled centrally and allocated as needed or economy dictates. North American Company, Pub. Util. Holding Co. Act of 1935 Sec. 11 (b)(1), 11 S.E.C. 194 (1942), aff'd, 133 F.2d
148 (2nd Cir. 1943), aff'd on constitutional issues, 327 U.S. 686 (1946). The purpose of this section of the Act is to ensure that the utility properties are so connected and operated that there is coordination among all the parts and that those parts are bear an integral operating relationship to one another. Id. The Commission has considered advances in technology and the particular operating circumstances in applying the integration standards. In approving the acquisition of the Public Service Company of New Hampshire ("PSNH") by Northeast Utilities, the Commission noted that "the operation of generating and transmission facilities of PSNH and the Northeast operating companies is coordinated and centrally dispatched under the NEPOOL Agreement." Northeast Utilities Co., Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427, at n.85 (Dec. 21, 1990). Similarly, in UNITIL, the Commission concluded that the combined electric utility assets of the companies may be operated as a single interconnected and coordinated system through their participation in NEPOOL. For the same reasons, Tri-County, Claverack, Citizens and Wellsboro are able to operate their utility assets as a single interconnected and coordinated system. Electrical power requirements are and will continue to be centrally coordinated by a power center and dispatched to Citizens or Wellsboro on the basis of need, reliability, reserve commitments and economic pricing principles. Finally, administrative functions can also be coordinated in this regard. As noted earlier, such operational and administrative coordination constitutes "de facto" integration for exempt holding companies. Sierra Pacific Resources, Pub. Util. Holding Co. Act Rel. No. 27054, 1999 SEC LEXIS 1463 (July 26, 1999). C&T also provides services (and will continue to provide) to Wellsboro as well as to Valley and Citizens in the areas of Information Technology, Human Resources, and Key Accounts/Marketing.

                              (3)     Single Area or Region

        The Commission's third requirement is also satisfied. The Act was designed to eliminate the scattered properties of pre-Act holding companies, that is the ownership of widely dispersed utility properties which do not lend themselves to efficient operation and effective state regulation. NIPSCO Industries, Inc., Pub. Util. Holding Co. Act Rel. No. 26975, 53 S.E.C. 1296 (Feb. 10, 1999). Recent institutional, legal and technological changes in the utility industry have reduced the relative importance of physical interconnection and geographic limitations by permitting greater control, coordination and efficiencies. In fact open access transmission for natural gas and electrical power under FERC Orders Nos. 636, 888, and 2000, respectively, and the development of increasingly competitive and interconnected market for natural gas and wholesale power have expanded the means for achieving interconnection and the economic operation and coordination of utilities with non-contiguous service territories. Staff Report at 68-69.

        Indeed the C&T system and its subsidiaries will be anything but scattered, uncoordinated operating utility properties. The Applicants' electric system will continue to operate in a single area or region. The small size of the areas covered by Tri-County, Claverack, Citizens and Wellsboro is comparable to the areas approved by the Commission in UNITIL and Northeast Utilities. The electric system remains confined to operations entirely within the Commonwealth of Pennsylvania and in particular in several contiguous counties in Northern and Central Pennsylvania. It should be noted that in the 1995 Report, the division has stated that the evaluation of a "`single area or region' portion of the integrated requirement should be made . . . in light of the effect of technological advances on the ability to transmit electrical energy economically over a longer distances, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration." DIVISION OF INVESTMENT MANAGEMENT, SECURITIES AND EXCHANGE COMMISSION, THE REGULATION OF PUBLIC-UTILITY HOLDING COMPANIES, at 68 (June, 1995). The 1995 Report also recommends primacy be given to "demonstrated economies and efficiencies to satisfy the statutory integration requirements." DIVISION OF INVESTMENT MANAGEMENT, SECURITIES AND EXCHANGE COMMISSION, THE REGULATION OF PUBLIC-UTILITY HOLDING COMPANIES, at 68 (June, 1995). As set forth in Item 3.A.2(b)(i), the Stock Acquisition will result in economies and efficiencies for the utilities and, in turn, their customers.


        Additionally, the service areas of the operating utilities are similar and homogeneous, essentially rural in nature within a very compact service area. The nature and characteristics of the service area of the utilities has been relevant in the Commission's review of the circumstances leading to a conclusion that a system was integrated within the meaning of the Act. The similarities among the various parts of an integrated system tends to show that the system is not so large as to impair the benefits of localized management and regulation and is therefore integrated. In a homogeneous system, management is better able to attend to local concerns which are similar throughout the system. Middle West Corp., Pub. Util. Holding Co. Act Rel. No, 5606, 18 S.E.C. 296 (Feb. 16, 1945) and In re West Texas Utilities, Inc., Pub. Util. Holding Co. Act Rel. No. 6320, 21 S.E.C. 566 (Dec. 20, 1945). Thus distance does not equate to "scatteration" so long as the separate parts of the system can be operated, under normal conditions, in a coordinated fashion.

                              (4)     Impairment

        Finally, with respect to the Commission's fourth requirement, the electric utility system of the Applicants will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. Citizens maintains its system headquarters in Lewisburg, Pennsylvania. Wellsboro maintains its principal office in Wellsboro, Pennsylvania. This structure will preserve all the benefits of localized management that Citizens and Wellsboro presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from a future strategic alliance. Upon consummation of the Citizens deal, it maintained its existing management team. It continues its focus on the Lewisburg area. Likewise, Tri-County and Claverack maintained their existing management team focusing on the rural and residential basis of their systems. Upon completion of the Stock Acquisition, Wellsboro will maintain its headquarters and management team and continue is regional focus in Pennsylvania.

        The Stock Acquisition will allow the electric systems of the Applicants to participate in the energy services approach to the utility system. At the center of this approach is the idea that providing electrical and natural gas services to the public is just part of the job of a utility. In addition, the utility must provide enhanced services to the consumer by providing an entire package of energy products and services. The goal of the energy services company is to retain its existing customers and to obtain new customers in an increasingly competitive environment. The trend towards and the need for the convergence of the former separate electric utility function and gas utility function into one energy service company was recognized by the Commission in Consolidated Natural Gas Company, Pub. Util. Holding Co. Act Rel. No. 26512, 52 S.E.C. 769 (Apr. 30, 1996). See also New Century Energies, Pub. Util. Holding Co. Act Rel. No. 26748, 53 S.E.C. 54 (August 1, 1997); UNTIL Corp., Pub. Util. Holding Co. Act Rel. No. 26527, 1996 SEC LEXIS 1549 (May 31, 1996); and SEI Holdings, Inc., Pub. Util. Holding Co. Act Rel. No. 26581, 52 S.E.C. 1017 (Sept. 26, 1998).

        Additionally, the electric utility systems of the Applicants' system will not impair the effectiveness of state regulation. Citizens and Wellsboro will continue their separate existence as before and their utility operations will remain subject to the same comprehensive regulatory authority, the Pa PUC. As noted earlier, the Pa PUC will maintain jurisdiction to control all affiliate transactions between Citizens, Wellsboro and the two rural cooperatives. Costs charged by the holding companies to their affiliated operating companies will be subject to the ratemaking review of the Pa PUC and the NYPSC. Pursuant to the recommendations contained in the 1995 Report, this last factor of state control is significant as the Division stated therein "when the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met," especially where these mergers will result in a system similar to a traditional holding company system. 1995 Report at 74.

                              (b)     Gas System

        As stated above, as applied to natural gas utility companies, the term "integrated public-utility system" is defined in Section 2(a)(29)(B) of the Act as:

        a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art in the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; PROVIDED, That gas utility companies deriving natural gas from a common course of supply may be deemed to be included in a single area or region.

15 U.S.C. Section 79b(29)(B).

                              (1)     Physical Interconnection

        The other operating property of C&T, Valley, is a single, integrated gas public utility. The distribution systems are located in both New York and Pennsylvania and are connected by extremely short pieces of transmission/distribution main. It will remain a physically interconnected network of gas transmission and distribution facilities that receive all of their natural gas supply from common sources of supply. As the FERC indicated in its Order granting NUI a Section 7(f) determination, the system is for all and intent and purposes a local distribution company confined to these small geographical portions of New York and Pennsylvania. In an earlier order, the Commission concluded that the Valley system is a single, integrated gas public utility.

                              (2)     Single Interconnected &
                                      Coordinated System

        Valley is a single coordinated system that is interconnected by various distribution and transmission mains. Natural gas supplies are received in Pennsylvania through an interstate pipeline interconnection and a local Pennsylvania producer location and then distributed to the system. Purchases are coordinated through a centralized system. The system is also operated through a centralized system with pressure maintained on a system wide basis. Valley has been operated in this fashion for over 50+ years.

                              (3)     Single Area or Region

        Valley's operations are confined to a single area or region. It operates predominately in Pennsylvania with over 80% of the customers located in that state. Its Pennsylvania operations overlap entirely with portions of the service territories of both Claverack and Tri-County. Its New York operations also overlap with the minor New York service territories of Claverack and Tri-County.


                              (4)     Impairment

        Upon closing of the acquisition of the Valley system, Valley maintained its headquarters in Sayre, Pennsylvania with a regional office in New York for purposes of serving New York customers. Valley will be subject to comprehensive regulation by both the Pa PUC and the NYPSC for its respective jurisdictional services. Likewise, the NYPSC shall maintain jurisdiction to control Valley's affiliate transactions. Thus, Valley will not be so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation.


               3. Section 10(f)

        Section 10(f) provides that:

               The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such state laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of
               Section 11.

        As described in Item 4 of this Application/Declaration, and as evidenced by the Application before the Pa PUC relating to the Stock Acquisition, C&T intends to comply with all applicable state laws related to the proposed transaction. A timed-stamped copy of the Pa PUC Application is attached hereto as Exhibit D-1.

                4. Section 3(a)(1)

        The Applicants request that the Commission issue an order under Section 3(a)(1) declaring that it each is exempt from all provisions of the Act except
Section 9(a)(2). The type of corporate structure described herein was selected because Pennsylvania law prohibits the direct ownership of an Investor Owned Utility by a rural cooperative. Pennsylvania Rural Electric Cooperative Law of 1990, 15 P.S. Section 7321(a)(1). Thus the need to interpose a holding company, C&T, between the two operating public utilities, Tri-County and Claverack.
Section 3(a)(1) of the Act provides that the Commission may issue the above-requested order to a holding company, if:

        such holding company, and every subsidiary company thereof, which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single state in which such holding company and every such subsidiary company thereof are organized.

        The Applicants' and their public utility subsidiaries, following the Stock Acquisition, will all be Pennsylvania corporations. Citizens and Wellsboro operate wholly operating in the Commonwealth of Pennsylvania and therefore meet the requirements of the latter half of Section 3(a)(1) test. Tri-County and Claverack each serve an extremely limited number of retail customers in New York. Valley will operate in two contiguous states, New York and Pennsylvania. Thus, it is necessary to determine if Valley contributes any material part to the Applicants' income and whether Valley and the Applicants' each carries on its utility business substantially in a single state.

        Although the statute speaks of "income," the Commission has traditionally considered a wide range of numerical factors, and in practice, given the greatest deference to revenues in determining the materiality and substantially tests of the Section 3(a)(1) exemption. See, e.g., NIPSCO, supra.

        Additionally, the Commission in prior cases has recognized that, in acquisitions of gas utilities by electric utilities, a more accurate measure of the relative size of the utility operations may be determined by comparing net operating revenues rather than gross revenues. In this transaction, all of Valley's gross revenues in the past years were earned from its natural gas business, whereas virtually all of C&T's current revenues have been derived from its electric utility business. The Commission has recognized the difficulty of making size comparison between an electric company and a natural gas distribution company based upon gross revenues. AES Corporation, Rel. No. 35-27063 (1999); Houston Industries, Inc., Rel. No. 35-26744 (1997); NIPSCO,
supra. In NIPSCO, involving an acquisition of a gas utility by an electric utility, the Commission noted that "pass-through costs" (e.g., purchased gas and fuel for electric generation) constitute a larger portion of gross revenues for a gas utility than for an electric utility.

The Commission then concluded that where a predominately electric system (NIPSCO) acquired an exclusively gas system (Bay State), a reliance on gross revenues comparison distorts the gas utility's relative size and gross revenues when comparing them with those of an electric utility, and that it is appropriate to examine net data such as net operating income. In its decision in NIPSCO, the Commission also recognized that there can be differences between gas pass-through costs that make a comparison of net operating revenues more appropriate than gross revenues when it is noted "Bay State's delivered cost of gas has historically been significantly higher than NIPSCO's. As noted above, the cost of gas is essentially a pass-through to customers; it has an obvious impact on gross revenue, but little effect, if any, on net operating revenues."

        The same considerations apply in this instance as were at issue in AES and NIPSCO. Here C&T, which derives its income almost exclusively from the electric company operations of Citizens and Valley, a company earning virtually all of its gross revenues from gas distribution, is acquiring Wellsboro, another company earning virtually all of its gross revenues from electric company operations. Although Citizens does not, for the most part, have automatic 'pass-through' of its electric fuel costs, the PA PUC has approved a mechanism for Citizens to recoup under-recovered power costs due to electric choice. In the case at hand, commodity costs that are passed through or recovered have, in fact, constituted a larger proportion of the gross revenues of the gas utility compared to the electric utility system. Specifically, in 2003, Valley had operating revenues of $10,845 million and net income of $133,329 - a margin of
1.23 percent. C&T reported revenues of $31,788 million and net income of 571,006
- a margin of 1.8 percent. Similarly, although Valley is a gas utility operating as such in Pennsylvania and New York, because of the nature of the customer base and the type of service provided by Valley in its service territory in New York compared to Pennsylvania, the parties believe that the comparison of operating margins is a more accurate measure of its operations than comparing gross revenue. Revenue from Valley's Pennsylvania operations depends to a larger extent than revenues from New York on industrial customers who receive gas transportation only services. This difference is evident in an examination of the source of Valley's fiscal year 2002 and 2003 gross revenues. For the two month period in 2002 that C&T owned Valley, Valley's total Pennsylvania gross revenues were $1,544,906, of which $261,083, or 17%, were derived from transportation charges. Valley New York, on the other hand, had gross revenue of $493,932, of which only $15,911 or 3.2% was from transportation charges. Similarly, in fiscal year 2003, Valley Pennsylvania received a larger proportion of its gross revenue from transportation charges ($1,261,109 out of revenues of $7,958,980 or 15.85%) than Valley New York ($92,405 out of $2,886,220 or 3.3%).
These transportation only customers arrange their own gas supply and there is no cost of gas pass through associated with that revenue. Therefore, the gross revenue and operating margin for Valley in Pennsylvania are more similar in amount. Valley's New York service territory, on the other hand, is more residential and customers tend to take bundled service from Valley that includes both gas supply and transportation. The gas supply costs are pass-through charges, are not retained by Valley and are not reflective of its actual earnings. Valley's earnings depend to a much greater extent on the amount of transportation revenue, and therefore in looking at Valley's New York operations compared to Pennsylvania operations, it would be unfair to look at gross revenue which includes a disproportionate amount of pass through charges from New York compared to Pennsylvania

        Citizens and Wellsboro are distribution utilities who purchase power at a flat rate per kWh. The utilities do not own any generation and have full requirements contracts as discussed briefly below. In the illustrations and financials in this Application, when referring to "fuel cost," the Applicants are referring to the distribution utilities' wholesale cost of power (electricity or gas). Citizens has a wholesale power contract with Reliant Energy Services, Inc. and Wellsboro purchases its power through a contract with Dominion Electric. In both cases, the utilities' cost of power is a full requirements cost per kWh, regardless of the fuel required for generation, therefore during the contract period the price per kWh is locked in. These contracts are reviewed by the PA PUC. In the case of Citizens and Wellsboro, the rate payer (i.e., end customer) pays a generation rate which is carefully reviewed and approved by the PA PUC. The generation rate includes the wholesale cost of power plus actual administrative and operational costs associated with obtaining electric power for distribution. The administrative and operational costs included in the final generation rate to the rate payer are based on actual costs. Actual costs are compiled and spread over the anticipated kWh sales on an annual basis.

        C&T also notes that its upstream owners Tri-County and Claverack are electric distribution cooperatives. The Commission's position in several no-action letters has been that neither the generation and transmission cooperatives nor their distribution cooperative members (e.g., Tri-County and Claverack) are "holding companies" and therefore are not subject to regulation under PUHCA. See, e.g., Associated Electric Cooperative, Inc., SEC No-Action Letter [1975 SEC No-Act. LEXIS 2665] (February 17, 1975); Distribution Cooperatives, SEC No-Action Letter [1974 SEC No-Act. LEXIS 4] (April 1, 1974). In these no-action letters, the Commission determined that membership interests are not securities within the meaning of PUHCA and there was no need to regulate the cooperatives as holding companies. C&T is not organized as a cooperative strictly because of state law reasons regarding the type of business that cooperatives may be involved in. However, at its core, C&T is owned by cooperatives and the Commission has not determined that the public interest requires regulation under PUCHA of entities that form cooperative structures. Here, there is no need or policy reason under PUHCA to hold C&T to the same level of scrutiny when its upstream owners are cooperatives.

        In the present case, gross operating revenues, net operating revenues (operating margin), utility operating income, net utility income and net utility plant of Valley (before intercompany eliminations), and the percentage of each on a pro forma basis for each of the past three years, to the total combined gross operating revenues, net operating margins, utility operating income, net utility income and net utility plant (after intercompany eliminations) of C&T and subsidiaries are as follows:

--------------------------------------------------------------------------------

                                Pro-Forma
                                Gross Operating Revenues



    ----------------------------------------------------------------------------
    C&T           Wellsboro         Valley Total          Valley New York
    Combined*  Amount  % of C&T   Amount  % of C&T  Amount  % of C&T % of Valley
    ----------------------------------------------------------------------------

2003    32236    9006     27.9%    10845     33.6%    2886      9.0%       29.9%
2002    29004    7272     25.1%     9648     33.3%    2062      7.1%       21.4%
2001    26955    6362     23.6%    11074     41.1%    1941      7.2%       17.5%
2000    25123    6484     25.8%     9490     37.8%    1566      6.2%       16.5%
1999    23650    6585     27.8%     9237     39.1%    1556      6.6%       16.8%
1998NA           6380              10922              1581                 14.5%
    ----------------------------------------------------------------------------

3 year Average            25.5%              36.0%              7.8%       22.9%
5 year Average                                                             20.4%
**2002 figures are based on 10 months from NUI and 2 months under C&T

*C&T figures include C&T, Citizens, Valley and Wellsboro


--------------------------------------------------------------------------------

                                Pro-Forma
                                Operating Margins

Gross Revenue less cost of purchased power

    ----------------------------------------------------------------------------
    C&T           Wellsboro         Valley Total          Valley New York
    Combined*  Amount  % of C&T   Amount  % of C&T  Amount  % of C&T % of Valley
    ----------------------------------------------------------------------------

2003     2105     433     20.6%      746     35.4%      57      2.7%        2.0%
2002     6523    2826     43.3%     2863     43.9%     650     10.0%       22.7%
2001    10305    2411     23.4%     4033     39.1%    -266     -2.6%       -6.6%
2000    10423    3280     31.5%     3702     35.5%     671      6.4%       18.1%
1999     9770    2734     28.0%     4143     42.4%     540      5.5%       13.0%
1998NA           3080               3719               551                 14.8%
    ----------------------------------------------------------------------------

3 year Average            29.1%              39.5%              3.4%        6.0%
5 year Average                                                              9.9%
**2002 figures are based on 10 months from NUI and 2 months under C&T

*C&T figures include C&T, Citizens, Valley and Wellsboro

        Note: Operating margin = Gross Operating Revenues less cost of gas and cost of fuel for electric generation.


--------------------------------------------------------------------------------

                                Pro-Forma
                                Utility Operating Income

Operating margin less O&M, depreciation, and taxes other than Income

    ----------------------------------------------------------------------------
    C&T           Wellsboro         Valley Total          Valley New York
    Combined*  Amount  % of C&T   Amount  % of C&T  Amount  % of C&T % of Valley
    ----------------------------------------------------------------------------

2003*     962     254     26.4%      237     24.6%     -41     -4.3%      -17.3%
2002     1541     110      7.1%     1013     65.7%     148      9.6%       14.6%
2001     1647    -393    -23.9%     1374     83.4%    -908    -55.1%      -66.1%
2000     1904     665     34.9%      766     40.2%     115      6.0%       15.0%
1999     1621     215     13.3%      967     59.7%      -3     -0.2%       -0.3%
1998NA            717                246               -19                 -7.7%
    ----------------------------------------------------------------------------

3 year Average             3.2%              57.9%            -16.6%      -22.9%
5 year Average                                                            -10.8%
**2002 figures are based on 10 months from NUI and 2 months under C&T
*C&T figures include C&T, Citizens, Valley and Wellsboro

--------------------------------------------------------------------------------

        Note: Utility Operating Income = Operating Margin less operating & maintenance, depreciation & amortization, and taxes other than income.

--------------------------------------------------------------------------------

                                Pro-Forma
                                Net Utility Operating Income

Utility Operating Income less Interest and income taxes

    ----------------------------------------------------------------------------
    C&T           Wellsboro         Valley Total          Valley New York
    Combined*  Amount  % of C&T   Amount  % of C&T  Amount  % of C&T % of Valley
    ----------------------------------------------------------------------------

2003     1302     165     12.7%      133     10.2%     -41     -3.1%      -30.8%
2002      916      73      8.0%      659     71.9%      61      6.7%        9.3%
2001      209    -248   -118.7%      549    262.7%    -611   -292.3%     -111.3%
2000      395     391     99.0%      114     28.9%      -7     -1.8%       -6.1%
1999      442     172     38.9%      291     65.8%     -50    -11.3%      -17.2%
1998NA            431               -147               -67                 45.6%
    ----------------------------------------------------------------------------

3 year Average           -32.7%             114.9%            -96.3%      -44.3%
5 year Average                                                            -31.2%
**2002 figures are based on 10 months from NUI and 2 months under C&T

*C&T figures include C&T, Citizens, Valley and Wellsboro
--------------------------------------------------------------------------------


        Note: Note: Net Utility Income = Utility Operating Income less interest, and income taxes.

--------------------------------------------------------------------------------

                                Pro-Forma
                                Net Utility Plant



    ----------------------------------------------------------------------------
    C&T           Wellsboro         Valley Total          Valley New York
    Combined*  Amount  % of C&T   Amount  % of C&T  Amount  % of C&T % of Valley
    ----------------------------------------------------------------------------

2003    27796    6343     22.8%    15380     55.3%    2714      9.8%       19.3%
2002    27159    6185     22.8%    14074     51.8%    2370      8.7%       16.8%
2001    26063    6164     23.7%    13306     51.1%    1799      6.9%       13.5%
2000    25129    5585     22.2%    13245     52.7%    1645      6.5%       12.4%
1999    23929    5101     21.3%    13213     55.2%    1669      7.0%       12.6%
1998NA           4724              13130              1623                 12.4%
    ----------------------------------------------------------------------------

3 year Average            23.1%              52.7%              8.5%       16.5%
5 year Average                                                             14.9%



*C&T figures include C&T, Citizens, Valley and Wellsboro


        As previously discussed in its 2002 Application, in order to understand these figures, there are a number of unusual events that should be taken into account. First, as indicated above, the Valley NY portion of total Valley gross operating revenues and operating margins rose slightly for the first six months of 2002, and gross operating revenues in 2001 were also slightly higher than the percentages of Valley NY for previous years. This increase is due principally because of the addition of a single new large industrial customer, Nucor Corporation, which Valley started serving in September 2001. Nucor manufactures steel, is the largest industrial consumer in the Waverly division and it is the first customer the size that has been added to the Waverly division for more than 15 years. Nucor represented 18.4% of the total revenue of the Valley NY division and the addition of Nucor increased revenues by 22.6%.

        Additionally, in New York, the price that the consumer is charged for the wholesale cost of gas, is adjusted on a monthly basis. Thus, Valley NY is able to respond more quickly to increase in the wholesale gas cost by passing these increases on to the consumer. In contrast, in Pennsylvania, this adjustment is only done once per year, in September, to be adjusted over the following 12 months. Therefore, because of this gas cost adjustment and with the increasing cost of natural gas, Valley NY revenues will appear to grow faster than Valley PA revenues.

        It is very unlikely that Valley NY will increase in gross operating revenues or operating margin as a percentage of total Valley revenues. This is the case because the Valley NY service territory is highly saturated and has experienced very little customer growth. Valley's customer growth historically has come from the Pennsylvania division, where construction of new residential developments and associated growth in commercial businesses typically occurs. The historic trend of growth occurring predominantly in Pennsylvania is expected to continue for the foreseeable future. In this light, in Pennsylvania, Valley is exploring an expansion into a new community, Monroeton, where there is a potential to add over a hundred residential customers. There simply is no expansion of that magnitude under consideration in the Valley NY service territory. NUI's last forecast for the Pennsylvania division of Valley included expected annual growth of 106 new residential accounts and 12 commercial accounts. In comparison, for Valley NY, NUI forecasted annual growth of 15 residential and 2 commercial accounts. Such growth forecast was developed on the basis of trending of historical actual growth using regression analysis. Consequently, a percentage of gross operating revenues and operating margin associated with Valley NY is expected to trend downwards. See Exhibit H-1, a forecast of 2004-2006 revenues, assets and customers for Claverack, Tri-County, C&T, Citizens, Valley, Wilderness and Wellsboro as well as 2002-2004 forecast of operating margins for C&T, Valley and Valley New York. Moreover, taken as a five year average, Valley NY constitutes 20.4% of Valley's total revenues and 9.9% of operating margin; and on a three year average 22.9% of Valley's total revenues and 6.0% of operating margins.

        In 2001, Valley NY had a negative operating margin of $266,000. These numbers are artificially low because of a December 2001 gas cost entry made by NUI to adjust its general ledger for differences that occurred over the period from 1997 to 2001 (as noted above, the actual operating margin was $401,000, with the balance relating to operations prior to 1997). The multi-year accounting adjustment was made in a single period, i.e., 2001, and it had the effect of understating Valley NY's percentage of operating margin in 2001, and leaving the prior years percentages over stated on the books and records of NUI, as compared to the actual operations of Valley. Applicants believe that the five-year average presents a more accurate picture of the actual operations of Valley since it levelizes the accounting adjustment out over the five years in which the relevant operations occurred. The Applicants also note that 2003 was the first complete year that Valley was owned and operated by C&T. The previous pro formas and other financial information was based on information provided by NUI.

        Valley NY's operating income and net income also appear relatively high in 2002 because certain headquarters and related corporate expenses normally accounted for in any given year were not accounted for in 2002. Specifically, because NUI anticipated that the sale of the Valley Pennsylvania and Valley NY's division would close prior to 2002, it did not structure its financial system to allocate shared, corporate service expenses, such as the expenses of the human resources, corporate accounting and investor relations departments, to Valley Pennsylvania and Valley NY. Consequently, O&M expenses in 2002 were lower than in prior years. As a result, the utility operating income and net utility income of Valley Pennsylvania and Valley NY are higher than in prior years, when a portion of the costs associated with corporate services was allocated to both Valley Pennsylvania and Valley NY. Moreover, data reported for 2002 represents only a partial year (the first six months of 2002). Typically, Valley (like most gas utilities) reports positive net income during the colder months of the year (heating season - October through April), and experience losses during all of a part of the summer (May through September). In sum, these unique events result in the more recent numbers being outside the normal trend for Valley, and the three-year average presenting the more typical picture of Valley's operations. All of this information was reviewed by the Commission when it approved C&T's acquisition of Valley through the Commission's October 31, 2002 Order.

        To assist the Commission in monitoring the percentage of Valley NY operations in comparison to Valley as a whole, C&T files certificates under Rule 24, stating the operating margin for each of C&T, Valley and Valley NY (before intercompany eliminations) and the percentage contribution of each for the past year, to the total combined operating margin (after intercompany eliminations) of C&T and Valley. In such certificate, C&T provides financial statements for C&T, Claverack, Tri-County, and Valley. The information is provided on an annual basis. C&T believes that such continued reporting requirements will assist the Commission in its determination of the appropriateness of the Section 3(a)(1) exemption.

        Tri-County and Claverack are rural electric cooperatives that provide retail electric service. Tri-County and Claverack are owned by their customers (also referred to as their members). As described earlier, Tri-County and Claverack are the sole shareholders of C&T ; each owns 50% of the issued shares. Because each cooperative owns only 50% of C&T, any net income or loss is reflected as an equity entry on the balance sheet of the two cooperatives (50% each) as an increase or decrease in their investment. There is no flow of revenue to the cooperatives and to this point, there has been no "dividend" declared by C&T which would flow back to the cooperatives. Therefore, no "earnings" are attributed to the cooperatives from C&T. As a result, there is no income by which to make a determination as to whether Tri-County or

Claverack receive a material part of their income from Valley New York. However, as shown below, C&T meets the test for the Commission to grant an exemption under Section 3(a)(1) and if C&T is entitled to an exemption than its investors (the upstream holding companies, Tri-County and Claverack) should also be entitled to an exemption as neither Tri-County or Claverack derive, directly or indirectly, any material part of their income from its subsidiary company, C&T.

        Tri-County derives its income from its retail electric customers. These over 18,000 accounts are primarily located in the Northern Tier of Pennsylvania. Tri-County also has 77 accounts that are located in the bordering counties of New York due to the nature of communities "spilling over" the Pennsylvania/New York border. As a result, Tri-County derives an insignificant amount of revenue from New York sources.

        Because Tri-County only has a few accounts in New York, there is no allocation of expenses, assets or liabilities between the states. As a result, Tri-County is only able to break-out the gross operating revenues between the states but is not able to breakdown the operating margin, utility operating income, net utility operating income or net utility plant as C&T has done above. The following table shows the total amount of Tri-County revenue for the past five years, the amount of revenue attributable to Pennsylvania customers, the amount attributable to New York customers and the percentage of New York revenue. Additionally, the following table also indicates the total amount of revenue attributable to Tri-County from Tri-County, C&T, Wellsboro, Valley and Citizens, the amount of that revenue attributable to New York customers and the percentage of New York revenue attributable to Tri-County from Tri-County, C&T, Wellsboro, Valley and Citizens.(4)

____________________
4       See explanatory notes in table.


------------------------------------------------------------------------------------------------------------------------------
Gross          Total    Tri-County   Tri-Count   Tri-County   C&T       C&T NY     Consolidated   Consolidated  Consolidated
Operating                  PA          NY        NY % of       Total                   Total        NY Total    NY % of Total
Revenues                                          Total
(000's
omitted)
------------------------------------------------------------------------------------------------------------------------------
2003          $20,833   $20,757      $74         .36%         $16,118   $1443      $36,951        $1,517        4.11%
------------------------------------------------------------------------------------------------------------------------------
2002          $19,114   $19,055      $59         .31%         $10,575   $1031      $33,616        $1,090        3.24%
------------------------------------------------------------------------------------------------------------------------------
2001          $17,612   $17,556      $56         .32%         $13,478   $971       $31,090        $1,027        3.30%
------------------------------------------------------------------------------------------------------------------------------
2000          $17,114   $17,058      $56         .33%         $12,562   $783       $29,676        $839          2.83%
------------------------------------------------------------------------------------------------------------------------------
1999          $16,067   $16,015      $52         .33%         $11,825   $778       $27,892        $830          2.98%
------------------------------------------------------------------------------------------------------------------------------

Note 1: C&T Figures represent 50% of C&T's Total Revenues; and the C&T NY Revenues are all attributable to Valley Energy, NY and represent 50% of those revenues. (This is the amount that would be attributed to Tri-County if there was a distribution to Tri-County. As stated above, Tri-County is an equity investor and under Generally Accepted Accounting Principles, there is an equity adjustment at year end reflecting the net increase or decrease in the "investment" based on the financial results of C&T. There is no flow of revenue to Tri-County or Claverack and, to this point, there has been no "dividend" declared by C&T which would result in a distribution to Tri-County or Claverack. Thus, for these reasons, it is not really appropriate to consolidate Tri-County with any portion of C&T.

Note 2:  C&T Figures include C&T, Citizens, Valley and Wellsboro.

Note 3: Consolidated Figures include Tri-County, C&T, Citizens, Valley and Wellsboro.
--------------------------------------------------------------------------------

                As is shown, the amount of revenues from the New York accounts has consistently been less than .5% of Tri-County's total revenue. There is no expectation that revenue from the New York accounts will increase. Additionally, the amount of New York "consolidated" revenues (i.e., the revenue attributable to Tri-County from Tri-County, C&T, Valley, Wellsboro, and Citizens) has consistently been less than 4.5% of Tri-County's "consolidated" total revenue. Thus, Tri-County is entitled to an exemption under Section 3(a)(1) as it is predominantly intrastate in character and carries on its business substantially in a single state (i.e., Pennsylvania) in which such holding company and every such subsidiary company thereof are organized.

        Claverack derives its income from its retail electric customers. These over 17,600 accounts are primarily located in northern Pennsylvania. Claverack also has 4 accounts that are located in the bordering counties of New York again due to the nature of communities "spilling over" the Pennsylvania/New York border. As a result, Claverack derives an insignificant amount of revenue from New York sources.

        Because Claverack only has a few accounts in New York, there is no allocation of expenses, assets or liabilities between the states. As a result, Claverack is only able to break-out the gross operating revenues between the states but is not able to breakdown the operating margin, utility operating income, net utility operating income or net utility plant as C&T has done above. The following table shows the total amount of Claverack revenue for the past five years, the amount of revenue attributable to Pennsylvania customers, the amount attributable to New York customers and the percentage of New York revenue. Additionally, the following table also indicates the total amount of revenue attributable to Claverack from Claverack, C&T, Wellsboro, Valley and Citizens, the amount of that revenue attributable to New York customers and the percentage of New York revenue attributable to Claverack from Claverack, C&T, Wellsboro, Valley and Citizens.(5)


____________________
5       See explanatory notes in table.


------------------------------------------------------------------------------------------------------------------------------
Gross          Total    Claverack   Claverack   Claverack      C&T       C&T NY     Consolidated   Consolidated  Consolidated
Operating                  PA          NY        NY % of       Total                   Total        NY Total    NY % of Total
Revenues                                          Total
(000's
omitted)
------------------------------------------------------------------------------------------------------------------------------

2003           $21,821  $21,807      $14         .07%         $16,118   $1443   $37,939           $1,457        3.84%
------------------------------------------------------------------------------------------------------------------------------
2002           $21,149  $21,136      $13         .07%         $10,575   $1031   $35,651           $1,044        2.93%
------------------------------------------------------------------------------------------------------------------------------
2001           $19,617  $19,604      $13         .07%         $13,478   $971    $33,094.5         $984          2.97%
------------------------------------------------------------------------------------------------------------------------------
2000           $18,292  $18,278      $14         .08%         $12,562   $783    $30,853.5         $797          2.58%
------------------------------------------------------------------------------------------------------------------------------
1999           $17,672  $17,655      $17         .10%         $11,825   $778    $29,497           $795          2.70%
------------------------------------------------------------------------------------------------------------------------------


Note 1: C&T Figures represent 50% of C&T's Total Revenues; and the C&T NY Revenues are all attributable to Valley Energy, NY and represent 50% of those revenues. (This is the amount that would be attributed to Claverack if there was a distribution to Claverack. As stated above, Claveack is an equity investor and under Generally Accepted Accounting Principles, there is an equity adjustment at year end reflecting the net increase or decrease in the "investment" based on the financial results of C&T. There is no flow of revenue to Tri-County or Claverack and, to this point, there has been no "dividend" declared by C&T which would result in a distribution to Tri-County or Claverack. Thus, for these reasons, it is not really appropriate to consolidate Claverack with any portion of C&T.

Note 2:  C&T Figures include C&T, Citizens, Valley and Wellsboro.

Note 3: Consolidated Figures include Claverack, C&T, Citizens, Valley and Wellsboro.
--------------------------------------------------------------------------------

                As is shown, the amount of revenues from the New York accounts has consistently been less than .10% of Claverack's total revenue. There is no expectation that revenue from the New York accounts will increase. Additionally, the amount of New York "consolidated" revenues (i.e., the revenue attributable to Claverack from Claverack, C&T, Valley, Wellsboro, and Citizens) has consistently been less than 4% of Claverack's "consolidated" total revenue. Thus, Claverack is entitled to an exemption under Section 3(a)(1) as it is predominantly intrastate in character and carries on its business substantially in a single state (i.e., Pennsylvania) in which such holding company and every such subsidiary company thereof are organized.

                        a. Material Part of Income

        As is clear from the plain language of Section 3(a)(1), the test of whether the public utility subsidiaries of a holding company are "predominately intrastate in character" is applied separately to each public-utility subsidiary from which such holding company "derives, directly or indirectly, any material part of its income." See Public Service Company of Oklahoma, Pub. Util. Holding Co. Act Rel. No. 2277, 8 S.E.C. 12, 16 (Sept. 5, 1940); Wisconsin Electric Power Company, Pub. Util. Holding Co. Act Rel. No. 8741, 28 S.E.C. 906, 909-911 (Dec. 20, 1948). Hence, the fact that a holding company has, as a subsidiary, a public utility company incorporated and operating in a state other than its own state of incorporation is irrelevant for purposes of determining whether such holding company is entitled to an exemption under Section 3(a)(1) if that out-of-state subsidiary does not contribute "any material part" of the holding company's income. See Washington Railway and Electric Company, Pub. Util. Holding Co. Act Rel. No. 1363, 4 S.E.C. 191, 192-193 (Dec. 15, 1938); Commonwealth Edison
Company, Pub. Util. Holding Co. Act Rel. No. 8331, 28 S.E.C. 172, 173 (June 30,
1948); WPL Holdings, Inc., Pub. Util. Holding Co. Act Rel. No. 24590, 49 S.E.C. 761, 766 (Feb. 26, 1988).

        If, on the other hand, a public utility subsidiary does contribute a "material part" of the holding company's income, then it must be both incorporated in the same state as the holding company and carry on its business "substantially" in that state.

        In NIPSCO, the Commission found that an out-of-state operating utility subsidiary contributing 16.0% to 16.2% of gross operating revenues, and 10.8% to 11.2% of operating margin and 7.1% to 8.7% of utility operating income to the holding company was not material for purposes of Section 3(a)(1). As demonstrated by the discussion and charts set forth above, Tri-County and Claverack do not derive a material part of their income from Valley or from out-of-state sources. As demonstrated by the charts set forth above, C&T derives a material part of its income from Valley. Regardless of this material income, an order granting the requested exemption may still be granted, if the subsidiary is incorporated in the same state as the holding company and carries on its business "substantially" in that state. Here, Valley and C&T (as well as Tri-County and Claverack) are both incorporated in Pennsylvania and Valley carries on its business "substantially" in Pennsylvania.

                        b. Predominantly and Substantially Intrastate

        In determining whether a company's operations are "predominantly and substantially intrastate in character," the Commission has applied the test on both a consolidated basis, to the holding company, and on a corporate basis to each material subsidiary. In NIPSCO, the Commission found that an out-of-state operating utility subsidiaries contributing 19.2% to 19.8% (or an average of 19.1%) of gross operating revenues, and 13.0% to 13.7% (or an average of 13.2%) of operating margin to the holding company satisfied the predominately and substantially standard for purposes of Section 3(a)(1).

        Both Valley and C&T meet the intrastate test as applied in the NIPSCO precedent. Valley is the only utility subsidiary of C&T that has utility operations outside the Commonwealth of Pennsylvania. Looking at Valley on a standalone basis, for the last five full years of operations, between 14.5% to 29.9% (or a five year average of 20.4%) of gross operating revenues, and -6.6% to 22.7% (or a five year average of 9.9%) of operating margin were derived from New York utility operations. On a consolidated pro forma basis, during the last three full years of operation (as C&T did not have full year operations prior to 1999), C&T would have derived between 6.2% to 9.0% (or an average of 7.8%) of gross operating revenues and -2.6% to 10% (or an average of 3.4%) of operating margin from New York utility operations for the same time period. These ratios fall within the range of ratios found acceptable by the Commission in NIPSCO as noted above, especially when the three and five year averages shown in the charts above are taken into account. Again, because of unusual accounting adjustments and business developments in 2001 and 2002, Applicants believe that the average figures represent a more accurate picture of the actual relative size and importance of Valley's Pennsylvania and New York operations. Moreover, these ratios fall well below the percentages of out-of-state utility revenues presented by holding companies claiming exemption under Rule 2, which claims have not been challenged. See, e.g., 1983 Form U-3A-2 filed by Diversified Energies (File No 69-271) (disclosing 22.4% of utility revenues from out-of-state operations); 1997 Form U-3A-2 filed by LG&E Energy Corporation (disclosing 20.43% out-of-state electric utility sales); 1997 Form U-3A-2 filed by MidAmerican Energy Holdings Company (disclosing 31.98% out-of- state electricity sales and 17.36% out-of-state utility customers); 1998 Form U-3A-2 filed by TNP Enterprises (File No. 69-291) (disclosing 16% of operating revenues from and 22.7% of retail electricity sales to out of state customers, who comprised 19.5% of all electric customers); and 1998 Form U-3A-2 filed by MidAmerican Energy Holdings, Inc. (File No. 69-300) (disclosing 21% of retail gas operating revenues and 12.4% of electric operating revenues from out of state operations and 20.2% of net gas plant and 11.7% of net electric plant located out-of-state); 1999 Form U-3A-1 filed by Southwestern Energy Company (disclosing 24% of utility revenues and retail gas sales from out-of-state). Additionally, as detailed in Item 1(B)(2)(e), Valley's sales and operations are primarily in Pennsylvania with only a small amount attributable to New York.

        In connection with this request, it is important to note that operationally, the Pennsylvania and New York divisions of Valley operate as one integrated system that happens to cross the state line. As the attached map indicates, the village of Waverly in New York is actually an extension over the state border of South Waverly Borough in Pennsylvania, as well as the Sayre and Athens boroughs. The gas system is actually served from one source of gas supply and operates as one integrated system. The gas supply for the New York division comes through the distribution system in Pennsylvania and there are no other major transmission pipelines in close proximity. Valley NY could not operate as a stand only gas distribution utility. Moreover, all employees, administrative offices and operations of Valley are based in the Sayre, Pennsylvania office.

        Even though Tri-County and Claverack do not derive a material part of their income from Valley or from out-of-state revenues (i.e. New York accounts), Tri-County and Claverack operations are predominately and substantially intrastate in character as shown above.

                        c. The Unless and Except Clause

        Under the "unless and except" clause of Section 3(a), the Commission would have the authority to revoke or deny C&T's Section 3(a)(1) exemption if the Commission were to determine that the exemption is "detrimental to the public interest or the interest of investors or consumers." The Commission has rarely invoked this authority, and recent Commission orders granting Section 3 exemptions for combination gas and electric companies indicate that the Commission should not find the proposed Transaction to be detrimental so as to justify invocation of the "unless and except" clause.

        In the past, the Commission has disfavored combination gas and electric systems, even among exempt holding companies. In re Illinois Power Co., Pub. Util. Holding Co. Act Rel. No. 16574, 44 S.E.C. 140 (Jan 2, 1970). Moreover,
Section 11 of the Act restricts combining gas and electric systems in registered holding companies. The Commission has explicitly stated, however, that "this [Section 11] standard is not in terms applicable to an application for exemption under 3(a)(2), since that provision does not require that the system be a single integrated system, but rather that it be predominantly a public-utility company." In re Delmarva Power & Light Co., Pub. Util. Holding Co. Act Rel. No. 19717, 46 S.E.C. 710, 713 (Oct. 19, 1976). The Commission has further noted that "in a number of prior cases, the Commission has held that combination companies may receive an exemption even through they did not meet the single integrated system standard of Section 11(b)(1)." Id. Indeed, the Commission has recognized that while its past effort to further public and consumer interest by keeping electric and gas systems separate may have been "[v]alid and constructive ... in its day, that approach may now be outmoded." Union Elec. Co., Pub. Util. Holding Co. Act Rel. No. 18368, 45 S.E.C. 489, 510 (Apr. 10, 1974), aff'd without opinion sub nom. City of Cape Giradeau v. S.E.C., 521 F.2d 324 (D.C. Cir. 1975).

        As noted above, notwithstanding an applicant's compliance with the objective requirements of Section 3(a)(1), the Commission can deny or condition an exemption, "insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors." In assessing this standard, the Commission has traditionally focused on the presence of state regulation on the theory that federal intervention is unnecessary when state control is adequate. See, e.g., KU Energy Corp., Holding Co. Act Release No. 25409 (Nov. 13, 1991); CIPSCO Inc., Holding Co. Act Release No. 25212

(Sept. 18, 1990). The proposed transaction will not have an adverse effect on the existing electric and gas operations, or on the way that rates are regulated by the relevant state public utility commissions, or the ability of those commissions to effectively regulate the operations of the Applicants.

        The Commission has stated that the "broad and flexible language" of the "unless and except" clause should be read "in a way that makes economic and social sense in the light of contemporary realities." Id. In recent proceedings, the Commission has determined that one of the "contemporary realities" to consider in deciding whether an exemption would be contrary to the public interest is "the protection afforded to investors, consumers, and the public by the existence of vigorous state regulation." WPL Holdings, Inc., Pub. Util. Holding Co. Act Rel. No. 24590, 49 S.E.C. 761, 772 (Feb. 26, 1988). The
Commission has granted exemptions to combination electric and gas companies where it has found that the existence of local and state regulation of the utility industry was sufficient to ensure that the interests of consumers, investors and the public would be protected. This deference to local officials and increased acceptance of combined gas and electric systems were reflected in the 1995 Staff Report. See, e.g., 1995 Staff Report at 74-76. In light of the recommendations and the approach of the 1995 Staff Report, and considering the numerous instances where the Commission has exempted combination companies in the past, the proposed Transaction should not raise any concerns that it is detrimental to interests of consumers, investors or the public. See also Dominion Resources Inc., Pub. Util. Holding Co. Act Rel. No. 24618, 1988 SEC LEXIS 692 (Apr. 5, 1988). These decisions were based on an earlier statement by the Commission that competition in the energy industry is a "question of state policy" and that the conclusions of local officials "should be given weight in determining whether the public interest would in fact be adversely affected...."
In re Northern States Power Co., Pub. Util. Holding Co. Act Rel. No. 12655, 1954 SEC LEXIS 465, *15 (Sept. 16, 1954).

        The proposed Stock Acquistion is subject to regulatory approval in the state in which C&T and Wellsboro operate, namely the Pa PUC. Moreover, the regulatory bodies will retain jurisdiction over the operations of Wellsboro, Citizens and Valley subsequent to the Stock Acquistion. Thus, in this instance, as in prior proceedings where the Commission declined to apply the "unless and except" clause, "the grant of an exemption from the Act would not result in a regulatory gap" and, therefore, would not be detrimental to the public interest. Id. at *20. Rather, the resulting holding company will serve such interest and the interest of consumers by providing a number of economies and efficiencies, similar to the economies and efficiencies upon which the Commission has in the past looked favorably. See, e.g., In re Illinova Corp., Pub. Util. Holding Co. Act Rel. No. 26054, 1994 SEC LEXIS 1532 (May 18, 1994) (granting exemption based upon a application that claimed that the new structure would create efficiencies and economies such as allowing the resulting companies to respond to competitive opportunities in the electric power industry and increasing the financial flexibility of the resulting companies).

        Most significantly, the result of this Stock Acquistion will permit Wellsboro, Citizens and Valley to respond more rapidly and effectively to the changing nature of the gas and electric industries in the face of convergence of the electricity and natural gas markets. Moreover, the holding company structure would give Wellsboro, Citizens and Valley greater flexibility to take advantage of the lowest-cost financing opportunities that are specifically designed for their manifestly different utility businesses.

        Accordingly, the Commission should find that sufficient safeguards exist under state law to ensure that no potential adverse consequences will result from the proposed transaction, and that the Applicants are entitled to orders of exemption under Section 3(a)(1) of the Act.

Item 4. REGULATORY APPROVAL

        Set forth below is a summary of the regulatory approval that C&T has obtained or expects to obtain in connection with the Stock Acquisition.

        A. Antitrust

        The Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulation and rules thereunder provide that certain transactions may not be consummated until certain information has been submitted to the DOJ and FTC. C&T need not provide such information because the value of the Stock Acquisition does not meet the threshold for such review.

        B. State Public Utility and Federal Regulation

        No other State or federal regulatory agency, other than those listed below and this commission have jurisdiction over this transaction.

        Pennsylvania: Pursuant to Pennsylvania statute, the transfer to any person or corporation of the assets or stock, including a transfer by sale, of any jurisdictional public utility must be approved by the Pa PUC. The Pa PUC will approve such transfers upon a showing that the merger will affirmatively meet the public interest and will affirmatively promote the service, accommodation, convenience or safety of the public in a substantial way. C&T and Wellsboro applied for Pa PUC approval on May 28, 2003. In addition, the Pa PUC must examine the Stock Acquisition in light of market power. The Pa PUC must find that the initiation of service by a new public utility is in the public interest. The Pa PUC approved the Stock Acquisition by order dated December 23, 2003. See Exhibit No. D-2.

        Wellsboro will continue to be regulated by the Pa PUC for operations in Pennsylvania. The Pa PUC ensures safe, reliable and reasonably priced electric, natural gas, water, telephone and transportation service for Pennsylvania consumers, by regulating public utilities and by serving as responsible stewards of competition.

Item 5. PROCEDURE

        It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Stock Acquisition. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's Order and the date on which it is to become effective.

Item 6. EXHIBITS AND FINANCIAL STATEMENTS

        A. EXHIBITS

A-1   Tri-County Articles of Incorporation
A-2   Claverack Articles of Incorporation
A-3   C&T Articles of Incorporation
A-4   Citizens Articles of Incorporation
A-5   Wilderness Articles of Incorporation
A-6   Wellsboro Articles of Incorporation
A-7   Valley Articles of Incorporation
B-1   Ownership Transfer Agreement
D-1   Pennsylvania Public Utility Commission Application
D-2   Pennsylvania Public Utility Commission Order, dated December 23, 2003
E-1 Maps of Tri-County, Claverack, Citizens, Wellsboro and Valley Systems (not filed electronically)
F-1   Opinion of Counsel
F-2   "Past Tense" Opinion of Counsel (to be filed by amendment)
G-1   Proposed Form of Public Notice (filed previously)
H-1   Forecast of Revenues, Assets, Customers and Operating Margins

        B. FINANCIAL STATEMENTS

FS-1 Audited Financial Statements for Claverack for year ended December 31, 2003

FS-2 Audited Financial Statements of Tri-County for year ended December 31, 2003

FS-3 Audited Financial Statements of C&T for year ended December 31, 2003

FS-4 Audited Financial Statements for Valley for year ended December 31, 2003


Item 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

        None of the matters that are the subject of this application and declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this application will not result in changes in the operation of the company that will have an impact on the environment. C&T is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this application.

                                    SIGNATURE

        Pursuant to the requirements of the Act, the undersigned company has duly caused this application and declaration to be signed on its behalf by the undersigned.




                                       C&T Enterprises, Inc.
                                       /s/ William D. DeGrandis
                                       William D. DeGrandis, Esq
                                       Paul, Hastings, Janofsky & Walker, L.L.P.
                                       Tenth Floor
                                       1299 Pennsylvania Ave., N.W.
                                       Washington, D.C. 20004-2400
                                       202-508-9568

                                                                     EXHIBIT A-1


                             ARTICLES OF ASSOCIATION

                                       OF

               TRI-COUNTY RURAL ELECTRIC CO-OPERATIVE ASSOCIATION


     In compliance with the requirements of an act entitled "An act to encourage and authorize the formation of co-operative associations, productive and distributive, by farmers, mechanics, laborers or other persons," approved June 7, 1887, the undersigned, desiring to form an association thereunder do hereby certify:

     1. The name of the Association is the Tri-County Rural Electric Co-operative Association.

     2. The principal office of the Association is to be located in Mansfield Borough, County of Tioga, Commonwealth of Pennsylvania.

     3. The purpose or object for which the Association is formed is: to manufacture, generate, purchase, acquire and accumulate electric energy for its members and to transmit, distribute, furnish, sell and dispose of such electric energy to its members and to construct, erect, purchase, lease as lessee and in any manner acquire, own, hold, maintain, operate, sell, dispose of, lease as lessor, exchange and mortgage plants, buildings, works, machinery, equipment, supplies and transmission and distribution lines or systems and any and all other real and personal property.

     4. The capital stock of the Association is fixed at Five Thousand Dollars ($5,000.00).

     5. The amount of each share of permanent stock is Five Dollars ($5.00) and such shares shall be paid for in cash before the insurance of stock certificates therefor. No ordinary stock is to be issued.

     6. Five Hundred Dollars ($500.00) of capital stock shall actually be paid in before the Association ____________________ business ______________________.

     7. Membership may be obtained on the following terms: the undersigned shall be members as soon as these Articles of Association are made, filed and recorded, ____________________ or corporation shall become a member upon the approval by the Board of Directors, or by their duly authorized representative, of an application in which the applicant agrees to (1) purchase at least one share of permanent stock of the Association, (2) use electric energy supplied by the Association, and (3) comply with and abide by the terms and conditions relating to membership contained in the By-Laws of the Association.

     8. The regular or quarterly meetings of the members shall be held on the first Tuesday of January, April, July and October of each year, if not a legal holiday, and if a legal holiday then on the first following day not a legal holiday.

     9. The Association is to have the power to borrow money and otherwise incur indebtedness up to One Million and No/100 Dollars ($1,000,000) and to issue notes, bonds and other evidence of indebtedness and to secure any of its obligations by mortgage, deed of trust or other plead of conveyance of all or any part of its real and personal property, rights, privileges and franchises, and in such manner and upon such terms as its Board of Directors may determine.

    10. The term of the existence of the Association is thirty (30) years.

    11. The names of the first associates, their respective residences and the number of permanent shares held by each of them are:

                                                       NO. OF
     NAME                    RESIDENCE                 SHARES

Harry P. Hulslander          Troy, Pa.                   one
Joseph H. Whitlock           Troy, Pa.                   one
Benjamin P. Braund           Troy, R.D. 3, Pa.           one
R.A. Steadman                Mansfield, Pa.              one
J. Ward Braund               Troy, R.D. 3, Pa.           one
Howard B. Connelly           Mainesburg, R.D. 1, Pa.     one
William D. Canfield          Columbia Cross Roads, Pa.   one
Mahlon H. Ream               Osceola, Pa.                one
George E. Bardwell           Snedekerville, Pa.          one
Anne L. Mellett              Gillett, Pa.                one
Maurice S. Whitlock          Sylvania, Pa.               one
L.D. Stevens                 Mansfield, R.D. 2, Pa.      one
Frank A. Burleigh            Snederkerville, Pa.         one
Rollin Soper                 Snederkerville, Pa.         one
Mark L. Watkins              Columbia Cross Roads, Pa.   one

     IN WITNESS WHEREOF, the subscribers to these Articles of Association have hereunto subscribed their names.

                              Signed

                                             Harry P. Hulslander
                                             Joseph H. Whitlock
                                             Benjamin P. Braund
                                             R.A. Steadman
                                             J. Ward Braund
                                             Howard B. Connelly
                                             William D. Canfield
                                             Mahlon H. Ream
                                             George E. Bardwell
                                             Anne L. Mellett
                                             Maurice S. Whitlock
                                             L.D. Stevens
                                             Frank A. Burleigh
                                             Rollin Soper
                                             Mark L. Watkins


COMMONWEALTH OF PENNSYLVANIA     :
                                 :  ss.
COUNTY OF BRADFORD               :

     Before me, a Notary Public, in and for said county, personally came the above named Harry P. Hulslander, R.A. Steadman, Joseph H. Whitlock, J. Ward Braud, Benjamin P. Braund, Howard B. Connelly, who in due form of law, acknowledged the foregoing instrument to be their ______ and deed for the purposes therein specified.

     WITNESS my hand and official seal this 24th day of October, A.D. 1936.

                              /s/Henrietta Pierce
                              Notary Public

                              March 2, 1937
                              My Commission Expires

(Notary's Seal)


-------------------------     ----------------------------------


(Notary's Seal)               March 2, 1937
                              My Commission Expires


-------------------------     ----------------------------------


     Filed in the Office of the Secretary of the Commonwealth, on the 6th day of November, A.D. 1936.

                              J. WARREN NICKLE
                              Deputy Secretary of the
                              Commonwealth Coop. Ch. Bk. No. 1
                              Page 253


Commonwealth of Pennsylvania
Department of State

OFFICE of the SECRETARY of the COMMONWEALTH

                                             Harrisburg,
                                             November 10, 1936.

Pennsylvania, ss:

     I DO HEREBY CERTIFY, That the foregoing and annexed is a full, true and correct copy of Articles of Association of the "TRI-COUNTY RURAL ELECTRIC CO-OPERATIVE ASSOCIATION," as same appears of record and remains on file in this Office.

     IN TESTIMONY THEREOF, I have hereunto set my hand and caused the seal of the Secretary's Office to be affixed, the day and year above written.

Great Seal                  J. Warren Nickle
                            Deputy Secretary of the Commonwealth


Recorded November 12, 1936



               ______________________        one
               Columbia Cross Roads, Pa.     one


October 11, 1974: Certified from record this date.
                    Deed Book 211
                    Page 472


                    /s/ Dorothy D. Jones_______
                    Dorothy D. Jones, Principal Deputy
                    Recorder of Deeds of Tioga County, Pa.



                              ARTICLES OF AMENDMENT

                                       OF

               TRI-COUNTY RURAL ELECTRIC CO-OPERATIVE ASSOCIATION

     In compliance with the requirements of Section 35 of the Act of the General Assembly of the Commonwealth of Pennsylvania, known as the "Electric Co-operative Corporation Act," approved June 31, 1937, providing for the amendment to the Articles of any co-operative or non-profit corporation or association, organized for the purpose of engaging in rural electrification, Tri-County Rural Electric Co-operative Association hereby certifies under its corporate seal that:

     1. Its name is Tri-County Rural Electric Co-operative Association and its principal office is located at Mansfield, Pennsylvania.

     2. It is a nonprofit cooperative association, incorporated and existing for the purpose of engaging in rural electrification, under the Act of the General Assembly of the Commonwealth of Pennsylvania approved June 7, 1887, as shown by its Articles of Association dated the 6th day of November, 1936, and recorded in the office of the Secretary of the Commonwealth in Charter Book No. 1, page 253, and in the office of the Recorder of Deeds in and for the County of Tioga on the 12th day of November, 1936, in Deed Book No. 211, page 472.

     3. A meeting of the members of the Corporation to take action upon an amendment to its Articles of Association was held on the 6th day of July, 1937, at the principal office of the Corporation, pursuant to written notice mailed to all the members.

     4. At the time of this meeting of the members the authorized number of shares of the capital stock of the Corporation was 1,000, of which 135 shares were issued and outstanding, all of which were owned or held by 132 members of each of whom, regardless of the number of shares owned or held by him, was entitled to one vote and no more on the proposed amendment; by the By-laws a quorum is 10% of the shareholding members but not less than 20 members thereof.

     5. At the meeting of the members of the Corporation held on the 6th day of July, 1936, 26 members were present of whom 26 voted in favor of the resolution amending the Articles of Association of the Corporation in the manner hereinafter set forth and none voted against the resolution; the result being unanimous for the amendment.

     6. At this meeting the following resolutions were adopted by a majority vote of the members present:

     RESOLVED, That the Articles of Association of this Corporation be, and the same hereby are, amended so as to read as follows:

                                   ARTICLE I.

     The name of the Corporation is TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.

                                   ARTICLE II.

     The purpose for which the Corporation is organized is to engage in rural electrification by any one or more of the following methods:

          (1) the furnishings of electric energy to members in rural areas who are not receiving central station service;

          (2) assisting in the wiring of the premises of members in rural areas, or the acquisition, supply or installation of electrical or plumbing equipment therein;

          (3) the furnishing of electric energy, wiring facilities, electrical or plumbing equipment or services to any other corporation organized under the "Electric Cooperative Corporation Act" or to the members thereof.

                                   ARTICLE III

     The names and addresses of the persons who shall serve as directors and manage the affairs of the Corporation until the next annual meeting of the members or until their successors are elected and qualified are as follows:

     Name                                        Residence

Harry P. Hulslander, Pres.                   Troy, Penna.
Howard Connelly, V. Pres.                    Mainesburg, Pa.
R. A. Steadman, Sec.                         Mansfield, Pa.
L. R. Kennedy, Treas.                        Troy, Pa.
J. Ward Braund                               Troy, Pa.
J. H. Whitlock                               Troy, Pa.
Anne L. Mellett                              Gillett, Pa.
L. D. Stevens                                Roseville, Pa.
Noel Card                                    Lawrenceville, Pa.
Roscoe M. Kemp                               Nelson, Penna.
Mahlon Ream                                  Osceola, Penna.
Bert Doan                                    Knoxville, Pa.
Cass D. Ackley                               Westfield, Penna.
Laurence Hunt                                Westfield, Penna.

                                   ARTICLE IV.

     The number of directors to be elected at annual meetings of the members if 14, their tenure of office to be subject to the By-laws of the Association.

                                   ARTICLE V.

     The address of the principal office of the Corporation shall be 22 Main Street, Mansfield, County of Tioga, Pennsylvania, and the name and address of its agent upon whom process may be served is Harry P. Hulslander, Pres. of Mansfield, Pa.

                                   ARTICLE VI.

     The duration of the Corporation is perpetual.

                                  ARTICLE VII.

Section 1. In addition to the present members of the Corporation any person, corporation, partnership or body politic in rural areas who or which are not receiving central station service may become a member of the Corporation by: (a) paying such membership fee as shall be specified in the Bylaws of the Corporation; (b) agreeing to purchase from the Corporation the amount of electric energy hereinafter in Section 2 of this Article specified; and (c) agreeing to comply with and be bound by the Articles of Incorporation and Bylaws of the Corporation and any amendments thereto and such rules and regulations as may from time to time be adopted by the Board of Directors of the Corporation; provided, however, that no person, corporation, partnership or body politic, except the present members of the Corporation, or any person, corporation, partnership or body politic hereafter accepted for membership by the members at any meeting thereof, shall become a member in the Corporation unless and until he or it has been accepted for membership by the members at any meeting thereof, shall become a member in the Corporation unless and until he or it has been accepted for membership by the affirmative vote of a majority of the members of the Board of Directors.

Section 2. Each member shall, as soon as electric energy shall be available, purchase from the Corporation monthly not less than the minimum amount of electric energy which shall, from time to time, be determined by resolution of the Board of Directors of the Corporation and shall pay therefor, and for all additional electric energy used by such member, the price which, from time to time shall be fixed therefor by resolution of the Board of Directors. Each member shall also pay all obligations which may from time to time become due and payable by such member to the Corporation as and when the same shall become due and payable.

Section 3. The Bylaws of the Corporation may fix such other terms and conditions upon which person shall be admitted to and retain membership in the Corporation not inconsistent with these Articles of Incorporation or the Act under which the Corporation is organized.

                                  ARTICLE VIII.

Section 1. Subject to the provisions of any mortgage or deed of trust given by the Corporation and within sixty (60) days after the expiration of each fiscal year the Board of Directors, after paying or providing for the payment of all operating and maintenance expenses of the Corporation including an amount for prospective operating and maintenance expenses for a reasonable period, and all interest and installments on account of the principal of notes, bonds or other evidence of indebtedness of the Corporation which shall have become due and be unpaid, or which shall have accrued at the end of the fiscal year but which shall not be then due, and after paying or making provision for the payment of all taxes, insurance and all other non-operating expenses which shall have become due and be unpaid, and all taxes, insurance and all other non-operating expenses which shall have accrued at the end of the fiscal year but which shall not be then due, shall apply the revenues and receipts of the Corporation remaining thereafter for the following purposes and in the following order of priority.

          (1) the establishment and maintenance of a reserve for the payment of interest on and principal of all outstanding notes, bonds or other evidences of indebtedness of the Corporation in an amount which shall equal the amount of principal and interest required to be paid in respect of such notes, bonds or other evidences of indebtedness during the ensuring fiscal year;

          (2) the establishment and maintenance of a general reserve funds of working capital, insurance, taxes, improvements, new construction, depreciation, obsolescence, and contingencies in an account which the Board of Directors shall deem reasonable;

and all revenues and receipts not required for the above and foregoing purposes shall be returned to the members either in cash, in abatement of current charges for electric energy or otherwise, as the Board may decide on the basis and in the manner provided in the Act under which this Corporation is organized; provided, however, that in no case shall any such return be made to any member who is indebted to the Corporation until such indebtedness is paid or arrangements in respect thereof satisfactory to the Board of Directors shall have been made.

Section 2. At least ten per centrum (10%) of the total number of members of the corporation present in person or represented by proxy but not less than twenty
(20) Members shall constitute a quorum for the transaction of business at all meetings of the members so long as the total number of members does not exceed three hundred (300). In case the total number of members exceeds three hundred
(300), then and in such case five per centrum (5%) of the total number of members present in person or represented by proxy, but not less than thirty (30) in number, shall constitute a quorum for the transaction of business at all meetings of the members.

Section 3. The Board of Directors shall have power to make and adopt such rules and regulations, not inconsistent with these Articles of Incorporation or the Bylaws of the Corporation, as it may deem advisable for the management, administration and regulation of the business and affairs of the Corporation.

Section 4. The private property of the members of the Corporation shall not be subject to the payment of, and no member shall be individually responsible for, corporate debts to any extent whatever.

     RESOLVED, FURTHER, That the President and the Secretary of this Corporation be and they are hereby authorized, empowered and directed to execute, under the corporate seal of the Corporation, Articles of Amendment to the Articles of Association of this Corporation and to file such Articles of Amendment with the Department of State of the Commonwealth of Pennsylvania, and to file for recording a certified copy of such Articles of Amendment in the office of the Recorder of Deeds of the County in which the principal office of the Corporation is located.

     IN TESTIMONY WHEREOF, Tri-County Rural Electric Co- operative Association has caused these Articles of Amendment to be signed by its President and its corporate seal, duly attested by its Secretary, to be hereunto affixed this 6th day of July, 1937.

                              TRI-COUNTY RURAL ELECTRIC
                              COOPERATIVE ASSOCIATION


                              By________________________________
                                President


Attest:


-------------------------
     Secretary


COMMONWEALTH OF PENNSYLVANIA     :
                                 :  ss.
COUNTY OF TIOGA                  :

     BE IT REMEMBERED that on this 6th day of July, 1937, before me, a Notary Public in and for the County aforesaid, personally appeared Harry P. Hulslander, President and R.A. Steadman, Secretary, of Tri-County Rural Electric Co-operative Association, the corporation named in and which executed the foregoing Articles of Amendment, who being severally duly sworn, did depose and say that they were personally present at the execution of the foregoing Articles of Amendment and saw the common or corporate seal of Tri-County Rural Electric Co- operative Association affixed thereto; that the seal affixed thereto is the common or corporate seal of the corporation; that the foregoing Articles of Amendment were duly signed, sealed and delivered by, and as and for the act and deed of the Tri-County Rural Electric Co-operative Association, by the authority and at the direction of the members of the Corporation, and that the names of Harry P. Hulslander as President and of R.A. Steadman, as Secretary subscribed thereto are in their proper and respective handwritings.

                              /s/ Harry P. Hulslander______

                              /s/ R.A. Steadman_________

Sworn and subscribed before me this 6th day of July, 1937.


----------------------------
     Notary Public


My Commission expires:

(SEAL)

     Approved and filed in the Department of Sate, on the 29th day of October, A.D. 1937.

                                --------------------------------
                                   Secretary of the Commonwealth


Coop. Ch. & Amndt. Bl, No. 385 Page 5

                                                                     EXHIBIT A-2


DSCB-56 (Rev. 9-67)


                          COMMONWEALTH OF PENNSYLVANIA

                               DEPARTMENT OF STATE



TO ALL TO WHOM THESE PRESENTS SHALL COME, GREETING:

     WHEREAS, In and by Section twenty-seven of the "Electric Cooperative Corporation Act," P.L. 1969, approved the 21st day of June, Anno Domini one thousand nine hundred and thirty-seven, as amended, the Department of State is authorized and required to issue a

                            CERTIFICATE OF AMENDMENT

evidencing the amendment of the Articles of Association of a Cooperative Association organized under or subject to the provisions of the Act of June 21, 1937,

     WHEREAS, The stipulations and conditions of that law pertaining to the amendment of Articles of Association have been fully complied with by

                       CLAVERACK ELECTRIC COOPERATIVE INC.

                                 name changed to

                   CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.

     THEREFORE, KNOW YE, That subject to the Constitution of this Commonwealth, and under the authority of the "Electric Cooperative Corporation Act," I DO BY THESE PRESENTS, which I have caused to be sealed with the Great Seal of the Commonwealth, extend the rights and powers of the association named above, in accordance with the terms and provisions of the Articles of Amendment presented by it to the Department of State, with full power and Authority to use and enjoy such rights and powers, subject to all the provisions and restrictions of the Electric Cooperative Corporation Law and all other applicable laws of this Commonwealth.

                        GIVEN under my Hand and the Great Seal of the Commonwealth, at the City of Harrisburg, this 8th day of December in the year of our Lord one thousand nine hundred and seventy-one and of the Commonwealth the one hundred and ninety-sixth.


                        /s/ C. DeLares Tucker
                        Secretary of the Commonwealth
                                      jmw



     I, Harry W. Smith, President of Claverack Rural Electric Cooperative, Inc., of R. D. #2, Wysox, Pennsylvania, do hereby certify that the annual meeting of the members of the said co- operative was held at Wysox, Pennsylvania, at 1 p.
m. on the 19th day of August, 1971, pursuant to written notice given said stockholders more than sixty (60) days prior to meeting, all in conformity with the Act of Assembly of the Commonwealth of Pennsylvania, cited as "Electric Co-Operative Corporation Act" June 21, 1937, P. L. 1969, referring particularly to Section 9 under Powers of Corporation and section relative to amendment of Articles of Incorporation. There were present members in excess of 2,000, and the amendments to Articles of Incorporation as passed are as follows:

     ARTICLE I:

          "The name of the Corporation is CLAVERACK RURAL ELECTRIC COOPERATIVE, INC."

     ARTICLE IV:

          "The number of directors to be elected at annual meetings of the members to be not more than 14.

     ARTICLE V:

          "The address of the principal office of the Corporation shall be R.D. 2, Wysox, County of Bradford, Pennsylvania, and process may be served on the President, Secretary, or General Manager of the Corporation.

     ARTICLE VII, Section I

          "In addition to the present members of the Corporation any person, corporation, partnership or body politic in rural areas who or which are not receiving central station service may become a member of the Corporation by: (a) paying such membership fee as shall be specified in the By-Laws of the Corporation; (b) agreeing to purchase from the Corporation the amount of electric energy hereinafter in Section 2 of this Article specified; and (c) agreeing to comply with and be bound by the Articles of Incorporation and By-Laws of the Corporation and any amendments thereto and such rules and regulations as may from time to time be adopted by the Board of Directors of the Corporation."

     ARTICLE VII, Section 2

          "Each member shall, as soon as electric energy shall be available, purchase from the Corporation not less than the minimum amount of electric energy which shall, from time to time, be determined by resolution of the Board of Directors of the Corporation and shall pay therefor, and for all additional electric energy used by such member, the price which, from time to time, shall be fixed therefor by resolution of the Board of Directors. Each member shall also pay all obligations which may from time to time become due and payable by such member to the Corporation as and when the same shall become due and payable.

     ARTICLE VIII, Section 2

          "Five per centum (5%) of the total number of members present in person but not less than thirty (30) in number shall constitute a quorum for the transaction of business at all meetings of the members.

     I certify that I am the President of the above co-operative and the foregoing amendments represent a true and complete copy of the amendments adopted at said meeting and said amendments have not been rescinded and are now in effect.

     IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of the cooperative this 23rd day of November, 1971.

                             -----------------------------------
                                        President

     I, Fred W. Alexander, do hereby certify that I am the Secretary of the Claverack Rural Electric Cooperative, Inc. of R.D. #2, Wysox, Pennsylvania, that I am the keeper of the official records, minutes and seal of the said cooperative and the foregoing amendments represent a true and complete copy of the amendments adopted at said meeting and said amendments have not been rescinded and are now in effect.

     IN WITNESS WHEREOF, I have hereunto set my hand and affix the seal of the cooperative this 23rd day of November, 1971.

                             -----------------------------------
                                         Secretary

Approved and filed in the Department of State on the 8th day of December A. D. 1971.

                             -----------------------------------
                               Secretary of the Commonwealth



                              ARTICLES OF AMENDMENT

                   Claverack Rural Electric Cooperative, Inc.

          I. This amendment to the Articles of Incorporation of Claverack Rural Electric Cooperative, Inc., is filed according to the provisions of the Electric Cooperative Act of the Commonwealth of Pennsylvania, 1937, June 21, P. L. 1969
Section 1 et seq.

          II. Claverack Rural Electric Cooperative, Inc. has its principal place of business at R.D. #2, Wysox, Pennsylvania.

          III The Articles of Incorporation of the corporation have been amended as follows: Article VIII, Section 2 of the Articles of Incorporation is amended to read as follows:

          "At least one hundred fifty (150) members present in person shall constitute a quorum for the transaction of business at all meetings of the members."

          IV. The date on which the amendment was adopted was August 5, 1978.

          V. Notice of the meeting at which the amendment was adopted was given each member as provided by the By-laws of the Corporation.

          VI. At the meeting at which the amendment was adopted, a quorum was present as determined by the By-laws of the Corporation and the Articles of Incorporation prior to this amendment.

          VIII. The amendment was approved by a majority of the members present in person or by proxy.


                          /s/ John B. Drake
                                      President

          I, Leo J. Griffith, as Secretary of Claverack Rural Electric Cooperative, Inc., hereby attest that the statements in the foregoing articles are true and that the Articles of Amendment to the Articles of the Corporation were adopted as therein set forth. I have therefore signed these articles and sealed them with the seal of the corporation.

                           /s/ Lee J. Griffith
                                      Secretary


Dated  August 30, 1978

Seal:



COMMONWEALTH OF PENNSYLVANIA     )
                                  SS
COUNTY OF BRADFORD               )

          On this, the 31st day of August, A.D., 1978, before me, a Notary Public, personally appeared Leo J. Griffith, known to me or satisfactorily proven to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained.

          In witness whereof, I hereunto set my hand and official seal.

                            /s/ Ralph S. Park II
                                  Notary Public

                            Ralph S. Park II, Notary Public
                            Standing Stone Twp., Bradford Co.,
                            Pa.
                            My Commission Expires September 6,
                            1960


Approved and filed in the Department of State on the 11th day of September, 1978.


                            /s/ Bardon A. Fields
                            Secretary of the Commonwealth
                                                                           WF/he



DSCB-56 (Rev. 9-67)                             3-1-78:43 401

                                                                           69180

                          COMMONWEALTH OF PENNSYLVANIA


                               DEPARTMENT OF STATE



TO ALL TO WHOM THESE PRESENTS SHALL COME, GREETING:

          WHEREAS, In and by Section twenty-seven of the "Electric Cooperative Corporation Act," P. L. 1969, approved the 21st day of June, Anno Domini one thousand nine hundred and thirty-seven, as amended, the Department of State is authorized and required to issue a

                            CERTIFICATE OF AMENDMENT

evidencing the amendment of the Articles of Association of a Cooperative Association organized under or subject to the provisions of the Act of June 21, 1937,

          WHEREAS, The stipulations and conditions of that law pertaining to the amendment of Articles of Association have been fully complied with by



                   CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.

          THEREFORE, KNOW YE, That subject to the Constitution of this Commonwealth and under the authority of the "Electric Cooperative Corporation Act," I DO BY THESE PRESENTS, which I have caused to be sealed with the Great Seal of the Commonwealth, extend the rights and powers of the association named above, in accordance with the terms and provisions of the Articles of Amendment presented by it to the Department of State, with full power and authority to use and enjoy such rights and powers, subject to all the provisions and restrictions of the Electric Cooperative Corporation Law and all other applicable laws of this Commonwealth.

                            GIVEN under my Hand and the Great Seal of the Commonwealth, at the City of Harrisburg, this 11th day of September in the year of our Lord one thousand nine hundred and seventy-eight and of the Commonwealth the two hundred and third.

                            /s/ Barton A. Fields
                            Secretary of the Commonwealth
                                                                              he

                                                                     EXHIBIT A-3

Microfilm Number            9851-1481            Filed with the Department of
                                                  State on July 9, 199__

Entity Number            2825831
                                                 Secretary of the Commonwealth

                      ARTICLES OF INCORPORATION-FOR PROFIT

                                       OF

                             C & T ENTERPRISES, INC.
                               Name of Corporation

                      A TYPE OF CORPORATION INDICATED BELOW


Indicate type of domestic corporation:

 X  Business-stock (15 Pa.C.S. Section 1306)

___ Business-nonstock (15 Pa.C.S. Section 2102)

___ Business-statutory close (15 Pa.C.S. Section 2303)

___ Management (15 Pa.C.S. Section 2702)

___ Professional (15 Pa.C.S. Section 2903)

___ Insurance (15 Pa.C.S. Section 3101)

___ Cooperative (15 Pa.C.S. Section 7102)

DSCB:15-1306/2102/2303/2702/2903/3101/7102A (Rev 91)

     In compliance with the requirements of the applicable provisions of 15 Pa.C.S. (relating to corporations and unincorporated associations) the undersigned, desiring to incorporate a corporation for profit hereby, state(s) that:

1. The name of the corporation is: C & T Enterprises, Inc.

2. The (a) address of this corporation's initial registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

     (a)  22 North Main Street, Mansfield, PA    16933    Tioga
          Number and Street       City    State   Zip     County

     (b) c/o:
             Name of Commercial Registered              County
             Office Provider

     For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4. The aggregate number of @es authorized is: 100,000 (other provisions, if any, attach 8 1/2 x 11 sheet)

5. The name and address, including number and street, if any, of each incorporator is:

    Name                        Address

Robert W. Chappell, Esquire     14 South Main Street,
                                Mansfield, PA 16933

---------------------------     ------------------------------

6. The specified effective date, if any, is:
             date of filing
     month          day       year            hour, if any

7. Additional provisions of the articles, if any, attach an 8 1/2 x 11 sheet.

8. Statutory close corporation only: Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933 (15 U.S.C.
Section 77a et seq.)

9. Cooperative corporations only: (Complete and strike out inapplicable term). The common bond of membership among its members/shareholders is:
__________________________________

     IN TESTIMONY WHEREOF, the incorporator(s) has (have) signed these Articles of Incorporation this 8th day of July, 1998.

------------------------     -----------------------------------
     (Signature)             (Signature)


                        PENNSYLVANIA DEPARTMENT OF STATE          140
                               CORPORATION BUREAU
                         ROOM 308 NORTH OFFICE BUILDING
                                  P.O. BOX 8722
                            HARRISBURG, PA 17105-8722




C & T ENTERPRISES, INC.



     THE CORPORATION BUREAU IS HAPPY TO SEND YOU YOUR FILED DOCUMENT. PLEASE NOTE THE FILE DATE AND THE SIGNATURE OF THE SECRETARY OF THE COMMONWEALTH. THE CORPORATION BUREAU IS HERE TO SERVE YOU AND WANTS TO THANK YOU FOR DOING BUSINESS IN PENNSYLVANIA. IF YOU HAVE ANY QUESTIONS PERTAINING TO THE CORPORATION BUREAU, CALL (717) 787-1057.



                                 ENTITY NUMBER: 2825831

                                 MICROFILM NUMBER: 09851

                                 1481-1482



VAN DER HIEL & CHAPPELL ESQS
PO BOX 57
MANSFIELD PA  16933-0057

                                                                     EXHIBIT A-4

                            ARTICLES OF INCORPORATION


                                    ARTICLE I

The name of the corporation is:
            Citizens' Electric Company of Lewisburg, Pa.

                                   ARTICLE II

The location and post office address of the corporation in this commonwealth is:

                  1775 Industrial Boulevard
                  Lewisburg, Pennsylvania 17837

                                   ARTICLE III

The purpose or purposes for which the corporation is incorporated under the Business Corporation Law of the Commonwealth of Pennsylvania are to engage in, and do any lawful act concerning, any or all lawful business for which corporations may be incorporated under said Business Corporation Law, including, but not limited to, the supply of light, heat and power to the public by means of electricity or by any other means.

                                   ARTICLE IV

The term for which the corporation is to exist is perpetual.

                                    ARTICLE V

The aggregate number of shares which the corporation shall have authority to issue and the par value thereof are:

          200,000 shares of common stock having a par value of $10.00 per share.

                                   ARTICLE VI

The corporation may issue or sell shares, option rights, or securities having option rights for money or otherwise without first offering them Lo shareholders of any class or classes.

                                   ARTICLE VII

A majority of the directors may make, amend, alter, or repeal the Bylaws with respect to those matters which are not, by statute, reserved exclusively to the shareholders, subject always to the power of the shareholders to change such action.

                                  ARTICLE VIII

In an election of directors of the corporation a shareholder shall not have the right to multiply the number of votes to which he may be entitled by the total number of directors to be elected in the same election by the holders of the class or classes of shares of which his liares are a part, and to cast the whole number of such votes for one candidate or distribute them among any two or more candidates.

SEE APPENDIX A ATTACHED



                                   APPENDIX A


By resolution adopted November 10, 1971, the Board of Directors authorized submission to a vote of the shareholders at the Annual Meeting to be held January 10, 1972, a proposed amendment of the Articles of Incorporation restating the same in their entirety. The amendment was adopted and endorsed by the Secretary of the Commonwealth.

COMMENTS

The corporation, originally formed under the Corporation Act of 1874, is now governed by the Business Corporation Law of 1933, as amended, a more modern and comprehensive statute which permits much more efficient and less cumbersome corporate procedures. The Board of Directors considered it desirable to restate the Articles of Incorporation in a form compatible with the Business Corporation Law and up-to-date corporate practice. The following are the principal effects of the restatement of the Articles:

     1. The corporate purpose is broadened to take advantage of currently allowable powers to engage in any lawful business permissible to corporations formed under the Business Corporation Law;

     2. The capital stock, which the company would be authorized to issue is increased from 80,000 shares of $10 par common stock to 200,000 shares of $10 par value per share;

     3. The corporation is given the right to issue shares, at its election, free of pre-emptive rights;

     4. The Board of Directors is authorized to make, amend, alter, or repeal Bylaws, subject to the power of the shareholders to change such action.

It is the view of the Management that these changes would contribute to the company's ability to operate effectively, commensurate with it's steady growth and increased capital requirements.

By resolution adopted by the Board of Directors for submission to a vote of shareholders at the Annual Meeting held April 9, 1983, Article VIII was added. This article was adopted by the shareholders at the April 1983 meeting and endorsed by the Secretary of the Commonwealth on April 13, 1983.



                                    EXHIBIT A

                     ATTACHMENT TO ARTICLES OF INCORPORATION

     The provision of the Articles of Incorporation regarding authorized shares (Paragraph 4) shall read in its entirety as follows:

          The aggregate number of shares authorized is 100,000 shares of common stock, having a par value of $0.01 per share.

                                                                     EXHIBIT A-5

                            ARTICLES OF INCORPORATION

                                       OF

                          WELLSBOROUGH ELECTRIC COMPANY

     To the Governor of the Commonwealth of Pennsylvania: Sir: In compliance with the requirements of an act of the General Assembly of the Commonwealth of Pennsylvania entitled "An act to provide for the incorporation and regulation of certain corporations," approved the 29th day of April, A.D. 1874 and the several supplements thereto, the undersigned, all of whom are citizens of Pennsylvania having associated themselves together for the purpose hereinafter specified, and desiring that they may be incorporated, and that letters patent may issue to them and their successors according to law, do hereby certify:

          1st. The name of the proposed corporation is Wellsborough Electric company.

          2nd. Said corporation is formed for the purpose of the supply of light, heat and power by means of electricity to the public in the borough of Wellsborough, Pennsylvania.

          3rd. The business of said corporation is to be transacted in Wellsborough, Tioga County, Pennsylvania.

          4th. Said corporation is to exist for the term of Ninety-Nine years.

          5th. The names and residences of the subscribers and the number of shares subscribed by each are as follows:

Name                 Residence                   No. of Shares

Hugh Goung           Wellsboro, Pa.                   Ten
L. Harrison          Wellsboro, Pa.                   Twenty
J. M. Robinson       Wellsboro, Pa.                   Twenty
H.C. Goung           Williamsport, Pa.                Ten
Robert K. Goung      Wellsboro, Pa.                   Ten

          6th. The number of directors of said corporation is fixed at five and the names and residences of the directors who are chosen directors for the first year are as follows:

Name                             Residence

Hugh Goung                       Wellsboro, Pa.
L. Harrison                      Wellsboro, Pa.
J. M. Robinson                   Wellsboro, Pa.
H.C. Goung                       Williamsport, Pa.
Robert K. Goung                  Wellsboro, Pa.

          7th. The amount of the capital stock of said Corporation is $7,000.00 divided into Seventy shares of the par value of $100.00 and $700.00 being ten percentum of the capital stock, has been paid in cash to the Treasurer of said corporation whose name and residence are: J. M. Robinson, Wellsboro, Pa.

           Hugh Goung (SEAL)           H.C. Goung (SEAL)
           L. Harrosin (SEAL)          Robert K. Goung (SEAL)
           J.M. Robinson (SEAL)

          State of Pennsylvania, County of Tioga. Before me. H.J. Ripley Recorder ______ in and for the county aforesaid personally came the above named
L. Harrison: J.M. Robinson & Robert H. Goung, who in due form of law acknowledged the foregoing instrument to be their act and deed for the purposes therein specified. Witness my hand and seal of office the nineteenth day of March A.D. 1894.

Homer J. Repler           Recorder             (OFFICIAL SEAL)

State of Pennsylvania, County of Tioga. Personally appeared before me, this nineteenth day of March A.D. 1894. L. Harrison; J. M. Robinson, Robert K. Goung who being duly sworn, according to law, depose and say that the statements contained in the foregoing instrument are true.

Sworn and subscribed before me,    J.M. Robinson
the day and year aforesaid         L. Harrison, Robert K. Goung

Homer J. Ripley           Recorder             (OFFICIAL SEAL)

Executive Chamber. Harrisburg, April 11th 1894. To the Secretary of the
Commonwealth: Having examined the within application and found it to be in proper form, and within the purposes of the calls of corporations specified in section two, of the act entitled "An act to provide for the incorporation and regulation of ceratin corporations," approved April 29th, A.D. 1874, and the several supplements thereto, I hereby approve the same and direct that letters patent issue according to law.

          Robt. E. Pattison                     Governor.

Secretary's Office.  Pennsylvania ss:  enrolled in Charter Book
No. 43, Page 94.  Witness my hand and Seal of Office at
Harrisburg this eleventh day of April A.D. 1894.

     A.L. Tilden:              Deputy. Secretary of the Commonwealth
                               (SECRETARY SEAL)

     Recorded April 20, 1894.  Homer Ripley.

                                                                     EXHIBIT A-6

                                                       Filed with the Department
                                                       of State on MAR 10, 1994


Microfilm Number___________________

Entity Number______________________    _________________________
                                       Secretary of the
                                       Commonwealth

                      ARTICLES OF INCORPORATION-FOR PROFIT

                   DSCB: 15-1306/2102/2702/2903/7102A (Rev 90)

Indicate type of domestic corporation (check one):

 X   Business-stock (15 Pa. C.S. Section 1306)

___  Business-nonstock (15 Pa,C.S. Section 2102)

___  Business-statutory close (15 Pa.C.S. Section 2303)

___  Management (15 Pa. C.S. Section 2702)

___  Professional (15 Pa. C.S. Section 2903)

___  Cooperative (15 Pa.C.S. Section 7102A)

     In compliance with the requirements of the applicable provisions of 15 Pa. C.S. (relating to corporations and unincorporated associations) the undersigned, desiring to incorporate a corporation for profit hereby state(s) that:

1. The name of the corporation is: Wilderness Area Utilities, Inc.

2. The (a) address of this corporation's initial registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

     (a)  22 North Main Street, P.O. Box 526, Mansfield,  PA
          Number and Street                      City     State

          16933-0526
          Zip                                       County

     (b)      c/o:______________________________________________ Name of
              Commercial Registered Office Provider

          ------------------------------------------------------
          County

     For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4. The aggregate number of shares authorized is: see attachment(other provisions, if any, attach 8 1/2 x 11 sheet).

5. The name and address, including street and number, if any, of each incorporator is:

Name                       Address

Neal S. West               100 Pine Street, P.O. Box 1166
                           Harrisburg, PA  17101

-------------------------  ------------------------------

6.        The specified effective date, if any, is:

                  03     10     1994
                month    day    year    hour, if any

7. Any additional provisions of the articles, if any, attach an 8 1/2 x 11 sheet.

8. Statutory close corporation only: Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933 (15 U S.C.
Section 77a et seq.

9. Cooperative corporations only: (Complete and strike out inapplicable term). The common bond of membership among its members/shareholders is: ______________

     IN TESTIMONY WHEREOF, the incorporator(s) has (have) signed these Articles of Incorporation this 19th day of March, 19__.

/s/ Neal S. West                ________________________________
     (Signature)

                                                                     Exhibit A-7

Microfilm Number _______                      Filed with the Department of State
Entity Number __________                      on ______________

                                              ----------------------------------
                                              Secretary of the Commonwealth


                      ARTICLES OF INCORPORATION FOR PROFIT
                                       OF
                               VALLEY ENERGY, INC.
                               Name of Corporation

                      A TYPE OF CORPORATION INDICATED BELOW

Indicate type of domestic corporation:

_X_ Business-stock (15 Pa. C.S. Section 1306)

__ Business-nonstock (15 Pa. C.S. Section 2101)

__ Business-statutory close (15 Pa. C.S. Section 2303)

__ Management (15 Pa. C.S. Section 2702)

__ Professional (15 Pa. C.S. Section 2903)

__ Insurance (15 Pa. C.S. Section 3101)

__ Cooperative (15 Pa. C.S. Section 7702)

              DSCB: 15-1306/2102/2303/2702/2903/3101/7102a (Rev 91)

     In Compliance with the requirements of the applicable provisions of 15 Pa. C.S. (relating to corporations and unincorporated associations) the undersigned, desiring to incorporate for profit hereby, state(s) that:

1. The name of the corporation is: Valley Energy, Inc.

2. The (a) address of this corporation's initial registered office in this Commonwealth or (b) name of its commercial registered provider and the county of venue is:

     (a)  523 South Keystone Avenue, Sayre, PA  18840 Bradford
          Number and Street          City   State Zip   County

     (b)  ______________________________________________________
          Name of Commercial Registered Office Provider

3. _____ or a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

4. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

5. The aggregate number of shares authorized is: 1000 (other provisions, if any, attach 8-1/2 x 11 sheet)

6. The name and address, including street and number, if any, of each incorporator is:

Name                        Address

C & T Enterprises, Inc.     1775 Industrial Blvd., Lewisburg, PA
                            17837

----------------------       -----------------------------------

7. The specified effective date, if any, is: upon filing

8. Any additional provisions of the articles, if any, attach an 8-1/2 x 11 sheet.

9. Statutory close corporation only: Neither the corporation nor any shareholder shall make an offering of any of is shares of any class that would constitute a "Public Offering" within the meaning of the Securities Act of 1933 (15 U.S.C.
Section 77A et sq.).

10. Cooperative corporations only: (Complete and strike out inapplicable term). The common bond of membership among its members/shareholders is:
_______________________.

IN TESTIMONY WHEREOF, the incorporator(s) has (have) signed these Articles of Incorporation this 13 day of October, 2000.

/s/ Betty Scott                  /s. Robert O. Toombs

                                                                     Exhibit B-1


                                    AGREEMENT

           THIS AGREEMENT, made this 31st day of December 2002, by and between CLAVERACK RURAL ELECTRIC COOPERATIVE, INC. whose address is RR #2 Box 17, Wysox, Pa 18854 (hereinafter referred to as "CLAVERACK") and TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. whose address is PO Box 526, Mansfield, Pa 16933 (hereinafter referred to as "TRI-COUNTY"), Wilderness Area Utilities, Inc. (hereinafter referred to as "Wilderness") whose address is P.O. Box 526, Mansfield, Pa, 16933, and C & T Enterprises, Inc. whose address is 1775 Industrial Boulevard, Lewisburg, Pa 17837 (hereinafter referred to as "C & T"):

                                   WITNESSETH

           WHEREAS, Susquehanna Energy Plus (hereinafter referred to as "SEP") is a wholly owned subsidiary of Claverack;

           WHEREAS, Claverack has agreed to transfer all of its stock in SEP to C & T;

           WHEREAS, Tri-County has a solely owned subsidiary namely, Wilderness, who is the sole stockholder of Wellsboro Electric Company (hereinafter referred to as ("WECo");

           WHEREAS, Wilderness has agreed to transfer all of its interest in WECo to C&T in return for Claverack transferring its interest in SEP to C & T;

           WHEREAS, SEP is not a publicly regulated utility company;

           WHEREAS, the transfer of SEP will occur on January 1, 2003;

           WHEREAS, WECo is a publicly regulated utility company and will require the approval from the Pennsylvania Utility Commission (hereinafter referred to as "PUC");

           WHEREAS, the approval of the PUC will not occur until 2003; and

           WHEREAS, if in the event the PUC and/or the Securities and Exchange Commission (hereinafter referred to as "SEC") fails to approve the transfer of WECo, the parties desire to set down the transfer and conditions for the re-transfer of all stock of SEP back to Claverack.

           NOW THEREFORE, the parties intending to be legally bound hereby agree as follows:

           1. Claverack will transfer to C & T all of its stock in SEP on or before January 1, 2003.

           2. Claverack will obtain a release of liens from Cooperative Finance Corporation (hereinafter known as "CFC") prior to said transfer.

           3. Tri-County and Wilderness agree that immediately upon approval by the PUC, SEC and all other regulatory bodies for the transfer of WECo, they will transfer all of its stock in WECo to C & T.

           4. Tri-County and Wilderness agree that they will obtain the approval of all regulatory bodies for transfer on or before May 1, 2004.

           5. If Tri-County and Wilderness are unable to comply with the transfer of WECo to C & T as set forth in this agreement, then Tri-County shall pay to Claverack 50% of an evaluation of SEP to be determined by an independent party mutually agreed upon by Claverack and Tri-County.

           6. Claverack, Tri-County, Wilderness, and C & T hereby state that each is fully aware of the financial condition of both SEP and WECo.

           7. No amendment or modification of this Agreement shall be binding unless the same is in writing and is signed by all of the parties.

           IN WITNESS WHEREOF, the panties have caused this Agreement to be executed as of the day and year first above written by their duly authorized officers.


Attest:                             CLAVERACK RURAL ELECTRIC
                                    COOPERATIVE, INC.

/s/ Robert G. Hess                  By: /s/ Thomas J. Elliot
-----------------------------           -------------------------------
Secretary

(SEAL)


Attest:                             TRI-COUNTY RURAL ELECTRIC
                                    COOPERATIVE, INC.

/s/ Alston A. Teeter                By: /s/ Ferd W. Irish
-----------------------------           -------------------------------
Secretary

(SEAL)


Attest:                             C & T ENTERPRISES, INC.


/s/ Thomas J. Elliot                By: /s/ John L. McNamara
-----------------------------           -------------------------------
Secretary

(SEAL)


Attest:                             WILDERNESS AREA UTILITIES, INC.


/s/ Alston A. Teeter                By: /s/ Ferd W. Irish
-----------------------------           -------------------------------
Secretary

(SEAL)

                                                                     Exhibit D-1


                                   BEFORE THE
                     PENNSYLVANIA PUBLIC UTILITY COMMISSION

Application of Wellsboro Electric       :
Company for: (1) Approval of            :
Acquisition of Parent Corporation,      :
Wilderness Area Utilities, Inc.,        :
by C&T Enterprises, Inc., and           :
Subsequent Transfer of Wellsboro's      :
Stock from Wilderness to C&T; (2)       :
Registration of Securities              :
Certificate to Transfer                 :
Wellsboro's Notes in a Principal        :
Amount up to $5.4 Million from          :
Wilderness to C&T; and (3)              :
Issuance of Necessary Approvals         :         Docket No. A-___________
for Affiliate Transactions              :
Pursuant to Chapter 21 of the           :
Public Utility Code                     :

TO THE PENNSYLVANIA PUBLIC UTILITY COMMISSION:

      Wellsboro Electric Company ("Wellsboro" or "Applicant") hereby submits this Application to the Pennsylvania Public Utility Commission ("PUC" or "Commission") for approval of various aspects of a proposed reorganization within its corporate family. Specifically:

         (1) Pursuant to Section 1102(a)(3) of the Public Utility Code, 66 Pa. C.S. Section 1102(a)(3), and other such statutory and regulatory authority deemed applicable by the Commission, Wellsboro Electric Company ("Wellsboro" or "Applicant") seeks Commission approval of the acquisition via stock transfer of its parent corporation, Wilderness Area Utilities, Inc. ("Wilderness"), by C&T Enterprises, Inc. ("C&T"), and the subsequent transfer of Wellsboro's stock from Wilderness to C&T.

         (2) Pursuant to Chapter 19 of the Public Utility Code, 66 Pa. C.S. Sections 1901 et seq., and the Commission's regulations at 52 Pa. Code Sections 3.551(11) and 3.601, Wellsboro also seeks registration by the Commission of a Securities Certificate authorizing Wilderness to transfer to C&T up to $5.4 million in long-term debt that Wellsboro currently owes to Wilderness. This debt was previously registered by PUC-issued Securities Certificates as being necessary for Wellsboro's present and future capital needs and was recently refinanced and consolidated into a single loan pursuant to a Securities Certificate registered by

             PUC at Docket No. S-00030942. The "new" loan for which Wellsboro requests registration of a Securities Certificate in this filing will be identical in amount, term, and interest rate to the loan in existence between Wellsboro and Wilderness at the time of closing on the transfer of Wellsboro's stock to C&T. Wellsboro will continue to provide a guarantee in support of the C&T debt with the National Cooperative Services Corporation ("NCSC") as previously authorized by the Commission. Because this Securities Certificate request is being submitted with this filing, Wellsboro hereby waives the 30-day statutory consideration period pursuant to Section 1903(c) of the Public Utility Code, 66 Pa.C.S. Section 1903(c).

         (3) Although an Affiliated Interest Agreement permitting the loan between Wellsboro and C&T was approved by the Commission at Docket No. G-00020948, Wellsboro requests any additional authorization that the Commission deems necessary pursuant to Chapter 21 of the Public Utility Code.

Wellsboro submits that this acquisition, reorganization and the financing transfer are in the public interest and satisfy all applicable criteria for approval by this Commission.

      In support hereof, Applicant states as follows:

I.    CONTACT INFORMATION
      -------------------

         1. The principal business address, telephone number, and contact person for Wellsboro are:


               Craig Eccher, President and CEO
               Wellsboro Electric Company
               33 Austin Street
               Wellsboro, PA 16901
               (570) 724-3516
               (570) 724-1798 (fax)


An affidavit executed by Mr. Eccher averring to the accuracy of the statements contained in this Application is attached as Exhibit A.

         2. The names and address of the attorneys for Wellsboro in this matter are:

                David M. Kleppinger
                Pamela C. Polacek
                Karen S. Miller Orner
                McNEES WALLACE & NURICK LLC
                100 Pine Street
                P.O. Box 1166
                Harrisburg, PA 17108-1166
                (717) 232-8000
                (717) 237-5300 (fax)

Any inquiries regarding this filing should initially be directed to Ms. Polacek or Ms. Orner.

II.   SUMMARY OF REQUESTED APPROVALS
      ------------------------------

         3. This Application seeks regulatory approval pursuant to Section 1102(a)(3) of the Public Utility Code, 66 Pa. C.S. Section 1102(a)(3), for a series of related transactions that will ultimately result in C&T owning 100% of the Wellsboro stock. This acquisition will be accomplished as part of a reorganization within the C&T corporate family. Throughout this Application, Wellsboro will refer to this series of transactions as "the Acquisition." As explained in more detail below, Wellsboro is currently wholly-owned by
Wilderness Area Utilities, Inc. ("Wilderness"), which is wholly-owned by Tri-County Rural Electric Cooperative ("Tri-County"). Tn-County also owns 50% of C&T, with Claverack Rural Electric Cooperative ("Claverack") owning the other 50% of C&T. Tri-County will transfer the stock of Wilderness to C&T. Wilderness will then transfer 100% of the Wellsboro stock to C&T, along with all other assets and liabilities that exist on the Wilderness books. Wilderness will become an inactive corporation. Claverack has transferred the stock of Susquehanna Energy Plus, LLC, d/b/a Tioga Energy ("Tioga Energy"), a company that does not provide PUC-regulated services, to C&T to provide an equivalent financial and operational action by Claverack to offset the transfer of Wellsboro by Tri-County. It is currently anticipated that these stock transfers will occur with no monetary consideration exchanged.

The parties reserve the right to modify this structure, as necessary and appropriate, in consideration of tax, banking or other business requirements. The Acquisition and the reasons supporting the Commission's approval of the Acquisition are addressed in more detail in paragraphs 13-26, infra.

         4. This filing also seeks registration of a Securities Certificate pursuant to Chapter 19 of the Public Utility Code, 66 Pa. C.S. Sections 1901 et seq., authorizing Wilderness to transfer to C&T the outstanding note and pledges between Wilderness and Wellsboro at the closing of the Acquisition. The total amount of the outstanding debt is approximately $5.4 million. Wellsboro sought and obtained Securities Certificates registering this debt because it was necessary for Wellsboro's present and future capital needs. Wellsboro also recently requested registration of a Securities Certificate to refinance this debt, which was registered by the Commission as amended at Docket No. S-00030942. Concurrent with the closing of the Acquisition, Wilderness will transfer all existing note and pledges made by Wellsboro to C&T. The note will bear an identical maturity date, interest rate, and terms as the debt and pledges registered for Wellsboro and Wilderness through the amended Securities Certificate. Pursuant to the Securities Certificate registered at Docket No. S-00030942, Wellsboro was authorized to provide a first mortgage guarantee for the indebtedness of C&T to NCSC. This pledge will remain in place. The debt transfer and the reasons why the Commission should issue a Securities Certificate authorizing the transfer are addressed in more detail in paragraphs 27-32, infra.

         5. The loan between C&T and Wellsboro constitutes a transaction between affiliated entities under Section 2102 of the Public Utility Code, 66 Pa. C.S. Section 2102. Wellsboro believes that the financing for which the Securities Certificate will be issued is authorized by its approved Affiliated Interest Agreement at Docket No. G-00020948; however, out of an abundance of caution, Wellsboro requests any additional approvals that the Commission deems necessary under

Chapter 21 of the Public Utility Code. The affiliate aspects of this financing transfer are addressed in paragraphs 33-34, infra.


III.  DESCRIPTION OF COMPANIES
      ------------------------

         6. Wellsboro is a Pennsylvania corporation with its principal office located in Wellsboro, Tioga County, Pennsylvania. Wellsboro is an investor-owned, for-profit electric utility, 100% of the stock of which is held by Wilderness. Wellsboro provides electric distribution services to approximately 5,700 customers in a 178-square-mile territory in and around Wellsboro, Tioga County, Pennsylvania. As of December 31, 2002, 4,756 of Wellsboro's customers were residential and 1,033 were commercial or industrial. Wellsboro continues to have the obligation to act as the Provider of Last Resort ("PLR") for all of the customers in its service territory and actually provides generation supply service to all of the customers as of the date of this filing. Wellsboro received its authorization to operate as a public utility in the Commonwealth of Pennsylvania at Docket No. A-111200.

         7. Wilderness is a Pennsylvania corporation and a wholly-owned subsidiary of Tri-County. Wilderness is a holding company formed by Tri-County for the purpose of acquiring Wellsboro in 1995. Although Wilderness has a board of directors and officers, it does not currently have any employees.

         8. Tri-County is a member-owned rural electric cooperative incorporated under the Pennsylvania Electric Cooperative Corporation Act of 1937. Tri-County provides electric service to approximately 17,000 customers in the following counties in Northcentral Pennsylvania: Bradford; Cameron; Clinton; Lycoming; McKeon; Potter; and Tioga. Tri-County's service territory is approximately 4,484 square miles in area.

         9. Claverack is a rural electric cooperative incorporated under the Pennsylvania Electric Cooperative Corporation Act of 1937 providing service to approximately 17,000 customers in an eight-county region in Northeastern Pennsylvania. Its service area is approximately 1,820 square miles in area.

         10. C&T is a Pennsylvania corporation with its principal office in Lewisburg, Union County, Pennsylvania. C&T, a holding company and management services company, currently owns the majority of the stock of Citizens' Electric Company of Lewisburg, Inc. (`Citizens"`), a PUC-regulated electric distribution company and PLR, and all of the stock of Valley Energy, Inc. ("Valley Energy"), which provides natural gas distribution and sales services in Pennsylvania and New York. As of January 1, 2003, C&T also owns Tioga Energy. Tri-County and Claverack are the sole shareholders of C&T, each owning 50%.

         11. As part of its operation as a management services company, C&T currently provides various services to Wellsboro, Citizens', Valley Energy, Tri-County, Claverack and Tioga Energy. The provision of these services and charges related to the same are authorized by an Affiliated Interest Agreement that was approved by the Commission on May 16, 2002, at Docket No. G-00020948. A copy of the current, approved agreement is attached as Exhibit B. After the stock transfers are completed, Wellsboro will evaluate whether any changes are necessary to the current Affiliated Interest Agreement and, if so, submit an appropriate filing to the PUC.

         12. Under a progressive structure implemented to achieve operational efficiencies within the C&T corporate family, all non-unionized positions at Wellsboro, Citizens', Valley Energy, Claverack and Tri-County are staffed by C&T employees. This allows C&T to aggregate the needs of these non-union employees for items such as health insurance and other benefits to obtain more favorable rates than could be achieved if Valley Energy, Wellsboro and Citizens' procured these types of items on their own. In addition, Wellsboro, Citizens' and Valley Energy have access to C&T employees for shared services in specialized areas such as human resources, public relations, information technology and key account relations. This current arrangement will not be impacted by the transaction.

IV.   REQUEST FOR APPROVAL OF STOCK ACQUISITION AND TRANSFER OF CONTROL
      -----------------------------------------------------------------

      A. Description of Stock Transactions
         ---------------------------------

         13. As part of the Acquisition, the operational control of Wellsboro will change, both at the immediate parent level (i.e., C&T will replace Wilderness as the controlling corporate parent) and at the "grandparent" level (i.e., the ultimate control of Wellsboro will change from being vested 100% in Tri-County to being shared 50/50 by Tri-County and Claverack). The transfer of the Wilderness stock to C&T and the transfer of Wellsboro stock from Wilderness to C&T require the Commission's approval pursuant to Section 1102 (a)(3) of the Public Utility Code, 66 Pa. C.S. Section 1102(a)(3) and Section 69.901 of the Commission's regulations, 52 Pa. Code Section 69.901. As set forth below, Wellsboro meets the applicable standard for Commission approval of these transfers. The Commission adopted a policy statement that also appears to assert jurisdiction over the grandparent level transaction as a "change in control" of Wellsboro. See 52 Pa. Code Section 69.901. Although Wellsboro does not necessarily agree that such jurisdiction exists, the corporate reorganization as a whole meets the standard for approval.

         14.   Charts  depicting  the   pre-transaction   and   post-transaction
structure of the C&T corporate family are attached hereto as Exhibits C and D, respectively.

         15. Tri-County and Claverack each own 50% of the stock of C&T. After the transaction, Tri-County and Claverack will continue to each own 50% of C&T. As previously explained, C&T is a holding company that owns two PUC-jurisdictional utilities (Valley Energy and Citizens'). After the transactions, C&T will continue to own Valley Energy and Citizens'.

         16. Tri-County and Claverack each also own or recently owned 100% of the stock of other entities in utility-related businesses. Tri-County owns Wilderness. Wilderness is a holding company that owns 100% of the stock of Wellsboro. Claverack owned Tioga Energy, which provides unregulated energy services (i.e., propane, fuel oil, gasoline). As of January 1, 2003, Claverack transferred the Tioga Energy stock to C&T.

         17. For a variety of reasons, including anticipated corporate tax efficiencies, operational advantages and the items discussed in paragraphs 19-26 below, Tri-County and Claverack have decided to consolidate the operations of all utility-related subsidiaries under C&T. With respect to Wellsboro, Tri-County will transfer ownership of the Wilderness stock to C&T, along with all other assets and liabilities on the Wilderness books. Wilderness will then transfer ownership of the Wellsboro stock to C&T. Wilderness will become an inactive corporation. Tioga Energy has also been brought under C&T to ensure that Clavenack is making a contribution equivalent to the one that Tri-County is making by transferring Wilderness/Wellsboro. At this time, Tri-County and Claverack do not anticipate that any additional compensation will be exchanged to implement the stock transfers.

         18. In addition to approval by this Commission, Wellsboro is exploring whether review and approval of the Securities and Exchange Commission ("SEC") is necessary for the Acquisition. Wellsboro will provide notification to the Commission if SEC approval is obtained prior to the Commission's approval of this Application.

      B. The Corporate Reorganization Provides Public Benefits and Should be Approved
         --------------------------------------------------------------------

         19. The legal standard for approval of public utility mergers or acquisitions pursuant to Section 1102 was set forth by the Pennsylvania Supreme Count in City of York v. Pennsylvania Public Utility Commission, 449 Pa. 136, 295 A.2d 825 (1972). The Commission must find "affirmatively that public benefits will result from the merger." 449 Pa. at 141, 295 A.2d at 828. This constitutes "more than the mere absence of any adverse effect on the public," and requires a "demonstrat[ion] that the merger will affirmatively promote the `service, accommodation, convenience, or safety of the public' in some substantial way." Id.

         20. Wellsboro respectfully submits that approval of the Acquisition by the Commission is in the public interest and will provide public benefits. The transaction will not affect the Commission's regulatory authority over Wellsboro and will be transparent to Wellsboro's customers. After the Acquisition, Wellsboro will continue to provide electric distribution service and PLR generation supply service under its present name and pursuant to its tariff currently on file with the Commission.

         21. In addition, the Acquisition will not impact Wellsboro's service to customers. All Wellsboro employees will retain their positions and functions after the Acquisition. In addition, the management personnel currently assigned by C&T to Wellsboro will remain the same. Wellsboro will continue to retain the benefits that it currently enjoys through its association with the C&T family, including access to C&T employees with specialized knowledge in areas such as public relations, human resources, information technology and key account relations.

         22. In fact, the companies anticipate that the corporate reorganization will enhance the regulatory services provided by C&T to Wellsboro and the other PUC-jurisdictional affiliates. As part of the reorganization, general oversight regarding the regulatory filings and activities will be consolidated under C&T. This will enable C&T to apply its regulatory experience and expertise (gained through its operation of Citizens') to Wellsboro. The entities are already exploring how to streamline regulatory activities for consistency and to eliminate unnecessary duplication. This will benefit customers through enhanced service and, ultimately, could reduce regulatory expenses in comparison to the expenses that would be incurred without the Acquisition.

         23. In addition, the reorganization will provide a more consistent financial picture to the lenders with which the companies deal. Tri-County and Clavenack began exploring the reorganization at the request of NCSC. Because the C&T family contains both for-profit and not-for-profit companies, as well as regulated and non-regulated corporations, it is critical for NCSC to understand the financial position of the entire C&T family as a whole. Consolidating all of the for-profit companies under a single holding company will provide a more complete and understandable financial picture for the lenders to review and monitor. Similarly, the reorganization should simplify the Commission's review and understanding of the financial condition of Wellsboro, Citizens' and Valley Energy.

         24. Furthermore, approval of the transaction is in the public interest due to the beneficial impact on Wellsboro's operations. Wellsboro's borrowing capacity will be enhanced by its new direct relationship with C&T. Due to unique issues facing the company (including an aging distribution system), Wellsboro relies heavily on borrowing to fund system improvements. The creation of a direct relationship between C&T and Wellsboro will enable Wellsboro to access additional funding at favorable rates through banks and financial institutions dedicated to serving affiliates of rural electric cooperatives. Absent these affiliations, Wellsboro could not access capital markets at these rates. This will enable Wellsboro to continue its efforts to upgrade and improve its distribution system, providing a benefit to customers.

         25. Moreover, the companies anticipate that other benefits will result from the Acquisition, including efficiencies through consolidated tax filings and overall expense reductions through the elimination of the Wilderness board meetings, directors' fees and other costs. An appropriate portion of any cost reductions will be reflected in reduced operating expenses in comparison to expenses without the Acquisition.

         26. Based on the items discussed in paragraphs 13-25 of this Application, Wellsboro respectfully submits that the Acquisition provides public benefits and should be approved. See City of York v. Pennsylvania Public Utility Commission, 449 Pa. 136 (1972).

V.    REGISTRATION OF SECURITIES CERTIFICATE FOR TRANSFER OF WELLSBORO DEBT
      ---------------------------------------------------------------------

         27. Pursuant to Chapter 19 of the Public Utility Code, 66 Pa. C.S. Sections 1901 et seq., and Sections 3.551(11) and 3.601 of the Commission's regulations, 52 Pa. Code Sections 3.551(11) and 3.601, Wellsboro also seeks Commission registration of the Securities Certificate described below. The
Securities Certificate consists of authorization to transfer to C&T the long-term note between Wellsboro and Wilderness at the time of closing of the Acquisition. The note involved has been previously registered by the PUC through Securities Certificates. Wellsboro has pledged its assets through a guarantee in support of C&T's debt with NCSC. This pledge was previously approved by the Commission in registering the Securities Certificate at Docket No. S-00030942. It is anticipated that the terms and conditions of the note will not materially differ from the note that exists at the time of closing between Wilderness and Wellsboro pursuant to the previously-registered Securities Certificate.

         28. The purpose for which Wellsboro and C&T propose to enter into the note described in this filing is the corporate reorganization of the C&T family and designation of Wilderness as an inactive corporation. The debt being transferred was previously approved by the Commission through Securities Certificates properly registered as being necessary and proper for the Applicant's present and probable future capital needs. As such, Wellsboro's request meets the requirements of Section 1903(a) of the Public Utility Code and
should  be  approved.   See  66  Pa.  C.S.  Section  1903(a).

      B. Supplemental Documentation
         --------------------------

         29. In accordance with the requirements of Section 3.601(c)(9) of the Commission's regulations, 52 Pa. Code Section 3.601(c)(9), appended hereto and made a part of this filing are the following:

               a. Copies of the minutes of the Boards of Directors for Tri-County, Claverack, Wilderness and C&T that authorize this corporate reorganization are attached as Exhibit E. See 52 Pa. Code Section 3.601(c)(9)(ix).

               b. Wellsboro anticipates that the note proposed to be transferred will be substantially in the form of the notes originally reviewed and registered by the previous Securities Certificate (as amended) at Docket No. S-00030942.

               c. A Balance Sheet for Wellsboro as of December 31, 2002, is attached hereto as Exhibit F, pages 2a-2b. Fixed capital accounts are also noted on the Balance Sheet included as part of Exhibit F. See 52 Pa. Code Section 3.601(c)(9)(i).(1)


____________________________
1 Audited financial numbers as of December 31, 2002, are used for purposes of this filing. See Exhibit F. In the normal course of business, Wellsboro produces audited financial statements only at the end of the calendar year. The

               d. An Income Statement for Wellsboro as of December 31, 2002 is attached hereto as Exhibit F, page 3. See 52 Pa. Code Section 3.601(c)(9)(ii).

               e. Attached hereto as Exhibit F, pages 11-12 is Wellsboro's Statement of Funded Debt Outstanding as of December 31, 2002. See 52 Pa. Code
Section 3.601(c)(9)(v). Please note that this does not reflect the refinancing authorized at Docket No. S-00030942.

               f. Attached hereto as Exhibit F, pages 19a-19b is Wellsboro's Statement of Utility Plant Accounts as of December 31, 2002. See 52 Pa. Code
Section 3.601(c)(9)(iii).

               g. Attached hereto as Exhibit A is an affidavit of Mr. Craig Eccher, President and Chief Executive Officer of Wellsboro, verifying the accuracy of the facts set forth in this filing. See 52 Pa. Code Section 3.601(c)(9)(xii).

         30. Wellsboro does not own any securities of other corporations and therefore will not be filing a statement with respect to securities of other corporations. See 52 Pa. Code Section 3.601(c)(9)(iv).

         31. All of Wellsboro capital stock is currently owned by Wilderness. See 52 Pa. Code Section 3.60l(c)(9)(vi). After the Acquisition, all of Wellsboro's capital stock will be owned by C&T.

         32. Because the securities involved are not the type of securities regulated by the Securities and Exchange Commission ("SEC"), no registration statement, application, or declaration has been filed or will be filed with the SEC in respect to the financing transfer herein proposed. See 52 Pa. Code Sections 3.601(c)(9)(vii) and (viii).


________________________________________________________________________________
production of revised numbers would require Wellsboro to undertake an independent study and analysis and would otherwise constitute an unreasonable burden. Accordingly, Wellsboro respectfully requests a waiver pursuant to
Section 5.43 of the Commission's regulations, 52 Pa. Code Section 5.43, of the requirement that a public utility seeking a securities certificate provide the Commission with a balance sheet and other financial information dated within at least three months of the filing date. See 52 Pa. Code Section 3.601(c)(9)(i).

VI.   REQUEST FOR CHAPTER 21 APPROVAL
      -------------------------------

         33. Because the transfer will result in a loan and note between Wellsboro and its parent corporation, C&T, the Applicant also requests that the Commission issue any necessary approvals under Chapter 21 of the Public Utility Code, 66 Pa. C.S. Sections 2101 et seq. The Applicant believes, however, that this transaction is authorized under a current Affiliated Interest Agreement between the members of the C&T corporate family, which states:

         A Member may, from time to time, loan funds to another Member(s) of the Group. Short-term loans will be evidenced by promissory notes bearing interest at applicable market rates. Long-term loans will be evidenced by promissory notes bearing interest at applicable market rates or the equivalent cost of financing by the lending Member and containing repayment terms consistent with reasonable market terms or those assumed by the lending Member.

A copy of this Affiliated Interest Agreement is attached as Exhibit B. The agreement was approved by the Commission on May 16, 2002, at Docket No. G-00020948.

         34. C&T is able to obtain very favorable interest rates from NCSC. C&T will charge Wellsboro an interest rate equal to the NCSC rate. As a result, this transaction is in accordance with the requirements set forth in Section 2102 and the approved Affiliated Interest Agreement. By registration of the Securities Certificate (as amended) at Docket No. S-00030942, the Commission confirmed that the transaction is appropriate and consistent with Section 2102 of the Public Utility Code and the previously-approved agreement.

         WHEREFORE,  Wellsboro Electric Company  respectfully  requests that the
Commission:

         (1) Grant this Application;

         (2) Issue an Order approving the transaction detailed herein;

         (3) Register pursuant to Chapter 19 of the Public Utility Code a Securities Certificate authorizing Wilderness to transfer to C&T the previously-registered notes and pledges in existence between Wilderness and Wellsboro at closing of the Acquisition; and

         (4) Take any other such actions as the Commission deems appropriate and necessary.


                                       Respectfully submitted,

                                       MCNEES WALLACE & NURICK LLC

                                       By: /s/ Pamela C. Polacek
                                          ---------------------------------
                                             David M. Kleppinger
                                             Pamela C. Polacek
                                             Karen S. Miller Orner
                                             100 Pine Street
                                             P.O. Box 1166
                                             Harrisburg, PA 17108-1166
                                             (717) 232-8000
                                             (717) 237-5300 (fax)

                                       Counsel to Wellsboro Electric Company

Dated:     May 28, 2003

                             EXHIBITS TO APPLICATION
                             -----------------------


Exhibit "A"          -          Affidavit of Craig Eccher, President and
                                CEO of Wellsboro Electric Company

Exhibit "B"          -          Current Affiliated Interest Agreement

Exhibit "C"          -          Pre-Transaction Corporate Structure

Exhibit "D"          -          Post-Transaction Corporate Structure

Exhibit "E"          -          Minutes of Tri -County, Claverack, C&T and
                                Wilderness Authorizing Reorganization

Exhibit "F"          -          Wellsboro Electric Company Financial Report
                                dated December 31, 2002 (prepared by Beard
                                Miller Company LLC)

                                                                       Exhibit A


                                    AFFIDAVIT
                                    ---------


STATE OF PENNSYLVANIA            )
                                 )       ss:
COUNTY OF TIOGA                  )


      CRAIG ECCHER, being duly sworn according to law, deposes and says that he is President and Chief Executive Officer of WELLSBORO ELECTRIC COMPANY, that in this capacity he is authorized to and does make this affidavit for Wellsboro Electric Company and that the facts set forth in the foregoing document are true and correct to the best of his knowledge, information and belief.



                                     /s/ Craig Eccher
                                     ----------------------------------
                                     Craig Eccher
                                     President and Chief Executive Officer



SWORN TO and subscribed
before me this 13th day
of May, 2003.
                         ______________________________________________
/s/ Rosemary Bryan
Notary Public                            Notarial Seal
                                 Rosemary Bryan, Notary Public
                                  Wellsboro Boro, Tioga County
                              My Commission Expires Feb. 23, 2004
                         ______________________________________________
                          Member, Pennsylvania Association of Notaries



(SEAL)

                                                                       Exhibit B


                          AFFILIATED INTEREST AGREEMENT
                          -----------------------------


      Agreement dated as of this 29th day of March, 2002, between Citizens' Electric Company of Lewisburg, Inc. ("Citizens"), Wellsboro Electric Company ("WECO"), Valley Energy, Inc. - Pennsylvania Division ("VE-PA"), Valley Energy, Inc. - New York Division ("VE-NY"), Susquehanna Energy, Inc. d/b/a Tioga Energy ("Tioga Energy"), Tioga Propane, LLC ("Tioga Propane"), C&T Enterprises, Inc. ("C&T"), Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), Claverack Rural Electric Cooperative, Inc. ("Claverack"), and Wilderness Area Utilities ("Wilderness"), all Pennsylvania corporations collectively referred to herein as the "Group" or individually as "Member".

      Citizens' is a regulated public utility rendering electric utility service to parts of Union and Northumberland Counties in Central Pennsylvania. WECO is a regulated public utility rendering electric utility service in the Borough of Wellsboro, Pennsylvania, and surrounding communities. VE-PA and VE-NY are regulated public utilities rendering natural gas distribution and supply services in and around Sayre, Pennsylvania and Waverly, NY, respectively. The other Members noted above do not provide public utility services that are subject to the jurisdiction of a state regulatory agency.

      Citizens', VE-PA and VE-NY are wholly-owned subsidiaries of C&T, a public utility holding company. C&T is a jointly-owned subsidiary of Tri-County and Claverack, which are both member-owned electric cooperatives incorporated under the laws of Pennsylvania. WECO is a wholly-owned subsidiary of Wilderness. Wilderness is a wholly-owned subsidiary of Tri-County. Tioga Energy is a wholly-owned subsidiary of Claverack. Tioga Propane is jointly-owned by WECO and Tioga Energy.

      From time to time, Citizens , WECO, VE-PA, VE-NY, Tioga Energy, Tioga Propane, C&T, Claverack, Wilderness and Tri-County may render services, assistance, and advice to each other, and have agreed hereto concerning the type and extent of the assistance and service required and the amounts to be paid therefor. From time to time, Citizens , WECO, VE-PA, VE-NY, Tioga Energy, Tioga Propane, C&T, Claverack, Wilderness and Tri-County also may provide equipment for use by other Members of the Group and have agreed and the payment thereof.

      Now, therefore, in consideration of the mutual covenants herein, the parties hereto agree as follows:

                                   ARTICLE I
                                   ---------


      Members of the Group may furnish personnel, equipment, and other resources on a regular or irregular basis to other Members of the Group. These services include, but are not limited to, the following:

      A. Administrative. General management functions; advice and guidance, including but not limited to, the need for additions or improvements to property, plant, and equipment.

      B. Accounting and Taxes. Assistance in maintenance of the general books of account, payroll accounting, preparation and filing of consolidated federal income tax returns and state tax returns for the Group, and advice as to tax developments affecting the Group.

      C.    Data Processing. Accounting and billing processing.

      D. Equipment. Equipment used in providing electric distribution service, including but not limited to, vehicles.

      E. Insurance. Placement of necessary insurance and maintenance of appropriate records and related risk management services.

      F. Personnel. Assistance and advice in the procurement and employment of qualified personnel, salary administration, and administration of employee benefit plans.

      G. Treasury. Assistance in cash management, negotiations of bank lines of credit, and establishment of temporary investment programs; development and implementation of financing programs, and responses to inquiries made by security holders.


                                   ARTICLE II
                                   ----------

                               Payment of Charges
                               ------------------

      A. Services. A Member of the Group receiving services hereunder shall pay to the Member providing said services the actual cost thereof, including fringe benefits and overheads. Payment for services rendered by personnel for another Member or in common with another Member shall be based on actual time spent by such personnel as reflected in their daily time sheets or other reasonable means of determination. Costs incurred in connection with services rendered which can be readily identified and related exclusively to a Member shall be charged directly to that Member. Costs incurred in rendering services in common which cannot be identified to a specific Member shall be allocated among the appropriate Members using allocation methods generally accepted for ratemaking and financial reporting purposes.

      B. Space Rental. Rent for office space shall be at cost allocated on a basis of area provided.

      C. Equipment. A Member of the Group using equipment hereunder shall pay to the Member providing the equipment all readily identifiable costs related to use of that equipment. Costs related to jointly-used equipment shall be allocated to Members based on the relative proportionate use of the equipment and/or other allocation methods generally accepted for ratemaking and financial reporting purposes.


                                   ARTICLE III
                                   -----------

                                Billing Practices
                                -----------------

      As soon as practical after the 15th of each month, or such other period as may be agreed upon by the respective Members of the Group, a billing shall be rendered for all amounts due for services and expenses for such period, computed pursuant to this Agreement. These bills shall be in sufficient detail to show separately the charge for each class of service rendered. Each Member shall keep its books and records available at all times for inspection by regulatory bodies having jurisdiction over them and shall furnish, upon request, any and all information required with respect to services rendered, the costs thereof and the allocation of such costs among the parties to this Agreement.

                                   ARTICLE IV
                                   ----------

                                    Financing
                                    ---------

      A Member may, from time to time, loan funds to another Member(s) of the Group. Short-term loans will be evidenced by promissory notes bearing interest at applicable market rates. Long-term loans will be evidenced by promissory notes bearing interest at applicable market rates or the equivalent cost of financing by the lending Member and containing repayment terms consistent with reasonable market terms or those assumed by the lending Member.


                                   ARTICLE V
                                   ---------

                              Controlling Agreement
                              ---------------------

      Until this Agreement takes effect, Citizens', C&T, Claverack, Tri-County, Wilderness and WECO will continue to operate pursuant to the Affiliated Interest Agreement dated December 22, 1999, that was approved at Pennsylvania Public Utility Commission Docket Nos. G-00000738 and G-00000791. This Agreement shall be in full force and effect as of the later of the date this Agreement is approved by the Pennsylvania Public Utility Commission or the transaction closing date upon which C&T acquires VE-PA and VE-NY, and shall continue in effect through December 31, 2002 (the "initial term"). Thereafter, the Agreement shall automatically renew for successive one-year terms unless terminated by any party hereto by giving the others sixty days written notice of termination prior to the end of the initial or renewal terms; provided, however, this Agreement shall terminate immediately with regard to any party as of the date such Member ceases to be an affiliated Member of the Group (except to the extent that compensation is still to be paid for services rendered by, or to, any Member prior to the date of such cessation of affiliation). The terms of this Agreement shall be automatically extended to the successors and assignees of the parties. To the extent C&T does not acquire VE-PA and VE-NY, for whatever reason, this Agreement shall be null and void.

      This Agreement may be executed in multiple counterparts.

      IN WITNESS WHEREOF, the parties have hereunto executed this Agreement as of the day and year first above written.


                              C&T ENTERPRISES, INC.


Date  3/28/02                 By /s/ Robert O. Toombs
      -------                   -----------------------------
                              Name  Robert O. Toombs
                                    -------------------------
                              Title President & CEO
                                    -------------------------


                              CITIZENS' ELECTRIC COMPANY OF
                              LEWISBURG, INC.


Date  3/28/02                 By /s/ Thomas Elliott
      -------                   -----------------------------
                              Name  Thomas Elliott
                                    -------------------------
                              Title Chairman
                                    -------------------------


                              CLAVERACK RURAL ELECTRIC COOPERATIVE


Date  3/28/02                 By /s/ Robert O. Toombs
      -------                   -----------------------------
                              Name  Robert O. Toombs
                                    -------------------------
                              Title President & CEO
                                    -------------------------


                              TRI-COUNTY RURAL ELECTRIC COOPERATIVE,
                              INC.

Date  3/28/02                 By /s/ Robert O. Toombs
      -------                   -----------------------------
                              Name  Robert O. Toombs
                                    -------------------------
                              Title President & CEO
                                    -------------------------

                              WELLSBORO ELECTRIC COMPANY


Date  3/29/02                 By /s/ Craig Eccher
      -------                   -----------------------------
                              Name  Craig Eccher
                                    -------------------------
                              Title President & CEO
                                    -------------------------


                              WILDERNESS AREA UTILITIES


Date  3/28/02                 By /s/ Robert O. Toombs
      -------                   -----------------------------
                              Name  Robert O. Toombs
                                    -------------------------
                              Title President & CEO
                                    -------------------------


                              SUSQUEHANNA ENERGY, INC. d/b/a
                              Tioga Energy


Date  3/28/02                 By /s/ Donna Iannone
      -------                   -----------------------------
                              Name  Donna Iannone
                                    -------------------------
                              Title President & CEO
                                    -------------------------


                              TIOGA PROPANE LLC


Date  3/28/02                 By /s/ Donna Iannone
      -------                   -----------------------------
                              Name  Donna Iannone
                                    -------------------------
                              Title President & CEO
                                    -------------------------


                              VALLEY ENERGY INC., New York Division


Date  3/28/02                 By /s/ Robert J. Crocker
      -------                   -----------------------------
                              Name  Robert J. Crocker
                                    -------------------------
                              Title President & CEO
                                    -------------------------


                              VALLEY ENERGY INC., Pennsylvania Division

Date  3/28/02                 By /s/ Robert J. Crocker
      -------                   -----------------------------
                              Name  Robert J. Crocker
                                    -------------------------
                              Title President & CEO
                                    -------------------------



                                                                                                                           Exhibit C

                                                   PRE-TRANSACTION CORPORATE CHART




   ________________________________________                                         _________________________________________

     Claverack Rural Electric Cooperative                                             Tri-county Rural Electric Cooperative
   ________________________________________                                         _________________________________________
         |                         |                                                           |              |
         |                         |                                                           |              |
         |  100%                   |  50%                                               50%    |              |  100%
         |                         |___________________________________________________________|              |
         |                                                         |                                          |
         |                                                         |                                          |
    _____|________________________________      ___________________|____                         _____________|____________________

     Susquehanna Energy Plus, Inc. d/b/a          C&T Enterprises, Inc.                            Wilderness Area Utilities, Inc.
               Tioga Energy
    ______________________________________      ________________________                         __________________________________
         |                                           |             |                                          |
         |                                           | 100%        |  100%                                    |  100%
         |                                           |             |                                          |
         |  50%                   ___________________|___       ___|__________________________    ____________|__________________
         |
         |                          Valley Energy Inc.            Citizens' Electric Company        Wellsboro Electric Company
         |                          (Pennsylvania and                   of Lewisburg
         |                          New York Divisions)
         |                        _______________________       ______________________________    ______________________________
         |                                                                                                    |
         |                                                                                                    |  50%
         |____________________________________________________________________________________________________|
                                          |
                                  ________|____________

                                    Tioga Propane LLC
                                  _____________________



                                                                                                                           Exhibit D

                                                  POST-TRANSACTION CORPORATE CHART




   ________________________________________                                         _________________________________________

     Claverack Rural Electric Cooperative                                             Tri-county Rural Electric Cooperative
   ________________________________________                                         _________________________________________
                            |                                                                     |
                            |                                                                     |
                            |  50%                                                         50%    |
                            |_____________________________________________________________________|
                                                                 |
                                                                 |
                                                    _____________|__________

                                                      C&T Enterprises, Inc.
                                                    ________________________
                                                           |
                                                           |
         __________________________________________________|________________________________________________________
         |                        |                                   |                          |                 |
         |                        |                                   |                          |                 |
_________|____________    ________|______________       ______________|_______________    _______|________    _____|_____________
  Susquehanna               Valley Energy Inc.            Citizens' Electric Company        Wellsboro           Wilderness Area
  Energy Plus, Inc.         (Pennsylvania and                 of Lewisburg, Inc.            Electric Co.        Utilities, Inc.
  d/b/a Tioga Energy        New York Divisions)                                                                 (Inactive)
______________________    _______________________       ______________________________    ________________    ___________________
         |                                                                                       |
    50%  |                                                                                       |  50%
         |_______________________________________________________________________________________|
                                          |
                                  ________|_____________

                                    Tioga Propane, LLC
                                  ______________________

                                                                       Exhibit E
                                                                          Page 1

[COPY]

                    REGULAR MEETING OF THE BOARD OF DIRECTORS
                                       OF
                   CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.

The regular meeting of the board of directors of Claverack Rural Electric Cooperative, Inc., was held on December 16, 2002. The meeting was called to order by Chairman Thomas J. Elliott at 10:00 a.m. in the board of directors room, Wysox, Pennsylvania. Bobbi Kilmer acted as recording secretary for the meeting.

Present:
Thomas J. Elliott -Chairman                Robert O. Toombs, President & CEO
Donald Kannenberg -V. Chairman             Bobbi Jo Kilmer, Executive Assistant
Robert Hess - Secretary/Treasurer          Shelley Young, Director Financial Services
Steven Sliwinski, V. Secretary/Treasurer
J.W. Bride
John C. McNamara
Albert J. Wyda
James Zick


Additions to the Agenda:
------------------------

1. Ownership transfer agreement.
2. C&T Enterprises equity management update.
3. Staff presentation on December storm outages.
4. Letter of Credit.
5. Director health insurance information.
6. Replacement of Director Griffith.

A motion was made by Directors Hess/McNamara to approve the agenda as amended; motion carried

Approval of Minutes
-------------------

A motion was made by Directors Bride/Hess approving the November 25, 2002 board minutes as mailed; motion carried.

Delinquent Accounts
-------------------

A motion was made by Directors Bride/Kannenberg to accept year-old writeoffs in the amount of $5450.56; motion carried.


--------------------------------------------------------------------------------
Claverack REC                 December 16, 2002                     Page 1

                                                                       Exhibit E
                                                                       Page 2


Financial Review
----------------

The November financial report was unavailable due to the early date of the December board meeting.

Review Loan Portfolio
---------------------

Ms. Young provided a review of Claverack's current loan portfolio with CFC. A motion was made by Directors Kannenberg/Bride to give management the authority to re-price Loan 9019-1 to the 24 month variable rate provided the new rate is beneficial; motion carried. The board requested a quarterly report on the loan portfolio.

Proposed 2003 Calendar
----------------------

A motion was made by Directors Sliwinski/Hess to approve the 2003 calendar as presented; motion carried.

Meeting Reports:
----------------

     X Director McNamara reported on the recent Competitive Issues Summit. X Director Elliot reported on the recent MAC meeting.

Presidents Report
-----------------

CEO Toombs reported on his activities for the month to include completion of staff evaluations.

Outage Review (Addition to the Agenda)
--------------------------------------

Mr. Ralph Park, Senior Director of Engineering and Mr. Mike VanBergen, Senior Director of Operations joined the meeting and reported on system outages during the recent ice storm.


The board recessed at 11:45 a.m.
The board reconvened at 12:10 p.m.



Agreement with Tri-County (Addition to Agenda):
-----------------------------------------------


--------------------------------------------------------------------------------
Claverack REC                 December 16, 2002                     Page 2

                                                                       Exhibit E
                                                                       Page 3


CEO Toombs presented a proposed agreement between Claverack Rural Electric and Tri-County Rural Electric for the transfer of ownership of Susquehanna Energy Plus, Inc. and Wellsboro Electric Company, Inc. A motion was made by Directors McNamara/Hess to approve the agreement as presented, a copy of which is attached and can be found in the corporate record book; motion carried.

Equity Management Presentation (Addition to Agenda):
----------------------------------------------------

CEO Toombs reviewed the Five Year Work Plan recently approved by the C&T Enterprises, Inc. Board of Directors.

Replacement of Director Griffith (Addition to Agenda):
------------------------------------------------------

Chairman Elliott appointed Directors McNamara, Bride and Kannenberg to serve on a committee who will coordinate the activities involved in replacing Director Griffith. Notices will be published in local newspapers seeking letters of intent from individuals interested in serving as director for area 6. The committee will review the responses and will interview potential candidates prior to bringing recommended candidates to the board for its consideration.

WECo Letter of Credit (Addition to Agenda):
-------------------------------------------

Ms. Kilmer presented a resolution approving the letter of credit for the benefit of Wellsboro Electric in favor of Dominion Energy Marketing Inc. A motion was made by Directors McNamara/Kannenberg approving the resolution as presented a copy of which is attached and can be found in the corporate record book; motion carried.

Health Insurance (Addition to Agenda):
--------------------------------------

Director health insurance was discussed.

An executive session convened at 12:50
The board meeting reconvened at 12:53

There being no further business to come before the board, the meeting was adjourned at 12:54 pm.


Signed:   /s/ Robert G. Hess                       Date:        2/27/03
       ------------------------------                   ------------------------
            Secretary


--------------------------------------------------------------------------------
Claverack REC                 December 16, 2002                     Page 3

                                                                       Exhibit E
                                                                       Page 4


            [COPY]                                  [COPY]


Board of Directors
December 17, 2002
Mansfield Office


                                     MINUTES
                                     -------


The regular meeting of the Board of Directors of Tri-County Rural Electric Cooperative was held at the principle office of the Cooperative in Mansfield, Pennsylvania on December 17, 2002. The meeting was called to order at 10:10 a.m. by Chairman Ferd Irish. Director Snyder opened the meeting with a word of prayer. Bobbi Kilmer acted as recording secretary for the meeting.



Present:
--------

Ferd Irish, Chairman                       Robert O. Toombs, President & CEO
Ralph Snyder, Vice Chairman                Bert Cunningham, V.P. of Human Resources
Alston Teeter, Secretary/Treasurer         Bobbi Kilmer, Executive Assistant
Donald Blackwell, Director                 Barbara Johnson, Director of Finance
Alfred Calkins, Director                   Robert Chappell, Attorney
James Davis, Director
Jay Haldeman, Director
Gerald Kite, Director
Barbara Seeley, Director


Additions to the Agenda
-----------------------

1. Ownership Transfer Agreement.
2. C&T Enterprises, Inc. equity management update.
3. Carpenter Shop update.

A motion was made by Directors Teeter/Snyder to approve the agenda as amended; motion carried.

Approve Board Meeting Minutes
-----------------------------

The board meeting minutes for November were reviewed. A motion was made by Directors Haldeman/Seeley to approve the minutes as mailed; motion carried.


Tri-County REC                December 17, 2002                    Page 1
--------------------------------------------------------------------------------

                                                                       Exhibit E
                                                                       Page 5


Approve Charge-Off Lists
------------------------

The Charge-Off list for November was reviewed. A motion was made by Directors Teeter/Snyder to approve the Charge-Off List for November; motion carried.

Approve New and Canceled Memberships
------------------------------------

The New & Canceled Membership Lists for November were reviewed. A motion was made by Directors Kite/Seeley to approve the New and Canceled Memberships for November; motion carried.

Financial Reports
-----------------

Ms. Johnson presented a review of the current loan portfolio with CFC.

2003 Schedule of Fees
---------------------

Alex Hartley, Director of Member Services joined the meeting and reviewed the proposed 2003 Schedule of Fees. A motion was made by Directors Calkins/Teeter to approve the schedule of fees as presented, a copy of which is attached and can be found in the corporate record book; motion carried.

2003 Calendar
-------------

CEO Toombs reviewed the proposed 2003 Board Calendar. A motion was made by Directors Kite/Teeter to approve the calendar as amended, a copy of which is attached and can be found in the corporate record book; motion carried.

Ownership Transfer Agreement (Addition to Agenda):
--------------------------------------------------

CEO Toombs and Attorney Chappell presented a proposed agreement between Tri-County Rural Electric and Claverack Rural Electric for the transfer of ownership of Susquehanna Energy Plus Inc., and Wellsboro Electric Company, Inc. to C&T Enterprises, Inc. A motion was made by Directors Teeter/Calkins to approve the agreement as presented with the deletion of paragraph 4, a copy of which is attached and can be found in the corporate record book; motion carried.


Tri-County REC                December 17, 2002                    Page 2
--------------------------------------------------------------------------------

                                                                       Exhibit E
                                                                       Page 6


C&T Equity Management Update (Addition to Agenda):
--------------------------------------------------

CEO Toombs reported on the five year financial plan recently approved by C&T Enterprises, Inc.

Carpenter Shop Update
---------------------

Attorney Chappell reviewed the Carpenter Shop account. A motion was made by Directors Teeter/Davis to authorize Attorney Chappell to negotiate with the Carpenter Shop with the stipulation that Tri-County will not subordinate their lien without receiving at least a $25,000 cash payment.

Wood Lawsuit
------------

Attorney Chappell provided an update on the ongoing lawsuit against Tri-County by Henry Wood.

There being no further business to come before the board, the meeting was adjourned at 12:05 p.m.



RESPECTFULLY SUBMITTED:



   /s/ Alston A. Teeter                   1/28/03
--------------------------             -------------
        Secretary                           Date


Tri-County REC                December 17, 2002                    Page 3
--------------------------------------------------------------------------------

                                                                       Exhibit E
                                                                       Page 7


                                 Minutes of the
                        Regular Meeting of the Directors
                              C&T Enterprises, Inc.

A regular meeting of C&T Enterprises, Inc., was held at the office of Tri-County Electric Cooperative, Mansfield, Pennsylvania, on the 8th day of November, 2002. The meeting was called to order at 10:10 a.m. by Chairman John McNamara. Bobbi Kilmer, Corporate Secretary, acted as recording secretary for the meeting.


The following directors were present:

John C. McNamara, Chairman     Robert O. Toombs, President & CEO
Thomas Elliott, Secretary      Robert Crocker, Senior Vice President
Donald Blackwell               Craig Eccher, Senior Vice President
Alfred G. Calkins              Donna Iannone, Senior Vice President
Robert Hess                    Bonnie Shadle, Senior V.P. & Controller
Barbara Seeley                 Eric Winslow, Senior Vice President
James W. Zick                  Bert Cunningham, V.P., Human Resources
                               Bobbi Kilmer, Corp. Secy. & Executive Asst.
                               Robert Chappell, Attorney


Additions to the Agenda:
------------------------

A motion was made by Directors Calkins/Zick accepting the agenda as mailed; motion carried.

Approval of Minutes
-------------------

A motion was made by Directors Blackwell/Seeley approving the minutes of the August 9, 2002 board meeting as mailed; motion carried. A motion was made by Directors Hess/Calkins approving the October 3, 2002 special board meeting minutes as mailed; motion carried.

Financial Report -Treasurer's Report
------------------------------------

Treasurer B. Shadle presented the treasurer's report. A motion was made by Directors Elliott/Zick accepting the treasurer's report as presented, a copy of which is attached and can be found in the corporate record book; motion carried. Ms. Shadle then reviewed C&T's statement of income, the consolidated statement of income and the consolidated balance sheet


--------------------------------------------------------------------------------
C&T Enterprises, Inc.         November 8, 2002                    Page 1

                                                                       Exhibit E
                                                                       Page 8


2003 Budget
-----------

Director Calkins reported that the Budget & Finance Committee met prior to the board meeting. Ms. Shadle reviewed the proposed 2003 budget to include the statement of income, cash flow and department summaries. A motion was made by Committee Chairman Calkins to approve the budget as presented, a copy of which is attached and can be found in the corporate record book; motion carried.

Line of Credit Loan Requests
----------------------------

Ms. Shadle presented a request for approval of up to a $1,000,000 draw from the line of credit to be used for Valley Energy. A motion was made by Directors Elliott/Zick to approve the request as presented; motion carried.

Labor Market Survey
-------------------

Ms. Cunningham presented results from a recent survey of local businesses. A motion was made by Directors Calkins/Elliott to approve a 2% cost of living increase for C&T Enterprises employees effective January 1, 2005; motion carried.

New Policies
------------

Ms. Cunningham reviewed proposed Policy Bulletin 2-20 "Workplace Violence Policy" and proposed Policy Bulletin 2-21 "Family Medical Leave Act". A motion was made by Directors Blackwell/Hess to table approval until after the Bylaw & Policy Committee has met to review the proposed policies; motion carried.

Proposed 2003 Calendar:
-----------------------

The proposed board meeting schedule for 2003 was reviewed. Management suggested that the March meeting be held on March 28, 2003 to allow for completion of the annual audit. A motion was made by Directors Zick/Seeley to approve the 2003 calendar as amended; motion carried.

Call Center Update
------------------

Call Center manager, Carol Geiser joined the meeting and presented an update on Call Center operations.


--------------------------------------------------------------------------------
C&T Enterprises, Inc.         November 8, 2002                    Page 2

                                                                       Exhibit E
                                                                       Page 9


CEO Management Contract
-----------------------

An Executive Session convened at 11:40 a.m.
The board meeting reconvened at 11:55 a.m.

A motion was made by Directors Blackwell/Hess approving the Management Services Contract between CEO Toombs and C&T Enterprises, Inc. as presented; motion carried.

A motion was made by Directors Hess/Zick to award CEO Toombs a signing bonus of $15,000; motion carried.

A motion was made by Directors Elliott/Calkins to support CEO Toombs' recommendation to create the position of Senior Vice President and Controller and appointing Bonnie Shadle to fill said position; motion carried.

A motion was made by Directors Elliott/Calkins authorizing CEO Toombs to award up to a total of $30,000 in performance bonuses to those staff members involved in the Valley Energy acquisition; motion carried.

Valley Energy Update:
---------------------

CEO Toombs updated the board on the status of the Valley Energy project. He advised that the closing was held on November 7, 2002.

Susquehanna Energy/Wellsboro Electric Company Ownership Transfer:
-----------------------------------------------------------------

A motion was made by Directors Calkins/Zick approving the plan to transfer ownership of Susquehanna Energy Plus Inc. and Wellsboro Electric Company to C&T Enterprises, Inc., and authorizing management to take whatever steps are necessary to implement this p/an; motion carried.

Vehicle Leasing Report:
-----------------------

Ms. Shadle presented information regarding C&T's equipment/vehicle leasing program.

There being no further business to come before the board, the meeting adjourned at 12:15 p.m.



Date:  3-28-03                   /s/ Thomas J. Elliott
       -------                   ---------------------------------------
                                           Thomas J. Elliott, Secretary
(Seal)


--------------------------------------------------------------------------------
C&T Enterprises, Inc.         November 8, 2002                    Page 3

                                                                       Exhibit E
                                                                       Page 10

                                           [COPY]


WILDERNESS AREA UTILITIES
BOARD OF DIRECTORS
OCTOBER 10, 2002


                                     MINUTES
                                     -------

The Board of Directors of Wilderness Area Utilities, Inc., met on Thursday, October 10, 2002 at the Tri-County office in Mansfield, Pennsylvania. The meeting was called to order at 10:41 a.m. Bert Cunningham acted as recording secretary for the meeting.


Present:
--------


      Ferd Irish                 Robert Toombs
      Alston Teeter              Bert Cunningham
      Alfred Calkins             Barbara Johnson
      Donald Blackwell           Robert Chappell
      James Davis


Additions to Agenda:
--------------------

There being no additions to the agenda, a motion was made by Directors Blackwell/Calkins to approve the agenda; motion carried.

Approve Minutes:
----------------

The February 26, 2002 minutes were reviewed. There being no corrections or additions to the minutes, a motion was made by Directors Teeter/Davis to approve the February 26, 2002 minutes as mailed; motion carried.

Reorganization:
---------------

Attorney Chappell conducted the board reorganization.

Director Calkins nominated Ferd Irish as Chairman of the board. Director Teeter made a motion to close the nominations and direct the recording secretary to cast a unanimous ballot for Ferd Irish; motion carried.

Director Blackwell nominated James Davis as Vice Chairman of the board. Director Calkins made a motion to close the nominations and direct the recording secretary to cast a unanimous ballot for James Davis; motion carried.

                                                                       Exhibit E
                                                                       Page 11


Director Calkins nominated Alston Teeter as Secretary of the board. Directors Calkins/Davis made a motion to close the nominations and direct the recording secretary to cast a unanimous ballot for Alston Teeter; motion carried.

               o     Chairman -Ferd Irish
               o     Vice Chairman -James Davis
               o     Secretary -Alston Teeter

Financial Report:
-----------------

Barbara Johnson, Director of Finance, gave the financial report for Wilderness. Ms. Johnson reviewed the profit and loss statement for the third quarter as well as a balance sheet including assets and liabilities.

Enervision Study & Resolution to Transfer Assets of WECO under C&T
------------------------------------------------------------------

CEO Bob Toombs reviewed the Enervision Study that was conducted to consider moving the ownership of Wellsboro Electric Company under C&T. Mr. Toombs stated that this will probably take about one year to complete. Mr. Toombs reminded the board that the Tri-County Board took action at their regular monthly board meeting to do so.

After a brief discussion, a motion was made by Directors Blackwell/Davis to adopt a resolution to authorize management to move forward with the plan to transfer all of the assets of Wellsboro Electric Company under C&T; motion carried.

There being no further business to come before the board, the meeting was adjourned at 11:50 a.m.

RESPECTFULLY SUBMITTED:



-------------------------------        ----------------
        Secretary                           Date

                                                                       Exhibit E
                                                                       Page 12


WILDERNESS AREA UTILITIES
BOARD OF DIRECTORS
OCTOBER 10, 2002


                                     MINUTES
                                     -------

The Board of Directors of Wilderness Area Utilities, Inc., met on Thursday, October 10, 2002 at the Tri-County office in Mansfield, Pennsylvania. The meeting was called to order at 10:41 a.m. Bert Cunningham acted at recording secretary for the meeting.


Present:
--------

      Ferd Irish                 Robert Toombs
      Alston Teeter              Bert Cunningham
      Alfred Calkins             Barbara Johnson
      Donald Blackwell           Robert Chappell
      James Davis

Additions to Agenda:
--------------------

There being no additions to the agenda, a motion was made by Directors Blackwell/Calkins to approve the agenda; motion carried.

Approve Minutes:
----------------

The February 26, 2002 minutes were reviewed. There being no corrections or additions to the minutes, a motion was made by Directors Teeter/Davis to approve the February 26, 2002 minutes as mailed; motion carried.

Reorganization:
---------------

Attorney Chappell conducted the board reorganization.

Director Calkins nominated Fend Irish as Chairman of the board. Director Teeter made a motion to close the nominations and direct the recording secretary to cast a unanimous ballot for Ferd Irish; motion carried.

Director Blackwell nominated James Davis as Vice Chairman of the board. Director Calkins made a motion to close the nominations and direct the recording secretary to cast a unanimous ballot for James Davis; motion carried.

                                                                       Exhibit E
                                                                       Page 13


Director Calkins nominated Alston Teeter as Secretary of the board. Directors Calkins/Davis made a motion to close the nominations and direct the recording secretary to cast a unanimous ballot for Alston Teeter; motion carried.

               o     Chairman - Ferd Irish
               o     Vice Chairman - James Davis
               o     Secretary - Alston Teeter

Financial Report:
-----------------

Barbara Johnson, Director of Finance, gave the financial report for Wilderness. Ms. Johnson reviewed the profit and loss statement for the third quarter as well as a balance sheet including assets and liabilities.

Enervision Study & Resolution to Transfer Assets of WECO under C&T
------------------------------------------------------------------

CEO Bob Toombs reviewed the Enervision Study that was conducted to consider moving the ownership of Wellsboro Electric Company under C&T. Mr. Toombs stated that this will probably take about one year to complete. Mr. Toombs reminded the board that the Tri-County Board took action at their regular monthly board meeting to do so.

After a brief discussion, a motion was made by Directors Blackwell/Davis to adopt a resolution to authorize management to move forward with the plan to transfer all of the assets of Wellsboro Electric Company under C&T; motion carried.

There being no further business to come before the board, the meeting was adjourned at 11:50 a.m.

RESPECTFULLY SUBMITTED:



   /s/ Alston A. Teeter                   12/12/02
--------------------------             --------------
        Secretary                           Date

                                                                       Exhibit F
                                                                      Cover Page

[LOGO]
Beard Miller Company LLP
Certified Public Accountants and Consultants



                           WELLSBORO ELECTRIC COMPANY

                                FINANCIAL REPORT

                                DECEMBER 31, 2002

                                                                       Exhibit F
                                                               Table of Contents

WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
STATEMENTS OF INCOME

                                                                        PAGE NO.

FINANCIAL STATEMENTS:

    Independent Auditor's Report on the Financial Statements                1

    Balance Sheets                                                          2

    Statements of Income                                                    3

    Statements of Stockholder's Equity                                      4

    Statements of Cash Flows                                                5

    Notes to Financial Statements                                           7



SUPPLEMENTARY INFORMATION:

   Independent Auditor's Report on Supplementary Information               18

   Utility Plant and Accumulated Depreciation                              19

   Prepaid and Accrued Taxes                                               20

   Operating Revenues and Taxes, Other than Income                         21

   Operation and Maintenance Expenses                                      22

                                                                       Exhibit F
                                                                          Page 1

[LOGO]
Beard Miller Company LLP
Certified Public Accountants and Consultants



                          INDEPENDENT AUDITOR'S REPORT
                           ON THE FINANCIAL STATEMENTS

To the Board of Directors
Wellsboro Electric Company
Wellsboro, Pennsylvania

         We have audited the accompanying balance sheets of Wellsboro Electric Company as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellsboro Electric Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ Beard Miller Company, LLC

Reading, Pennsylvania
February 13, 2003



                                                                                                           Exhibit F
                                                                                                             Page 2a

WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------------------------------------------
BALANCE SHEETS


                                                       ASSETS


                                                                                           December 31,
                                                                                ------------------------------------

                                                                                     2002                 2001
                                                                                ---------------      ---------------

UTILITY PLANT

   Electric plant in service                                                       $9,238,486           $8,931,026
   Accumulated depreciation                                                        (3,140,866)          (2,799,576)
                                                                                ---------------      ---------------

                                                                                    6,097,620            6,131,450


   Construction work in progress, at cost                                              87,143               33,021
                                                                                ---------------      ---------------

         Total Utility Plant, Net                                                   6,184,763            6,164,471
                                                                                ---------------      ---------------

OTHER PROPERTY AND OTHER ASSETS

   Non-utility property                                                               378,112              386,338
   Investment in equity investee                                                            0               12,468
   Deferred costs, postretirement benefits other than pension                          48,008               52,009
   Other                                                                               11,284                8,929
                                                                                ---------------      ---------------

         Total Other Property and Other Assets                                        437,404              459,744
                                                                                ---------------      ---------------

CURRENT ASSETS

   Cash                                                                                50,607               18,055
   Accounts receivable:
          Customer, less allowance for uncollectible accounts of                      615,139              534,914
             $26,000 in 2002 and 2001
         Unbilled revenues                                                            303,116              205,484
         Rentals                                                                       64,682               64,406
         Other                                                                          8,050                8,307
   Deposit                                                                            180,000                    0
   Advances to affiliates                                                              49,000               49,000
   Materials and supplies                                                             229,686              208,809
   Prepayments                                                                          4,268               15,093
   Prepaid taxes                                                                            0               17,055
   Deferred income taxes                                                               10,672               12,591
                                                                                ---------------      ---------------

         Total Current Assets                                                       1,515,220            1,133,714
                                                                                ---------------      ---------------

         Total Assets                                                              $8,137,387           $7,757,929
                                                                                ===============      ===============



See notes to financial statements.
--------------------------------------------------------------------------------------------------------------------



                                                                                                           Exhibit F
                                                                                                             Page 2b

--------------------------------------------------------------------------------------------------------------------


                                         LIABILITIES AND STOCKHOLDER'S EQUITY


                                                                                           December 31,
                                                                                 -----------------------------------
                                                                                     2002                 2001
                                                                                 --------------       --------------

STOCKHOLDER'S EQUITY

   Preferred stock, 4% cumulative, $100 par value; authorized 2,000
     shares; issued and outstanding 1,708 shares                                   $  170,800           $  170,800
   Common stock, $100 par value; authorized 2,000 shares; issued
     1,123 shares; outstanding 1,055.5 shares                                         112,300              112,300
   Retained earnings                                                                1,313,406            1,247,472
                                                                                 --------------       --------------

                                                                                    1,596,506            1,530,572

   Treasury stock (67.5 shares), at cost                                             (159,250)            (159,250)
                                                                                 --------------       --------------

         Total Stockholder's Equity                                                 1,437,256            1,371,322
                                                                                 --------------       --------------

LONG-TERM DEBT, PARENT                                                              4,635,191            3,639,606
                                                                                 --------------       --------------

CURRENT LIABILITIES

   Line of credit with parent                                                         180,000              500,000
   Current maturities of long-term debt, parent                                       322,602              405,301
   Accounts payable:
         Trade                                                                         84,483              352,253
         Related party                                                                165,144              189,910
   Due for purchased electricity                                                      403,973              534,841
   Accrued expenses                                                                    66,270               82,762
   Customer deposits                                                                    6,675                5,200
   Accrued taxes                                                                       48,568                    0
                                                                                 --------------       --------------
         Total Current Liabilities                                                  1,277,715            2,070,267
                                                                                 --------------       --------------

DEFERRED CREDITS AND OTHER LIABILITIES

         Deferred investment tax credits                                                6,849                8,806
         Deferred income taxes                                                        608,943              582,710
         Construction-in-aid deposits                                                 102,330               26,703
         Accrued postretirement cost                                                   69,103               58,515
                                                                                 --------------       --------------

         Total Deferred Credits and Other Liabilities                                 787,225              676,734
                                                                                 --------------       --------------

         Total Liabilities and Stockholder's Equity                                $8,137,387           $7,757,929
                                                                                 ==============       ==============



--------------------------------------------------------------------------------------------------------------------
                                                        2               Beard Miller Company LLP
                                                                        Certified Public Accountants and Consultants

                                                                                          Exhibit F
                                                                                             Page 3

WELLSBORO ELECTRIC COMPANY
---------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME


                                                                    Years Ended December 31,
                                                                -----------------------------------
                                                                    2002                 2001
                                                                --------------       --------------

OPERATING REVENUES                                                $7,271,748           $6,361,677

POWER PURCHASED                                                   (4,445,413)          (3,950,779)
                                                                --------------       --------------

         Operating Revenues in Excess of Power Purchased           2,826,335            2,410,898
                                                                --------------       --------------

OTHER OPERATING EXPENSES

   Operation and maintenance                                       1,515,254            1,816,899
   Depreciation                                                      448,558              258,117
   Taxes other than income taxes                                     467,549              351,059
                                                                --------------       --------------

         Total Other Operating Expenses                            2,431,361            2,426,075
                                                                --------------       --------------

         Income (Loss) from Operations                               394,974              (15,177)
                                                                --------------       --------------

OTHER INCOME

   Miscellaneous                                                      56,573               43,368
   Interest                                                            3,171               12,640
                                                                --------------       --------------

         Total Other Income                                           59,744               56,008
                                                                --------------       --------------

OTHER EXPENSES

   Interest expense                                                  277,402              352,651
   Loss on equity investee                                            56,853               71,420
   Other expense                                                      10,553               10,229
                                                                --------------       --------------

         Total Other Expenses                                        344,808              434,300
                                                                --------------       --------------

         Income (Loss) before Income Taxes                           109,910             (393,469)
                                                                --------------       --------------

   INCOME TAXES

   Federal                                                            24,710              (99,969)
   State                                                              12,434              (45,668)
                                                                --------------       --------------

         Total Income Taxes                                           37,144             (145,637)
                                                                --------------       --------------

         Net Income (Loss)                                        $   72,766            ($247,832)
                                                                ==============       ==============



See notes to financial statements.
---------------------------------------------------------------------------------------------------
                                                3      Beard Miller Company LLP
                                                       Certified Public Accountants and Consultants



                                                                                                                           Exhibit F
                                                                                                                              Page 4

WELLSBORO ELECTRIC COMPANY
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF STOCKHOLDER'S INCOME
Years Ended December 31, 2002 and 2001


                                    Preferred Stock          Common Stock           Treasury Stock
                                 ----------------------- ----------------------- -----------------------   Retained
                                   Shares      Amount       Shares      Amount     Shares      Amount      Earnings       Total
                                 ----------- ----------- ----------- ----------- ----------- ----------- ------------- -------------

BALANCE - DECEMBER 31, 2000           1,715   $ 171,500       1,123    $112,300    67.5       ($159,250)  $ 1,667,879   $ 1,792,429


Retirement of preferred stock            (7)       (700)        403         297


Dividends:
Preferred stock                           0           0           0           0      0                0        (6,853)       (6,853)
Common stock                              0           0           0           0      0                0       (50,000)      (50,000)
Deemed distributions for federal
  income tax benefits                     0           0           0           0      0                0      (116,125)     (116,125)


Net loss                                  0           0           0           0      0                0      (247,832)     (247,832)
                                 ----------- ----------- ----------- ----------- ----------- ----------- ------------- -------------

BALANCE - DECEMBER 31, 2001           1,708     170,800       1,123     112,300    67.5        (159,250)    1,247,472     1,371,322


Dividends, preferred stock                0           0           0           0      0                0        (6,832)       (6,832)


Net income                                0           0           0           0      0                0        72,766        72,766
                                 ----------- ----------- ----------- ----------- ----------- ----------- ------------- -------------

BALANCE - DECEMBER 31, 2002           1,708   $ 170,800       1,123    $112,300    67.5       ($159,250)  $ 1,313,406   $ 1,437,256
                                 =========== =========== =========== =========== =========== =========== ============= =============



See notes to financial statements.
------------------------------------------------------------------------------------------------------------------------------------
                                                                  4                     Beard Miller Company LLP
                                                                                        Certified Public Accountants and Consultants


                                                                                              Exhibit F
                                                                                                 Page 5

WELLSBORO ELECTRIC COMPANY
-------------------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS


                                                                          Years Ended December 31,
                                                                   ------------------------------------
                                                                          2002               2001
                                                                   ----------------     ---------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                                                   $   72,766           ($247,832)
   Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
         Depreciation and amortization                                    460,943             264,809
         Loss on equity investee                                           56,853              71,420
         Provision for doubtful accounts                                   11,170              16,996
         Federal income tax benefit                                             0            (116,125)
         (Increase) decrease in assets:
              Accounts receivable                                         (91,413)            (16,964)
              Unbilled revenue                                            (97,632)             89,025
              Deposit                                                    (180,000)                  0
              Inventories                                                 (20,877)              3,210
              Prepayments                                                  10,825             (17,535)
              Prepaid taxes                                                17,055                   0
         Increase (decrease) in liabilities:
              Accounts payable                                           (292,536)            217,232
              Due for purchased electricity                              (130,868)            365,198
              Accrued expenses                                             (5,904)             29,851
              Customer deposits                                             1,475                  50
              Accrued taxes                                                48,568            (167,028)
              Deferred investment tax credits                              (1,957)             (1,957)
              Deferred income taxes                                        28,152             (27,555)
                                                                   ----------------     ---------------

         Net Cash Provided by (Used in) Operating Activities             (113,380)            462,795
                                                                   ----------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES


   Investment in equity investee                                          (44,386)            (81,088)
   Additions to utility plant                                            (427,771)           (791,794)
   Additions to non-utility property                                            0            (227,695)
   Other changes in utility plant, net                                    (41,079)            (45,518)
   Increase (decrease) in construction-in-aid deposits                     75,627             (20,667)
   Cash surrender value of officers' life insurance                        (2,513)             (4,200)
                                                                   ----------------     ---------------

         Net Cash Used in Investing Activities                           (440,122)         (1,170,962)
                                                                   ----------------     ---------------



See notes to financial statements.
-------------------------------------------------------------------------------------------------------
                                                    5      Beard Miller Company LLP
                                                           Certified Public Accountants and Consultants

                                                                                    Exhibit F
                                                                                       Page 6

WELLSBORO ELECTRIC COMPANY
---------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS (CONTINUED)


                                                                  Years Ended December 31,
                                                               ------------------------------
                                                                    2002             2001
                                                               -------------- ---------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Net borrowings (repayments) on line of credit with parent       ($320,000)       $500,000
   Proceeds from long-term borrowings from parent                  1,300,000         100,000
   Principal payments on note payable to parent                     (387,114)       (155,947)
   Purchase of preferred stock                                             0            (297)
   Dividends paid                                                     (6,832)        (56,853)
                                                               -------------- ---------------

         Net Cash Provided by Financing Activities                   586,054         386,903
                                                               -------------- ---------------

         Net Increase (Decrease) in Cash                              32,552        (321,264)


CASH - BEGINNING                                                      18,055         339,319
                                                               -------------- ---------------

CASH - ENDING                                                      $  50,607        $ 18,055
                                                               ============== ===============

SUPPLEMENTARY CASH FLOWS INFORMATION

   Interest paid                                                   $ 303,064        $321,765
                                                               ============== ===============

   Income taxes paid                                               $       0        $160,527
                                                               ============== ===============



See notes to financial statements.
---------------------------------------------------------------------------------------------
                                          6      Beard Miller Company LLP
                                                 Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                          Page 7

WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS

            Wellsboro Electric Company (Company) is a regulated public utility incorporated in 1894. The Company distributes electricity to customers in and around Wellsboro, Pennsylvania. Wilderness Area Utilities, Inc. (Wilderness), a wholly-owned subsidiary of Tri-County Rural Electric Cooperative, Inc., a cooperative based in Mansfield, Pennsylvania, owns all of the outstanding common shares of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

      Accounting System

            The Company maintains its accounting records in accordance with the uniform system of accounts prescribed by the Federal Energy Regulatory Commission and adopted by the Commonwealth of Pennsylvania Public Utility Commission (PUC).

      Regulation

            The Company prepares its financial statements in accordance with the provisions of Financial Accounting Standards ("FAS") 71, "Accounting for the Effects of Certain Types of Regulation." FAS 71 requires a rate-regulated entity to reflect the effects of regulatory decisions in its financial statements. In accordance with FAS 71, the Company has deferred certain postretirement benefit costs pursuant to the rate actions of the PUC and is recovering or expects to recover such cost in electric rates charged to customers.

      Use of Estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the Untied States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenue Recognition

            Revenues are recorded based on the amounts of electricity delivered to customers through the end of each accounting period.

      Accounts Receivable

            Accounts receivable are stated at outstanding balances, less an allowance for doubtful accounts. Accounts deemed to be uncollectible are charged directly against income. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.



--------------------------------------------------------------------------------
                             7      Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                          Page 8

WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Investment

            The Company owns a 50% interest in Tioga Propane LLC. This investment is accounted for under the equity method. Effective January 1, 2003, the Company sold its interest in Tioga Propane LLC for $1.

      Purchased Power

            The Company purchased power used by its customers under a wholesale contract which expired on December 31, 2002. Effective January 1, 2003, the Company has entered into a new wholesale contract, which expires in December 2007.

      Utility Plant

            Utility plant is carried at cost. Additions to utility plant and replacements of property are capitalized at cost. Retirements of electric plant or replacements are removed from electric plant accounts at cost and these costs, plus cost of removal less salvage, are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.

            The depreciation is computed by the straight-line method over the estimated useful asset lives, which range from 10 to 50 years for utility property to 5 to 50 years for general plant.

      Income Taxes

            The Company files a consolidated federal income tax return with its sole stockholder. The Company's federal income tax expense is computed using the separate return method for intercorporate tax allocations. In accordance with the parent's policy, the Company is not reimbursed for refundable federal income tax benefits. As a result, the federal income tax benefit is reflected as a deemed distribution from retained earnings.

            Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

            Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

            Investment tax credits are accounted for by the deferral method for financial reporting purposes whereas, for income tax purposes, they reduce income taxes currently payable in the period the assets giving rise to such credits are placed in service. Under the deferral method, investment tax credits are reported as deferred credit on the accompanying balance sheets and are amortized to income tax expense.




--------------------------------------------------------------------------------
                             8      Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                          Page 9

WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Cash

            The Company maintains its cash balances in a checking account with an overnight investment feature. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

      Inventories

            Materials and supplies inventories are stated at average cost.

      Reclassification

            Certain reclassifications were made to the 2001 financial statement presentation in order to conform to the 2002 financial statement presentation format.


NOTE -- UTILITY PLANT

      Listed below are the major classes of utility plant at December 31:


                                                       2002           2001
                                                  -------------- --------------
      Electric plant in service:
        Distribution plant                          $7,973,663     $7,669,177
        General plant                                1,264,823      1,261,849
                                                  -------------- --------------

          Electric Plant in Service, at Cost         9,238,486      8,931,026

      Construction work-in-progress                     87,143         33,021
                                                  -------------- --------------

                                                     9,325,629      8,964,047

      Accumulated depreciation                      (3,140,866)    (2,799,576)
                                                  -------------- --------------

          Utility Plant, Net                        $6,184,763     $6,164,417
                                                  ============== ==============


      The electric plant is being depreciated over the estimated lives of the individual assets by the straight-line method. Depreciation expense charged to operations was $448,558 and $258,117 in 2002 and 2001, respectively.




--------------------------------------------------------------------------------
                             9      Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                         Page 10

WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 4 - OTHER PROPERTY

      Listed below are the major components of other property at December 31:

                                                     2002             2001
                                              ---------------   ---------------
        Land                                     $   41,109        $   41,109
        Building and improvements                   361,787           361,787
                                              ---------------   ---------------

          Other Property, at Cost                   402,896           402,896

        Accumulated depreciation                    (24,784)          (16,558)
                                              ---------------   ---------------

          Other Property, Net                     $ 378,112         $ 386,338
                                              ===============   ===============

      The buildings are being depreciated over its estimated useful life by the straight-line method. Depreciation expense charged to operations was $8,226 and $2,534 in 2002 and 2001, respectively.


NOTE 5 - LINE OF CREDIT AND ADVANCE FROM PARENT

      The Company has a $500,000 variable rate line of credit with its parent. Interest is payable at 1% over the prevailing prime rate (prevailing prime rate was 4.25% at December 31, 2002 and 4.75% at December 31, 2001). At December 31, 2002 and 2001, outstanding borrowings under this line of credit were $180,000 and $500,000, respectively. The line of credit expires on August 31, 2003.

      The line of credit contains provisions which, among other things, require maintenance of certain financial ratios.



--------------------------------------------------------------------------------
                            10      Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                                                          Exhibit F
                                                                                                            Page 11

WELLSBORO ELECTRIC COMPANY
-------------------------------------------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 6 - LONG-TERM DEBT


      Long-term debt consisted of the following at December 31:


                                                                                    2002                  2001
                                                                              ----------------     ----------------

             Variable rate loan, payable to the parent in monthly
                installments of $25,000, including interest. This
                loan is scheduled to mature in June 2007.
                Interest on this loan and all of the following
                loans is payable at 1% over the prevailing prime
                rate (prevailing prime rate was 4.25% and 4.75%
                at December 31, 2002 and 2001, respectively).
                Substantially all assets of the Company are held
                as collateral on this and the following other
                stockholder loans.                                              $  1,220,102         $  1,458,248
             Variable rate loan, payable to the parent in monthly
                installments through October 2002.                                         0              100,000
             Variable rate loan, payable to the parent in varying
                monthly installments of $2,711 and $2,860,
                including interest at December 31, 2002 and 2001,
                respectively. This loan matures in July 2031.                        481,593              488,113
             Variable rate loan, payable to the parent in varying
                monthly installments of $1,189 and $1,191,
                including interest at December 31, 2002 and 2001,
                respectively. This loan matures in May 2003.                           7,028               21,554
             Variable rate loan, payable to the parent in varying
                monthly installments of $2,686 and $2,838,
                including interest at December 31, 2002 and 2001,
                respectively. This loan matures in September
                2032.                                                                485,806              491,786
             Variable rate loan, payable to the parent in varying
                monthly installments of $2,677 and $2,831,
                including interest at December 31, 2002 and 2001,
                respectively. This loan matures in May 2033.                         488,151              493,902
             Variable rate loan, payable to the parent in varying
                monthly installments of $2,642 and $2,798,
                including interest at December 31, 2002 and 2001,
                respectively. This loan matures in July 2034.                        488,906              494,204



-------------------------------------------------------------------------------------------------------------------
                                                        11             Beard Miller Company LLP
                                                                       Certified Public Accountants and Consultants


                                                                                                 Exhibit F
                                                                                                   Page 12

WELLSBORO ELECTRIC COMPANY
----------------------------------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 6 - LONG-TERM DEBT (CONTINUED)


                                                                                 2002            2001
                                                                            --------------  --------------

             Variable rate loan, payable to the parent in varying
                monthly installments of $2,692 and $2,847,
                including interest at December 31, 2002 and 2001,
                respectively. This loan matures in June 2033.                 $  491,346      $  497,100
             Variable rate loan, payable to the parent in monthly
                installment of $4,167, including interest. This
                loan matures in March 2037.                                      794,861               0
             Variable rate loan, payable to the parent in monthly
                installments of $2,594, including interest. This
                loan matures in January 2038.                                    500,000               0
                                                                            --------------  --------------

             Current maturities                                                4,957,793       4,044,907

                                                                                (322,602)       (405,301)
                                                                            --------------  --------------


                                                                              $4,635,191      $3,639,606
                                                                            ==============  ==============


            The required future principal payments at December 31, 2002 for the next five years are estimated as follows:


                2003                                   $  322,602
                2004                                      305,968
                2005                                      322,424
                2006                                      339,765
                2007                                      206,887

NOTE 7 - FIXED TRANSMISSION RIGHTS

            The principal objective of Fixed Transmission Rights (Rights) is to minimize the risks associated with the cost of purchased power by reducing the costs associated with transmission congestion. Exposure to credit loss is limited to the receivable amount, if any, that may be generated as a result of the Rights. Management believes that losses related to credit risk are remote. The effect of these Rights was to reduce the cost of purchased power by approximately $-0- and $13,000 in 2002 and 2001, respectively. There were no outstanding rights at December 31, 2002.



----------------------------------------------------------------------------------------------------------
                                                      12      Beard Miller Company LLP
                                                              Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                         Page 13

WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 8 - INCOME TAXES

            Net deferred tax assets and liabilities consist of the following components as of December 31:

                                                     2002             2001
                                               -------------    -------------

            Deferred tax assets                   $  61,042        $  75,028
            Deferred tax liabilities               (659,313)        (645,147)
                                               -------------    -------------

                                                 ($ 598,271)      ($ 570,119)
                                               =============    =============

            Deductible temporary differences giving rise to deferred tax assets relates primarily to accrued vacation, postretirement costs and a state operating loss carryforward. Taxable temporary differences giving rise to deferred tax liabilities relates primarily to utility plant. The Company has approximately $390,000 of state net operating loss carryforwards which expire in 2011.

            The deferred tax amounts mentioned previously have been classified on the accompanying balance sheets as of December 31 as follows:

                                                    2002             2001
                                               -------------    -------------

            Current assets                        $  10,672       $   12,591
            Noncurrent liabilities                 (608,943)        (582,710)
                                               -------------    -------------

                                                 ($ 598,271)     ($ 570,119)
                                               =============    =============

            The provision for income taxes charged to operations for the years ended December 31 consists of the following:


                                                      2002             2001
                                                 -------------    -------------
            Federal:
               Current tax expense (benefit)           $10,950      ($116,125)
               Amortization of investment credits       (1,957)        (1,957)
               Deferred tax expense                     15,717         18,113
                                                 -------------    -------------

                                                        24,710        (99,969)

            State deferred tax expense (benefit)        12,434      ($ 45,668)
                                                 -------------    -------------

                                                       $37,144      ($145,637)
                                                 =============    =============



--------------------------------------------------------------------------------
                            13      Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                         Page 14

WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 8 - INCOME TAXES (CONTINUED)

            The income tax expense reflected in the financial statements for the years ended December 31, 2002 and 2001 differ from the income tax expense which would normally be expected due primarily to nondeductible expenses and amortization of investment tax credits.

            Prepaid and accrued taxes include federal income tax due to its parent of $10,950 at December 31, 2002 and $-0- at December 31, 2001.


NOTE 9 - PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS AND REGULATORY ASSET

            The Company has a profit sharing plan that covers all full-time employees who have attained the age of 21 years and have one year of service. Contributions are discretionary and are allocated based upon eligible compensation. A vesting schedule provides for full vesting after seven years of service. The Company made a discretionary profit-sharing contribution to the Plan of $15,000 in each of the years ended December 31, 2002 and 2001.

            The Company also has a defined contribution retirement plan that covers all full-time employees covered under a collective bargaining agreement who have attained the age of 21 years and have one year of service. Employees are permitted to make tax deferred contributions of up to 15% of eligible compensation. The Company makes a matching contribution to the Plan up to 2% of a participant's eligible compensation. The Company contributed $5,131 and $4,782 to the plan for the years ended December 31, 2002 and 2001, respectively.

            The Company pays 100% of medical insurance premiums as a postretirement medical benefit for retired employees. Employees retiring prior to January 1, 1995 receive this benefit during their lifetime. Employees retiring after that date receive this postretirement medical benefit from the retiree's age 62 through 65. These Plans are unfunded.

            In accordance with FAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company deferred costs related to the initial implementation of FAS 106. These deferred costs are being amortized and recovered over a 20 year period.



--------------------------------------------------------------------------------
                            14      Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                         Page 15

WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 9 - PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS AND REGULATORY ASSET (CONTINUED)

            The following tables show the funded status and components of net periodic benefit costs from the postretirement benefit plans:


                                                               2002            2001
                                                          --------------   --------------

            Benefit obligation and funded status             $100,171         $100,525
                                                          ==============   ==============

            Accrued benefit cost                             $ 69,103         $ 58,515
                                                          ==============   ==============

            Regulatory asset, deferred cost                  $ 48,008         $ 52,090
                                                          ==============   ==============

            Discount rate                                     7.00%             7.25%
                                                          ==============   ==============

            Benefits paid                                    $ 19,118         $ 25,474
                                                          ==============   ==============

            Benefit cost                                     $ 29,706         $ 29,737
                                                          ==============   ==============

            For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2002. The rate was assumed to decrease gradually to 5.5% in 2009 and remain at that level thereafter.

NOTE 10 - RELATED PARTY TRANSACTIONS

            The Company has a contract for services with C & T Enterprises, Inc., an affiliate, to purchase all non-union employee services. The contract's term ends December 31, 2005 with annual renewals thereafter.

            During the years ended December 31, 2002 and 2001, the Company recorded the following expenses/income with C&T:


                                                     2002            2001
                                               --------------- ---------------

            Payroll and benefit costs            $   606,000     $   569,000
            Administrative expenses                   16,000          28,000
            Call center rental income                 38,000           9,000



--------------------------------------------------------------------------------
                            15      Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                         Page 16

WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 10 - RELATED PARTY TRANSACTIONS (CONTINUED)

            During the years ended December 31, 2002 and 2001, the Company made payments to its parent company, Wilderness, for the following transactions:


                                                                     2002           2001
                                                                -------------   -------------

            Vehicle lease payments (approximately $13,000
              and $14,000 per month for 2002 and 2001,
              respectively)                                      $   154,000    $  164,000
            Federal tax payments to parent                                 0       119,000
            Payments for interest                                    303,000       322,000


            Tri-County Rural Electric Cooperative ("Tri-County"), the parent company of Wilderness, incurs and receives reimbursement for costs incurred for the benefit of the Company. Additionally, Tri-County leases office space from the Company under an operating lease arrangement. During the years ended December 31, 2002 and 2001, the Company reimbursed Tri-County for the following expenses and received the following payments from Tri-County for rentals:


                                               2002               2001
                                            -----------       -----------

            Expense reimbursement             $14,609           $30,000
            Office space rental                 4,500             4,500

            Related party accounts payable are comprised of the following at December 31: 2002

                                               2002               2001
                                            -----------       -----------

            C&T - payroll accrual             $ 50,695           $ 45,884
            C&T - accrued vacation              36,938             33,509
            C&T - other                         11,488              9,808
            Wilderness                          62,836            100,000
            Others                               3,187                709
                                            -----------       -----------

                                              $165,144           $189,910
                                            ===========       ===========



--------------------------------------------------------------------------------
                            16      Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                         Page 17

WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 11 - REGULATORY MATTERS

            During 2001, the Company filed a distribution rate increase request with the Pennsylvania Public Utility Commission. In January 2002, the Commission approved an increase in customer rates approximating $250,000 per year. The Company incurred and expensed approximately $4,000 and $207,000 in rate case expenses in 2002 and 2001, respectively.

            As required in the Commission's approval, the Company increased its depreciation rates in 2002. The effect of the change in depreciation rates was an increase in depreciation expense of approximately $161,000 in 2002.

            Effective July 1, 2002, the Commission approved an increase in the Company's generation supply rates to recover increased purchased power costs.


NOTE 12 - COMMITMENTS AND CONTINGENCIES

            The Company has guaranteed debt of its sole stockholder, Wilderness, with an outstanding balance of $11,920,235 at December 31, 2002. The Company would be required to perform under this guarantee if Wilderness were to default under the debt agreement and the bank were to demand the Company's performance.

            The Company has guaranteed payments of up to $250,000 for certain obligations of its equity investee, Tioga Propane.

            The Company is in a billing dispute with its wholesale electric supplier. The disputed charges total approximately $475,000 and are related to congestion charges during 2001. The Company believes that they are not contractually obligated to pay these charges. No provision has been made in the accompanying financial statement for losses resulting from the dispute, if any.



--------------------------------------------------------------------------------
                            17      Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                         Page 18


[LOGO]
BEARD MILLER COMPANY LLP
Certified Public Accountants and Consultants



           INDEPENDENT AUDITOR' S REPORT ON SUPPLEMENTARY INFORMATION


To the Board of Directors
Wellsboro Electric Company
Wellsboro, Pennsylvania


      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information accompanying the financial statements is presented for the purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole. The supplementary information was subjected to the auditing procedures applied in the audits of the basic financial statements by other auditors, whose report on such information stated that it was fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ BEARD MILLER COMPANY LLP


Reading, Pennsylvania
February 13, 2003


                                                                                                                           Exhibit F
                                                                                                                            Page 19a

WELLSBORO ELECTRIC COMPANY
------------------------------------------------------------------------------------------------------------------------------------
UTILITY PLANT AND ACCUMULATED DEPRECIATION


                                                                  Utility Plant
                                  --------------------------------------------------------------------------------------------------
                                         Cost                                                    Contributions            Cost
Acct.                                  January 1,                                Retire-         in to Aid to          December 31,
No.        Account                       2002               Additions             ments          Construction             2002
---- -----------------------      -----------------  -------------------  -----------------  -------------------  ------------------

      Distribution, plant:
360    Land and land rights           $   88,543            $        0            $     0            $     0            $   88,543
361    Structures and
          improvements                   107,077                 2,090                  0                  0               109,167
362    Station equipment                 791,448                     0                  0                  0               791,448
364    Poles, towers and
          fixtures                     2,477,577               174,134             11,428             24,459             2,615,824
365    Overhead conductors
          and devices                  1,434,140                68,368             10,989             20,645             1,470,874
366    Underground conduit                34,762                     0                  0                  0                34,762
367    Underground
          conductors and
          devices                        187,558                79,881              3,990             33,165               230,284
368.1  Line transformers                 909,551                32,693             15,061                  0               927,083
368.2  Line transformers,
          cost of installing             432,646                20,330              8,139                758               444,079
369    Services                          477,948                29,681             11,604              3,483               492,542
369.1  Underground services              202,332                38,454                743              6,165               233,878
370.1  Meters                            302,643                 2,507                  0                  0               305,150
370.2  Meters, cost of
          installing                      83,199                 2,714                  0                  0                85,913
371    Installations on
          customer premises              113,488                 7,262              2,718                395               117,637
373    Street lighting and
          signal systems                  26,265                 1,318              1,104                  0                26,479

                                       7,669,177               459,332             65,776             89,070             7,973,663
                                  -----------------  -------------------  -----------------  -------------------  ------------------


                                                                   Accumulated Depreciation
                             -------------------------------------------------------------------------------------------------------
                                Balance      Depr.                                                                      Balance
Acct.                          January 1,    Rate       Depreciation                   Property        Cost of        December 31,
No.        Account               2002         (%)         Accruals       Salavage       Retired         Removal          2002
---- ----------------------- ------------- ---------- ---------------- ------------ ------------- --------------- ------------------

      Distribution, plant:
360    Land and land rights   $        0      0.00%        $      0        $    0        $     0        $     0         $        0
361    Structures and
          improvements            24,741      4.08            4,447         2,090              0              0             31,278
362    Station equipment         405,207      8.47           67,033             0              0              0            472,240
364    Poles, towers and
          fixtures               985,076      3.50           88,400             0         11,428         18,131          1,043,917
365    Overhead conductors
          and devices            223,738      3.97           58,207             0         10,989          8,319            262,637
366    Underground conduit         1,584      3.15            1,328             0              0              0              2,912
367    Underground
          conductors and
          devices                 30,995      4.36            8,620             0          3,990              0             35,625
368.1  Line transformers         538,543      1.87           17,149             0         15,061              0            540,631
368.2  Line transformers,
          cost of installing      61,413      7.01           30,985             0          8,139          5,094             79,165
369    Services                   90,338      6.00           29,425             0         11,604          8,862             99,297
369.1  Underground services       82,032      2.48            5,299             0            743            329             86,259
370.1  Meters                    100,398      8.11           24,284             0              0              0            124,682
370.2  Meters, cost of
          installing              24,217      6.29            5,310             0              0              0             29,527
371    Installations on
          customer premises      (18,026)     10.37          11,949             0          2,718          2,044             (10,839)
373    Street lighting and
          signal systems          19,143      2.40              637             0          1,104            390             18,286
                             -------------            ---------------- ------------ ------------- --------------- ------------------
                               2,569,399                    353,073         2,090         65,776         43,169          2,185,617
                             -------------            ---------------- ------------ ------------- --------------- ------------------


                                                                                                                           Exhibit F
                                                                                                                            Page 19b


      General plant:
390.1  Structures and
          improvements                   462,255                    37                  0                  0               462,292
390.2  Structures and
          improvements,
          garage and
          warehouse                      165,787                     0                  0                  0               165,787
391.
 1-2   Office furniture and
          equipment                      263,076                 3,350                413                  0               266,013
392    Transportation
          equipment                       89,287                     0                  0                  0                89,287
394    Tools, shop and
          garage equipment                36,927                     0                  0                  0                36,927
395    Laboratory equipment               54,619                     0                  0                  0                54,619
396    Power operated
          equipment                       80,520                     0                  0                  0                80,520
397    Communications
          equipment                      108,043                     0                  0                  0               108,043
398    Miscellaneous
          equipment                          289                     0                  0                  0                   289
301    Intangible plant,
          organization                     1,046                     0                  0                  0                 1,046
                                  -----------------  -------------------  -----------------  -------------------  ------------------

                                       1,261,849                 3,387                413                  0             1,264,823
                                  -----------------  -------------------  -----------------  -------------------  ------------------
       Total Electric Plant
          in Service                  $8,931,026            $  462,719            $66,189            $89,070            $9,238,486
                                  ================= ==================== ==================  ===================  ==================



      General plant:
390.1  Structures and
          improvements            72,251        4.38         21,168             0              0              0             93,419
390.2  Structures and
          improvements,
          garage and
          warehouse                6,624        5.20          8,620             0              0              0             15,244
391.
 1-2   Office furniture and
          equipment              (19,776)      19.49         51,484             0            413              0             31,295
392    Transportation
          equipment               89,286      Various             1             0              0              0             89,287
394    Tools, shop and
          garage equipment        10,962        6.17          2,278             0              0              0             13,240
395    Laboratory equipment       22,650        2.66          1,452             0              0              0             24,102
396    Power operated
          equipment                3,897        3.11          2,504             0              0              0              6,401
397    Communications
          equipment               43,995        7.71          8,331             0              0              0             52,326
398    Miscellaneous
          equipment                  288      Various          (353)           0              0              0                 (65)
301    Intangible plant,
          organization                 0        0.00              0             0              0              0                  0
                             -------------            ---------------- ------------ ------------- --------------- ------------------

                                 230,177                     95,485             0            413              0            325,249
                             -------------            ---------------- ------------ ------------- --------------- ------------------
       Total Electric Plant
          in Service          $2,799,576                   $448,558        $2,090        $66,189        $43,169         $3,140,866
                             =============            ================ ============ ============= =============== ==================



------------------------------------------------------------------------------------------------------------------------------------
                                                                  19                     Beard Miller Company LLP
                                                                                        Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                         Page 20

WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
PREPAID AND ACCRUED TAXES

                                                           December 31,
                                                   -----------------------------
                                                         2002           2001
                                                   -------------   -------------
State gross receipts tax                               $41,012         ($4,026)
State public realty tax                                  1,261              0
State capital stock and corporate loans taxes           (4,655)         (4,534)
State income tax                                             0          (8,495)
Federal income tax                                      10,950              0
                                                   -------------   -------------

                                                       $48,568        ($17,055)
                                                   =============   =============



--------------------------------------------------------------------------------
                            20      Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                         Page 21
WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
OPERATING REVENUE AND TAXES, OTHER THAN INCOME


                                                       Years Ended December 31,
                                                   -----------------------------
                                                        2002            2001
                                                   -------------   -------------
OPERATING REVENUES

   Residential sales                                 $2,742,220      $2,394,837
   Commercial and industrial sales                    4,412,998       3,856,278
   Public street and highway lighting sales              24,363          22,327
   Sales for resale                                       7,959           7,439
   Customers' forfeited discounts                        18,081          16,390
   Rents from electric property                          66,127          64,406
                                                   -------------   -------------

                                                     $7,271,748      $6,361,677
                                                   =============   =============

TAXES, OTHER THAN INCOME

   Payroll taxes                                       $ 16,393        $ 15,088
   State capital stock                                    8,374           8,290
   State gross receipts                                 419,691         308,940
   State use tax                                          3,018           1,591
   State public utility realty tax                       20,073          17,150
                                                   -------------   -------------

                                                      $ 467,549        $351,059
                                                   =============   =============



--------------------------------------------------------------------------------
                            21      Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                         Page 22
WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
OPERATION MAINTENANCE EXPENSES


                                                     Years Ended December 31,
                                                  ------------------------------
                                                       2002           2001
                                                  -------------   --------------

DISTRIBUTION EXPENSES

   Operations:
      Supervision and engineering                    $  24,652      $  21,040
      Station expenses                                   2,570          2,327
      Overhead lines expense                             2,401          5,916
      Street lighting and signal systems expense         2,722          1,290
      Meter expenses                                     9,298         14,794
      Customer installation expense                     12,145         13,958
      Miscellaneous                                     62,416         78,171
      Rents                                             27,260         26,992
                                                  -------------   --------------

      Total Operations                                 143,464        164,488
                                                  -------------   --------------

   Maintenance:

      Supervision and engineering                       23,732         23,537
      Station equipment                                  1,308          4,132
      Overhead lines                                   233,086        229,965
      Underground lines                                  5,385          9,641
      Line transformers                                 28,724         36,992
      Street lighting and signal system                     42            104
      Meters                                             8,651         16,074
      Structures                                           115              0
                                                  -------------   --------------

      Total Maintenance                                301,043        320,445
                                                  -------------   --------------

       Total Distribution Expenses                      444,507       484,933
                                                  -------------   --------------

CUSTOMER ACCOUNTS EXPENSE

   Supervision                                           5,419         13,931
   Meter reading expense                                89,072         72,218
   Customer records and collection expense             280,869        278,696
   Uncollectible accounts                               11,170         16,996
                                                  -------------   --------------

      Total Customers Accounts Expense                 386,530        381,841
                                                  -------------   --------------

SALES EXPENSE

   Supervision                                           3,076          4,599
   Public relations                                     10,014          7,395
                                                  -------------   --------------

      Total Sales Expense                               13,090         11,994
                                                  -------------   --------------



--------------------------------------------------------------------------------
                            22      Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                       Exhibit F
                                                                         Page 23

WELLSBORO ELECTRIC COMPANY
--------------------------------------------------------------------------------
SCHEDULE OF OPERATION MAINTENANCE EXPENSES (CONTINUED)


                                                     Years Ended December 31,
                                                  ------------------------------
                                                       2002           2001
                                                  -------------   --------------

ADMINISTRATIVE AND GENERAL EXPENSE

   Office supplies and expenses                     $   92,150       $   86,403
   Outside services employed                           391,787          643,018
   Property insurance                                   29,632           42,091
   Employees' pensions and benefits                     54,817           57,890
   Regulatory commission expenses                        9,087            9,140
   Miscellaneous general expenses                       54,237           56,288
   Rents                                                 1,254              845
   Maintenance of general plant                         38,163           42,456
                                                  -------------   --------------

      Total Administrative and General Expenses        671,127          938,131
                                                  -------------   --------------

      Total Operation and Maintenance Expenses      $1,515,254       $1,816,899
                                                  =============   ==============



--------------------------------------------------------------------------------
                            23      Beard Miller Company LLP
                                    Certified Public Accountants and Consultants

                                                                     Exhibit D-2


                                  PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                            Harrisburg, PA 17105-3265

                                           Public Meeting held December 18, 2003

Commissioners Present:

    Terrance J. Fitzpatrick, Chairman
    Robert K. Bloom, Vice Chairman
    Glen R. Thomas
    Kim Pizzingrilli
    Wendell F. Holland

Application of Wellsboro Electric Company for                    Docket Numbers:
approval of the transfer of control from Wilderness               A-111200 F5000
Area Utilities, Inc. to C&T Enterprises, Inc.


                                      ORDER
BY THE COMMISSION:

      On May 28, 2003, Wellsboro Electric Company (Wellsboro) filed the above-docketed application pursuant to Chapter 11 of the Pennsylvania Public Utility Code, 66 Pa. C.S. Sections 1101, et seq., for approval for the transfer of control from Wilderness Area Utilities, Inc. (Wilderness) to C&T Enterprises, Inc. (C&T). The applicants provided proof of compliance with our regulations at 52 Pa. Code Section 5.14, relating to applications requiring notice. The protest period ended July 7, 2003, with no protests having been received.

      As part of the instant application, Wellsboro seeks registration of a securities certificate for transfer of notes (Notes) in a principal amount of up to $5.4 million from Wilderness to C&T. On November 21, 2003, Wellsboro withdrew the request since the transfer will occur through an assignment of an existing Wellsboro/Wilderness Note and Loan that was registered at S-00030942 on May 22, 2003. We concur with Wellsboro's assessment that the registration of another securities certificate is not necessary to assign the Notes from Wilderness to C&T.

      Wellsboro is an investor-owned, for profit electric utility, wholly-owned by Wilderness. Wilderness, a wholly-owned subsidiary of Tri-County Rural Electric Cooperative (Tri-County), was formed by Tri-County for the purpose of acquiring Wellsboro in 1996. Wilderness has a board of directors and officers, but has no employees. Tri County is a member-owned rural electric cooperative that provides electric service to approximately 17,000 customers in north central Pennsylvania.

      Claverack Rural Electric Cooperative (Claverack) is a rural electric cooperative that provides services to approximately 17,000 customers in north central and northeastern Pennsylvania. C&T is a holding company and management services company that currently owns the majority of the stock of Citizens' Electric Company of Lewisburg, Inc. (Citizens), and all of the stock of Valley Energy, Inc. (Valley Energy), and Tioga Energy (Tioga).

      Tri County and Claverack are the sole shareholders of C&T, each owning 50 percent. C&T currently provides various services to Wellsboro, Citizens, Valley Energy, Claverack, and Tioga pursuant to an affiliated interest agreement approved on May 16, 2002 at G-00020948. At the completion of the proposed stock transfer and assignment of securities, Wellsboro will evaluate whether it is necessary to amend G-00020948 or to submit a new affiliated interest agreement, and if so, will submit the appropriate filing.

      Tri-County and Claverack are proposing a corporate restructuring whereby their operating utilities will fall under the C&T holding company structure. To accomplish this, Tri-County proposes to transfer its 100 percent ownership of Wilderness common stock to C&T, resulting in Wilderness becoming a wholly-owned subsidiary of C&T. Wilderness will then transfer its 100 percent ownership of Wellsboro common stock to C&T. After consummation of the transfers of stock, Wellsboro will join Citizens, Valley

Energy, and Tioga, as subsidiaries of C&T, with Claverack and Tri-County sharing ultimate control. The applicants currently anticipate that these stock transfers will occur with no monetary consideration exchanged.

      The proposed transfer will be seamless to Wellsboro's customers. Wellsboro will continue to provide service pursuant to its tariff on file with this Commission and will continue to be subject to the Commission's regulations.

      Wellsboro states that the proposed transfer will enhance its borrowing abilities and strengthen its financial status. Wellsboro further avers that through its affiliation with C&T and affiliates, it will be able to achieve operating efficiencies. Further, Wellsboro states that after the reorganization, general oversight regarding the regulatory filings and activities will be consolidated under C&T, thus, reducing regulatory expenses. These advantages ensure that the transfer of control provides an affirmative public benefit and satisfies the standard set by the City of York v. Pa. P.U.C., 449 Pa. 136, 295 A.2d 825 (1972).

      Our review of the subject application lead us to conclude that the proposed transfer is necessary or proper for the service, accommodation, convenience, or safety of the public and thus the application should be approved; THEREFORE,

      IT IS ORDERED:

      1. That the application of Wellsboro Electric Company for approval for the transfer of control from Wilderness Area Utilities, Inc. to C&T Enterprises, Inc. is hereby approved.

      2. That within thirty days following the consummation of the transfer as described in Ordering Paragraph No. 1, above, Wellsboro Electric Company notify this Commission of the date of the transfer, and that upon receipt of the notice, a certificate of public convenience should be issued evidencing such approval granted in Ordering Paragraph No. 1, above.

      3. That within thirty days following the consummation of the transfer as described in Ordering Paragraph No. 1, above, Wellsboro Electric Company evaluate whether any changes or additions are required to the affiliated interest agreement approved at G-00020948 and, if so, submit the necessary affiliated interest filings.

      4. That if it is determined that the transfer will not take place, Wellsboro Electric Company shall promptly file with this Commission notice of such determination.

                                    BY THE COMMISSION,


                                    James J. McNulty
                                    Secretary

(SEAL)


ORDER ADOPTED:   December 18, 2003

ORDER ENTERED:  December 23, 2003

                                                                     Exhibit F-1

PaulHastings /
Paul, Hastings, Janofsky & Walker LLP
1299 Pennsylvania Avenue, NW, 10th Floor, Washington, DC 20004-2400 telephone 202-508-9500 / facsimile 202-508-9700 / internet www.paulhastings.com

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.



November 4, 2004                                                     35948.00002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


Re: Form U-1 Application (File No. 070-10185) relating to the Acquisition of the Stock of Wellsboro Electric Company and Wilderness Area Utilities, Inc.


Dear Sir or Madam:


We have acted as special federal energy regulatory counsel to C&T Enterprises, Inc. ("C&T), Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), Claverack Rural Electric Cooperative, Inc. ("Claverack") and Wilderness Area Utilities, Inc. ("Wilderness") (collectively, the "Applicants"), in connection with the Applicants' Application on Form U-1 (the "Application") filed with the Securities and Exchange Commission (the "Commission") on December 8, 2004 and on amended on November 4, 2004 under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Pursuant to the Application, C&T requests authorization and approval in accordance with Sections 9(a)(2) and 10 of the Act to acquire all of the stock of Wellsboro Electric Company ("Wellsboro") and Wilderness (hereinafter, the "Transaction"). Capitalized terms used but not otherwise defined in this opinion have the meaning given to them in the Application.

As such special counsel to the Applicants, we have examined copies of the Application and the various exhibits thereto and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth below.

In such examination and in rendering the opinions expressed below, we have assumed (i) the genuiness of all signatures, (ii) the legal capacity of natural persons, (iii) the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies,
(iv) that each of the aforementioned documents has been duly authorized, executed and delivered by each of the parties thereto, (v) that each of such documents constitutes this legal, valid and binding obligation of each party thereto, and (vi) that the Board of Directors, officers, manager, member and other representatives, as applicable, of each of the Applicants will take all corporate or limited liability company action necessary to authorize and consummate the Transaction and all other transactions contemplated by the Application.

As to any facts material to this opinion, we have relied upon the certifications, statements and representations of officers and other representatives of the Applicants contained in or delivered in connection with the Application and the Ownership Transfer Agreement,

Securities and Exchange Commission
November 4, 2004
Page 2


certificates of officers and other representatives of the Applicants and certificates of public officials, and we have assumed that such certifications, statements and representations were when made, and on the date of consummation of the Transaction will be, true and correct.

We have assumed that the transfer of the Wilderness and Wellsboro stock to C&T pursuant to the Transaction is valid under applicable local, state and federal laws. As to all matters herein governed by the laws of the Commonwealth of Pennsylvania, we have relied without independent investigation on the opinion of November 4, 2004 of the Law Offices of van der Hiel & Chappel, Pennsylvania counsel to Applicants, which is being delivered to you, and the opinions expressed herein are subject to the assumptions, limitations and qualifications expressed therein.

Based on and subject to the foregoing and the other assumptions and qualifications set forth herein, it is our opinion that, upon the issuance of your order or orders permitting the Application to become effective and in the event the Transaction is consummated in accordance with such order or orders, the Application and the Asset Sale Agreement:

(a) The laws of the Commonwealth of Pennsylvania applicable to the Transaction will have been complied with.

(b) (i) Wellsboro and Wilderness are validly organized and duly existing under the laws of the State of Pennsylvania; and

      (ii) The common and preferred stock of Wellsboro and the common stock of Wilderness to be acquired by C&T in connection with the Transaction will be validly issued, fully paid and nonassessable, and C&T will be entitled to the rights and privileges appertaining to such stock set forth in the charter or other documents of Wellsboro and Wilderness defining such rights and privileges.

(c) C&T will legally acquire the common and preferred stock of Wellsboro and the common stock of Wilderness to be acquired by C&T in connection with the Transaction.

(d) The consummation of the Transaction will not violate the legal rights of the holders of any securities issued by Applicants or any "associate company" thereof (as such term is defined in the Act).

We are members of the bar of the District of Columbia. Our opinions set forth herein are limited to such laws of the District of Columbia and the federal laws of the United States which, in our experience, are generally applicable to transactions in the nature of those contemplated by the Application and, solely to the extent set forth in the remainder of this paragraph, the laws of the Commonwealth of Pennsylvania, in each case as in effect on the date hereof. We are not members of the bar of the Commonwealth of Pennsylvania and do not hold ourselves out as experts in the laws of the Commonwealth of

Securities and Exchange Commission
November 4, 2004
Page 3


Pennsylvania. As to all matters herein governed by the laws of the Commonwealth of Pennsylvania, we have relied without independent investigation on the opinion of November 4, 2004 of the Law Offices of van der Hiel & Chappel, Pennsylvania counsel to Applicants, which is being delivered to you, and the opinions expressed herein are subject to the assumptions, limitations and qualifications expressed therein. Without limiting the generality of the foregoing, we express no opinion regarding federal or state antitrust laws, federal or state securities or "blue sky" laws, or county or municipal ordinances or the laws of any other political subdivisions of any state.

This opinion is rendered solely to you in connection with the Application, and we hereby consent to the use of this opinion as an exhibit to the Application. This opinion may not be relied upon for any other purpose or by any other person or entity without the prior written consent of this firm. This opinion is rendered as of the date hereof, and we assume no obligation to advise you or any other person or entity of any change in law, change in circumstances or other matter that comes to our attention after the date hereof which may bear on the matters set forth herein.

Respectfully submitted,





PAUL, HASTINGS, JANOFSKY & WALKER LLP

                                  Law Offices of
                              van der Hiel & Chappell
                            Fourteen South Main Street
                                    P.O. Box 57
Rudolph J. van der Hiel      Mansfield, PA 16933-0057       Robert E. Farr
   Robert W. Chappell             (570) 662-2157              (1905-1970)
                                FAX (570) 662-3267


                                November 4, 2004


Paul, Hasting, Janofsky & Walker, LLP
1299 Pennsylvania Avenue, N.W.
Tenth Floor
Washington, D.C.  20004
Attn:  William D. DeGrandis, Esquire

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

     RE:  C&T Enterprises, Inc. - Opinion Letter

Dear Mr. DeGrandis:

     We have been requested by C&T Enterprises, Inc. ("C&T" and "Company") to render this Opinion Letter in connection with the Application on Form U-1 of C&T, Tri-County Rural Electric Cooperative, Inc., Claverak Rural Electric Cooperative, Inc., Wellsboro Electric Company and Wilderness Area Utilities, Inc. (collectively, the "Applicants"), filed with the Securities and Exchange Commission ("SEC"), on December 8, 2003 and as amended on November 4, 2004 ("Application").

     As Commonwealth of Pennsylvania counsel to C&T, we are generally familiar with: the Company's proposed stock acquisition of Wellsboro Electric Company and Wilderness Area Utilities, Inc. as approved by the Pennsylvania Utility Commission ("Transaction").

     In rendering this Opinion, we examined originals, or photocopies of originals, of: (i) the Ownership Transfer Agreement; and (ii) Order Approving Transfer issued by the Pennsylvania Public Utilities Commission.

     As to any facts material to this opinion, we have relied upon the certifications, statements and representations of officers and other representatives of the Applicants, certificates of public officials, and the representatives and warranties included in the documents listed above. We have assumed that (A) such certifications, representations and warranties were when made, and on the date of consummation will also, be true and correct, and (B) all conditions set forth in the documents will be satisfied or waived by the appropriate party. We have otherwise undertaken no independent review or investigation of the factual basis for this Opinion Letter. Moreover, for purposes of this Opinion Letter, we have not undertaken any examination or investigation of: (i) any

November 4, 2004
Page 2


declarations, filings or registrations with, or notices to, or authorizations, consents or approvals that may relate to environmental permits; or (ii) any declarations, filings, registrations, notices, authorizations, consents or approvals which, if obtained or made, would not, in aggregate, have material effect on the proposed acquisition.

     In our examination and in rendering the opinions expressed below, we have assumed the genuineness of all signatures, the legal capacity of all natural persons signing each of the aforementioned documents on behalf of the parties thereto, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies. We have assumed that there were no oral modifications or written agreements or understandings which limit, modify, or otherwise alter their terms, provision, and conditions of, or relate to the acquisition contemplated by the documents listed above. We have also assumed that (i) each of the aforementioned documents has been duly authorized, executed and delivered by each of the parties thereto, and that each of such documents constitutes the legal, valid and binding obligation of each party thereto; and (ii) the Board of Directors, officers, manager, member and other representatives, as applicable, of the applicable parties, have taken all corporate or limited liability company action necessary to authorize and consummate the acquisition proposed in the documents.

     Based on the foregoing and subject to the limitations, assumptions, qualifications and exceptions set forth herein, we are of the opinion that:

     1. The laws of the Commonwealth of Pennsylvania applicable to the proposed Transaction will have been complied with;

     2. Wellsboro Electric Company is a Pennsylvania Corporation, as defined under the Commonwealth of Pennsylvania Corporations Law and is validly organized and duly existing;

     3. Wilderness Area Utilities, Inc. is a Pennsylvania Corporation, as defined under the Commonwealth of Pennsylvania Corporations Law and is validly organized and duly existing;

     4. The stock to be acquired by C&T in connection with the Transaction will be validly issued, fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the applicable charter or other document defining such rights and privileges;

     5. C&T will legally acquire the stock of Wellsboro Electric Company and

  Wilderness Area Utilities, Inc.; and

November 4, 2004
Page 3



     6. The consummation of the proposed Transaction will not violate the legal rights of the holders of any securities issued by the Applicants or any associate company thereof (as such term is defined in the Act).

     This opinion is limited to the laws of the Commonwealth of Pennsylvania, and we express no opinions as to the law of any other jurisdiction. We express no opinion regarding any municipal ordinance or the laws of any other political subdivision of the Commonwealth of Pennsylvania.

     This Opinion Letter is solely for the benefit of Paul, Hastings, Janofsky & Walker, LLP, and the SEC, in connection with the Application on Form U-1 filed with the SEC and pursuant to Rule 24 under the Public Utility Holding Company Act, and may not be used, quoted, or otherwise relied upon by the recipient, or by any other person or entity for any other purpose whatsoever without our written consent. The above notwithstanding, we hereby consent to the use of this Opinion Letter as an exhibit to the Application. This Opinion Letter speaks only as of the date hereof and we disclaim any obligation to bring to your attention any changes in our opinions expressed herein or other matter which may hereafter come to our attention.

                               Very truly yours,

                               LAW OFFICES OF
                               VAN DER HIEL and CHAPPELL

                          BY:

                               Robert W. Chappell, Esquire

RWC/lmg/e:lola/wpdocs/c&t/opinionletter3

                                                                     Exhibit H-1



                                       Illustration of Forecasted Revenues, Assets & Customers

              ---------------------------------        -----------------------------------------------------------------------------
                                                                                        Operating margins
                                                       -----------------------------------------------------------------------------
                                                                           Valley Total                    Valley NY
              Revenues      Assets   Customers         C&T Combined    Valley      %of C&T     Valley NY    % of C&T    % of Valley
              ---------------------------------        -----------------------------------------------------------------------------
Claverack
------------------------------------------------------------------------------------------------------------------------------------
      2004     $22,318      $69,317     17,709
------------------------------------------------------------------------------------------------------------------------------------
      2005     $22,450      $71,346     17,859
------------------------------------------------------------------------------------------------------------------------------------
      2006     $22,800      $73,427     18,009
------------------------------------------------------------------------------------------------------------------------------------



              ---------------------------------        -----------------------------------------------------------------------------
                                                                                        Operating margins
                                                       -----------------------------------------------------------------------------
                                                                           Valley Total                    Valley NY
              Revenues      Assets   Customers         C&T Combined    Valley      %of C&T     Valley NY    % of C&T    % of Valley
              ---------------------------------        -----------------------------------------------------------------------------
Tri-County
------------------------------------------------------------------------------------------------------------------------------------
      2004     $20,989      $63,350     19,375
------------------------------------------------------------------------------------------------------------------------------------
      2005     $21,231      $64,500     19,650
------------------------------------------------------------------------------------------------------------------------------------
      2006     $23,142      $66,700     19,725
------------------------------------------------------------------------------------------------------------------------------------



              ---------------------------------        -----------------------------------------------------------------------------
                                                                                        Operating margins
                                                       -----------------------------------------------------------------------------
                                                                           Valley Total                    Valley NY
              Revenues      Assets   Customers         C&T Combined    Valley      %of C&T     Valley NY    % of C&T    % of Valley
              ---------------------------------        -----------------------------------------------------------------------------
C&T Ent.       See Note 1.
------------------------------------------------------------------------------------------------------------------------------------
      2004     $42,423      $49,046     19,200
------------------------------------------------------------------------------------------------------------------------------------
      2005     $44,147      $48,762     20,160
------------------------------------------------------------------------------------------------------------------------------------
      2006     $45,538      $47,973     21,168
------------------------------------------------------------------------------------------------------------------------------------


              ---------------------------------        -----------------------------------------------------------------------------
                                                                                        Operating margins
                                                       -----------------------------------------------------------------------------
                                                                           Valley Total                    Valley NY
              Revenues      Assets   Customers         C&T Combined    Valley      %of C&T     Valley NY    % of C&T    % of Valley
              ---------------------------------        -----------------------------------------------------------------------------
Citizens
------------------------------------------------------------------------------------------------------------------------------------
      2004     $12,444      $13,165      6,500
------------------------------------------------------------------------------------------------------------------------------------
      2005     $12,786      $13,278      6,825
------------------------------------------------------------------------------------------------------------------------------------
      2006     $13,208      $13,506      7,166
------------------------------------------------------------------------------------------------------------------------------------



              ---------------------------------        -----------------------------------------------------------------------------
                                                                                        Operating margins
                                                       -----------------------------------------------------------------------------
                                                                           Valley Total                    Valley NY
              Revenues      Assets   Customers         C&T Combined    Valley      %of C&T     Valley NY    % of C&T    % of Valley
              ---------------------------------        -----------------------------------------------------------------------------
Valley
------------------------------------------------------------------------------------------------------------------------------------
      2004     $11,083      $18,328      6,900                 15241        3922       25.7%         738      4.8%          18.8%
------------------------------------------------------------------------------------------------------------------------------------
      2005     $11,390      $21,140      7,245                 16377        4384       26.8%         839      5.1%          19.1%
------------------------------------------------------------------------------------------------------------------------------------
      2006     $11,741      $20,731      7,607                 17158        4630       27.0%         850      5.0%          18.4%
------------------------------------------------------------------------------------------------------------------------------------




Valley Breakdown:
---------------------------------------------------------------------------
                 Revenues:                   Assets
               PA            NY           PA               NY
      2004      $8,571       $2,512       $15,611                   $2,717
      2005      $9,010       $2,380       $18,363                   $2,777
      2006      $9,328       $2,413       $17,894                   $2,837
---------------------------------------------------------------------------




              ---------------------------------        -----------------------------------------------------------------------------
                                                                                        Operating margins
                                                       -----------------------------------------------------------------------------
                                                                           Valley Total                    Valley NY
              Revenues      Assets   Customers         C&T Combined    Valley      %of C&T     Valley NY    % of C&T    % of Valley
              ---------------------------------        -----------------------------------------------------------------------------
Wellsboro
------------------------------------------------------------------------------------------------------------------------------------
      2004      $9,124       $8,679      5,800
------------------------------------------------------------------------------------------------------------------------------------
      2005      $9,363       $8,593      6,090
------------------------------------------------------------------------------------------------------------------------------------
      2006      $9,454       $8,310      6,395
------------------------------------------------------------------------------------------------------------------------------------


              ---------------------------------        -----------------------------------------------------------------------------
                                                                                        Operating margins
                                                       -----------------------------------------------------------------------------
                                                                           Valley Total                    Valley NY
              Revenues      Assets   Customers         C&T Combined    Valley      %of C&T     Valley NY    % of C&T    % of Valley
              ---------------------------------        -----------------------------------------------------------------------------
Wilderness
------------------------------------------------------------------------------------------------------------------------------------
             See Note 3.
------------------------------------------------------------------------------------------------------------------------------------
      2004
------------------------------------------------------------------------------------------------------------------------------------
      2005
------------------------------------------------------------------------------------------------------------------------------------
      2006
------------------------------------------------------------------------------------------------------------------------------------



              ---------------------------------        -----------------------------------------------------------------------------
                                                                                        Operating margins
                                                       -----------------------------------------------------------------------------
                                                                           Valley Total                    Valley NY
              Revenues      Assets   Customers         C&T Combined    Valley      %of C&T     Valley NY    % of C&T    % of Valley
              ---------------------------------        -----------------------------------------------------------------------------
SEP/Tioga
------------------------------------------------------------------------------------------------------------------------------------
                                    See Note 2.
------------------------------------------------------------------------------------------------------------------------------------
      2004      $9,151       $3,636
------------------------------------------------------------------------------------------------------------------------------------
      2005      $9,922       $3,636
------------------------------------------------------------------------------------------------------------------------------------
      2006     $10,372       $3,854
------------------------------------------------------------------------------------------------------------------------------------



Notes:

Note 1: The Revenues and Assets for C&T include Citizens, Valley, Wellsboro and SEP/Tioga.
The customer number includes Citizens, Valley, and Wellsboro - See Note 2.

Note 2: A customer number for SEP/Tioga is difficult to quantify due to the nature of the business -
many customers make one time purchases and purchases are sometimes made in cash.

Note 3: The transition of Wilderness/Wellsboro into C&T was forecasted to occur in First quarter
2004. Upon completion of the transaction Wilderness will become an inactive corporation. Therefore a forecast was not completed.

                                                                    Exhibit FS-1




                            C & T Enterprises, Inc.

                          CONSOLIDATED FINANCIAL REPORT

                                DECEMBER 31, 2003

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
TABLE OF CONTENTS







                                                                        PAGE NO.

CONSOLIDATED FINANCIAL STATEMENTS:

    Independent Auditor's Report on the Consolidated Financial Statements    1

    Consolidated Balance Sheets                                              2

    Consolidated Statements of Income                                        3

    Consolidated Statements of Stockholders' Equity                          5

    Consolidated Statements of Cash Flows                                    6

    Notes to Consolidated Financial Statements                               8




SUPPLEMENTARY INFORMATION:

    Independent Auditor's Report on Supplementary Information               21

    Consolidating Balance Sheet, by Company                                 22

    Consolidating Statement of Income, by Company                           24

Beard Miller
Company LLP
---------------
Certified Public Accountants and Consultants



                          INDEPENDENT AUDITOR'S REPORT
                    ON THE CONSOLIDATED FINANCIAL STATEMENTS


To the Board of Directors
C & T Enterprises, Inc.
Lewisburg, Pennsylvania


        We have audited the accompanying consolidated balance sheets of C & T Enterprises, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C & T Enterprises, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 13 to the consolidated financial statements, a Company's subsidiary changed its policy for recognizing unbilled revenue for regulatory purposes in 2003.

                                        /s/ Beard Miller Company LLP




Reading, Pennsylvania
February 12, 2004, except for Note 8 as to which the date is March 17, 2004

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS


                                     ASSETS

                                                                          December 31,
                                                                 ------------------------------
                                                                     2003             2002
                                                                 -------------    -------------

UTILITY PLANT

    Plant in service                                              $34,370,540      $32,385,832
    Accumulated depreciation                                      (13,104,496)     (12,432,970)
                                                                 -------------    -------------

                                                                   21,266,044       19,952,862

    Construction work in progress, at cost                            187,131           78,408
                                                                 -------------    -------------

        Total Utility Plant, Net                                   21,453,175       20,031,270
                                                                 -------------    -------------

OTHER PROPERTY AND INVESTMENTS

    Non-utility property                                            2,935,600          964,876
    Investments, marketable equity securities                         649,193          492,390
    Notes receivable, affiliates                                   10,519,038                0
    Goodwill                                                        4,103,656        4,103,656
    Other                                                              78,261            5,755
                                                                 -------------    -------------

        Total Other Property and Investments                       18,285,748        5,566,677
                                                                 -------------    -------------

CURRENT ASSETS

    Cash, primarily interest bearing                                1,179,823        1,764,488
    Accounts receivable:
        Customers, less allowance for uncollectible accounts
           2003 $108,133; 2002 $105,122                             2,181,146        1,313,541
        Unbilled revenue                                            1,050,075        1,196,450
        Other                                                          99,234           24,321
    Notes receivable, affiliates                                      200,000                0
    Advances, affiliates                                              983,813          944,472
    Inventories                                                     3,273,381        1,258,866
    Prepaid expenses                                                  113,356           97,127
    Under recovered natural gas costs                                 574,980                0
    Deferred income taxes                                             114,226          482,916
                                                                 -------------    -------------

        Total Current Assets                                        9,770,034        7,082,181
                                                                 -------------    -------------

DEFERRED DEBITS AND OTHER

    Accounts receivable, affiliates                                   705,799          472,500
    Under recovered natural gas costs                                 477,802          983,051
    Prepaid expenses and other                                        198,639          241,728
                                                                 -------------    -------------

        Total Deferred Debits and Other                             1,382,240        1,697,279
                                                                 -------------    -------------

        Total Assets                                              $50,891,197      $34,377,407
                                                                 =============    =============


See notes to consolidated financial statements.
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                          December 31,
                                                                 ------------------------------
                                                                     2003             2002
                                                                 -------------    -------------

STOCKHOLDERS' EQUITY

    Common stock, no par value; authorized 100,000 shares;
        issued and outstanding 2,000 shares                      $  8,660,130     $  6,400,633
    Retained earnings                                                 637,676           66,670
    Accumulated other comprehensive loss                             (131,846)        (246,347)
                                                                 -------------    -------------

        Total Stockholders' Equity                                  9,165,960        6,220,956
                                                                 -------------    -------------

LONG-TERM DEBT                                                     31,101,777       20,397,594
                                                                 -------------    -------------

CURRENT LIABILITIES

    Line of credit                                                  3,370,000        1,100,000
    Current maturities of long-term debt                              394,691          283,125
    Accounts payable                                                1,035,153          560,219
    Due for purchased electricity and natural gas                   1,610,374        1,691,868
    Regulatory liability                                                    0          935,370
    Over recovered natural gas costs                                        0          433,949
    Accrued expenses                                                1,039,163          572,895
    Deposits:
       Customer deposits                                              199,073          176,344
       Affiliates                                                     499,000          499,000
    Accrued taxes                                                     148,322          257,075
                                                                 -------------    -------------

        Total Current Liabilities                                   8,295,776        6,509,845
                                                                 -------------    -------------

DEFERRED CREDITS AND OTHER LIABILITIES

    Deferred investment tax credits                                     3,244            6,248
    Deferred income taxes                                             560,802          176,162
    Deferred benefits and other                                        39,175           45,530
    Regulatory liability                                              328,435           69,952
    Accrued postretirement cost                                     1,221,200          899,500
    Other liabilities                                                 174,828           51,620
                                                                 -------------    -------------

        Total Deferred Credits and Other Liabilities                2,327,684        1,249,012
                                                                 -------------    -------------


        Total Liabilities and Stockholders' Equity                $50,891,197       $34,377,407
                                                                 =============    ==============


--------------------------------------------------------------------------------
                                     2              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME




                                                                    Years Ended December 31,
                                                                 ------------------------------
                                                                     2003             2002
                                                                 -------------    -------------

OPERATING REVENUES

    Electric                                                      $12,394,514      $11,653,999
    Natural gas                                                    10,845,200        2,038,841
    Petroleum products and other lubricants                         8,548,509                0
                                                                 -------------    -------------

        Total Operating Revenues                                   31,788,223       13,692,840
                                                                 -------------    -------------

OPERATING EXPENSES

    Electric purchased                                              8,394,782        7,886,867
    Natural gas purchased                                           6,734,506        1,324,396
    Cost of petroleum products and other lubricants                 6,743,111                0
    Other operating expenses                                        5,876,671        1,881,961
    Depreciation and amortization                                   1,816,713          785,512
    Taxes, other than income                                        1,153,812          797,217
                                                                 -------------    -------------

        Total Operating Expenses                                   30,719,595       12,675,953
                                                                 -------------    -------------

        Income from Operations                                      1,068,628        1,016,887
                                                                 -------------    -------------

OTHER INCOME

    Interest and dividends                                             91,169           40,445
    Other                                                             226,951           64,348
                                                                 -------------    -------------

        Total Other Income                                            318,120          104,793
                                                                 -------------    -------------

OTHER EXPENSES

    Interest                                                          934,004          538,480
    Loss on sale of investments                                       128,908                0
    Other                                                             148,765           30,333
                                                                 -------------    -------------

        Total Other Expenses                                        1,211,677          568,813
                                                                 -------------    -------------

        Income before Income Taxes                                    175,071          552,867
                                                                 -------------    -------------


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                                     3              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)




                                                                   Years Ended December 31,
                                                                 -----------------------------
                                                                     2003             2002
                                                                 ------------      -----------

        Income before Income Taxes (Brought Forward)                 $175,071         $552,867
                                                                 -------------    -------------

INCOME TAXES

    Federal                                                            31,358          151,868
    State                                                              95,594           81,404
                                                                 -------------    -------------

        Total Income Taxes                                            126,952          233,272
                                                                 -------------    -------------

        Income before Cumulative Effect of Change in                   48,119          319,595
           Accounting Principle

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE,
    NET OF TAX EXPENSE OF $357,296                                    522,887                0
                                                                 -------------    -------------

        Net Income                                                $   571,006       $  319,595
                                                                 =============    =============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                                     4              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2003 and 2002




                                                                              Accumulated
                                                            Retained             Other
                                            Common          Earnings         Comprehensive
                                            Stock           (Deficit)            Loss              Total
                                          --------        ------------      ---------------      --------

BALANCE - DECEMBER 31,
  2001                                     $3,300,633         ($252,925)        ($147,463)        $2,900,245
                                                                                                -------------

    Comprehensive income:
        Net income                                  0           319,595                 0            319,595
        Change in net
          unrealized holding
          losses on
          investments arising
          during the period                         0                 0           (98,884)           (98,884)
                                                                                                -------------

        Total Comprehensive
           Income                                                                                    220,711
                                                                                                -------------


    Capital contribution                    3,100,000                 0                 0          3,100,000
                                         -------------     -------------     -------------      -------------

BALANCE - DECEMBER 31,
  2002                                      6,400,633            66,670          (246,347)         6,220,956
                                                                                                -------------

    Comprehensive income:
        Net income                                  0           571,006                 0            571,006
        Change in net
          unrealized holding
          losses on
          investments arising
          during the period,
          less reclassification
          adjustment                                0                 0           114,501            114,501
                                                                                                -------------

        Total Comprehensive
           Income                                                                                    685,507
                                                                                               -------------

    Capital contribution                    2,259,497                 0                 0          2,259,497
                                         -------------     -------------     -------------      -------------

BALANCE - DECEMBER 31,
  2003                                     $8,660,130          $637,676         ($131,846)        $9,165,960
                                         =============     =============     =============      =============



See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                                     5              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                   Years Ended December 31,
                                                                 -----------------------------
                                                                     2003             2002
                                                                 -----------       -----------

CASH FLOWS FROM OPERATING ACTIVITIES

    Net income                                                      $ 571,006        $ 319,595
    Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
           Depreciation and amortization                            1,816,713          785,512
           Loss on disposal of property and equipment                  54,048                0
           Loss on sale of investments                                128,908                0
           Provision for doubtful accounts                            288,731           25,352
           (Increase) decrease in assets:
               Accounts receivable                                   (731,420)        (736,950)
               Advances, affiliates                                  (236,191)        (213,604)
               Inventories                                         (1,477,883)         370,764
               Prepaid expenses and other                              70,602          (27,645)
               Prepaid taxes                                                0           33,917
               Under/over recovered natural gas costs                (951,820)        (599,937)
           Increase (decrease) in liabilities:
               Accounts payable                                        31,220          151,221
               Due for purchased electricity and natural gas          (81,494)         628,289
               Regulatory liability                                  (928,212)         278,008
               Accrued expenses                                        31,832           15,905
               Accrued taxes                                         (165,698)         257,075
               Deposits                                                22,729            1,559
               Deferred investment tax credits                         (3,004)          (4,011)
               Deferred income taxes                                  584,922           22,243
               Other deferred credits and liabilities                 315,345          202,069
               Stranded cost recovery payable to electric supplier          0           (1,007)
               Other liabilities                                      (41,792)            (501)
                                                                 -------------    -------------

           Net Cash Provided by (Used in) Operating Activities       (701,458)       1,507,854
                                                                 -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES

    Acquisition of business assets of Valley Cities Gas, net of
        liabilities assumed                                          (298,311)     (15,883,519)
    Acquisition of business assets of Witter Oil and Gas             (200,000)               0
    Proceeds from disposal of property and equipment                   81,857                0
    Additions to utility plant                                     (1,783,850)      (1,067,488)
    Other changes in utility plant, net                               (43,028)         (17,692)
    Proceeds from sales of investments                                 87,663                0
    Purchases of investment securities                                (90,467)               0
    Cash received upon transfer of Susquehanna Energy Plus, Inc.      468,727                0
    Loans to affiliates                                           (10,719,038)               0
    Other                                                             (11,426)             324
                                                                 -------------    -------------

           Net Cash Used in Investing Activities                  (12,507,873)     (16,968,375)
                                                                 -------------    -------------


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                                     6              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                                                    Years Ended December 31,
                                                                ------------------------------
                                                                     2003             2002
                                                                ------------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES

    Net borrowings on line of credit                             $  2,270,000     $    850,000
    Proceeds from long-term borrowings                             10,719,038       12,000,000
    Principal payments on long-term debt                             (364,372)         (56,954)
    Proceeds from stockholders' capital contributions                       0        3,100,000
                                                                 -------------    -------------

           Net Cash Provided by Financing Activities               12,624,666       15,893,046
                                                                 -------------    -------------

           Net Increase (Decrease) in Cash                           (584,665)         432,525

CASH - BEGINNING                                                    1,764,488        1,331,963
                                                                 -------------    -------------

CASH - ENDING                                                     $ 1,179,823     $  1,764,488
                                                                 =============    =============

SUPPLEMENTARY CASH FLOWS INFORMATION

    Interest paid                                                $    934,004     $    538,480
                                                                 =============    =============

    Income taxes paid                                            $    279,568     $     71,559
                                                                 =============    =============

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND
    FINANCING ACTIVITIES

    Net assets of Susquehanna Energy Plus, Inc. contributed by   $  2,260,000     $          0
        stockholder                                              =============    =============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                                     7              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1 - PRINCIPLES OF CONSOLIDATION AND NATURE OF BUSINESS

           The consolidated financial statements include the accounts of C & T Enterprises, Inc. (C & T), a holding company, and its subsidiaries, Citizens' Electric Company of Lewisburg, PA. (Citizens), Valley Energy, Inc. (Valley Energy) and Susquehanna Energy Plus, Inc. (Susquehanna Energy). The Companies are collectively referred to herein as the Company. The accompanying financial statements include the operations of Valley Energy from November 7, 2002 and Susquehanna Energy from January 1, 2003. All significant intercompany accounts and transactions have been eliminated.

           Citizens is a regulated public utility distributing electric service in parts of Union and Northumberland Counties, Pennsylvania. Valley Energy is a regulated public utility distributing natural gas to customers in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York. Citizens and Valley Energy are hereinafter collectively referred to as the regulated operations. Susquehanna Energy's principal business activities include the sale of petroleum products, the sale and repair of home heating and air conditioning systems and the sale of lubricants and propane. Susquehanna Energy's operations are located in Mansfield, Pennsylvania.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

           Basis of Accounting

               The Company utilizes the accrual method of accounting which recognizes revenues when earned and expenses when incurred.

               The Company's regulated operations maintain the accounting records in conformity with the uniform system of accounts as prescribed for public utilities by the Federal Energy Regulatory Commission and adopted by the Pennsylvania Public Utility Commission (PUC) and the New York Public Service Commission (NYPSC).

           Regulation

               The Company prepares the financial statements of its regulated operations in accordance with the provisions of Financial Accounting Standards (FAS) 71, "Accounting for the Effects of Certain Types of Regulation." FAS 71 requires a rate-regulated entity to reflect the effects of regulation in its financial statements as regulatory assets or liabilities. Prior to January 1, 2003, the Company recorded a regulatory liability for the difference between revenue recorded in the financial statements and revenue recorded for rate-making purposes.


--------------------------------------------------------------------------------
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


C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

           Goodwill

               The Company tests goodwill for impairment at least annually utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each of its reporting units and compare it to the carrying value, including goodwill, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is recognized. However, a carrying value that exceeds its fair value may be an indication of impaired goodwill. The amount, if any, of the impairment would then be measured and an impairment loss would be recognized. The Company did not record impairment charges during 2003 and 2002.

           Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               Costs that are refundable or recoverable in future periods through natural gas cost recovery rates are subject to audit and approval by the appropriate regulatory body. Changes to the related asset or liability amounts that result from these audits are recorded as a charge to current operations.

           Revenue Recognition

               The Company records revenue from its regulated operations based on the amounts of electricity and natural gas delivered to customers through the end of each accounting period.

               Valley Energy's revenues also include amounts receivable from customers through natural gas cost recovery clauses, which are adjusted annually. Costs that are recoverable or refundable in future periods through the gas recovery clauses are deferred.

           Accounts Receivable

               Accounts receivable are stated at outstanding balances, less an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.

--------------------------------------------------------------------------------
                                     9              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

           Purchased Electricity and Natural Gas

               Citizens purchases power used by its customers under a wholesale contract expiring in December 2007.

               Valley Energy obtains all of its natural gas from an agreement with an energy broker that expires on March 31, 2006.

           Utility Plant

               Utility plant is carried at cost. Additions to utility plant and replacements of property are capitalized at cost. Retirements of utility plant or replacements are removed from utility plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.

               Depreciation of the Company's electric and natural gas utility plant is computed by the straight-line method over the estimated useful lives. These estimated lives are generally as follows:

                                             Electric        Natural Gas
                                           Utility Plant    Utility Plant
                                          ---------------  ---------------
                Distribution plant              25            15 - 50
                General plant                   35             9 - 41
                Equipment                     8 - 15           5 - 15

               The depreciation is computed by the straight-line method. Depreciation expense for utility plant in 2003 and 2002 was $1,182,060 and $546,908, respectively.

           Non-Utility Property

               Non-utility property and equipment are recorded at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred.

               Depreciation is provided using the straight-line method over the estimated useful life of the asset. These lives range from five years for certain vehicles and office equipment to 39 years for certain buildings and improvements.


--------------------------------------------------------------------------------
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                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

           Investments in Marketable Equity Securities

               All marketable equity securities are classified as available for sale. These securities are recorded at fair value, based on quoted market prices and unrealized gains and losses, net of taxes and are reported as a separate component of stockholders' equity. Gains and losses are determined using the specific identification method.

           Cash

               The Company maintains cash balances in checking and daily investment fund accounts. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

           Inventories

               Natural gas inventories and materials and supplies inventories are stated at average cost. Petroleum products other than natural gas are stated using the first-in, first-out method.

           Income Taxes

               Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

               Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

           Comprehensive Income

               Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of equity on the balance sheet, such items, along with net income, are components of comprehensive income.

           Reclassifications

               Certain items on the 2002 financial statements have been reclassified to conform to the 2003 financial statement presentation.

--------------------------------------------------------------------------------
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

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - ACQUISITIONS

           On November 7, 2002, the assets of Valley Cities Gas were acquired by Valley Energy. These assets constitute a natural gas distribution company serving the residents and businesses located in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated to assets and liabilities in 2002 as follows, based on their estimated values:

                Assets acquired:
                    Natural gas inventory                       $  1,347,000
                    Accounts receivable                              166,000
                    Unbilled revenues                                686,000
                    Deferred income taxes                            152,000
                    Prepaid expenses                                 283,000
                    Other current assets                             141,000
                    Plant, property and equipment                 14,082,000
                                                                -------------

                      Total Assets Acquired                       16,857,000
                                                                -------------

                Liabilities assumed:
                    Current liabilities                              146,000
                    Regulatory liabilities                            65,000
                    Post retirement benefits                         319,000
                                                                -------------

                      Total Liabilities Assumed                      530,000
                                                                -------------

                                                                 $16,327,000
                                                                =============

                Cost incurred in prior years                    $    444,000

                Cost incurred in 2002                             15,883,000
                                                                -------------

                                                                 $16,327,000
                                                                =============

           In 2003, the Company revised its preliminary estimate of unbilled revenue. This revision resulted in a decrease in the purchase price allocated to unbilled revenue from the original estimate of approximately $686,000 to the revised estimate of approximately $61,000. Also, in 2003, the seller asserted certain claims against Valley Energy for obligations that the seller believes Valley Energy owes but has not yet paid. The total amount of the claim was approximately $850,000. Valley Energy has subsequently made payments on this claim totaling approximately $300,000. The ultimate amount of the remaining claim that Valley Energy will be responsible to pay will not be known until the legal proceedings have concluded. The Company has recorded a liability for the entire amount of the remaining claim as of December 31, 2003. These adjustments to the preliminary purchase price allocation were all recorded in 2003 and resulted in an increase in the gas plant acquisition account, which is included in utility plant on the accompanying balance sheet, of approximately $1,475,000.

--------------------------------------------------------------------------------
                                    12              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 3 - ACQUISITIONS (CONTINUED)

           Under the terms of the asset purchase agreement, Valley Energy may be required to make additional payments to the seller upon the filing and approval of certain rate relief from Valley Energy's regulatory bodies. This contingent payment could result in Valley Energy making additional payments up to a maximum of $3 million to the seller.

           The accompanying consolidated financial statements include the operations of Valley Energy from November 7, 2002.

           The Company's two stockholders have each agreed to contribute businesses to C & T as part of an organizational restructuring plan. The contribution of Susquehanna Energy was effective on January 1, 2003 and the accompanying consolidated financial statements include the operations of this business from that date. The second business that is to be contributed is Wilderness Area Utilities, Inc., and its wholly-owned subsidiary, Wellsboro Electric Company (Wellsboro). Wellsboro is a regulated electric utility company serving the Wellsboro, Pennsylvania area. Regulatory approval must be obtained before the stockholder will be permitted to contribute this business to C & T. The net assets of Susquehanna Energy were recorded by C & T at their historical carrying value. The following presents condensed balance sheet information for Susquehanna Energy on the date that it was transferred to C & T.

                Current assets, including $468,727 of cash        $1,398,000
                Plant, property and equipment                      1,921,000
                Other non-current assets                              64,000
                Current liabilities                                 (958,000)
                Non-current liabilities                             (165,000)
                                                                -------------

                      Net Assets Transferred                      $2,260,000
                                                                =============

           On January 10, 2003, Susquehanna Energy acquired certain assets of the lubricant division of Witter Oil and Gas, located in Port Allegheny, Pennsylvania for $200,000 plus a $140,000 note payable to the former owner. The acquisition was accounted for using the purchase method of accounting. The accompanying consolidated financial statements include the operations of this acquisition from January 10, 2003.


NOTE 4 - INVENTORIES

           Inventories are comprised of the following at December 31:

                                                                     2003             2002
                                                                --------------     -----------
                Natural gas                                        $2,262,720       $1,022,818
                Petroleum products other than natural gas             754,621                0
                Materials and supplies                                256,040          236,048
                                                                 -------------    -------------

                                                                   $3,273,381       $1,258,866
                                                                 =============    =============

--------------------------------------------------------------------------------
                                    13              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - NON-UTILITY PROPERTY

           Non-utility property is comprised of the following at December 31:

                                                      2003             2002
                                                  ------------      -----------

                Land                               $   204,205      $         0
                Buildings and improvements             678,961                0
                Tanks                                  718,840                0
                Warehouse and station equipment        799,771                0
                Transportation equipment             2,109,764        1,629,835
                Equipment, other                       304,438           70,273
                Office furniture and equipment          48,729                0
                Other                                   47,194           21,704
                                                  -------------    -------------

                                                     4,911,902        1,721,812

                Accumulated depreciation            (1,976,302)        (756,936)
                                                  -------------    -------------

                                                    $2,935,600      $   964,876
                                                  =============    =============

           Depreciation expense recorded on non-utility property was $622,637 and $238,604 in 2003 and 2002, respectively.


NOTE 6 - INVESTMENTS IN MARKETABLE EQUITY SECURITIES

           The following is a summary of the Company's investments in marketable equity securities as of December 31, 2003 and 2002:

                                                      2003             2002
                                                  ------------      -----------

                Aggregate cost                      $781,039         $907,638
                Gross unrealized gains                26,857                0
                Gross unrealized losses             (158,703)        (415,248)
                                                -------------    -------------

                      Fair Value                    $649,193         $492,390
                                                =============    =============

           Proceeds and gross losses from the sale of equity securities were $87,663 and $128,908, respectively, for the year ended December 31, 2003. There were no sales of equity securities in 2002.

--------------------------------------------------------------------------------
                                    14              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - INVESTMENTS IN MARKETABLE EQUITY SECURITIES (CONTINUED)

           Equity investments held at December 31, 2003 are comprised of investments in mutual funds. The Company has recorded unrealized holding losses on six mutual fund investments. The following table shows the investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003. Management believes that holding losses recorded on these investments are not a permanent impairment.

                       Less than 12 Months      12 Months or More              Total
                     ----------------------- -----------------------  -----------------------
                       Fair      Unrealized     Fair      Unrealized     Fair      Unrealized
                      Value       Losses       Value       Losses       Value       Losses
                     ---------  ------------ ----------  -----------  ----------  -----------
      Mutual funds,
         temporarily
         impaired     $22,153       $812      $74,485      $157,891    $96,638    $158,703
                     =========  ============ ==========  ===========  ==========  ===========

NOTE 7 - NOTES RECEIVABLE, AFFILIATES

           As part of the organizational restructuring plan, C & T loaned Wilderness Area Utilities, Inc. (Wilderness) $10,519,038. Interest on this note receivable accrues at the NCSC variable rate, which was 3.2% at December 31, 2003. Wilderness is required to make quarterly principal payments starting December 2005 through November 2038. This note is collateralized by substantially all of the assets of Wilderness.

           C & T has advanced to Wilderness's wholly-owned subsidiary, Wellsboro Electric Company, $200,000 as of December 31, 2003. This advance accrues interest at 4.2% and is repayable within one year from the date of the advance.


--------------------------------------------------------------------------------
                                    15              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - LONG-TERM DEBT AND LINE OF CREDIT

           Long-term debt consists of the following at December 31:

                                                                              2003             2002
                                                                          ------------     ------------
            Note payable to National Cooperative Services
                Corporation (NCSC), payable in quarterly
                installments through 2033.  This note is guaranteed
                by Citizens.                                              $  8,618,828     $  8,680,719
            Note payable to NCSC, payable in quarterly
                installments through 2032. This note is guaranteed
                by the two stockholders.                                    11,778,858       12,000,000
            Note payable to NCSC, payable in quarterly
                installments beginning in December 2005. This
                note is guaranteed by Wellsboro.                            10,519,038                0
            Note payable to NCSC in quarterly installments
                beginning in March 2004.                                       200,000                0
            Various other notes.                                               379,744                0
                                                                          -------------    -------------

                                                                            31,496,468       20,680,719

            Current maturities                                                (394,691)        (283,125)
                                                                          -------------    -------------

                                                                           $31,101,777      $20,397,594
                                                                          =============    =============

           Interest on the NCSC notes accrues at the NCSC variable rate, which was 3.20% and 5.05% at December 31, 2003 and 2002, respectively.

           C & T has a $5,000,000 revolving line of credit from NCSC available until February 2009 with interest at a rate fixed periodically by NCSC not to exceed The Wall Street Journal prime rate plus 1%. At December 31, 2003 and 2002, there were borrowings outstanding on the line of credit of $3,370,000 and $1,100,000, respectively.

           All notes and the line of credit are collateralized by a security interest in substantially all of the consolidated assets of the Company.

           The loan agreements contain provisions which, among other things, require a minimum debt service coverage ratio, minimum equity requirements, restrict mergers, changes in ownership and sale of assets, and limit dividends, investments and loans. The Company was not in compliance with the minimum equity requirement as of December 31, 2003. NCSC has waived that requirement of the agreements on March 17, 2004. The Company's debt service coverage ratio as defined in the agreements for 2003 was 2.83%.

--------------------------------------------------------------------------------
                                    16              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - LONG-TERM DEBT AND LINE OF CREDIT (CONTINUED)

           The estimated amounts of maturities of long-term debt for each of the five years subsequent to December 31, 2003 are as follows:

                       2004                                   $394,691
                       2005                                    556,355
                       2006                                    942,131
                       2007                                    959,124
                       2008                                    978,094

NOTE 9 - INCOME TAX MATTERS

           Net deferred tax assets and liabilities consist of the following components as of December 31, 2003 and 2002:

                                                    2003             2002
                                                -------------    ------------

                Deferred tax assets               $2,486,059         $979,492
                Valuation allowance               (1,903,925)        (135,368)
                                                -------------    -------------

                                                     582,134          844,124

                Deferred tax liabilities          (1,028,710)        (537,370)
                                                -------------    -------------

                                                   ($446,576)        $306,754
                                                =============    =============

           Deductible temporary differences giving rise to deferred tax assets related primarily to deferred compensation, accrued vacation, postretirement cost, regulatory liability, unrealized losses on investments, state net operating loss carryforwards and allowance for uncollectible accounts. Taxable temporary differences giving rise to deferred tax liabilities related primarily to utility plant and property and equipment.

           The deferred tax amounts mentioned above have been classified on the accompanying consolidated balance sheets as of December 31, 2003 and 2002 as follows:

                                                     2003             2002
                                                -------------    ------------

                Current assets                     $114,226         $482,916
                Noncurrent liabilities             (560,802)        (176,162)
                                                -------------    -------------

                                                  ($446,576)        $306,754
                                                =============    =============


--------------------------------------------------------------------------------
                                    17              Beard Miller Company LLP
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                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INCOME TAX MATTERS (CONTINUED)

           The provision for income taxes charged to operations for the years ended December 31, 2003 and 2002 consists of the following:

                                                                     2003             2002
                                                                 -------------    ------------
                Federal:
                    Current tax expense (benefit)                   ($330,689)        $114,998
                    Amortization of investment credits                 (3,004)          (4,011)
                    Deferred tax expense                              365,051           40,881
                                                                 -------------    -------------

                                                                       31,358          151,868
                                                                 -------------    -------------

                State:
                    Current tax expense                                68,859          100,042
                    Deferred tax expense (benefit)                     26,735          (18,638)
                                                                 -------------    -------------

                                                                       95,594           81,404
                                                                 -------------    -------------

                                                                     $126,952         $233,272
                                                                 =============    =============

           The income tax provision differs from the amount of income tax determined by applying the statutory tax rates to pretax income (loss) for the years ended December 31, 2003 and 2002 due to the following:

                                                                            2003             2002
                                                                        -------------    ------------
                Statutory income tax expense (benefit)                     $  70,028         $224,430
                Increase (decrease) in income taxes resulting from:
                    Tax exempt income                                         (1,216)            (975)
                    Amortization of investment tax credits                    (3,004)          (4,011)
                    Valuation allowance, net of federal tax effect            51,661           20,208
                    Other                                                      9,483           (6,380)
                                                                        -------------    -------------

                                                                            $126,952         $233,272
                                                                        =============    =============

           The Company has approximately $6,184,000 of state net operating loss carryforwards and approximately $4,367,000 of federal net operating loss carryforwards for income tax purposes which expire between the years 2017 and 2023. Valuation allowances of $78,274 and $31,089 were recorded during 2003 and 2002, respectively, for these federal and state loss carryforwards which may expire unutilized.

--------------------------------------------------------------------------------
                                    18              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - PENSION PLANS AND POSTRETIREMENT BENEFIT PLANS

           C & T is a member of the National Rural Electric Cooperative Association (NRECA) Retirement and Savings Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with the plan provisions. Contributions to this plan were approximately $807,740 and $629,000, of which $552,964 and $530,000 was reimbursed by affiliates in 2003 and 2002, respectively. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the Act) may, under certain circumstances, cause the Company to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. The Company has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon the Company's proportional share of the plan's unfunded vested benefits. The Company has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any.

           C & T is also a member of the NRECA SelectRE Pension Plan (SelectRE
        Plan). The Company makes a matching contribution of 200 percent of the employees' contributions, up to 2.5 percent of compensation. Contributions to the Plan were $287,830 and $240,778 of which $197,293 and $202,810 was reimbursed by affiliates in 2003 and 2002, respectively.

           C & T has a postretirement health care plan covering substantially all employees. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth the plan's funded status and the amount of accrued benefit cost of the plan as of December 31, 2003 and 2002:



                                                                     2003             2002
                                                                 -------------    ------------
                Benefit obligation                                 $1,221,200        $899,500
                Amounts allocated to affiliates                      (705,800)       (472,500)
                                                                 -------------    -------------

                      Accrued Benefit Cost Attributable to the
                         Company                                   $  515,400        $427,000
                                                                 =============    ============

                Company's allocation of benefit expense            $   88,400        $ 47,000
                                                                 =============    ============

                Discount rate                                          6.75%            7.00%
                                                                 =============    ============

           For measurement purposes, an 14.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2003. The rate was assumed to decrease gradually to 5.5% in 2012 and remain at that level thereafter.


--------------------------------------------------------------------------------
                                    19              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - COMPREHENSIVE INCOME (LOSS)

           The components of other comprehensive income and related tax effects for the years ended December 31, 2003 and 2002 are as follows:




                                                                            2003             2002
                                                                        -------------    ------------

                Unrealized holding gains (losses) on available for
                    sale securities, less tax effect 2003 $61,135;
                    2002 ($67,568)                                        $   92,870         ($98,884)
                Less reclassification adjustment for losses realized
                    in net income, less tax effect 2003 $53,561;
                    2002 $-0-                                                 75,347                0
                Deferred tax valuation allowance                             (53,716)               0
                                                                        -------------    -------------

                                                                            $114,501         ($98,884)
                                                                        =============    =============

NOTE 12 - RELATED PARTY TRANSACTIONS

           In the ordinary course of business, the Company's activities involve significant transactions with its affiliates. As of and for the years ended December 31, 2003 and 2002, transactions included in the financial statements approximated the following amounts:

                                                                    2003             2002
                                                                  ------------      -----------

                Leasing revenue                                   $   146,943     $    209,923
                Accounts receivable from affiliates                 1,689,612        1,416,972
                Deposits payable to affiliates                        499,000          499,000
                Expenses allocated to affiliates                      638,797          772,699
                Payroll and benefits allocated to affiliates        4,468,576        5,747,976


NOTE 13 - CHANGE IN ACCOUNTING PRINCIPLE

           Effective January 1, 2003, Citizens began to report revenues related to unbilled revenue to its regulators for rate-making purposes. Accordingly, Citizens has not recorded a regulatory liability for unbilled revenue during 2003. This change in accounting policy resulted in additional income of $522,887, net of taxes of $357,296. The pro forma net income for the years ended December 31, 2003 and 2002, assuming the change was applied retroactively, would have been $48,119 and $455,982, respectively.


--------------------------------------------------------------------------------
                                    20              Beard Miller Company LLP
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                                                    and Consultants

Beard Miller
Company LLP
---------------
Certified Public Accountants and Consultants


            INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION


To the Board of Directors
C & T Enterprises, Inc.
Lewisburg, Pennsylvania


        Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the basic consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.


                                        /s/ Beard Miller Company LLP



Reading, Pennsylvania
February 12, 2004, except for Note 8 as to which the date is March 17, 2004

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATING BALANCE SHEET, BY COMPANY


                                     ASSETS


                                                                                   December 31, 2003
                                                     -------------------------------------------------------------------------------
                                                                   Citizens
                                                                   Electric
                                                         C&T       Company of    Valley     Susquehanna
                                                      Enterprise   Lewisburg,    Energy,      Energy
                                                         Inc.         PA.         Inc.         Plus      Eliminations  Consolidated
                                                      -----------  ---------   ----------- ------------  ------------  ------------
UTILITY PLANT

   Plant in service                                   $        0   $11,980,099  $22,390,441     $     0      $      0  $34,370,540
   Accumulated depreciation                                    0    (6,036,153)  (7,068,343)          0             0  (13,104,496)
                                                      ----------   -----------  -----------  -----------  -----------   ----------

                                                               0     5,943,946   15,322,098           0             0   21,266,044
   Construction work in progress, at cost                      0       129,292       57,839           0             0      187,131
                                                      ----------   -----------  -----------  -----------  -----------   ----------

      Total Utility Plant, Net                                 0     6,073,238   15,379,937           0             0   21,453,175
                                                      ----------   -----------  -----------  -----------  -----------   ----------

OTHER PROPERTY AND INVESTMENTS

   Non-utility property                                  798,074        21,704       25,490   2,090,332             0    2,935,600
   Investments, marketable equity securities                   0       649,193            0           0             0      649,193
   Investment in subsidiaries                         13,543,937             0            0           0   (13,543,937)           0
   Notes receivable, subsidiaries and affiliates      23,081,113             0            0           0   (12,562,075)  10,519,038
   Goodwill                                                    0     3,978,203            0           0       125,453    4,103,656
   Other                                                       0        16,628            0      61,633             0       78,261
                                                      ----------   -----------  -----------  -----------  -----------   ----------

      Total Other Property and
         Investments                                  37,423,124     4,665,728       25,490   2,151,965   (25,980,559)  18,285,748
                                                      ----------   -----------  -----------  -----------  -----------   ----------

CURRENT ASSETS

   Cash, primarily interest bearing                      330,642       650,977      141,327      56,877             0    1,179,823
   Accounts receivable:
     Customers                                                 0       560,891      942,542     677,713             0    2,181,146
     Unbilled revenue                                          0       798,372      251,703           0             0    1,050,075
     Other                                                     0        67,978        3,643      27,613             0       99,234
   Notes receivable, subsidiaries and affiliates       6,183,885             0            0           0    (5,983,885)     200,000
   Advances, subsidiaries and affiliates               1,270,663       115,075      100,398           0      (502,323)     983,813
   Inventories                                                 0        78,258    2,438,277     756,846             0    3,273,381
   Prepaid expenses                                       74,002         7,029            0      32,325             0      113,356
   Prepaid taxes                                         211,899             0      142,534           0      (354,433)           0
   Under recovered natural gas costs                           0             0      574,980           0             0      574,980
   Deferred income taxes                                       0        60,836       53,390           0             0      114,226
                                                      ----------    -----------  ----------- -----------   -----------  ----------

      Total Current Assets                             8,071,091     2,339,416    4,648,794   1,551,374    (6,840,641)   9,770,034
                                                      ----------    -----------  ----------- -----------   -----------  ----------

DEFERRED DEBITS AND OTHER

   Accounts receivable, subsidiaries and affiliates    1,221,200             0            0           0      (515,401)     705,799
   Under recovered natural gas costs                           0             0      477,802           0             0      477,802
   Deferred income taxes                                 186,561             0            0           0      (186,561)           0
   Prepaid expenses and other                              2,999             0      195,640           0             0      198,639
                                                      ----------    -----------  ----------- -----------   -----------  ----------

      Total Deferred Debits and Other                  1,410,760             0      673,442           0      (701,962)   1,382,240
                                                      ----------    -----------  ----------- -----------   -----------  ----------

      Total Assets                                   $46,904,975   $13,078,382  $20,727,663  $3,703,339  ($33,523,162) $50,891,197
                                                     ===========   ===========  ===========  =========== ============= ===========


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                                    22              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATING BALANCE SHEET, BY COMPANY (CONTINUED)




                                                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                   December 31, 2003
                                                      ------------------------------------------------------------------------------
                                                                   Citizens
                                                                   Electric
                                                         C&T       Company of    Valley     Susquehanna
                                                      Enterprise   Lewisburg,    Energy,      Energy
                                                         Inc.         PA.          Inc.         Plus     Eliminations  Consolidated
                                                      -----------  ---------   ----------- ------------  ------------  ------------

STOCKHOLDERS' EQUITY

   Common stock                                       $8,660,130   $1,394,720   $3,000,000   $1,261,575  ($5,656,295)   $8,660,130
   Paid-in capital                                             0      392,776            0    4,704,399   (5,097,175)            0
   Retained earnings                                     637,676    6,926,166      215,794   (4,113,704)  (3,028,256)      637,676
   Accumulated other comprehensive loss                        0     (117,133)           0            0      (14,713)     (131,846)
                                                      ----------   -----------  -----------  -----------  -----------   ----------

                                                       9,297,806    8,596,529    3,215,794    1,852,270  (13,796,439)    9,165,960
   Treasury stock, at cost                                     0     (367,824)           0            0      367,824             0
                                                      ----------   -----------  -----------  -----------  -----------   ----------

      Total Stockholders' Equity                       9,297,806    8,228,705    3,215,794    1,852,270  (13,428,615)    9,165,960
                                                      ----------   -----------  -----------  -----------  -----------   ----------

LONG-TERM DEBT                                        30,809,802            0   12,371,619      482,431  (12,562,075)   31,101,777
                                                      ----------   -----------  -----------  -----------  -----------   ----------

CURRENT LIABILITIES

   Line of credit                                      3,370,000            0    2,770,000      351,700   (3,121,700)    3,370,000
   Current maturities of long-term debt                  306,922    2,562,307      290,334       97,313   (2,862,185)      394,691
   Accounts payable                                      387,147       65,172       79,512      516,146      (12,824)    1,035,153
   Due for purchased electricity and natural gas               0      857,503      752,871            0            0     1,610,374
   Accrued expenses                                      762,104       78,778      216,953      279,729     (298,401)    1,039,163
   Deposits:
    Customer deposits                                          0      127,345       71,728            0            0       199,073
    Affiliates                                           690,098            0            0            0     (191,098)      499,000
   Accrued taxes                                               0      502,755            0            0     (354,433)      148,322
                                                      ----------   -----------  -----------  -----------  -----------   ----------

      Total Current Liabilities                        5,516,271    4,193,860    4,181,398    1,244,888   (6,840,641)    8,295,776
                                                      ----------   -----------  -----------  -----------  -----------   ----------

DEFERRED CREDITS AND OTHER LIABILITIES

  Deferred investment tax credits                              0        3,244            0            0            0         3,244
  Deferred income taxes                                   59,896      431,591      245,745            0     (176,430)      560,802
  Deferred benefits and other                                  0       39,175            0            0            0        39,175
  Regulatory liability                                         0            0      328,435            0            0       328,435
  Accrued postretirement cost                          1,221,200      130,729      384,672            0     (515,401)    1,221,200
  Other liabilities                                            0       51,078            0      123,750            0       174,828
                                                      ----------   -----------  -----------  -----------  -----------   ----------

      Total Deferred Credits and Other Liabilities     1,281,096      655,817      958,852      123,750     (691,831)    2,327,684
                                                      ----------   -----------  -----------  -----------  -----------   ----------

      Total Liabilities and Stockholders' Equity     $46,904,975  $13,078,382  $20,727,663   $3,703,339 ($33,523,162)  $50,891,197
                                                     ===========  ===========  ===========   ========== =============  ===========



--------------------------------------------------------------------------------
                                    23              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------
CONSOLIDATING STATEMENT OF INCOME, BY COMPANY




                                                                               Year Ended December 31, 2003
                                                     ------------------------------------------------------------------------------
                                                                  Citizens
                                                                  Electric
                                                        C&T       Company of    Valley     Susquehanna
                                                     Enterprise   Lewisburg,    Energy,      Energy
                                                        Inc.         PA.         Inc.         Plus      Eliminations  Consolidated
                                                     -----------  ---------   ----------- ------------  ------------  ------------
OPERATING REVENUES

   Electric                                          $        0  $12,394,514    $       0    $       0      $     0    $12,394,514
   Natural gas                                                0            0   10,845,200            0            0     10,845,200
   Petroleum products and other lubricants                    0            0            0    8,548,509            0      8,548,509
                                                     ----------  -----------  -----------  -----------  -----------    -----------

      Total Operating Revenues                                0   12,394,514   10,845,200    8,548,509            0     31,788,223
                                                     ----------   -----------  -----------  -----------  -----------    ----------

OPERATING EXPENSES

   Electric purchased                                         0    8,394,782            0            0            0      8,394,782
   Natural gas purchased                                      0            0    6,734,506            0            0      6,734,506
   Cost of petroleum products and other lubricants            0            0            0    6,743,111            0      6,743,111
   Other operating expenses                            (269,446)   1,762,093    2,419,632    1,964,392            0      5,876,671
   Depreciation and amortization                        294,238      464,944      717,116      340,415            0      1,816,713
   Taxes, other than income                              14,550      807,224      227,949      104,089            0      1,153,812
                                                     ----------   -----------  -----------  -----------  -----------    ----------

      Total Operating Expenses                           39,342   11,429,043   10,099,203    9,152,007            0     30,719,595
                                                     ----------   -----------  -----------  -----------  -----------    ----------

      Income (Loss) from Operations                     (39,342)     965,471      745,997     (603,498)           0      1,068,628
                                                     ----------   -----------  -----------  -----------  -----------    ----------

OTHER INCOME

   Interest and dividends                               745,789       16,268            0       24,153     (695,041)        91,169
   Other                                                503,293        2,469      184,443       92,937     (556,191)       226,951
                                                     ----------   -----------  -----------  -----------  -----------    ----------

      Total Other Income                              1,249,082       18,737      184,443      117,090   (1,251,232)       318,120
                                                     ----------   -----------  -----------  -----------  -----------    ----------

OTHER EXPENSES

   Interest                                             894,067      131,672      556,836       46,470     (695,041)      934,004
   Loss on sale of investments                                0      118,777            0            0       10,131       128,908
   Other                                                      0       11,894      136,871            0            0       148,765
                                                     ----------   -----------  -----------  -----------  -----------   ----------

      Total Other Expenses                              894,067      262,343      693,707       46,470     (684,910)    1,211,677
                                                     ----------   -----------  -----------  -----------  -----------   ----------

      Income before Income Taxes (Benefits)             315,673      721,865      236,733     (532,878)    (566,322)      175,071
                                                     ----------   -----------  -----------  -----------  -----------   ----------

INCOME TAXES (BENEFITS)

   Federal                                             (255,910)     208,197       79,071            0            0        31,358
   State                                                    577       70,684       24,333            0            0        95,594
                                                     ----------   -----------  -----------  -----------  -----------   ----------

      Total Income Taxes (Benefits)                    (255,333)     278,881      103,404            0            0       126,952
                                                     ----------   -----------  -----------  -----------  -----------   ----------

      Income (Loss) before Cumulative Effect of
         Change in Accounting Principle                 571,006      442,984      133,329     (532,878)    (566,322)       48,119

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE, NET OF TAX EXPENSE                              0      522,887            0            0            0       522,887
                                                     ----------   -----------  -----------  -----------  -----------   ----------

      Net Income (Loss)                              $  571,006    $ 965,871    $  133,329   ($532,878)   ($566,322)    $ 571,006
                                                     ==========   ===========  ===========  ===========  ===========   ==========

--------------------------------------------------------------------------------
                                    24              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

                                                                    Exhibit FS-2



                            TRI-COUNTY RURAL ELECTRIC
                            -------------------------
                       COOPERATIVE, INC. AND SUBSIDIARIES
                       ----------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------

                     YEARS ENDED DECEMBER 31, 2003 AND 2002
                     --------------------------------------

                          Independent Auditors' Report
                          ----------------------------


The Board of Directors
Tri-County Rural Electric Cooperative, Inc.
Mansfield, Pennsylvania

We have audited the accompanying consolidated balance sheets of Tri-County Rural Electric Cooperative, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of revenue, equities, and cash flows for the years then ended. These financial statements are the responsibility of the Cooperative's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-County Rural Electric Cooperative, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. In accordance with Government Auditing Standards, we have also issued a report dated February 18, 2004, on our consideration of Tri-County Rural Electric Cooperative's internal control over financial reporting and our tests of its compliance with certain provisions of laws, regulations, contracts and grants. That report is an integral part of an audit performed in accordance with Government Auditing Standards and should be read in conjunction with this report in considering the results of our audits.




                                      Certified Public Accountants

February 18, 2004

                   Independent Auditors' Report on Compliance
                and on Internal Control Over Financial Reporting
                ------------------------------------------------

The Board of Directors
Tri-County Rural Electric Cooperative, Inc.
Mansfield, Pennsylvania

We have audited the consolidated financial statements of Tri-County Rural Electric Cooperative, Inc. as of and for the years ended December 31, 2003 and 2002, and have issued our report thereon dated February 18, 2004. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States.

Compliance

As part of obtaining reasonable assurance about whether the financial statements are free of material misstatement, we performed tests of Tri-County Rural Electric Cooperative, Inc.'s compliance with laws, regulations contracts and grants, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance that are required to be reported under Government Auditing Standards.

Internal Control Over Financial Reporting

In planning and performing our audits, we considered Tri-County Rural Electric Cooperative's internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control over financial reporting. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the information and use of the Board of Directors, management, the Rural Utilities Service, and supplemental lenders and is not intended to be and should not be used by anyone other than these specified parties. However, this report is a matter of public record and its distribution is not limited.



                                      Certified Public Accountants
February 18, 2004

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS




                                                                                        December 31,
                                                                                 ---------------------------
                                                                                   2003               2002
                                                                                   ----               ----

                                   ASSETS (Note 1)
                                   ------

ELECTRIC PLANT (Note 2):
    In service - at cost                                                        $  70,353,578     $  67,778,951
    Construction work in progress                                                     904,133           605,070
                                                                                -------------     -------------
                                                                                   71,257,711        68,384,021
    Less accumulated provisions for depreciation                                   20,267,570        18,781,004
                                                                                -------------     -------------
                    TOTAL ELECTRIC PLANT                                           50,990,141        49,603,017
                                                                                -------------     -------------

OTHER ASSETS AND INVESTMENTS:
    Investments in and advances to associated organizations (Note 3)                8,532,052         7,869,402
    Investment in economic development project (Note 4)                               118,177           118,177
    Non-utility property, net of accumulated depreciation of
        $45,647 and $36,159 for 2003 and 2002, respectively                           407,885           417,374
    Excess of cost of subsidiary acquired over fair value of net assets
        at date of acquisition, net of accumulated amortization (Note 7)            4,864,324         4,864,324
                                                                                -------------     -------------
                    TOTAL OTHER ASSETS AND INVESTMENTS                             13,922,438        13,269,277
                                                                                -------------     -------------

CURRENT ASSETS:
    Cash - general funds                                                            1,985,337         1,447,837
    Accounts receivable (less accumulated provision for
        uncollectible accounts of $154,258 and $149,970 for
        2003 and 2002, respectively)                                                2,906,492         2,271,915
    Materials and supplies (at average cost)                                          674,173           703,021
    Other current and accrued assets                                                2,233,197         2,031,314
                                                                                -------------     -------------
                    TOTAL CURRENT ASSETS                                            7,799,199         6,454,087
                                                                                -------------     -------------

DEFERRED CHARGES (Note 6)                                                             393,391           378,545
                                                                                -------------     -------------
                                                                                $  73,105,169     $  69,704,926
                                                                                =============     =============


                                                                                        December 31,
                                                                                 ---------------------------
                                                                                   2003               2002
                                                                                   ----               ----

                          EQUITIES AND LIABILITIES
                          ------------------------
EQUITIES:
    Memberships                                                                 $     249,105     $     265,575
    Patronage capital (Note 8)                                                     17,153,611        16,450,563
    Retained deficit                                                               (2,509,197)       (2,667,281)
    Other equities (Note 9)                                                           (81,015)         (616,665)
                                                                                -------------     -------------

                    TOTAL EQUITIES                                                 14,812,504        13,432,192
                                                                                -------------     -------------

LONG-TERM DEBT:
    RUS mortgage notes, less current maturities (Note 10)                              11,958         4,012,065
    CFC mortgage notes, less current maturities (Note 10)                          40,986,723        47,337,408
    Related party mortgage notes, less current maturities (Note 10)                11,481,102               -
    Other (Note 10)                                                                   235,959           241,389
                                                                                -------------     -------------

                    TOTAL LONG-TERM DEBT                                           52,715,742        51,590,862
                                                                                -------------     -------------

OTHER NON-CURRENT LIABILITIES:
    Accumulated postretirement benefit obligations (Note 11)                          507,770           420,253
    Accumulated provision for storm damage                                            250,000               -
    Amounts due to related companies (Note 16)                                        200,000               -
                                                                                -------------     -------------

                    TOTAL OTHER NON-CURRENT LIABILITIES                               957,770           420,253
                                                                                -------------     -------------

CURRENT LIABILITIES:
    Demand notes                                                                          -             205,000
    Current maturities of long-term debt (Note 10)                                  1,089,092           875,531
    Accounts payable:
        Purchased power                                                             1,350,381         1,331,592
        Other                                                                         650,956           480,271
    Consumer deposits and prepayments                                                 123,480           117,123
    Other current and accrued liabilities                                             653,229           487,313
                                                                                -------------     -------------

                    TOTAL CURRENT LIABILITIES                                       3,867,138         3,496,830
                                                                                -------------     -------------

                    TOTAL LIABILITIES                                              57,540,650        55,507,945
                                                                                -------------     -------------

DEFERRED CREDITS (Note 12)                                                            752,015           764,789
                                                                                -------------     -------------

COMMITMENTS (Notes 11, 15 and 16)
                                                                                $  73,105,169     $  69,704,926
                                                                                =============     =============


See accompanying summary of accounting policies and notes to consolidated financial statements.

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF REVENUE




                                                                                   Year ended December 31,
                                                                                 ---------------------------
                                                                                   2003               2002
                                                                                   ----               ----


OPERATING REVENUES                                                              $  29,838,025     $  26,385,585
                                                                                -------------     -------------

OPERATING EXPENSES:
    Cost of power                                                                  15,510,797        14,419,164
    Transmission expense                                                                3,847             7,082
    Distribution - operations                                                       1,250,714         1,204,999
    Distribution - maintenance                                                      3,548,104         1,949,357
    Consumer accounts                                                               1,274,226         1,224,136
    Sales                                                                             300,860           300,384
    Administrative and general                                                      2,301,237         2,001,720
    Depreciation                                                                    2,135,106         2,099,419
    Taxes                                                                             582,727           471,408
    Interest - other                                                                  172,328           289,661
                                                                                -------------     -------------

                    TOTAL OPERATING EXPENSES                                       27,079,946        23,967,330
                                                                                -------------     -------------

                    Operating margins before fixed charges                          2,758,079         2,418,255

FIXED CHARGES -
    Interest on long-term debt                                                      2,052,639         2,078,225
                                                                                -------------     -------------

                    Operating margins after fixed charges                             705,440           340,030

G & T AND OTHER CAPITAL CREDITS                                                      169,568             80,750
                                                                                -------------     -------------

                    Net operating margins                                            875,008            420,780
                                                                                -------------     -------------

NONOPERATING MARGINS:
    Interest income                                                                    59,643            63,877
    Other nonoperating income                                                          95,362            43,604
    Equity in earnings of subsidiary                                                  500,837           119,436
                                                                                -------------     -------------

                    TOTAL NONOPERATING MARGIN                                         655,842           226,917
                                                                                -------------     -------------

NET MARGINS, before taxes on income                                                 1,530,850           647,697


TAXES ON INCOME (Note 13)                                                            (118,847)         (208,937)
                                                                                -------------     -------------

NET MARGINS, before cumulative effect of a change
      in accounting principle                                                       1,412,003           438,760
                                                                                -------------     -------------

Cumulative effect of change in accounting for goodwill (Note 7)                           -            (152,797)
                                                                                -------------     -------------

NET MARGINS                                                                     $   1,412,003     $     285,963
                                                                                =============     =============


See accompanying summary of accounting policies and notes to consolidated financial statements.

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EQUITIES
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002




                                                                            Patronage         Retained           Other
                                                    Memberships              Capital          Earnings          Equities
                                                    -----------            -----------      ------------      ------------

BALANCE, at December 31, 2001                       $      281,685       $   16,084,569     $   (2,387,272)   $   (616,665)


    Membership fees cancelled                              (16,110)                 -                  -               -
    Prior year's accumulated earnings
     of subsidiaries previously recognized by
     Tri-County, eliminated in consolidation                   -                    -             (193,146)            -
    Net margins                                                -                365,994            (80,031)            -
    Dividends paid                                             -                    -               (6,832)            -
                                                    --------------       --------------     --------------    ------------

BALANCE, at December 31, 2002                              265,575           16,450,563         (2,667,281)       (616,665)


    Membership fees cancelled                              (16,470)                 -                  -               -
    Net margins                                                -              1,247,313            164,690             -
    Non-operating margins applied against
      prior year accumulated losses                                            (539,870)                           539,870
    Retirement of patronage capital                            -                 (4,395)               -               -
    Gain on early retirement of patronage
         capital                                               -                    -                  -             4,280
    Purchase of preferred stock                                -                    -                  -            (8,500)
    Dividends paid                                             -                    -               (6,606)            -
                                                    --------------       --------------     --------------    ------------

BALANCE, at December 31, 2003                       $      249,105       $   17,153,611     $   (2,509,197)   $    (81,015)
                                                    ==============       ==============     ==============    ============


See accompanying summary of accounting policies and notes to consolidated financial statements.

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF CASH FLOWS (NOTE 14)


                                                                                   Year ended December 31,
                                                                                 ---------------------------
                                                                                   2003               2002
                                                                                   ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net margins                                                                 $   1,412,003     $     438,760
                                                                                -------------     -------------

    Adjustments to reconcile net margins to net cash
    provided by operating activities:
        Depreciation and amortization                                               2,147,475         2,319,510
        G & T and other capital credits                                              (169,568)          (80,750)
        Increase in accumulated postretirement benefit obligations                     84,836            69,320
        Change in accumulated provision for storm damage                              250,000               -
        Change in deferred income taxes                                                73,656           130,319
        Gain on sale of assets                                                         (7,538)              -
        Loss on impairment of goodwill                                                    -             152,797
        Provision for losses on accounts receivable                                     4,288            (4,980)
        Change in operating assets and liabilities:
          Accounts receivable                                                        (638,038)         (126,232)
          Material and supplies                                                        28,848            28,558
          Current and accrued assets                                                 (182,867)         (156,451)
          Deferred charges                                                            (30,690)           (3,294)
          Accounts payable                                                            104,000          (410,251)
          Consumer deposits and prepayments                                             6,357            10,015
          Current and accrued liabilities                                             105,742           286,477
          Deferred credits                                                            (83,201)           51,145
          Accumulated postretirement benefit obligation                                 3,600           (14,660)
                                                                                -------------     -------------

                    Total adjustments                                               1,696,900         2,251,523
                                                                                -------------     -------------

                    Net cash provided by operating activities                       3,108,903         2,690,283
                                                                                -------------     -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Extension and replacement of plant                                             (3,318,024)       (2,888,088)
    Proceeds from sale of assets                                                       12,553               -
    Plant removal cost                                                               (207,958)         (236,641)
    Increase in invested funds                                                       (343,082)       (1,735,185)
    Investment in and loans to/from related companies                                 183,355           (87,552)
                                                                                -------------     -------------

                    Net cash used in investing activities                          (3,673,156)       (4,947,466)
                                                                                -------------     -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings (repayments) under line of credit agreement                      1,105,035          (295,000)
    Advances from RUS and CFC                                                       1,531,551         7,333,701
    Reduction of long-term debt:
        RUS                                                                           (56,879)         (611,751)
        CFC                                                                        (1,440,984)       (4,121,492)
        Other                                                                          (5,279)           (4,888)
    Membership fees                                                                   (16,470)          (16,110)
    Retirement of capital credits and dividends paid                                   (6,721)           (6,832)
    Purchase of preferred stock                                                        (8,500)              -
                                                                                -------------     -------------

                    Net cash provided by financing activities                       1,101,753         2,277,628
                                                                                -------------     -------------

NET INCREASE IN CASH                                                                  537,500            20,445

CASH, at beginning of year                                                          1,447,837         1,427,392
                                                                                -------------     -------------

CASH, at end of year                                                            $   1,985,337     $   1,447,837
                                                                                =============     =============


See accompanying summary of accounting policies and notes to consolidated financial statements.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES

================================================================================

BUSINESS

       Tri-County Rural Electric Cooperative, Inc.
       -------------------------------------------

       Tri-County Rural Electric Cooperative, Inc. is a rural electric cooperative utility established under the laws of the Commonwealth of Pennsylvania. Financing assistance is provided by the U.S. Department of Agriculture, Rural Utilities Service (RUS) and, therefore, Tri-County is subject to certain rules and regulations imposed on rural electric borrowers. Tri-County is a distribution cooperative, providing electricity to its owner/members in northeastern Pennsylvania. Credit is granted for sales made.

       Tri-County maintains its accounting records in accordance with the Federal Energy Regulatory Commission's chart of accounts as modified and adopted by RUS.

       In the normal course of business, Tri-County Rural Electric Cooperative, Inc. is a party to financial instruments with off-balance sheet credit risk. These financial instruments include cash accounts in commercial banks located principally in or near Tioga County, Pennsylvania, and investments in associated organizations. The cash balances are secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The investments in associated organizations are unsecured.

       Tri-County is committed to purchase substantially all of its electric power and energy requirements from a generation and transmission cooperative of which it is a member. Should this generation and transmission cooperative be unable to meet Tri-County's needs, management feels that other suppliers could meet these needs at comparable terms.

       Wilderness Area Utilities, Inc.
       -------------------------------

       Wilderness Area Utilities, Inc. is a for profit corporation formed for the purpose of acquiring and holding substantially all of the outstanding common stock of the Wellsboro Electric Company. It is wholly owned by Tri-County.

       Wellsboro Electric Company
       --------------------------

       Wellsboro  Electric  Company  is  an  investor  owned  utility  providing electric service to areas in and around Wellsboro, Pennsylvania. Wilderness Area Utilities, Inc. owns all of the outstanding common stock of Wellsboro Electric.

       Wellsboro maintains its accounting records in accordance with the Federal Energy Regulatory Commission's chart of accounts and is regulated by the Pennsylvania Public Utility Commission. Credit is granted for sales made.

PRINCIPLES OF CONSOLIDATION

       These financial statements include the accounts of Tri-County Rural Electric Cooperative, Inc. its subsidiary, Wilderness Area Utilities, Inc. and its subsidiary, Wellsboro Electric Company. All material intercompany accounts and transactions have been eliminated.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES
                                   (Continued)
================================================================================


ELECTRIC PLANT AND DEPRECIATION

       Electric plant is stated at cost, which includes payroll and payroll related costs, transportation costs, and overhead. Cost does not include interest on funds used during construction. Depreciation of electric plant is computed using group composite straight-line rates.

       When electric plant is retired, its cost, together with the cost of removal less salvage, if any, is charged to the accumulated provision for depreciation.


REVENUE RECOGNITION

       Generally, consumers are billed based on kilowatt hours of electricity used. Revenue is recognized based upon billings.


RATES

       The Board of Directors of Tri-County has full authority to establish electric rates for its members subject to approval by RUS.

       Rates for consumers served by Wellsboro Electric are established based upon rate filings approved by the Pennsylvania Public Utility Commission.


TAXES ON INCOME

       Tri-County Rural Electric Cooperative, Inc.
       -------------------------------------------

       The Cooperative is exempt from taxes on income pursuant to Section 501(c)(12) of the Internal Revenue Code. Consequently, the accompanying financial statements reflect no provision for taxes on margins earned by Tri-County.

       Wilderness Area Utilities, Inc.
       -------------------------------

       Wilderness  Area   Utilities,   Inc.  is  subject  to  both  Federal  and
       Pennsylvania corporate income taxes imposed on "C" Corporations.

       Deferred income taxes are provided on the difference in income determined for tax and financial reporting purposes.

       Wellsboro Electric Company
       --------------------------

       Wellsboro Electric Company is subject to both Federal and Pennsylvania corporate income taxes as well as Pennsylvania gross receipts taxes.

       Deferred income taxes are provided on the difference in income determined for tax and financial reporting purposes.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES
                                   (Concluded)
================================================================================


CASH AND CASH EQUIVALENTS

       For  purposes  of  the  statement  of  cash  flows,   all  highly  liquid
       investments with an original maturity of three months or less when purchased are considered to be cash equivalents.


UTILIZATION OF ESTIMATES

       Management of the organization uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.


ACCOUNTING FOR GOODWILL

       In July, 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets," which became effective January 1, 2002. The Statement requires that goodwill and intangible assets with indefinite useful lives no longer be amortized upon adoption of this standard, but instead be tested at least annually for impairment.

       As a result of the adoption of this statement, goodwill of $6,544,066 acquired in connection with the purchase of Wellsboro Electric ceased to amortized at January 1, 2002, resulting in the discontinuance of recognition of annual amortization of $218,135.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 1 - ASSETS PLEDGED

       Substantially all assets are pledged as security for the long-term debt to RUS and CFC.


NOTE 2 - ELECTRIC PLANT AND DEPRECIATION
       Listed below are the major classes of electric plant:

                                                     2003               2002
                                                -------------      -------------

       Distribution plant                       $  62,913,626      $  60,260,468
       Transmission plant                              88,865             88,865
       General plant                                7,351,087          7,429,618
                                                -------------      -------------
       Electric plant in service                   70,353,578         67,778,951
       Construction work in progress                  904,133            605,070
                                                -------------      -------------

                                                $  71,257,711      $  68,384,021
                                                =============      =============

       Provision has been made for depreciation of Tri-County's distribution plant at a straight-line composite rate of 2.76% and for depreciation of Tri-County's transmission plant at a straight-line composite rate of 2.75% per annum.

       General plant depreciation rates for Tri-County's general plant have been applied on a straight-line basis as follows:

       Structures                                      2.5%
       Transportation equipment                      14.39%
       Tools and work equipment                 5.0 - 13.5%
       Other equipment                         5.0 - 14.39%

       The electric plant of Wilderness Area Utilities and Wellsboro Electric is being depreciated over the estimated lives of the individual assets by the straight-line method for financial reporting and by accelerated methods for income tax purposes.

       Depreciation expense totaled $2,326,036 and $2,302,427 for 2003 and 2002, respectively.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 3 - INVESTMENTS IN AND ADVANCES TO ASSOCIATED ORGANIZATIONS
       Investments in associated organizations, carried at stated value, consist of the following:


                                                                                            2003                   2002
                                                                                       --------------        --------------

       Patronage capital credits:
           Allegheny Electric Cooperative, Inc.                                        $    2,190,957        $    2,190,957
           National Rural Utilities Cooperative Finance Corporation                           407,328               377,675
           United Utility Supply Cooperative                                                   94,298                94,298
           Touchstone Energy                                                                      226                   226
           National Information Solutions Cooperative                                          54,235                48,280
                                                                                       --------------        --------------

                                                                                            2,747,044             2,711,436
                                                                                       --------------        --------------

       Capital term certificates of the National Rural
         Utilities Cooperative Finance Corporation:
           5% certificates                                                                    664,475               664,475
           3% certificates                                                                    172,750               172,750
           0% certificates                                                                  1,154,403             1,029,436
                                                                                       --------------        --------------

                                                                                            1,991,628             1,866,661
                                                                                       --------------        --------------

       Other:
          C&T Enterprises, Inc.                                                             3,669,538             3,176,784
          Federated Insurance stock                                                            81,729                75,721
          New Century Enterprises stock                                                        27,500                27,500
          Waste Water Project                                                                   8,300                 8,300
          Memberships                                                                           6,313                 3,000
                                                                                       --------------        --------------

                                                                                            3,793,380             3,291,305
                                                                                       --------------        --------------

                                                                                         $  8,532,052          $  7,869,402
                                                                                       ==============        ==============


NOTE 4 - INVESTMENT IN ECONOMIC DEVELOPMENT PROJECT

       During 1995, Tri-County received a $287,000 rural economic development loan from the Rural Utilities Service (RUS), pursuant to Section 313 of the Rural Electrification Act of 1936, as amended, and 7CFR Part 1703, Subpart B. The proceeds of this borrowing were lent to a local woodworking company.

       Generally, Section 313 of the Act provides zero interest loans and grants for the purpose of promoting rural economic development and rural job creation projects. The loans are to be repaid within ten years, with an option to defer the first payment for up to two years.

       Tri-County's loan calls for monthly payments of $2,990 to begin May 15, 1997 and continue monthly for eight years. The loan is secured by equipment and the personal guarantee of the stockholder of the woodworking company. Because the Company has not repaid the loan pursuant to the terms contained in the original agreement, an allowance for uncollectibility totaling approximately $118,000 has been provided at December 31, 2003. Despite this provision, the Cooperative is committed to vigorously pursuing the collection of the entire amount outstanding.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

       Cash and Cash Equivalents

       The carrying amount reported approximates fair value because of the short maturity of these financial instruments.

       Investments in Associated Organizations

       Fair values of investments in associated organizations are assumed to approximate carrying value due to the lack of a ready market.

       Rural Economic Development Notes Receivable and Payable

       The carrying amount of economic development notes receivable approximates fair value because they are substantially offset by economic development notes payable bearing similar terms.

       Long-Term Debt

       The carrying value of variable rate long-term debt approximates fair value because of the frequency at which the interest rate is reset.

       The carrying value of the fixed rate long-term debt approximates fair value despite the difference in rates because of the cost of complying with the additional regulations associated with obtaining and maintaining the debt.


NOTE 6 - DEFERRED CHARGES

       Deferred charges consist of the following:

                                                          2003          2002
                                                      -----------   ------------

       Prepayments and other                          $   274,083   $   243,537
       FAS106 transition obligation (Note 11)              44,008        48,008
       Deferred taxes (Note 13)                            75,300        87,000
                                                      -----------   ------------

                                                      $   393,391   $   378,545
                                                      ===========   ============


NOTE 7 - IMPAIRMENT OF INTANGIBLE ASSETS


       As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002, Tri-County annually assesses its goodwill to determine if any adverse conditions exist that would indicate impairment. As a result of this assessment, impairment losses of $0 and $152,797 were recognized for 2003 and 2002, respectively.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 8 - PATRONAGE CAPITAL

       Patronage capital consists of:

                                                          2003          2002
                                                      -----------   ------------

       Margins for the year                           $ 1,247,313   $   365,994
       Non-operating margins used to offset
         prior year losses                                539,870           -
                                                      -----------   ------------

       Margins assignable                                 707,443       365,994
       Assigned                                        20,013,541    19,647,547
                                                      -----------   ------------
                                                       20,720,984    20,013,541
       Less retirements to date                         3,567,373     3,562,978
                                                      -----------   ------------

                                                      $17,153,611   $16,450,563
                                                      ===========   ============

       Under the provisions of the Mortgage Agreement with RUS, until the equities equal or exceed 30% of the total assets of the Cooperative, the return to patrons of capital contributed is limited to 25% of the patronage capital or margins received by the Cooperative in the prior calendar year. The equities of the Cooperative exclusive of any equities attributable to subsidiaries represent 26.6% and 27.1% of the total assets of the Cooperative exclusive of any assets attributable to subsidiaries at December 31, 2003 and 2002, respectively. Patronage capital totaling $4,395 was retired in 2003.

       The Cooperative incurred a loss of $942,822 in 2001. This loss has been included in other equities because it is not allocable to Tri-County's members. Non-operating margins will not be allocated to members until such time as this loss has been offset.


NOTE 9 - OTHER EQUITIES

       Other equities consist of the following:

                                                          2003          2002
                                                      -----------   ------------


       Operating margins prior to 1948                $   57,272    $    57,272
       Nonoperating margins prior to 1964                 95,224         95,224
       Net loss from 2001                               (942,822)      (942,822)
       Non-operating margins from 2001 applied
          against 2001 loss                              539,870            -
       Gain on retirement of capital credits               7,140          2,861
                                                      -----------   ------------
                                                        (243,315)      (787,465)

       Wellsboro Electric Company preferred stock,
         4% cumulative, $100 par - shares authorized
         2000, outstanding 1,623                         162,300        170,800
                                                      -----------   ------------

                                                      $  (81,015)   $  (616,665)
                                                      ===========   ============

       Dividends totaling $6,606 and $6,832 were paid on the 4% cumulative preferred stock during 2003 and 2002, respectively.

                                      -15-
                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 10 - LONG-TERM DEBT
       Long-term debt consists of mortgage notes payable to the United States of America Rural Utilities Service (RUS) and the National Rural Utilities Cooperative Finance Corporation (CFC) and notes payable to the National Rural Electric Cooperative Association (NRECA). Following is a summary of long-term debt as of December 31, 2003 and 2002:




                                                                                           2003                    2002
                                                                                       --------------        --------------

       RUS:
           5% notes, payable $20,733 monthly, including
             interest, maturing at various dates through 2033,
             refinanced with CFC in 2003                                               $          -          $    4,013,291
         0% economic development loan, payable $2,990
             monthly, maturing in 2005                                                         47,833                83,708
                                                                                       --------------        --------------
                                                                                               47,833             4,096,999
         Less current maturities                                                               35,875                84,934
                                                                                       --------------        --------------
                                                                                       $       11,958        $    4,012,065
                                                                                       ==============        ==============
       CFC:
         Lines of credit, payable interest only,
             through 2005                                                              $    3,190,491        $    1,880,456
         7% notes, payable $6,490 quarterly, including
             interest, maturing at various dates through 2008                                  99,751               117,926
         2.55% note, payable $95,137 quarterly, including
             interest, through 2013                                                         7,234,400             2,001,528
         6.15% notes, payable $97,022 quarterly, including
           interest, through 2027                                                           3,748,462             3,900,146
         Intermediate term variable rate note, payable interest
             only through 2005, then due in full                                            3,404,640             3,860,875
         Variable rate notes, payable $228,585 quarterly,
             including interest,  maturing at various dates
             through 2033.  $11,481,102 of Wilderness debt
             refinanced through C&T Enterprises in November 2003                           24,357,796            36,362,824
                                                                                       --------------        --------------
                                                                                           42,035,540            48,123,755
                   Less current maturities                                                  1,048,817               786,347
                                                                                       --------------        --------------
                                                                                       $   40,986,723        $   47,337,408
                                                                                       ==============        ==============
       NRECA (Note 11):
           8% note, payable $10,128 annually, including interest
               for 30 years.  18 annual payments remain.                               $      102,508        $      105,042
           8% note, payable $8,767 annually, including interest
               for 30 years. 22 annual payments remain.                                        96,579                98,192
           8% note, payable $4,190 annually, including interest
               for 30 years. 17 annual payments remain.                                        41,272                42,405
                                                                                       --------------        --------------
                                                                                              240,359               245,639
         Less current maturities                                                                4,400                 4,250
                                                                                       --------------        --------------
                                                                                       $      235,959        $      241,389
                                                                                       ==============        ==============

       C&T ENTERPRISES (Note 16):
           Variable rate note,  payable  interest only through
               September  2005, then $137,415 quarterly, including
                Interest, through 2038.                                                $   11,481,102        $          -
                                                                                       ==============        ==============

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 10 - LONG-TERM DEBT (Continued)

       The aggregate amounts of long-term debt maturing in each of the next five years are as follows:

                                C&T
                             Enterprises      RUS           CFC         NRECA
                             -----------   ---------    ----------    ---------
                                  $            $             $            $
            2004                  -          35,875      1,048,819      4,400
            2005                 41,428      11,958      4,501,428      4,550
            2006                169,528        -         1,171,371      4,700
            2007                175,801        -         1,032,516      4,850
            2008                182,306        -           878,376      5,000

       Lines of credit available and outstanding at December 31, 2003 are as follows:

                                                      AVAILABLE     OUTSTANDING
                                                     ------------   ------------

                  Tri-County                         $  4,900,000   $  3,190,491
                  Wilderness                                -              -
                  Wellsboro Electric                    1,000,000        200,000
                                                     ------------   ------------
                  Total                              $  5,900,000   $  3,390,491
                                                     ============   ============


       Restrictions are imposed under the line of credit agreements including, among other things, maintenance of ratio requirements under existing long-term debt arrangements and limitations of total short-term indebtedness. The lines of credit available to Tri-County aren't due within the next year, therefore, they have been classified as long-term debt. The line of credit available to Wilderness expires in 2003 and has been classified as current. C&T Enterprises provides Wellsboro with its line of credit.

       Unadvanced portions of existing loan commitments were as follows at December 31, 2003:

                                                                        CFC
                                                         CFC        INTERMEDIATE
                                                      LONG-TERM         TERM
                                                     ------------   -----------
                  Tri-County                         $  8,468,449   $    35,819
                  Wilderness                                -              -
                  Wellsboro Electric                        -              -
                                                     ------------   -----------

                  Total                              $  8,468,449   $    35,819
                                                     ============   ===========

       Tri-County is required by mortgage covenants to maintain certain levels of interest coverage and annual debt service coverage. Tri-County is in compliance with such requirements at December 31, 2003 and 2002.

       A portion of Tri-County's long-term debt with CFC and all of Wilderness' debt with C&T is at variable interest rates and is therefore subject to various market and interest rate fluctuations.

       During 2003, the $4.1 million of RUS long-term mortgage notes remaining on Tri-County's books at December 31, 2002 were replaced with a comparable amount of CFC long-term mortgage notes. During 2002, Tri-County replaced approximately $20.6 million of RUS long-term mortgage notes with a comparable amount of CFC long-term mortgage notes.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 11 - PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

       Substantially all union employees of Tri-County participate in the National Rural Electric Cooperative Association (NRECA) Retirement & Security Program, a defined benefit multi-employer pension plan qualified under Section 401 and tax exempt under Section 501(a) of the Internal Revenue Code. The Cooperative makes annual contributions to the Program equal to the amounts accrued for pension expense except for the period when a moratorium on contributions is in effect.

       In this multi-employer plan, which is available to all member cooperatives of NRECA, the accumulated benefits and plan assets are not determined or allocated separately by individual employer. The total pension expense for 2003 and 2002 was $191,818 and $175,065, respectively, for Tri-County.

       In addition, Tri-County has assumed total past service liabilities of $174,070 by upgrading benefits at an annual cost of $14,317 including interest at 8%, over a 30-year amortization schedule. The Cooperative has assumed additional past service liabilities of $22,930 by upgrading benefits. This amount is to be paid in five annual installments.

       During 1995, Tri-County offered an early retirement incentive to employees who had achieved a specified age and length of service. A part of the incentive was the elimination of any decrease in pension distributions because of early retirement. To accomplish this, Tri-County assumed a future service liability of $106,587, which will be repaid at an annual cost of $8,767, including interest at 8%, over a 30 year amortization schedule. During 1998, Tri-County once again assumed a future service liability of $225,358 as a result of an early retirement incentive.

       Tri-County also maintains a 401(k) plan for all qualified employees, and matches a portion of employee contributions. During 2003 and 2002, Tri-County contributions to this plan totaled $55,195 and $54,595, respectively.

       Wellsboro Electric sponsors a defined contribution pension plan covering substantially all of its eligible full time union employees. Employees become fully vested after 7 years of service. Contributions are discretionary and are limited to 15% of eligible compensation. Pension expense for this plan totalled $6,292 and $5,131 for 2003 and 2002, respectively.

       In addition the Company sponsors a profit sharing plan covering all of its eligible full time employees. Employees become fully vested after 7 years of service. Contributions are discretionary and are allocated based upon eligible compensation Contributions to this plan totaled $15,000 for both 2003 and 2002.

       As discussed more fully in Note 16, both Tri-County and Wellsboro purchase all non-union employee services from C&T Enterprises, Inc. The pension benefits for these employees are the responsibility of C&T and are built into the cost charged for their services.

       Postretirement medical benefits are provided to retirees and retirees' eligible dependents for both companies. Generally, the companies pay for 100% of the premiums for this coverage from age 62 through 64. Both companies have also agreed to assume responsibility for the postretirement medical benefits to be provided to the non-union employees whose services have been purchased from C&T Enterprises.

       The accounting for these postretirement benefits is addressed in Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions". This Standard requires the accrual method of accounting for postretirement health care and life insurance benefits based upon actuarially determined costs to be recognized over the period the employee provides service. These benefits had previously been recognized as expenses when paid.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 11 - PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS (Concluded)



Upon adoption of this standard by Wellsboro, previously unrecognized service costs of $160,024 were deferred pursuant to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" and were to be amortized and recovered out of future rates over 20 years. $44,008 remains unamortized at December 31, 2003.

       The funded status and components of net periodic benefit costs for the postretirement benefit plans currently in effect are as follows at December 31, 2003:



                                                                      Tri-County                       Wellsboro
                                                                      ----------                       ---------
                                                                Union           Allocation        Union        Allocation
                                                              Employees         from C&T        Employees      from C&T
                                                              -------------     -----------       ----------   ---------

       Benefit obligation and funded status                   $     190,850     $   432,400       $  190,850   $ 104,900
                                                              =============     ===========       ==========   =========
       Accrued benefit cost                                   $       1,985     $   268,500       $   54,103   $  65,000
                                                              =============     ===========       ==========   =========


       For measurement purposes, health care costs were projected to increase by 14% in 2003, with the annual increase decreasing gradually to 6.5% by 2012 and thereafter. A discount rate of 6.75% was used for each entity.


NOTE 12 - DEFERRED CREDITS

       Deferred credits consist of the following:

                                                            2003        2002
                                                         ---------   ---------
       Deferred income taxes (Note 13)                   $ 686,219   $ 615,792
       Consumer energy prepayments                          65,796      46,667
       Other                                                  -        102,330
                                                         ---------   ---------
                                                         $ 752,015   $ 764,789
                                                         =========   =========

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 13 - TAXES ON INCOME

       Provision for federal and state taxes in the consolidated statements of revenue are made up of the following components:


                                                         2003          2002
                                                     ------------   -----------
       Current:
          Federal                                    $     43,771   $    78,420
          State                                             1,420           198
                                                     ------------   -----------

                                                           45,191        78,618
                                                     ------------   -----------
       Deferred:
          Federal                                          46,014       117,885
          State                                            27,642        12,434
                                                     ------------   -----------

                                                           73,656       130,319
                                                     ------------   -----------

       Total taxes on income                         $    118,847   $   208,937
                                                     ============   ===========

       The effective tax rate on income before taxes is different than the federal statutory rate. The reasons for this were the surtax exemption, state taxes and permanent and timing differences. Deferred tax liabilities result from timing differences in the recognition of revenue and expense, primarily depreciation.

       At December 31, 2003, Wilderness and Wellsboro have remaining approximately $2.0 million in net operating losses available to be carried forward to offset against future years' consolidated taxable income. These carry forwards expire in 2022. At December 31, 2003, a valuation allowance of approximately $116,000 was set up to provide for that portion of the deferred tax asset not expected to be realized in future years.


NOTE 14 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

       The following cash payments were made for the years ended December 31, 2003 and 2002:

                                                         2003           2002
                                                     ------------   ------------

       Interest                                      $  2,291,503   $  2,189,628
                                                     ============   ============
       Income taxes                                  $        -     $        -
                                                     ============   ============

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 15 - COMMITMENTS

       Wholesale Power Agreements -

       Under its wholesale power agreement, Tri-County is committed to purchase its electric power and energy requirements from Allegheny Electric Cooperative, Inc. The rates paid for such purchases are subject to periodic review.

       Wellsboro entered into a five-year electric power sales agreement with an energy supplier. The agreement, which is effective from January 1, 2003 through December 31, 2007, will provide Wellsboro with firm electric capacity and associated energy supply throughout the term of the agreement.

       Retail Wheeling Legislation -

       On December 3, 1996, Pennsylvania's "Electricity Generation Customer Choice and Competition Act" was signed into law. Beginning in 1999, this Act enabled the Cooperative's member consumers to choose the power supplier from which they buy electricity. The effects of this Act on the Cooperative and its subsidiaries remain undeterminable.

       Power Supply Billing Dispute -

       Wellsboro Electric is in a billing dispute with its wholesale electric supplier with respect to approximately $475,000 of congestion charges from prior years which the supplier asserts are due it. Management believes that this assertion is in error and that they are not contractually obligated to pay these charges. Accordingly, no provision has been made in the accompanying financial statements for any losses which may result from this dispute.

       Disaster Relief -

       The Cooperative received Federal disaster relief as a result of a major storm in its service territory during 2003. This aid is subject to financial and compliance audits by the grantor agencies of the Federal government. Disallowances, if any, as a result of these audits may become liabilities of the Cooperative. Management believes that no material disallowances will result from audits by grantor agencies.


NOTE 16 - RELATIONSHIP WITH C&T ENTERPRISES, INC.

       C&T Enterprises, Inc. was formed by Claverack Rural Electric Cooperative, Inc. and Tri-County in February 1999 to purchase the common stock of Citizens Electric Company. In November 2002, C&T acquired the assets of Valley Cities Gas through its subsidiary Valley Energy for approximately $16.3 million. Under the terms of the asset purchase agreement, Valley Energy may be required to make additional payments to the seller totaling a maximum of $3 million if certain rate relief is successfully obtained from Valley Energy's regulators.

       Tri-County has guaranteed approximately $12 million of C&T's debt at December 31, 2003.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Concluded)
================================================================================


NOTE 16 - RELATIONSHIP WITH C&T ENTERPRISES, INC.  (Continued)

       Effective January 1, 2003, Tri-County and Wellsboro entered into a three-year management contract with C&T Enterprises, Inc. (C&T). Under the terms of the contract, the Companies are to receive management, communication, marketing, engineering, operational and other essential business services from C&T. All non-union employees of Tri-County and Wellsboro remain employees of C&T.

       Generally, the contract calls for each Company to reimburse C&T, on a monthly basis, for the full cost of all employees used, plus an administrative charge. The total charges recognized during 2003 pursuant to this contract totaled approximately $1,675,000 for Tri-County and $661,000 for Wellsboro.

       During 2003, C&T began an organizational restructuring plan designed to bring all of the subsidiaries of Claverack and Tri-County under the ownership and control of C&T. In accordance with this plan, Claverack contributed the outstanding common stock of Susquehanna Energy, Inc. to C&T on January 1, 2003.

       Tri-County has committed to contribute the outstanding common stock of Wilderness Area Utilities, Inc. to C&T, but has yet to do so because it has not yet received the necessary approvals from the Public Utility Commission and the Securities and Exchange Commission. It is expected that the transfer will occur upon receipt of approval from each of these regulatory entities.

       In anticipation of this, all of Wilderness Area Utilities' outstanding long-term debt to CFC was refinanced by C&T during 2003. As a part of this refinancing, the capital term certificates held by Wilderness will be used to reduce its outstanding indebtedness in 2004.

       As discussed in Note 10, C & T provides a $1,000,000 line of credit to Wellsboro.

                              INDEPENDENT AUDITORS'
                         REPORT ON SUPPLEMENTAL MATERIAL
                         -------------------------------


       Our audits of the basic consolidated financial statements included in the preceding section of this report were performed for the purpose of forming an opinion on those statements taken as a whole. The supplemental material presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion and the opinion of other auditors, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.





                                      Certified Public Accountants


February 18, 2004

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2003




                                                        Tri-County Rural Wilderness
                                                           Electric,        Area       Wellsboro      Eliminations
                                                         Cooperative,    Utilities,     Electric          and         Consolidated
                                                             Inc.           Inc.        Company        Adjustments       Total
                                                         ------------  ------------     -------        -----------       -----

                                   ASSETS
                                   ------

ELECTRIC PLANT:
 In service - at cost                                    $ 60,168,131  $    395,754   $  9,789,693    $        -      $ 70,353,578
 Construction work in progress                                843,437           -           60,696             -           904,133
                                                         ------------  ------------   ------------    ------------    ------------
                                                           61,011,568       395,754      9,850,389             -        71,257,711
 Less accumulated provisions for depreciation              16,408,880       351,333      3,507,357             -        20,267,570
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL ELECTRIC PLANT                      44,602,688        44,421      6,343,032             -        50,990,141
                                                         ------------  ------------   ------------    ------------    ------------

OTHER ASSETS AND INVESTMENTS:
 Investments in associated organizations                    7,234,756     1,098,296         49,000             -         8,382,052
 Investments in and amounts due from related companies      3,568,258    12,192,501            -       (15,610,759)        150,000
 Investment in economic development project                   118,177           -              -               -           118,177
 Non-utility property, net of accumulated depreciation         37,998           -          369,887             -           407,885
 Excess of cost of subsidiary acquired over fair value
   of net assets at date of acquisition, net of
   accumulated amortization                                       -             -              -         4,864,324       4,864,324
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL OTHER ASSETS AND INVESTMENTS        10,959,189    13,290,797        418,887     (10,746,435)     13,922,438
                                                         ------------  ------------   ------------    ------------    ------------

CURRENT ASSETS:
 Cash - general funds                                       1,814,935        93,183         77,219             -         1,985,337
 Accounts receivable                                        2,148,369           -          758,123             -         2,906,492
 Materials and supplies (at average cost)                     496,008           -          178,165             -           674,173
 Other current and accrued assets                           1,683,752        65,747        476,024           7,674       2,233,197
                                                         ------------  ------------   ------------    ------------    ------------
                 TOTAL CURRENT ASSETS                       6,143,064       158,930      1,489,531           7,674       7,799,199
                                                         ------------  ------------   ------------    ------------    ------------

DEFERRED CHARGES                                              258,125        75,300         59,966             -           393,391
                                                         ------------  ------------   ------------    ------------    ------------
                                                         $ 61,963,066  $ 13,569,448   $  8,311,416    $(10,738,761)   $ 73,105,169

                         EQUITIES AND LIABILITIES
                         ------------------------
EQUITIES:
 Memberships                                             $    249,105  $        -     $        -      $        -      $    249,105
 Patronage capital                                         17,153,611           -              -                        17,153,611
 Retained (deficit) earnings                                      -      (1,858,923)     1,471,490      (2,121,764)     (2,509,197)
 Other equities                                              (243,315)          -            3,050         159,250         (81,015)
 Common stock                                                     -             500        112,300        (112,800)            -
 Additional paid-in capital                                       -       1,964,041            -        (1,964,041)            -
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL EQUITIES                            17,159,401       105,618      1,586,840      (4,039,355)     14,812,504
                                                         ------------  ------------   ------------    ------------    ------------

LONG-TERM DEBT:
 RUS mortgage notes, less current maturities                   11,958           -              -               -            11,958
 CFC mortgage notes, less current maturities               40,986,723           -              -               -        40,986,723
 Related party mortgage notes, less current maturities            -      11,481,102            -               -        11,481,102
 Other                                                        235,959           -              -               -           235,959
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL LONG-TERM DEBT                      41,234,640    11,481,102            -               -        52,715,742
                                                         ------------  ------------   ------------    ------------    ------------

NON-CURRENT LIABILITIES:
 Accumulated postretirement benefit obligations               439,586           -           68,184             -           507,770
 Accumulated provision for storm damage                       250,000           -              -               -           250,000
 Amounts due to related companies                                 -       1,950,238      4,858,915      (6,609,153)        200,000
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL NON-CURRENT LIABILITIES                689,586     1,950,238      4,927,099      (6,609,153)        957,770
                                                         ------------  ------------   ------------    ------------    ------------

CURRENT LIABILITIES:
 Current maturities of long-term debt                       1,089,092           -              -               -         1,089,092
 Accounts payable:
     Purchased power                                          850,489           -          499,892             -         1,350,381
     Other                                                    437,290         1,442        289,080         (76,856)        650,956
 Consumer deposits and prepayments                            111,415           -           12,065             -           123,480
 Other current and accrued liabilities                        325,357        31,048        310,221         (13,397)        653,229
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL CURRENT LIABILITIES                  2,813,643        32,490      1,111,258         (90,253)      3,867,138
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL LIABILITIES                         44,737,869    13,463,830      6,038,357      (6,699,406)     57,540,650
                                                         ------------  ------------   ------------    ------------    ------------

DEFERRED CREDITS                                               65,796           -          686,219             -           752,015
                                                         ------------  ------------   ------------    ------------    ------------

                                                         $ 61,963,066  $ 13,569,448   $  8,311,416    $(10,738,761)   $ 73,105,169


See accompanying auditors' report on supplemental material.

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                       CONSOLIDATING STATEMENT OF REVENUE
                          YEAR ENDED DECEMBER 31, 2003




                                                        Tri-County Rural Wilderness
                                                           Electric,        Area        Wellsboro      Eliminations
                                                         Cooperative,    Utilities,      Electric          and         Consolidated
                                                             Inc.           Inc.         Company        Adjustments       Total
                                                         ------------  ------------      -------        -----------       -----


OPERATING REVENUES                                       $ 20,831,681  $    149,801    $  9,006,303    $   (149,760)   $ 29,838,025
                                                         ------------  ------------    ------------    ------------    ------------

OPERATING EXPENSES:
 Cost of power                                              9,862,465           -         5,648,332             -        15,510,797
 Transmission expense                                           3,847           -               -               -             3,847
 Distribution - operations                                  1,108,010           -           147,204          (4,500)      1,250,714
 Distribution - maintenance                                 3,192,650           -           505,214        (149,760)      3,548,104
 Consumer accounts                                            866,176           -           408,050             -         1,274,226
 Sales                                                        295,599           -             5,261             -           300,860
 Administrative and general                                 1,448,820        33,860         818,557             -         2,301,237
 Depreciation                                               1,646,353        23,263         465,490             -         2,135,106
 Taxes                                                          7,479           -           575,248             -           582,727
 Interest - other                                              95,314        77,014             -               -           172,328
                                                         ------------  ------------    ------------    ------------    ------------

          Total                                            18,526,713       134,137       8,573,356        (154,260)     27,079,946
                                                         ------------  ------------    ------------    ------------    ------------

          Operating margin before fixed charges             2,304,968        15,664         432,947           4,500       2,758,079

FIXED CHARGES -
 Interest on long-term debt                                 1,597,525       441,519         258,242        (244,647)      2,052,639
                                                         ------------  ------------    ------------    ------------    ------------

          Operating margin (loss) after fixed charges         707,443      (425,855)        174,705         249,147         705,440

G & T AND OTHER CAPITAL CREDITS                               129,046        40,522             -               -           169,568
                                                         ------------  ------------    ------------    ------------    ------------

          Net operating margin (loss)                         836,489      (385,333)        174,705         249,147         875,008
                                                         ------------  ------------    ------------    ------------    ------------

NONOPERATING MARGINS:
 Interest income                                               55,775       244,647           3,868        (244,647)         59,643
 Other nonoperating income                                     16,600         7,538          75,724          (4,500)         95,362
 Equity in earnings of subsidiary                             338,449           -               -           162,388         500,837
                                                         ------------  ------------    ------------    ------------    ------------

          Total nonoperating (loss) margin                    410,824       252,185          79,592         (86,759)        655,842
                                                         ------------  ------------    ------------    ------------    ------------

NET INCOME (LOSS), before taxes on income                   1,247,313      (133,148)        254,297         162,388       1,530,850

TAXES ON INCOME                                                   -         (29,240)        (89,607)            -          (118,847)
                                                         ------------  ------------    ------------    ------------    ------------

NET INCOME (LOSS)                                        $  1,247,313  $   (162,388)   $    164,690    $    162,388    $  1,412,003
                                                         ============  ============    ============    ============    ============


See accompanying auditors' report on supplemental material.

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                      CONSOLIDATING STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 2003




                                                          Tri-County
                                                             Rural      Wilderness
                                                           Electric,        Area        Wellsboro      Eliminations
                                                         Cooperative,    Utilities,      Electric          and         Consolidated
                                                             Inc.           Inc.         Company        Adjustments       Total
                                                         ------------  ------------      -------        -----------       -----

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                       $  1,247,313  $   (162,388)   $    164,690    $    162,388     $ 1,412,003
                                                         ------------  ------------    ------------    ------------    ------------

 Adjustments to reconcile net income (loss) to net cash
 provided by (used in) operating activities:
     Depreciation and amortization                          1,646,353        23,263         477,859             -         2,147,475
     G & T and other capital credits                         (129,046)      (40,522)            -               -          (169,568)
     Change in postretirement benefit obligations              84,836           -               -               -            84,836
     Change in deferred income taxes                              -          11,700          61,956                          73,656
     Gain on sale of assets                                       -          (7,538)            -               -            (7,538)
     Provision for storm damage                               250,000           -               -               -           250,000
     Provision for losses on accounts receivable                8,139           -            (3,851)            -             4,288
     Change in operating assets and liablities:
       Accounts receivable                                   (499,732)          -          (138,306)            -          (638,038)
       Material and supplies                                  (22,673)          -            51,521             -            28,848
       Current and accrued assets                            (223,226)      (40,293)        102,408         (21,756)       (182,867)
       Deferred charges                                       (25,872)          -            (4,818)            -           (30,690)
       Accounts payable                                        66,677       (21,193)        135,372         (76,856)        104,000
       Consumer deposits and prepayments                          967           -             5,390             -             6,357
       Current and accrued liabilities                        (64,012)       18,117         194,464         (42,827)        105,742
       Deferred credits                                        19,129           -          (102,330)            -           (83,201)
       Accumulated postretirement benefit obligations           3,600           -               -               -             3,600
                                                         ------------  ------------    ------------    ------------    ------------

           Total adjustments                                1,115,140       (56,466)        779,665        (141,439)      1,696,900
                                                         ------------  ------------    ------------    ------------    ------------

           Net cash provided by (used in)
             operating activities                           2,362,453      (218,854)        944,355          20,949       3,108,903
                                                         ------------  ------------    ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Extension and replacement of plant                        (2,719,771)          -          (598,253)            -        (3,318,024)
 Proceeds from sale of assets                                     -          12,553             -               -            12,553
 Plant removal cost                                          (182,452)          -           (25,506)            -          (207,958)
 (Increase) decrease in invested funds                       (388,495)       45,413             -               -          (343,082)
 Investment in and loans to/from related companies             19,304       463,878        (278,878)        (20,949)        183,355
                                                         ------------  ------------    ------------    ------------    ------------

            Net cash (used in) provided by
              investing activities                         (3,271,414)      521,844        (902,637)        (20,949)     (3,673,156)
                                                         ------------  ------------    ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net borrowings (repayments) under line of
   credit agreement                                         1,310,035      (205,000)            -               -         1,105,035
 Advances from RUS and CFC                                  1,531,551           -               -               -         1,531,551
 Reduction of long-term debt:
     RUS                                                      (56,879)          -               -               -           (56,879)
     CFC                                                   (1,206,851)     (234,133)            -               -        (1,440,984)
     Other                                                     (5,279)          -               -               -            (5,279)
 Membership fees                                              (16,470)          -               -               -           (16,470)
 Retirement of capital credits                                   (115)          -               -               -              (115)
 Purchase of preferred stock                                      -             -            (8,500)            -            (8,500)
 Dividends paid                                                   -             -            (6,606)            -            (6,606)
                                                         ------------  ------------    ------------    ------------    ------------

            Net cash provided by (used in)
              financing activities                          1,555,992      (439,133)        (15,106)            -         1,101,753
                                                         ------------  ------------    ------------    ------------    ------------

NET CHANGE IN CASH                                            647,031      (136,143)         26,612             -           537,500

CASH, at beginning of year                                  1,167,904       229,326          50,607             -         1,447,837
                                                         ------------  ------------    ------------    ------------    ------------

CASH, at end of year                                     $  1,814,935  $     93,183    $     77,219    $        -      $  1,985,337
                                                         ============  ============    ============    ============    ============


See accompanying auditors' report on supplemental material.

                                                                    Exhibit FS-3



                   CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.

                                FINANCIAL REPORT


                                DECEMBER 31, 2003

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
TABLE OF CONTENTS







                                                                        PAGE NO.

FINANCIAL STATEMENTS:

     Independent Auditor's Report                                          1

     Balance Sheets                                                        2

     Statements of Operations                                              3

     Statements of Equities                                                4

     Statements of Cash Flows                                              5

     Notes to Financial Statements                                         7

[GRAPHIC OMITTED]


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Claverack Rural Electric Cooperative, Inc.
Wysox, Pennsylvania


         We have audited the accompanying balance sheet of Claverack Rural Electric Cooperative, Inc. as of December 31, 2003, and the related statements of operations, equities and cash flows for the year then ended. We have also audited the consolidated balance sheet of Claverack Rural Electric Cooperative, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of operations, equities and cash flows for the year then ended. These financial statements are the responsibility of the Cooperative's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of Claverack Rural Electric Cooperative, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the 2002 financial statements present fairly, in all material respects, the financial position of Claverack Rural Electric Cooperative, Inc. and subsidiary, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


                                                    /s/ Beard Miller Company LLP

Reading, Pennsylvania
February 11, 2004

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------------------------------------------
BALANCE SHEETS



                                                                ASSETS

                                                                                           December 31,
                                                                               -------------------------------------
                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)     (Consolidated)
PLANT
--------------------------------------------------------------------------------------------------------------------
     In service                                                                    $66,776,846          $67,946,083
     Accumulated depreciation                                                      (22,493,052)         (21,810,851)
                                                                               ----------------     ----------------

                                                                                    44,283,794           46,135,232

     Construction work in progress, at cost                                            331,529              405,719
                                                                               ----------------     ----------------

         Total Plant, Net                                                           44,615,323           46,540,951
                                                                               ----------------     ----------------

OTHER PROPERTY AND INVESTMENTS

     Nonutility property                                                                 8,369                8,369
     Investments in associated organizations                                         4,425,332            4,369,644
     Investment in affiliates                                                        5,844,993            3,441,826
     Due from related parties                                                                0               98,147
     Note receivable                                                                   557,750              546,875
                                                                               ----------------     ----------------

         Total Other Property and Investments                                       10,836,444            8,464,861
                                                                               ----------------     ----------------

CURRENT ASSETS

     Cash                                                                              492,339              807,215
     Accounts receivable, including unbilled revenue, less allowance for
         uncollectible accounts 2003 $42,826; 2002 $73,103                           3,410,075            3,860,906
     Inventories                                                                       417,006              741,068
     Other current and accrued assets                                                  553,389              613,853
     Current portion of note receivable                                                 24,000               93,750
                                                                               ----------------     ----------------

         Total Current Assets                                                        4,896,809            6,116,792
                                                                               ----------------     ----------------

         Total Assets                                                              $60,348,576          $61,122,604
                                                                               ================     ================


See notes to financial statements.
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------




                                                       EQUITIES AND LIABILITIES

                                                                                           December 31,
                                                                               -------------------------------------
                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)     (Consolidated)
EQUITIES
--------------------------------------------------------------------------------------------------------------------
     Memberships                                                                  $    280,105         $    288,580
     Patronage capital                                                              18,986,964           17,056,154
     Other equities (deficit)                                                       (1,776,589)          (2,093,814)
                                                                               ----------------     ----------------

         Total Equities                                                             17,490,480           15,250,920
                                                                               ----------------     ----------------

OBLIGATION UNDER CAPITAL LEASE                                                               0              237,477
                                                                               ----------------     ----------------

LONG-TERM DEBT                                                                      36,246,543           37,567,727
                                                                               ----------------     ----------------

CURRENT LIABILITIES

     Notes payable                                                                   1,291,122            2,191,817
     Current maturities of long-term debt                                              969,196              854,025
     Current liabilities under capital lease                                                 0              113,848
     Accounts payable                                                                  379,731              555,909
     Due for purchased electricity                                                     959,176              987,209
     Accrued expenses and other current liabilities                                    804,388            1,070,643
     Consumer deposits and energy prepayments                                          289,574              275,495
                                                                               ----------------     ----------------

         Total Current Liabilities                                                   4,693,187            6,048,946
                                                                               ----------------     ----------------

DEFERRED CREDITS AND OTHER LIABILITIES

     Accumulated postretirement benefit obligation                                   1,841,970            1,781,423
     Other                                                                              76,396              236,111
                                                                               ----------------     ----------------

         Total Deferred Credits and Other Liabilities                                1,918,366            2,017,534
                                                                               ----------------     ----------------


         Total Equities and Liabilities                                            $60,348,576          $61,122,604
                                                                               ================     ================


--------------------------------------------------------------------------------------------------------------------
                                                     2                  Beard Miller Company LLP
                                                                        Certified Public Accountants and Consultants


CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS



                                                                                     Years Ended December 31,
                                                                               -------------------------------------
                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)     (Consolidated)
OPERATING REVENUES
     Electric                                                                      $21,821,526          $21,148,855
     Petroleum products and other lubricants                                                 0            6,746,326
                                                                               ----------------     ----------------

         Total Operating Revenues                                                   21,821,526           27,895,181
                                                                               ----------------     ----------------

OPERATING EXPENSES

     Power purchased                                                                10,329,530           10,247,366
     Cost of sales                                                                           0            5,401,514
     Depreciation and amortization                                                   2,005,808            2,319,163
     Other operating expenses                                                        6,143,944            6,989,956
                                                                               ----------------     ----------------

         Total Operating Expenses                                                   18,479,282           24,957,999
                                                                               ----------------     ----------------

         Operating Margins before Fixed Charges                                      3,342,244            2,937,182

FIXED CHARGES, INTEREST ON LONG-TERM DEBT                                            1,527,513            1,777,911
                                                                               ----------------     ----------------

         Operating Margins after Fixed Charges                                       1,814,731            1,159,271

G & T AND OTHER CAPITAL CREDITS                                                        147,368              172,722
                                                                               ----------------     ----------------

         Net Operating Margins                                                       1,962,099            1,331,993
                                                                               ----------------     ----------------

NONOPERATING MARGINS (LOSSES)

     Interest income                                                                    39,763               51,657
     Equity in earnings of affiliate exclusive of cumulative effect of change
         in accounting principle                                                       (40,374)              81,437
     Other nonoperating income                                                          41,906              104,467
                                                                               ----------------     ----------------

         Total Nonoperating Margins                                                     41,295              237,561
                                                                               ----------------     ----------------

         Net Margins before Equity in the Cumulative Effect of Change in             2,003,394            1,569,554
              Accounting Principle of Affiliate

EQUITY IN CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE OF AFFILIATE             261,444                    0
                                                                               ----------------     ----------------

         Net Margins                                                                $2,264,838         $  1,569,554
                                                                               ================     ================


See notes to financial statements.
--------------------------------------------------------------------------------------------------------------------
                                                     3                  Beard Miller Company LLP
                                                                        Certified Public Accountants and Consultants


CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF EQUITIES
Years Ended December 31, 2003 and 2002


                                                             Memberships        Patronage     Other Equities        Total
                                                                                 Capital         (Deficit)
                                                            ---------------- ---------------- ---------------- ----------------
BALANCE, DECEMBER 31, 2001 (CONSOLIDATED)                          $297,285      $14,288,701        ($890,245)     $13,695,741


     Membership refunds                                              (8,705)               0                0           (8,705)
     Net margins (loss)                                                   0        2,320,604         (751,050)       1,569,554
     Reallocation of nonoperating margins                                 0         (367,916)         367,916                0
     Retirement of capital credits                                        0           (6,491)             821           (5,670)
     Allocation of capital credits to members                             0          124,568         (124,568)               0
     Reclassification of prior net operating losses                       0          696,688         (696,688)               0
                                                            ---------------- ---------------- ---------------- ----------------


BALANCE, DECEMBER 31, 2002 (UNCONSOLIDATED)                         288,580       17,056,154       (2,093,814)      15,250,920


     Membership refunds                                              (8,475)               0                0           (8,475)
     Net margins                                                          0        1,962,099          302,739        2,264,838
     Retirement of capital credits                                        0          (31,289)          14,486          (16,803)
                                                            ---------------- ---------------- ---------------- ----------------


BALANCE - DECEMBER 31, 2003                                        $280,105      $18,986,964      ($1,776,589)     $17,490,480
                                                            ================ ================ ================ ================


See notes to financial statements.
-------------------------------------------------------------------------------------------------------------------------------
                                                                           4       Beard Miller Company LLP
                                                                                   Certified Public Accountants and Consultants


CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS



                                                                                     Years Ended December 31,
                                                                               -------------------------------------
                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)      (Consolidated)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net margins                                                                    $2,264,838           $1,569,554
     Adjustments to reconcile net margins to net cash
          provided by operating activities:
             Depreciation                                                            2,005,807            2,319,163
             Loss on sale and impairment of fixed assets                                     0               75,920
             Equity in earnings of affiliate                                          (221,070)             (81,437)
             G & T and other capital credits                                           (21,368)             (50,482)
             Provision for doubtful accounts                                            41,221               38,521
             (Increase) decrease in assets:
               Accounts receivable                                                    (126,563)            (251,163)
               Inventories                                                             (23,806)                (531)
               Other current and accrued assets                                         23,947              (76,728)
               Due to related parties                                                        0              (39,240)
             Increase (decrease) in liabilities:
               Accounts payable                                                        148,507               18,585
               Due for purchased electricity                                           (28,033)              51,580
               Accrued liabilities                                                     (53,464)              91,999
               Consumer deposits and energy prepayments                                 14,079               13,074
               Deferred credits and other liabilities                                   65,832              198,941
                                                                               ----------------     ----------------

              Net Cash Provided by Operating Activities                              4,089,927            3,877,756
                                                                               ----------------     ----------------

CASH FLOWS FROM INVESTING ACTIVITIES

     Principal received on note receivable                                              58,875               93,756
     Purchases of plant                                                             (2,157,859)          (2,359,934)
     Other changes in plant, net                                                        81,242               65,313
     Investments in associated organizations                                           (34,320)             (14,488)
     Investment in affiliates                                                                0           (1,637,014)
     Transfer of cash of Susquehanna Energy Plus, Inc.                                (453,020)                   0
     Net decrease in temporary investments                                                   0                  204
                                                                               ----------------     ----------------

              Net Cash Used in Investing Activities                                 (2,505,082)          (3,852,163)
                                                                               ----------------     ----------------


See notes to financial statements.
----------------------------------------------------------------------------------------------------------------------
                                                     5                    Beard Miller Company LLP
                                                                          Certified Public Accountants and Consultants


CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS (CONTINUED)



                                                                                     Years Ended December 31,
                                                                               -------------------------------------
                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)     (Consolidated)
CASH FLOWS FROM FINANCING ACTIVITIES
     Net repayments under lines of credit                                            ($900,695)         ($2,257,983)
     Proceeds from long-term borrowings                                                      0            3,431,877
     Principal payments on long-term debt                                             (973,748)            (529,815)
     Principal payments on capital lease obligation                                          0             (103,036)
     Membership refunds                                                                 (8,475)              (8,705)
     Retirement of capital credits                                                     (16,803)              (5,670)
                                                                               ----------------     ----------------

              Net Cash Provided by (Used in) Financing Activities                   (1,899,721)             526,668
                                                                               ----------------     ----------------

              Net Increase (Decrease) in Cash                                         (314,876)             552,261

CASH - BEGINNING                                                                       807,215              254,954
                                                                               ----------------     ----------------

CASH - ENDING                                                                       $  492,339           $  807,215
                                                                               ================     ================

SUPPLEMENTARY CASH FLOWS INFORMATION

     Interest paid                                                                  $1,512,001           $1,858,306
                                                                               ================     ================


See notes to financial statements.
----------------------------------------------------------------------------------------------------------------------
                                                     6                    Beard Miller Company LLP
                                                                          Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS

              Claverack Rural Electric Cooperative, Inc. (Claverack) is a rural electric cooperative utility established under the laws of the Commonwealth of Pennsylvania. Claverack is a distribution cooperative, providing electricity to its owners/members in northeastern Pennsylvania.

              Prior to January 1, 2003, the financial statements included the accounts of Claverack and its wholly-owned subsidiary, Susquehanna Energy Plus, Inc. (Susquehanna Energy). Susquehanna Energy is a for profit corporation which generates revenues from the sale of petroleum products, home heating and air conditioning systems, and lubricants in north central Pennsylvania and southern New York. All significant intercompany transactions were eliminated in consolidation.

              Effective January 1, 2003, the outstanding stock of Susquehanna Energy was transferred to Claverack's affiliate, C & T Enterprises, Inc., as part of an organizational restructuring plan.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

              Accounting System

                  Claverack maintains the accounting records in conformity with the uniform system of accounts as prescribed by the Federal Energy Regulatory Commission as modified and adopted by the RUS.

              Use of Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Revenues

                  Claverack's revenues from its members are based on kilowatt hours of electricity used. Rates are established by the Cooperative's Board of Directors.

              Purchased Power

                  Claverack purchases power used by its members from the Allegheny Electric Cooperative under a wholesale contract expiring in December 2007.

              Inventories

                  All inventories are carried at the lower of cost or market value. Cost is determined using the first-in, first-out method.

--------------------------------------------------------------------------------
                                   7                Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Plant

                  Plant is carried at cost. Additions to plant and replacements of property are capitalized at cost. Retirements of electric plant or replacements are removed from electric plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.

                  The depreciation is computed by the straight-line method. Depreciation charged to expense for 2003 and 2002 was $2,005,807 and $2,319,163, respectively. Depreciation charged to a clearing account for distribution to operating or plant accounts for 2003 and 2002 was $162,093 and $185,677, respectively.

                  Depreciation rates are as follows:

                      Claverack:
                           Transmission plant                             2.75 %
                           Distribution plant                             3.02 %
                           Structures and improvements           1.5  -   6.0  %
                           Transportation equipment              9.6  -  20.0  %
                           Tools and work equipment              6.0  -  20.0  %
                           Other equipment                       6.0  -  20.0  %

                      Susquehanna Energy:
                           Buildings and improvements            2.5  -  10.0  %
                           Equipment                                     10.0  %
                           Vehicles                             14.0  -  20.0  %
                           Office furniture and equipment       14.0  -  20.0  %

              Cash

                  The Company maintains its cash balances in checking accounts. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

              Accounts Receivable

                  Accounts receivable are stated at outstanding balances, less an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.


--------------------------------------------------------------------------------
                                   8                Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Accounts Receivable (Continued)

                  The Company assesses penalty charges on account balances outstanding greater than seventeen days. Accounts receivable that are ninety days or more past due and continuing to accrue interest totaled $118,000 and $94,000 at December 31, 2003 and 2002, respectively.

              Income Taxes

                  Claverack is exempt from taxes on income pursuant to Section 501(c)(12) of the Internal Revenue Code. Consequently, the statements of Claverack do not reflect any provision for taxes on income.

                  Susquehanna Energy is a C corporation and is subject to both Federal and Pennsylvania corporate income taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

                  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

              Other Equities

                  Claverack has established an unallocated equity account, Other Equities, for net losses sustained in prior years and non-operating margins not allocated to members. Future non-operating margins may be used at the Board of Directors' discretion to offset the accumulated losses recorded in other equities, for certain reserves, or to the extent not needed for such reserves or offsets be allocated to the members.

              Reclassifications

                  Certain items on the 2002 financial statements have been reclassified to conform to the 2003 financial statement presentation format. Such reclassifications had no impact on net margins.


--------------------------------------------------------------------------------
                                   9                Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants


CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - PLANT

              Listed below are the major classes of plant as of December 31, 2003 and 2002:

                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)     (Consolidated)

                   Plant in-service:
                        Claverack:
                            Transmission plant                                   $     239,907        $     239,907
                            Distribution plant                                      60,683,639           58,967,512
                            General plant                                            5,853,300            5,793,718
                                                                               ----------------     ----------------

                                                                                    66,776,846           65,001,137
                        Susquehanna Energy                                                   0            2,944,946
                                                                               ----------------     ----------------

                                                                                    66,776,846           67,946,083
                   Accumulated depreciation                                        (22,493,052)         (21,810,851)
                                                                               ----------------     ----------------

                                                                                    44,283,794           46,135,232
                   Construction in progress                                            331,529              405,719
                                                                               ----------------     ----------------

                                                                                   $44,615,323          $46,540,951
                                                                               ================     ================

NOTE 4 - INVESTMENTS IN ASSOCIATED ORGANIZATIONS

              Investments in associated organizations, carried at stated value, consist of the following:

                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)     (Consolidated)

                   Patronage capital credits:
                        Allegheny Electric Cooperative, Inc.                        $2,626,260           $2,626,260
                        National Rural Utilities Cooperative Finance
                            Corporation (CFC)                                          349,696              321,379
                        United Utility Supply Cooperative                               75,357               75,357
                                                                               ----------------     ----------------

                                                                                     3,051,313            3,022,996
                                                                               ----------------     ----------------

                   Capital term certificates of the National Rural
                        Utilities Cooperative Finance Corporation:
                            5% certificates                                            703,065              703,065
                            3% certificates                                            117,800              117,800
                            0% certificates                                            466,801              449,520
                                                                               ----------------     ----------------

                                                                                     1,287,666            1,270,385
                                                                               ----------------     ----------------

                   Other                                                                86,353               76,263
                                                                               ----------------     ----------------

                                                                                    $4,425,332           $4,369,644
                                                                               ================     ================

--------------------------------------------------------------------------------------------------------------------
                                                         10                                 Beard Miller Company LLP
                                                                        Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 4 - INVESTMENTS IN ASSOCIATED ORGANIZATIONS (CONTINUED)

              Claverack is required to maintain the investment in the Capital Term Certificates pursuant to its loan agreement with CFC.


NOTE 5 - INVESTMENT IN AFFILIATES

              Investment in C & T Enterprises, Inc.

                  Claverack is accounting for its investment in C & T Enterprises, Inc. (C & T), a 50%-owned affiliate, by the equity method of accounting.

                  C & T has three wholly-owned subsidiaries, Citizens' Electric Company of Lewisburg, PA, Valley Energy, Inc. and, effective January 1, 2003, Susquehanna Energy Plus, Inc. Citizens' Electric Company is a regulated public utility distributing electric service in parts of Union and Northumberland Counties, Pennsylvania. Valley Energy, Inc. is a regulated public utility distributing natural gas to customers in the Sayre, Pennsylvania area including Athens, Towanda, Wysox and Waverly, New York. Susquehanna Energy Plus, Inc. is a for profit corporation which generates revenues from the sale of petroleum products, home heating and air conditioning systems, and lubricants in north central Pennsylvania and southern New York. The carrying value of Claverack's investment in C & T exceeds its share of the underlying equity in the net assets of C & T.

                  Condensed consolidated balance sheet information of C & T as of December 31, 2003 and 2002 is as follows:

                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                           ASSETS

                   Current assets                                                 $  9,770,034         $  7,082,181
                                                                               ----------------     ----------------

                   Utility plant                                                    34,557,671           32,464,240
                   Accumulated depreciation                                        (13,104,496)         (12,432,970)
                                                                               ----------------     ----------------

                                                                                    21,453,175           20,031,270
                                                                               ----------------     ----------------

                   Other non-current assets                                         19,667,988            7,263,956
                                                                               ----------------     ----------------

                                                                                   $50,891,197          $34,377,407
                                                                               ================     ================

                            LIABILITIES AND STOCKHOLDERS' EQUITY

                   Current liabilities                                            $  8,295,776         $  6,509,845
                   Long-term debt                                                   31,101,777           20,397,594
                   Deferred credits and other long-term liabilities                  2,327,684            1,249,012
                   Stockholders' equity                                              9,165,960            6,220,956
                                                                               ----------------     ----------------

                                                                                   $50,891,197          $34,377,407
                                                                               ================     ================


--------------------------------------------------------------------------------
                                   11               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 5 - INVESTMENT IN AFFILIATES (CONTINUED)

              Investment in C & T Enterprises, Inc. (Continued)

                  Condensed consolidated statements of income information of C & T for the years ended December 31, 2003 and 2002 is as follows:

                                                                                    2003                 2002
                                                                               ----------------     ----------------
                   Operating revenues                                              $31,788,223          $13,692,840
                   Operating expenses                                               30,719,595           12,675,953
                                                                               ----------------     ----------------

                          Operating Income                                           1,068,628            1,016,887

                   Non-operating expense, net                                          893,557              464,020
                   Income taxes                                                        126,952              233,272
                                                                               ----------------     ----------------

                          Income before Cumulative Effect of Change in                  48,119              319,595
                              Accounting Principle

                   Cumulative effect of change in accounting principle,
                        net of tax expense of $357,296                                 522,887                    0
                                                                               ----------------     ----------------

                          Net Income                                             $     571,006        $     319,595
                                                                               ================     ================

                   Pro forma net income assuming the change in accounting       $       48,119        $     455,982
                        principle is applied retroactively
                                                                               ================     ================

              Investment in Tioga Propane, LLC

                  At December 31, 2002, Susquehanna Energy had a fifty percent interest in Tioga Propane, LLC. This investment was carried at cost adjusted for the Company's proportionate share of undistributed earnings and losses. Following is a summary of the results of operations of Tioga Propane, LLC for the year ended December 31, 2002:

                   Sales                                                                                   $244,182
                                                                                                    ================

                   Net loss                                                                               ($156,721)
                                                                                                    ================

--------------------------------------------------------------------------------
                                   12               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 6 - NOTE RECEIVABLE

              On November 17, 1999, as part of the Rural Economic Development Loan and Grant Program provided by the Rural Electrification Act,
         Section 313, Claverack borrowed $750,000 from the Rural Utilities Service (RUS). In accordance with the loan agreement, Claverack lent the proceeds of the loan to Central Bradford Progress Authority (CBPA). The note receivable from CBPA was non-interest bearing with monthly payments of $7,813 commencing November 2001 through June 2003. Effective July 1, 2003, the note was modified through an oral agreement. Under the new terms of the note, CBPA is paying monthly principal payments of $2,000 with a lump-sum payment due June of 2028.


NOTE 7 - PATRONAGE CAPITAL

              Patronage capital consists of the following at December 31, 2003 and 2002:

                                                2003                 2002
                                           (Unconsolidated)     (Consolidated)
                                           ----------------     ----------------
              Assigned                         $20,779,836          $16,898,072
              Assignable                         1,962,099            3,881,764
                                           ----------------     ----------------

                                                22,741,935           20,779,836

              Retirements to date               (3,754,971)          (3,723,682)
                                           ----------------     ----------------

                                               $18,986,964          $17,056,154
                                           ================     ================

              Under the provisions of the mortgage agreement, until the equities and margins equal or exceed 20% of the total assets of Claverack, the return to patrons of capital contributed is limited to 30% of the patronage capital or margins received in the prior calendar year. The equities of Claverack represent 28.98% and 25.49% of the total assets of Claverack as of December 31, 2003 and 2002, respectively.


NOTE 8 - OTHER EQUITIES

              Other equities consist of:

                                                2003                 2002
                                           (Unconsolidated)     (Consolidated)
                                           ----------------     ----------------

     Non-operating margins                      $3,460,086           $3,157,347
     Operating margins prior to 1969                85,095               85,095
     Net losses from 1995 through 2003          (5,453,525)          (5,453,525)
     Retired capital credits gain                  129,750              115,264
     Donated capital                                 1,305                1,305
     Capital gains                                     700                  700
                                           ----------------     ----------------

                                               ($1,776,589)         ($2,093,814)
                                           ================     ================


--------------------------------------------------------------------------------
                                   13               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants


CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 9 - NOTES PAYABLE AND LONG-TERM DEBT

              Long-term debt at December 31, 2003 and 2002 consists of the following:

                                                                                    2003                 2002
                                                                               (Unconsolidated)     (Consolidated)
                                                                               ----------------     ----------------
               Notes payable to the United States of America - Rural
                    Utilities Service (RUS):
                    Rural Economic Development Loan, payable $7,813
                        monthly, commencing November 2001, bearing no
                        interest, maturing November 2009.                         $    546,875         $    640,625
                                                                               ----------------     ----------------

               Mortgage notes payable to the National Rural Utilities
                    Cooperative Finance Corporation (CFC):
                    7% notes, payable quarterly, repaid during 2003.                         0              181,915
                    5.7% notes, payable quarterly, maturing at various
                        dates through November 2026.                                 2,645,197            2,722,153
                    6.20% note, payable quarterly, maturing January 2030.            3,366,584            3,416,457
                    4.10% note, payable quarterly, including interest,
                        maturing January 2030.                                       4,273,592            4,361,477
                    4.05% note, interest only through March 2010, payable
                        quarterly, maturing January 2030.                            7,284,247            7,284,247
                    4.05% notes, payable quarterly, including interest,
                        maturing at various dates through January 2030.              5,150,590            5,278,707
                    Variable rate notes (2.55% at December 31, 2003),
                        interest only through March 2010, payable
                        quarterly, maturing January 2030.                            7,000,000            7,000,000
                    Variable rate notes (2.55% at December 31, 2003),
                        principal amortized over 35 years, plus interest
                        payable quarterly, maturing at various dates
                        through April 2029.                                          3,870,277            3,976,038
                    Variable rate note (2.55% at December 31, 2003),
                        principal and interest paid quarterly, maturing
                        April 2007.                                                  1,250,509            1,500,000
                    Variable rate note (2.55% at December 31, 2003),
                        interest-only through January 2004, payable
                        quarterly, maturing January 2030.                            1,827,868            1,827,868
                                                                               ----------------     ----------------

                                                                                    36,668,864           37,548,862
                                                                               ----------------     ----------------

               Susquehanna Energy, Inc., note payable to Carapella Brothers in monthly installments of $3,791, including interest at 8%,
                    maturing in August 2009, collateralized by real estate.                  0              232,265
                                                                               ----------------     ----------------

                                                                                    37,215,739           38,421,752

               Current maturities                                                     (969,196)            (854,025)
                                                                               ----------------     ----------------

                                                                                   $36,246,543          $37,567,727
                                                                               ================     ================


--------------------------------------------------------------------------------------------------------------------
                                                         14                        Beard Miller Company LLP
                                                                        Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 9 - NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

              Estimated aggregate maturities during the next five years are:

                            2004                                     $   969,196
                            2005                                       1,029,588
                            2006                                       1,072,989
                            2007                                         927,757
                            2008                                         775,177

              Claverack has a variable rate line of credit available from CFC of $6,500,000, with outstanding balances at December 31, 2003 and 2002 of $1,291,122 and $2,191,816, respectively. $1,500,000 of the available balance on the line is reserved to guarantee the power bill of an affiliate and cannot be drawn upon by the Company. The interest rate was 2.8% at December 31, 2003. In addition to the CFC line of credit, Claverack has $7,021,502 available which can be drawn upon under the existing loan agreements when one or more preconditions have been met.

              The long-term debt to CFC is collateralized by substantially all assets of Claverack.

              The long-term debt and line of credit agreements contain certain restrictions including, among other things, maintenance of ratio requirements and limitations of total short-term indebtedness.


NOTE 10 - OBLIGATIONS UNDER CAPITAL LEASES

              Susquehanna Energy was the lessee of various trucks with tanks under capital leases expiring at various times during the years 2005 and 2006. The assets and liabilities under capital leases were recorded at the lower of the present value of the net minimum lease payments or the fair value of the assets. These assets were being amortized over the life of the lease.

              The present value of net minimum lease payments at December 31, 2002 was classified in the accompanying financial statements as follow:

                  Current maturities of obligations
                       under capital leases                            $113,848
                  Obligation under capital lease                        237,477
                                                                ----------------

                         Total                                         $351,325
                                                                ================


--------------------------------------------------------------------------------
                                   15               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 10 - OBLIGATIONS UNDER CAPITAL LEASES (CONTINUED)

              At December 31, 2002, assets under capital leases were as follows:

              Assets under capital leases                              $540,281

              Accumulated amortization                                 (222,133)
                                                               -----------------

                                                                      $318,148
                                                               =================

              Amortization expense for the year ended December 31, 2002 was $108,056 and was included in depreciation expense.


NOTE 11 - PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

              C & T is a member of the National Rural Electric Cooperative Association (NRECA) Retirement and Securities Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with plan provisions. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the Act) may, under certain circumstances, cause C & T to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. C & T has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon C & T's proportional share of the plan's unfunded vested benefits. C & T has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any. The Company reimbursed C & T $320,508 and $283,285 for its share of the contributions for the years ended December 31, 2003 and 2002, respectively.

              C & T is also a member of the NRECA SelectRE Pension Plan. C & T makes a matching contribution of 200 percent of the employees' contributions up to 2.5 percent of compensation. The Company reimbursed C & T $114,269 and $108,502 for its share of the contributions for the years ended December 31, 2003 and 2002, respectively.


--------------------------------------------------------------------------------
                                   16               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 11 - PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS (CONTINUED)

              C & T has a postretirement health care plan covering substantially all employees. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth Claverack's portion of the plan's funded status and Claverack's portion of the amounts of accrued benefit cost of the C & T plan as of December 31, 2003 and 2002:

                                                     2003             2002
                                               ---------------- ----------------
                                               (Unconsolidated) (Consolidated)

         Benefit obligation and funded status         $879,400         $646,600
                                               ================ ================

         Accrued benefit cost                         $388,879         $270,200
                                               ================ ================

         Benefit cost                                 $142,479        $  98,200
                                               ================ ================

         Benefits paid                               $  23,800       $    3,600
                                               ================ ================

         Discount rate                                 6.75%            7.00%
                                               ================ ================

              For measurement purposes, a 14.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2003. The rate was assumed to decrease gradually to 5.5% in 2012 and remain at that level thereafter.

              Claverack also provides postretirement medical benefits to its retirees and eligible dependents, while the retiree lives, from retirement until date of death. Claverack pays 100% of the premiums. The plan is unfunded. The estimated costs that were to be paid after retirement are being accrued by charges to expense over the employees active service periods to the dates they were fully eligible for benefits.

              Information relating to the Claverack postretirement benefit plan is as follows:

                                                     2003               2002
                                               ----------------   --------------
                                               (Unconsolidated)   (Consolidated)

        Benefit obligation and funded status        $1,617,700        $1,511,223
        Accrued benefit cost                         1,453,091         1,511,223
        Benefit cost                                   120,000           120,000
        Benefits paid                                  178,132           178,013
        Discount rate                                    6.25%             7.25%

              The health care cost trend rate was assumed to be 12.0% in 2003, gradually declining to 5.5% in 2013 and thereafter.


--------------------------------------------------------------------------------
                                   17               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 12 - RELATED PARTY TRANSACTIONS

              Claverack has a contract for services with C & T to purchase all employee services. In 2003 and 2002, Claverack paid $3,820,646 and $3,550,049 for payroll and $230,729 and $210,655 for benefits, respectively.

              Additionally in 2003 and 2002, Claverack paid C & T approximately $98,225 and $95,303, respectively, related to the operation of the customer call center as well as $33,420 and $48,184, respectively, for other services rendered by C & T on behalf of Claverack.

              Susquehanna Energy entered into an agreement with Tioga Propane, LLC (Propane), whereby Susquehanna Energy provides various management and technical staff services. Under the terms of the contract, Susquehanna Energy is reimbursed for expenses incurred in connection with services provided to Propane. During 2002, the Company included in other income $61,121 of management fees related to this agreement. The Company also advances cash to Propane under an informal arrangement. At December 31, 2002, there was a balance due from Propane of $95,534. Additionally, $72,761 of contract labor was purchased at December 31, 2002.

              During 2002, Susquehanna Energy had a contract with C & T, a related party, where C & T provided the Company with management and technical staff services. Under the terms of the contract, the Company reimburses C & T for expenses incurred in connection with services provided to Susquehanna Energy. During 2002, $58,058 was incurred for such fees and other expenses.

              Susquehanna Energy has also entered into capital lease agreements with C & T (see Note 10).

              As of December 31, 2003 and 2002, Claverack has advances to C & T of $300,000. Claverack's accounts payable, accrued payroll and accrued vacation with C & T are presented in the following table:

                                                 2003                  2002
                                            ----------------      --------------
                                            (Unconsolidated)      (Consolidated)

         Accounts payable                        $   14,964            $  30,124
         Accrued payroll                            283,383              329,260
         Accrued vacation                           223,323              224,003


--------------------------------------------------------------------------------
                                   18               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 13 - COMMITMENTS AND CONTINGENCIES

              Claverack has guaranteed debt of C & T, maturing in 2032 with an outstanding balance of $11,778,858 at December 31, 2003. Claverack has also guaranteed a $5,000,000 line of credit of C & T with an outstanding balance of $3,370,000 at December 31, 2003. Additionally, Claverack has guaranteed their pro rata share of a $200,000 loan to C &
         T. Claverack would be required to perform under these guarantees if C & T were to default under the debt agreements and the bank was to demand Claverack's performance.

              Claverack has guaranteed letters of credit in the amount of $1,680,000 held by the power supplier and a vendor of a related party, Wellsboro Electric Company. Claverack would be required to perform under this guarantee if Wellsboro Electric Company was to fail to pay these vendors and they were to demand Claverack's performance.


--------------------------------------------------------------------------------
                                   19               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

                                                                    Exhibit FS-4




                               VALLEY ENERGY, INC.

                                FINANCIAL REPORT

                                DECEMBER 31, 2003

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
TABLE OF CONTENTS



                                                                 PAGE NO.

FINANCIAL STATEMENTS:

   Independent Auditor's Report on the Financial Statements         1

   Balance Sheets                                                   2

   Statements of Income                                             3

   Statements of Stockholder's Equity                               4

   Statements of Cash Flows                                         5

   Notes to Financial Statements                                    7




SUPPLEMENTARY INFORMATION:

   Independent Auditor's Report on Supplementary Information       15

   Prepaid and Accrued Taxes                                       16

   Operating Revenues and Taxes, Other than Income                 17

   Distribution, Operation; Distribution, Maintenance;
      Customer Accounts and General and Administrative Expenses    18

   Balance Sheet, by Division                                      20

   Statement of Income, by Division                                21

   Utility Plant and Accumulated Depreciation - Pennsylvania       22

   Utility Plant and Accumulated Depreciation - New York           23

   Prepaid and Accrued Taxes, by Division                          24

   Operating Revenues and Taxes, Other than Income, by Division    25

   Distribution, Operation; Distribution, Maintenance; Customer
      Accounts and General and Administrative Expenses, by
      Division                                                     26

Beard Miller
Company LLP
--------------------
Certified Public Accountants and Consultants



                          INDEPENDENT AUDITOR'S REPORT
                           ON THE FINANCIAL STATEMENTS


To the Board of Directors
Valley Energy, Inc.
Sayre, Pennsylvania


      We have audited the accompanying balance sheets of Valley Energy, Inc., a wholly-owned subsidiary of C & T Enterprises, Inc., as of December 31, 2003 and 2002, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley Energy, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



                                               /s/ Beard Miller Company LLP


Reading, Pennsylvania
February 12, 2004

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
BALANCE SHEETS


                                           ASSETS

                                                            December 31,
                                                    ----------------------------
                                                        2003           2002
                                                    -------------  -------------
UTILITY PLANT


   Gas plant in service                              $22,390,441    $20,778,567
   Accumulated depreciation                           (7,068,343)    (6,745,919)
                                                    -------------  -------------

                                                      15,322,098     14,032,648

   Construction work in progress, at cost                 57,839         41,584
                                                    -------------  -------------

      Total Utility Plant, Net                        15,379,937     14,074,232
                                                    -------------  -------------

NON-UTILITY PROPERTY                                      25,490              0
                                                    -------------  -------------

CURRENT ASSETS

   Cash and cash equivalents                             141,327        990,336
   Accounts receivable:
      Customers, less allowance for uncollectible
         accounts 2003 $37,243; 2002 $27,458             942,542        757,243
      Unbilled revenues                                  251,703        261,080
      Other receivables                                    3,643              0
   Advances, affiliates                                  100,398        100,398
   Natural gas inventories                             2,260,495      1,022,818
   Materials and supplies                                177,782        185,157
   Prepaid expenses and other                                  0         27,084
   Prepaid taxes                                         142,534              0
   Deferred income taxes                                  53,390         40,693
   Under recovered gas costs                             574,980              0
                                                    -------------  -------------

      Total Current Assets                             4,648,794      3,384,809
                                                    -------------  -------------

DEFERRED DEBITS AND OTHER ASSETS

   Under recovered gas costs                             477,802        983,051
   Prepaid expenses and other                            195,640        228,428
   Deferred income taxes                                       0         96,787
                                                    -------------  -------------

      Total Deferred Debits and Other Assets             673,442      1,308,266
                                                    -------------  -------------

Total Assets                                         $20,727,663    $18,767,307
                                                    =============  =============


See notes to financial statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




                            LIABILITIES AND STOCKHOLDER'S EQUITY

                                                                          December 31,
                                                                  ----------------------------
                                                                      2003           2002
                                                                  -------------  -------------

STOCKHOLDER'S EQUITY

   Common stock, no par or stated value; 1,000 shares authorized,
      issued and outstanding                                       $ 3,000,000    $ 3,000,000
   Retained earnings                                                   215,794         82,465
                                                                  -------------  -------------

      Total Stockholder's Equity                                     3,215,794      3,082,465
                                                                  -------------  -------------

NOTE PAYABLE TO PARENT                                              12,371,619     12,680,932
                                                                  -------------  -------------

CURRENT LIABILITIES

   Line of credit, parent                                            2,770,000        800,000
   Note payable to parent, current portion                             290,334        218,030
   Accounts payable                                                     79,512        145,327
   Due for purchased gas                                               752,871        798,940
   Over recovered gas costs                                                  0        433,949
   Accrued expenses                                                    216,953         75,363
   Customer deposits                                                    71,728         81,569
   Accrued taxes                                                             0         55,580
                                                                  -------------  -------------

      Total Current Liabilities                                      4,181,398      2,608,758
                                                                  -------------  -------------

DEFERRED CREDITS AND OTHER LIABILITIES

   Deferred income taxes                                               245,745              0
   Regulatory liability                                                328,435         69,952
   Accrued postretirement cost                                         384,672        325,200
                                                                  -------------  -------------

      Total Deferred Credits and Other Liabilities                     958,852        395,152
                                                                  -------------  -------------



      Total Liabilities and Stockholder's Equity                   $20,727,663    $18,767,307
                                                                  =============  =============


--------------------------------------------------------------------------------
                                   2           Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
STATEMENTS OF INCOME




                                                           Years Ended December 31,
                                                         ----------------------------
                                                              2003          2002
                                                         -------------  -------------

OPERATING REVENUES                                        $10,845,200     $2,038,841

GAS PURCHASED                                               6,734,506      1,324,396
                                                         -------------  -------------

      Operating Revenues in Excess of Gas Purchased         4,110,694        714,445
                                                         -------------  -------------

OTHER OPERATING EXPENSES

   Distribution expenses:
      Operation                                               712,956        113,391
      Maintenance                                             317,936         35,030
   Customer accounts                                          685,828         80,286
   General and administrative                                 702,912        155,862
   Depreciation and amortization                              717,116        104,260
   Taxes, other than income                                   227,949         41,732
                                                         -------------  -------------

      Total Other Operating Expenses                        3,364,697        530,561
                                                         -------------  -------------

      Income from Operations                                  745,997        183,884
                                                         -------------  -------------

OTHER INCOME                                                  184,443         61,845
                                                         -------------  -------------

OTHER EXPENSES

   Interest                                                   556,836         92,186
   Other                                                      136,871         18,753
                                                         -------------  -------------

      Total Other Expenses                                    693,707        110,939
                                                         -------------  -------------

      Income before Income Taxes                              236,733        134,790
                                                         -------------  -------------

INCOME TAXES

   Federal                                                     79,071         39,038
   State                                                       24,333         13,287
                                                         -------------  -------------

      Total Income Taxes                                      103,404         52,325
                                                         -------------  -------------

      Net Income                                           $  133,329       $ 82,465
                                                         =============  =============


See notes to financial statements.
--------------------------------------------------------------------------------
                                   3           Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2003 and 2002



                                         Common        Retained
                                          Stock        Earnings         Total
                                        -----------   -----------    -----------
BALANCE - DECEMBER 31, 2001             $        0    $        0     $        0

   Net income                                    0        82,465         82,465

   Capital contribution                  3,000,000             0      3,000,000
                                        -----------   -----------    -----------


BALANCE - DECEMBER 31, 2002              3,000,000        82,465      3,082,465

   Net income                                    0       133,329        133,329
                                        -----------   -----------    -----------


BALANCE - DECEMBER 31, 2003             $3,000,000      $215,794     $3,215,794
                                        ===========   ===========    ===========


See notes to financial statements.
--------------------------------------------------------------------------------
                                   4           Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS




                                                                  Years Ended December 31,
                                                                ----------------------------
                                                                     2003          2002
                                                                -------------  -------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net income                                                    $   133,329    $    82,465
   Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
        Depreciation and amortization                                717,116        104,260
        Loss on the disposition of assets                             42,586              0
        Provision for doubtful accounts                              211,266         27,458
        (Increase) decrease in assets:
           Accounts receivable                                      (567,691)      (193,580)
           Inventories                                            (1,230,302)       330,570
           Prepayments                                                59,872         28,136
           Prepaid taxes                                            (142,534)             0
           Deferred tax asset                                         84,090         14,432
           Advances from affiliates                                        0       (100,398)
           Under/over recovered gas costs                           (951,820)      (599,936)
        Increase (decrease) in liabilities:
           Accounts payable                                          (65,815)       136,467
           Due for purchased gas                                     (46,069)       798,940
           Accrued expenses                                         (157,729)        14,283
           Customer deposits                                          (9,841)         5,925
           Accrued taxes                                             (55,580)        55,580
           Regulatory liabilities                                      7,158          4,494
           Accrued postretirement costs                               59,472          6,500
           Deferred tax liability                                    245,745              0
                                                                -------------  -------------

         Net Cash Provided by (Used in) Operating Activities      (1,666,747)       715,596
                                                                -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Acquisition of business assets, net of
      liabilities assumed                                           (298,311)   (16,327,029)
   Additions to utility plant                                       (666,786)       (97,193)
   Proceeds from the sale of assets                                   50,060              0
   Other changes in utility plant, net                                  (216)             0
                                                                -------------  -------------

         Net Cash Used in Investing Activities                      (915,253)   (16,424,222)
                                                                -------------  -------------


See notes to financial statements.
--------------------------------------------------------------------------------
                                   5           Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS (CONTINUED)




                                                                    Years Ended December 31,
                                                                  ----------------------------
                                                                       2003          2002
                                                                  -------------  -------------

CASH FLOWS FROM FINANCING ACTIVITIES


   Net borrowings on line of credit with parent                     $1,970,000    $   800,000
   Proceeds from long-term borrowings from parent                            0     12,898,962
   Capital contributed by parent                                             0      3,000,000
   Principal payments on note payable to parent                       (237,009)             0
                                                                  -------------  -------------

         Net Cash Provided by Financing Activities                   1,732,991     16,698,962
                                                                  -------------  -------------

         Net Increase (Decrease) in Cash and Cash Equivalents         (849,009)       990,336

CASH AND CASH EQUIVALENTS - BEGINNING                                  990,336              0
                                                                  -------------  -------------

CASH AND CASH EQUIVALENTS - ENDING                                  $  141,327     $  990,336
                                                                  =============  =============

SUPPLEMENTARY CASH FLOWS INFORMATION

   Interest paid                                                    $  556,836     $   92,186
                                                                  =============  =============

   Income taxes paid                                                $   48,307     $        0
                                                                  =============  =============


See notes to financial statements.
--------------------------------------------------------------------------------
                                   6           Beard Miller Company LLP
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                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS

         Valley Energy, Inc. is a wholly-owned subsidiary of C & T Enterprises (C & T). The Company acquired the assets of Valley Cities Gas, located in Sayre, Pennsylvania on November 7, 2002. The accompanying financial statements include operations from November 7, 2002.

         The Company is a regulated public utility distributing natural gas to customers in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York. The Company's operations in Pennsylvania are regulated by the Pennsylvania Public Utility Commission (PUC) and its operations in New York are regulated by the State of New York Public Service Commission (NYPSC).


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Accounting System

            The Company maintains the accounting records in conformity with the uniform system of accounts as prescribed for public utilities by the Federal Energy Regulatory Commission and adopted by the PUC and the NYPSC.

         Regulation

            The Company prepares its financial statements in accordance with the provisions of Financial Accounting Standards (FAS) 71, "Accounting for the Effects of Certain Types of Regulation." FAS 71 requires a rate-regulated entity to reflect the effects of regulation in its financial statements as regulatory assets or liabilities.

         Use of Estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            Costs that are refundable or recoverable in future periods through gas cost recovery rates are subject to audit and approval by the appropriate regulatory body. Changes to the related asset or liability amounts that result from these audits are recorded as a charge to current operations.

         Revenue Recognition

            Revenues are recorded based on the amounts of natural gas delivered to customers through the end of each accounting period.

            Revenues also include amounts receivable from customers through gas recovery clauses, which are adjusted annually. Costs that are recoverable or refundable in future periods through the gas recovery clauses are deferred.


--------------------------------------------------------------------------------
                                   7           Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Accounts Receivable

            Accounts receivable are stated at outstanding balances less an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past loss experience, agings of the receivables, adverse situations that may affect the customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.

         Procurement of Natural Gas

            The Company obtains all of its natural gas from an agreement with an energy broker that expires on March 31, 2006.

         Utility Plant

            Utility plant is carried at cost. Additions to utility plant and replacements of property are capitalized at cost. Retirements of utility plant or replacements are removed from utility plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.

            As part of the acquisition discussed in Note 3, the Company recorded gas plant acquisition costs totaling $4,621,318 through December 31, 2003, representing the difference between the utility plant at assigned fair value on the date of acquisition and historical net book value. Amounts in the gas plant acquisition account are being amortized over the remaining estimated useful life of the plant assets. These lives range from eight years to forty-one years.

            Generally, depreciation on assets other than the gas plant acquisition account is being computed by the straight-line method over the estimated useful asset lives, which are generally 25 to 50 years for gas plant. Depreciation charged to expense was $717,116 and $104,260 in 2003 and 2002, respectively, including amortization of the gas plant acquisition account of $193,397 and $24,486, respectively.

         Cash

            The Company maintains its cash balances in a checking and daily investment fund accounts. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

         Inventories

            Inventories are stated at average cost.


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                                   8           Beard Miller Company LLP
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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
Notes to Financial Statements


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Income Taxes

            The Company is included in the consolidated federal income tax return filed by its parent company. The Company's federal income tax expense is computed using the separate return method for intercorporate tax allocation.

            Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

            Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         Reclassifications

            Certain items in the 2002 financial statements have been reclassified to conform with the 2003 presentation format. These reclassifications had no effect on net income.


NOTE 3 - ACQUISITION

         On November 7, 2002, the assets of Valley Cities Gas were acquired by the Company. These assets constitute a natural gas distribution company serving the residents and businesses located in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated to assets and liabilities in 2002 as follows, based on their estimated values:

             Assets acquired:
                Natural gas inventory                           $ 1,347,000
                Accounts receivable                                 166,000
                Unbilled revenues                                   686,000
                Deferred income taxes                               152,000
                Prepaid expenses                                    283,000
                Other current assets                                141,000
                Plant, property and equipment                    14,082,000
                                                                 -----------

                  Total Assets Acquired                          16,857,000
                                                                 -----------

             Liabilities assumed:
                Current liabilities                                 146,000
                Regulatory liabilities                               65,000
                Postretirement benefits                             319,000
                                                                 -----------

                  Total Liabilities Assumed                         530,000
                                                                 -----------

                  Net Assets Acquired                            $16,327,000
                                                                 ===========


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                                   9           Beard Miller Company LLP
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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
Notes to Financial Statements


NOTE 3 - ACQUISITION (CONTINUED)

         In 2003, the Company revised its preliminary estimate of unbilled revenue. This revision resulted in a decrease in the purchase price allocated to unbilled revenue from the original estimate of approximately $686,000 to the revised estimate of approximately $61,000. Also, in 2003, the seller asserted certain claims against Valley Energy for obligations that the seller believes Valley Energy owes but has not yet paid. The total amount of the claim was approximately $850,000. Valley Energy has subsequently made payments on this claim totaling approximately $300,000. The ultimate amount of the remaining claim that Valley Energy will be responsible to pay will not be known until the legal proceedings have concluded. The Company has recorded a liability for the entire amount of the remaining claim as of December 31, 2003. These adjustments to the preliminary purchase price allocation were recorded in 2003 and resulted in an increase in the gas plant acquisition account, which is included in utility plant on the accompanying balance sheet, of approximately $1,475,000.

         Under the terms of the asset purchase agreement, the Company may be required to make additional payments to the seller upon the filing and approval of certain rate relief from the Company's regulatory bodies. This contingent payment could result in the Company making additional payments up to a maximum of $3 million to the seller.


NOTE 4 - NOTES PAYABLE

         The Company has a note payable to C & T. The balance on this note was $12,661,953 and $12,898,962 at December 31, 2003 and 2002, respectively.
      The note is being repaid in quarterly installments through December 31, 2032. Interest accrues at a variable rate equal to the interest rate announced by the National Cooperative Services Corporation plus a spread of up to 1%. The interest rate at December 31, 2003 and 2002 was 3.43% and 4.05%, respectively. The applicable spread used in the interest rate is set monthly at the discretion of the C & T.

         The Company maintains a line of credit with C & T for up to $3,000,000. Interest under this line of credit accrues at a variable rate equal to the interest rate announced by the National Cooperative Services Corporation plus a spread of up to 1%. There was $2,770,000 and $800,000 outstanding on this line of credit at December 31, 2003 and 2002, respectively. All advances under this line of credit are repayable within one year.

         C & T holds a first lien secured interest in the assets of the Company that are located in Pennsylvania. C & T has pledged substantially all of the Company's assets as collateral for its borrowing arrangements.


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                                   10          Beard Miller Company LLP
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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
Notes to Financial Statements


NOTE 4 - NOTES PAYABLE (CONTINUED)

         The Company is required to make the following estimated principal payments on the note payable during the next five years:

                   2004                                 $290,334
                   2005                                  300,334
                   2006                                  310,872
                   2007                                  321,679
                   2008                                  332,862

NOTE 5 - INCOME TAX MATTERS

         Net deferred tax assets and liabilities consist of the following components as of December 31, 2003 and 2002:

                                                          2003           2002
                                                      -----------    -----------
             Deferred tax assets                        $248,301       $172,702
             Deferred tax liabilities                   (440,656)       (35,222)
                                                      -----------    -----------

                                                       ($192,355)      $137,480
                                                      ===========    ===========

         Deductible temporary differences giving rise to deferred tax assets related primarily to accrued vacation, accrued postretirement costs, allowance for uncollectible accounts receivable and state net operating losses. Taxable temporary differences giving rise to deferred tax liabilities related primarily to utility plant. The Company has state net operating loss carryforwards of approximately $370,000 that expire in 2023.

         The deferred tax amounts mentioned previously have been classified on the accompanying balance sheets as of December 31, 2003 and 2002 as follows:

                                                          2003           2002
                                                      -----------    -----------
             Current assets                           $   53,390     $   40,693
             Noncurrent assets (liability)              (245,745)        96,787
                                                      -----------    -----------

                                                       ($192,355)    $  137,480
                                                      ===========    ===========


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                                   11          Beard Miller Company LLP
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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
Notes to Financial Statements


NOTE 5 - INCOME TAX MATTERS (CONTINUED)

         The provision for income taxes charged to operations for the years ended December 31, 2003 and 2002 consists of the following:

                                                          2003           2002
                                                      -----------    -----------
             Federal:
                Current tax expense (benefit)          ($226,431)       $26,892
                Deferred tax expense                     305,502         12,146
                                                      -----------    -----------

                                                          79,071         39,038
                                                      -----------    -----------

             State:
                Current tax expense                            0         11,001
                Deferred tax expense                      24,333          2,286
                                                      -----------    -----------

                                                          24,333         13,287
                                                      -----------    -----------

                                                        $103,404        $52,325
                                                      ===========    ===========

         The income tax provision differs from the amount of income tax determined by applying the statutory tax rates to pretax income for the years ended December 31, 2003 and 2002 due to the following:

                                                          2003           2002
                                                      -----------    -----------

             Statutory income tax expense             $   95,895        $54,590
             Other                                         7,509         (2,265)
                                                      -----------    -----------

                                                        $103,404        $52,325
                                                      ===========    ===========

         Prepaid (accrued) taxes include federal income tax refundable (due) to its parent of $239,185 and ($26,892) at December 31, 2003 and 2002,
      respectively.


NOTE 6 - PENSION PLANS AND POSTRETIREMENT BENEFIT PLANS

         C & T is a member of the National Rural Electric Cooperative Association (NRECA) Retirement and Savings Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with plan provisions. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the Act) may, under certain circumstances, cause C & T to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. C & T has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon C & T's proportional share of the plan's unfunded vested benefits. C & T has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any. The Company reimbursed C & T $116,679 and $16,810 for its share of the contributions for the years ended December 31, 2003 and 2002, respectively.


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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
Notes to Financial Statements


NOTE 6 - PENSION PLANS AND POSTRETIREMENT BENEFIT PLANS (CONTINUED)

         C & T is also a member of the NRECA SelectRE Pension Plan. C & T makes a matching contribution of 200 percent of the employees' contributions up to 2.5 percent of compensation. The Company reimbursed C & T $41,390 and $6,389 for its share of the contributions for the years ended December 31, 2003 and 2002, respectively.

         C & T has a postretirement health care plan covering substantially all employees. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth the plan's funded status and the amounts of accrued benefit cost of the C & T plan and the Company's allocation as of December 31, 2003 and 2002:

                                                         2003           2002
                                                      -----------    -----------

        Benefit obligation and funded status          $2,256,100     $1,711,800
                                                      ===========    ===========

        Accrued benefit cost                          $1,221,200     $  899,500
                                                      ===========    ===========

        Company's allocation of accrued benefit cost:
           Company                                    $  375,300     $  325,200
           C & T allocation                                9,372              0
                                                      -----------    -----------

                                                      $  384,672     $  325,200
                                                      ===========    ===========

        Company's allocation of benefit expense:
           Company                                    $   50,100     $    6,500
           C & T allocation                                9,372              0
                                                      -----------    -----------

                                                      $   59,472     $    6,500
                                                      ===========    ===========


        Discount rate                                      6.75%           7.00%
                                                      ===========    ===========

         For measurement purposes, a 14% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2003. The rate was assumed to decrease gradually to 5.5% in 2012 and remain at that level thereafter.

--------------------------------------------------------------------------------
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

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
Notes to Financial Statements


NOTE 7 - RELATED PARTY TRANSACTIONS

         The Company has a contract for services with C & T to purchase all employee services. The contract automatically renews annually unless terminated by either party.

         In the ordinary course of business, the Company's activities involve significant transactions with its parent. As of and for the years ended December 31, 2003 and 2002, the transactions included in the financial statements approximated the following amounts:



                                                                            2003          2002
                                                                        -----------    ----------

             Rent expense (vehicles)                                    $   74,409     $    6,203
             Allocation of overhead from parent recorded as
                operating expense                                          132,943         19,123
             Payroll related costs included in accrued expenses            106,197        102,572
             Accrued vacation liability included in accrued
                expenses                                                    92,579         73,296
             Payroll costs paid in advance and included in
                advances to affiliate                                      100,398        100,398

         The Company paid the parent $907,950 for payroll and $369,681 for benefits in 2003. The Company paid the parent $151,019 for payroll and $58,176 for benefits in 2002.


NOTE 8 - ENVIRONMENTAL MATTERS

         The Company has purchased an insurance policy covering environmental remediation costs at a parcel of land owned by the Company in Athens, Pennsylvania. The insurance policy provides for coverage for up to a maximum amount of $10 million The Company would be responsible for the first $100,000 of remediation costs. This policy expires in December 2011. The Company is not aware of any environmental contamination that would result in remediation activities, nor have any environmental agencies given notice of its intention to require any remediation or clean-up activities.


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


Beard Miller
Company LLP
-------------------
Certified Public Accountants and Consultants



            INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION


To the Board of Directors
Valley Energy, Inc.
Sayre, Pennsylvania


      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                        /s/ Beard Miller Company LLP

Reading, Pennsylvania
February 12, 2004

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
PREPAID AND ACCRUED TAXES


                                                             December 31,
                                                      --------------------------
                                                         2003          2002
                                                      ------------   -----------
   State gross receipts tax                             ($76,894)      ($18,173)
   State sales tax                                       (38,218)       (24,577)
   State capital stock                                   (25,174)        (8,000)
   State income tax                                        3,036        (11,001)
   State use taxes                                        (1,040)             0
   Federal income tax                                    239,185        (26,892)
   Education assessment                                        0          2,693
   PUC assessment                                         10,793         10,674
   Local and county taxes                                 30,846         21,380
   PURTA                                                       0         (3,333)
   PSC assessment                                              0          1,649
                                                      -----------    ----------

                                                        $142,534       ($55,580)
                                                      ===========    ==========


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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
OPERATING REVENUES AND TAXES, OTHER THAN INCOME


                                                      Years Ended December 31,
                                                      --------------------------
                                                         2003          2002
                                                      ------------   -----------
OPERATING REVENUES

   Residential sales                                  $ 5,418,301    $1,053,391
   Commercial and industrial sales                      2,868,120       594,119
   Interruptible sales                                    454,738        51,166
   Customers' forfeited discounts                          48,979         4,403
   Transportation sales                                 1,353,514       276,873
   Under recovered gas costs                              701,548        58,889
                                                      -----------    -----------

                                                      $10,845,200    $2,038,841
                                                      ===========    ===========

TAXES, OTHER THAN INCOME

   State capital stock                                $    21,000    $    8,000
   State gross receipts                                    63,721        14,356
   Local and county taxes                                  75,503        11,660
   State PSC assessment                                     9,454           825
   PURTA                                                   35,765         3,333
   State use tax                                            1,040             0
   State PUC assessment                                    21,466         3,558
                                                      -----------    -----------

                                                      $   227,949    $   41,732
                                                      ===========    ===========


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                                   17          Beard Miller Company LLP
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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
DISTRIBUTION, OPERATION; DISTRIBUTION, MAINTENANCE; CUSTOMER ACCOUNTS AND GENERAL AND ADMINISTRATIVE EXPENSES


                                                       Years Ended December 31,
                                                      --------------------------
                                                         2003            2002
                                                      -----------    -----------
DISTRIBUTION, OPERATION

   Mains and services                                 $   373,697    $   35,819
   Measuring and regulating  station - general              3,796         4,998
   Measuring and regulating  station - city gate            9,730           246
   Industrial/commercial meters and regulators             33,466         5,387
   Meters and house regulator                              78,293         7,985
   Customer installations                                  73,868        14,853
   Distribution load dispatching                          104,669        18,807
   Other operating expense                                 35,437        25,296
                                                      -----------    -----------

                                                      $   712,956    $  113,391
                                                      ===========    ===========

DISTRIBUTION, MAINTENANCE

   Structures and improvements                        $    26,719    $    2,324
   Mains                                                   77,751         5,779
   Measuring and regulating  station - general             20,913         1,797
   Measuring and regulating  station - industrial             211            82
   Measuring and regulating  station - city gate           10,523           144
   Services                                                26,957         2,860
   Meters and house regulators                             26,146         3,386
   Supervision and engineering                            101,612        14,334
   Liquid petroleum gas                                    27,104         4,324
                                                      -----------    -----------

                                                      $   317,936    $   35,030
                                                      ===========    ===========

CUSTOMER ACCOUNTS

   Meter reading                                      $    65,810    $   11,627
   Customer records and collections                       392,380        40,560
   Uncollectible accounts                                 211,266        26,834
   Miscellaneous customer                                  16,372         1,265
                                                      -----------    -----------

                                                      $   685,828    $   80,286
                                                      ===========    ===========


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                                   18          Beard Miller Company LLP
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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
DISTRIBUTION, OPERATION; DISTRIBUTION, MAINTENANCE; CUSTOMER ACCOUNTS AND GENERAL AND ADMINISTRATIVE EXPENSES (CONTINUED)


                                                     Years Ended December 31,
                                                   ----------------------------
                                                       2003           2002
                                                   ------------     -----------
GENERAL AND ADMINISTRATIVE

   General and  administrative salaries               $310,173      $   42,842
   Pensions and benefits                                 2,184          17,621
   Office supplies and expense                          75,238          27,810
   Outside services                                    161,547          26,048
   Property insurance                                   16,588           2,752
   Injuries and damage                                  58,987           8,611
   Rents                                                 6,000             500
   General advertising                                   5,922           1,014
   Miscellaneous general                                 6,850             300
   Directors' committee                                 49,877          26,894
   Travel and training                                     970               0
   Maintenance, general plant                            8,576           1,470
                                                    -----------     -----------
                                                      $702,912      $   155,862
                                                    ===========     ===========


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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
BALANCE SHEET, BY DIVISION


                                           ASSETS

                                               December 31, 2003
                               ---------------------------------------------------
                                  Valley      Valley
                                Energy of     Energy
                                   PA          of NY      Eliminations   Total
                               -----------   ----------   -----------  -----------
UTILITY PLANT

   Gas plant in service        $18,451,815   $3,938,626   $        0   $22,390,441
   Accumulated depreciation     (5,830,417)  (1,237,926)           0    (7,068,343)
                               -----------   ----------   -----------  -----------

                                12,621,398    2,700,700            0    15,322,098

   Construction work in
      progress                      43,704       14,135            0        57,839
                               -----------   ----------   -----------  -----------

      Total Utility Plant, Net  12,665,102    2,714,835            0    15,379,937
                               -----------   ----------   -----------  -----------

NON-UTILITY PROPERTY                25,490            0            0        25,490
                               -----------   ----------   -----------  -----------

CURRENT ASSETS

   Cash and cash equivalents       141,327            0            0       141,327
   Accounts receivable:
      Customers                    554,755      387,787            0       942,542
      Unbilled revenues            223,711       27,992            0       251,703
      Other receivables              3,643            0            0         3,643
   Advances, affiliates            737,461            0     (637,063)      100,398
   Natural gas inventories       2,260,495            0            0     2,260,495
   Materials and supplies          177,782            0            0       177,782
   Prepaid taxes                    92,130       50,404            0       142,534
   Deferred income taxes            47,648        5,742            0        53,390
   Under recovered gas costs       676,660            0     (101,680)      574,980
                               -----------   ----------   -----------  -----------

      Total Current Assets       4,915,612      471,925     (738,743)    4,648,794
                               -----------   ----------   -----------  -----------

DEFERRED DEBITS AND OTHER ASSETS

   Prepaid expenses and other      195,640            0            0       195,640
   Under recovered gas costs       309,762      168,040            0       477,802
                               -----------   ----------   -----------  -----------

      Total Deferred Debits
         and Other Assets          505,402      168,040            0       673,442
                               -----------   ----------   -----------  -----------

      Total Assets             $18,111,606   $3,354,800    ($738,743)  $20,727,663
                               ===========   ==========   ===========  ===========


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                            LIABILITIES AND STOCKHOLDER'S EQUITY




                                                             December 31, 2003
                                             ---------------------------------------------------
                                                Valley      Valley
                                              Energy of     Energy
                                                 PA          of NY      Eliminations   Total
                                             -----------   ----------   -----------  -----------
STOCKHOLDER'S EQUITY

   Common stock                              $   673,408   $2,326,592   $        0   $ 3,000,000
   Retained earnings (deficit)                   297,204      (81,410)           0       215,794
                                             -----------   ----------   -----------  -----------

      Total Stockholder's Equity                 970,612    2,245,182            0     3,215,794
                                             -----------   ----------   -----------  -----------

NOTE PAYABLE TO PARENT                        12,371,619            0            0    12,371,619
                                             -----------   ----------   -----------  -----------

CURRENT LIABILITIES

   Line of credit, parent                      2,545,827      224,173            0     2,770,000
   Note payable to parent, current
      portion                                    290,334            0            0       290,334
   Advances, due to affiliate                          0      637,063     (637,063)            0
   Accounts payable                               79,512            0            0        79,512
   Due for purchased gas                         752,871            0            0       752,871
   Accrued expenses                              216,953            0            0       216,953
   Customer deposits                              69,273        2,455            0        71,728
   Over collected gas costs                            0      101,680     (101,680)            0
                                             -----------   ----------   -----------  -----------

      Total Current Liabilities                3,954,770      965,371     (738,743)    4,181,398
                                             -----------   ----------   -----------  -----------

DEFERRED CREDITS AND OTHER
   LIABILITIES

   Deferred income taxes                         162,233       83,512            0       245,745
   Regulatory liability                          267,700       60,735            0       328,435
   Accrued postretirement cost                   384,672            0            0       384,672
                                             -----------   ----------   -----------  -----------

      Total Deferred Credits and
         Other Liabilities                       814,605      144,247            0       958,852
                                             -----------   ----------   -----------  -----------


      Total Liabilities and
         Stockholder's Equity                $18,111,606   $3,354,800    ($738,743)  $20,727,663
                                             ===========   ==========   ===========  ===========


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                                   20          Beard Miller Company LLP
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


VALLEY ENERGY, INC.
-------------------------------------------------------------------------------
STATEMENT OF INCOME, BY DIVISION




                                                           Year Ended December 31, 2003
                                            ---------------------------------------------------
                                               Valley      Valley
                                             Energy of     Energy
                                                PA          of NY      Eliminations   Total
                                            -----------   ----------   -----------  -----------

OPERATING REVENUES                          $7,958,982    $2,886,218      $     0   $10,845,200

GAS PURCHASED                                4,725,689     2,008,817            0     6,734,506
                                            -----------   ----------   -----------  -----------

      Operating Revenues in
         Excess of Gas Purchased             3,233,293       877,401            0     4,110,694
                                            -----------   ----------   -----------  -----------

OTHER OPERATING EXPENSES

   Distribution expenses:
      Operation                                512,407       200,549            0       712,956
      Maintenance                              267,172        50,764            0       317,936
   Customer accounts                           498,185       187,643            0       685,828
   General and administrative                  596,838       106,074            0       702,912
   Depreciation and
      amortization                             590,216       126,900            0       717,116
   Taxes, other than income                     79,271       148,678            0       227,949
                                            -----------   ----------   -----------  -----------

      Total Other Operating
         Expenses                            2,544,089       820,608            0     3,364,697
                                            -----------   ----------   -----------  -----------

      Income from Operations                   689,204        56,793            0       745,997
                                            -----------   ----------   -----------  -----------

OTHER INCOME                                   184,443             0            0       184,443
                                            -----------   ----------   -----------  -----------

OTHER EXPENSES

   Interest                                    459,145        97,691            0       556,836
   Other                                       136,412           459            0       136,871
                                            -----------   ----------   -----------  -----------

      Total Other Expenses                     595,557        98,150            0       693,707
                                            -----------   ----------   -----------  -----------

      Income (Loss) before Income
         Taxes (Benefits)                      278,090       (41,357)           0       236,733
                                            -----------   ----------   -----------  -----------

INCOME TAXES (BENEFITS)

   Federal                                      88,863        (9,792)           0        79,071
   State                                        14,969         9,364            0        24,333
                                            -----------   ----------   -----------  -----------

      Total Income Taxes (Benefits)            103,832          (428)           0       103,404
                                            -----------   ----------   -----------  -----------

      Net Income (Loss)                     $  174,258      ($40,929)     $     0    $  133,329
                                            ===========   ==========   ===========  ===========


--------------------------------------------------------------------------------
                                   21          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
UTILITY PLANT AND ACCUMULATED DEPRECIATION - PENNSYLVANIA


                                                       Utility Plant                              Accumulated Depreciation
                               -------------------------------------------------------- --------------------------------------------
                                    Cost                                    Cost           Balance
Acct.                             January 1,                   Retire-    December 31,    January 1,   Retire-    Cost of    Salvage
 No.        Account                 2003         Additions      ments        2003           2003        ments     Removals  Received
----- ------------------------ --------------- ------------ ----------- -------------- ------------- ----------- ---------- --------
114   Gas plant acquisition
         account                $  2,284,380    $1,171,842   $  94,933   $  3,361,289   $    21,774   $  94,933   $      0  $ 82,571
311   Liquefied petroleum
         equipment                   333,606             0     333,606              0       291,609     333,606      2,255    35,565
366   Structures and
         improvements                  2,983             0           0          2,983         2,975           0          0         0
367   Mains                        1,020,410             0           0      1,020,410       671,389           0          0         0
369   Meas. and reg. station
         equipment                   200,713             0           0        200,713        87,064           0          0         0
375   Structures and
         improvements                 69,449             0           0         69,449        44,579           0          0         0
376   Mains                        6,920,437       107,816      30,945      6,997,308     1,876,775      30,945      4,666         0
378   Meas. and reg. station
         equipment                   587,640             0           0        587,640       257,333           0          0         0
380   Services                     2,860,042       282,270      18,039      3,124,273     1,033,571      18,039      8,457         0
381   Meters and meter
         installations               710,239        44,210         914        753,535       339,393         914          0         0
383   House reg. and house reg.
         and installations           229,525           654           0        230,179        71,997           0          0         0
385   Ind. meas. and reg.
         station equipment           499,258         9,042       2,400        505,900       259,082       2,400          0         0
387   Other equipment                  4,313         3,708           0          8,021            26           0          0         0
390   Structures and
         improvements                600,148        39,339           0        639,487       236,126           0          0         0
391   Office furniture and
         equipment                    91,906        11,148           0        103,054        34,828           0          0         0
392   Transportation equipment       181,326         5,114      22,592        163,848       166,248      22,592          0         0
393   Stores equipment                 6,588             0           0          6,588         4,688           0          0         0
394   Tools, shop and garage
         equipment                   346,054             0           0        346,054        79,986           0          0         0
396   Power operated
         equipment                   118,020             0           0        118,020       108,720           0          0         0
397   Communication
         equipment                    26,214             0           0         26,214        24,918           0          0         0
398   Miscellaneous equipment          1,803             0           0          1,803         1,090           0          0         0
301   Organization                    18,666             0           0         18,666             0           0          0         0
304   Land and land rights             3,442             0           0          3,442             0           0          0         0
365.2 Rights of way                   42,166             0           0         42,166             0           0          0         0
374   Land and land rights            15,652             0           0         15,652             0           0          0         0
389   Land and land rights           105,121             0           0        105,121             0           0          0         0
                                ------------- ------------- ----------- ------------------------------------------------------------

                                  17,280,101     1,675,143     503,429     18,451,815    $5,614,171    $503,429    $15,378  $118,136
                                                                                        ============ =========== ========== ========

                                                                                               Less depreciation expense
                                                                                                  allocated to plant overhead
      Construction work-in-                                                                    Less depreciation expense
         process                      37,868     5,836 (N)           0         43,704             allocated to New York operations
                                ------------- ------------- ----------- --------------

                                 $17,317,969    $1,680,979    $503,429    $18,495,519             Total Depreciation
                                ============= ============= =========== ==============


                                        Accumulated Depreciation
                                 ---------------------------------------
                                        Depreciation          Balance
Acct.                            -------------------------  December 31,
 No.              Account             Rate       Amount        2003
----- -------------------------- -------------- ---------- -------------
114   Gas plant acquisition
         account                       VAR       $153,341   $  162,753
311   Liquefied petroleum
         equipment                      2.60%       8,687            0
366   Structures and
         improvements                   0.62            8        2,983
367   Mains                             1.79       18,245      689,634
369   Meas. and reg. station
         equipment                      4.40        8,840       95,904
375   Structures and
         improvements                   2.63        1,825       46,404
376   Mains                        2.00 - 2.61    174,202    2,015,366
378   Meas. and reg. station
         equipment                      6.72       39,489      296,822
380   Services                     3.22 - 3.33     98,590    1,105,665
381   Meters and meter
         installations                  2.74       20,048      358,527
383   House reg. and house reg.
         and installations              3.22        7,393       79,390
385   Ind. meas. and reg.
         station equipment              4.11       20,648      277,330
387   Other equipment                   3.66          236          262
390   Structures and
         improvements                   2.43       15,161      251,287
391   Office furniture and
         equipment                     12.50       14,380       49,208
392   Transportation equipment         10.82       15,490      159,146
393   Stores equipment                  6.67          439        5,127
394   Tools, shop and garage
         equipment                      5.00       17,303       97,289
396   Power operated
         equipment                      5.00        1,176      109,896
397   Communication
         equipment                      6.67        1,296       26,214
398   Miscellaneous equipment           6.67          120        1,210
301   Organization                                      0            0
304   Land and land rights                              0            0
365.2 Rights of way                                     0            0
374   Land and land rights                              0            0
389   Land and land rights                              0            0
                                                 --------  ------------

                                                  616,917   $5,830,417
                                                           ============

      Construction work-in-                       (16,665)
         process                                  (10,036)
                                                -----------

                                                 $590,216
                                                ============


(N) Net increase


--------------------------------------------------------------------------------
                                   22          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
UTILITY PLANT AND ACCUMULATED DEPRECIATION - NEW YORK




                                                      Utility Plant                              Accumulated Depreciation
                              -------------------------------------------------------- --------------------------------------------
                                   Cost                                     Cost          Balance
Acct.                            January 1,                   Retire-    December 31,    January 1,   Retire-    Cost of    Salvage
 No.       Account                 2003         Additions      ments        2003           2003        ments     Removals  Received
----- ----------------------- --------------- ------------ ----------- -------------- ------------- ----------- ---------- --------

114   Gas plant acquisition
         account                $    957,916    $  302,113   $       0     $1,260,029   $     2,712   $       0   $      0  $      0
375   Structures and
         improvements                  1,774             0           0          1,774           516           0          0         0
376   Mains                        1,537,919        57,480         489      1,594,910       741,903         489          0         0
378   Meas. and reg. station
         equipment                    48,117             0           0         48,117        11,517           0          0         0
380   Services                       648,314        51,604       3,552        696,366       251,674       3,552      1,503         0
381   Meters and meter
         installations               154,890        18,684         488        173,086        71,686         488          0         0
383   House reg. and house reg.
         and installations            24,398           719           0         25,117        14,094           0          0         0
385   Ind. meas. and reg.
         station equipment           110,470             0       4,654        105,816        37,646       4,654          0         0
301   Organization                     6,084             0           0          6,084             0           0          0         0
302   Franchises/consents              7,891        18,743           0         26,634             0           0          0         0
374   Land and land rights               693             0           0            693             0           0          0         0
                                 ------------ ------------ ----------- -------------- ------------- ----------- ---------- ---------

                                   3,498,466       449,343       9,183      3,938,626    $1,131,748      $9,183     $1,503  $      0
                                                                                      ============= ============ ========= =========


      Construction work-in-                                                                  Add depreciation expense allocated
         process                       3,716    10,419 (N)           0         14,135           from Pennsylvania operations
                                 ------------ ------------ ----------- --------------

                                  $3,502,182      $459,762      $9,183     $3,952,761           Total Depreciation
                                 ============ ============ =========== ==============



                                        Accumulated Depreciation
                                 ---------------------------------------
                                        Depreciation          Balance
Acct.                            -------------------------  December 31,
 No.              Account             Rate       Amount        2003
----- -------------------------- -------------- ---------- -------------
114   Gas plant acquisition         VAR          $  40,056   $   42,768
         account
375   Structures and               3.00                 53          569
         improvements              3.00             46,330      787,744
376   Mains
378   Meas. and reg. station       3.00              1,443       12,960
         equipment                 3.00             19,888      266,507
380   Services
381   Meters and meter             3.00              5,039       76,237
         installations
383   House reg. and house reg.    3.00                741       14,835
         and installations
385   Ind. meas. and reg.          3.00              3,314       36,306
         station equipment                               0            0
301   Organization                                       0            0
302   Franchises/consents                                0            0
374   Land and land rights                      ----------  -------------

                                                   116,864   $1,237,926
                                                            =============


      Construction work-in-
         process                                    10,036
                                                -----------


                                                  $126,900
                                                ===========


(N)  Net increase


--------------------------------------------------------------------------------
                                   23          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
PREPAID AND ACCRUED TAXES, BY DIVISION



                                                  December 31, 2003
                                        ----------------------------------------
                                          Valley        Valley
                                         Energy of     Energy of
                                            PA            NY           Total
                                        -----------   -----------    -----------
   State gross receipts tax             $        0      ($76,894)      ($76,894)
   State sales tax                         (25,432)      (12,786)       (38,218)
   State capital stock                     (25,174)            0        (25,174)
   State income tax                              0         3,036          3,036
   Federal income tax                      132,983       106,202        239,185
   PUC assessment                           10,793             0         10,793
   Local and county taxes                        0        30,846         30,846
   State use tax                            (1,040)            0         (1,040)
                                        -----------   -----------    -----------
                                           $92,130     $  50,404       $142,534
                                        ===========   ===========    ===========


--------------------------------------------------------------------------------
                                   24          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
OPERATING REVENUES AND TAXES, OTHER THAN INCOME, BY DIVISION


                                              Year Ended December 31, 2003
                                        ----------------------------------------
                                          Valley        Valley
                                         Energy of     Energy of
                                            PA            NY           Total
                                        -----------   -----------    -----------

OPERATING REVENUES

   Residential sales                    $4,076,761    $1,341,540     $ 5,418,301
   Commercial and industrial sales       1,744,898     1,123,222       2,868,120
   Interruptible sales                     221,134       233,604         454,738
   Customers' forfeited discounts           28,775        20,204          48,979
   Transportation sales                  1,261,108        92,406       1,353,514
   Under recovered gas costs               626,306        75,242         701,548
                                        -----------   -----------    -----------

      Total Operating Revenues          $7,958,982    $2,886,218     $10,845,200
                                        ===========   ===========    ===========

TAXES, OTHER THAN INCOME

   State capital stock                  $   21,000    $        0     $    21,000
   State gross receipts                          0        63,721          63,721
   Local and county taxes                        0        75,503          75,503
   State PSC assessment                          0         9,454           9,454
   PURTA                                    35,765             0          35,765
   State use tax                             1,040             0           1,040
   State PUC assessment                     21,466             0          21,466
                                        -----------   -----------    -----------
      Total Taxes, Other than Income    $   79,271    $  148,678     $   227,949
                                        ===========   ===========    ===========


--------------------------------------------------------------------------------
                                   25          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
DISTRIBUTION, OPERATION; DISTRIBUTION, MAINTENANCE; CUSTOMER ACCOUNTS AND GENERAL AND ADMINISTRATIVE EXPENSES, BY DIVISION




                                                                Year Ended December 31, 2003
                                                          ----------------------------------------
                                                            Valley        Valley
                                                           Energy of     Energy of
                                                              PA            NY           Total
                                                          -----------   -----------    -----------
DISTRIBUTION, OPERATION

   Mains and services                                       $321,250      $ 52,447       $373,697
   Measuring and regulating station - general                  3,407           389          3,796
   Measuring and regulating station - city gate                8,084         1,646          9,730
   Industrial/commercial meters and regulators                29,238         4,228         33,466
   Meters and house regulator                                 60,463        17,830         78,293
   Customer installations                                     63,848        10,020         73,868
   Distribution load dispatching                              (3,503)      108,172        104,669
   Other operating expense                                    29,620         5,817         35,437
                                                          -----------   -----------    ----------

      Total Distribution, Operation                         $512,407      $200,549       $712,956
                                                          ===========   ===========    ==========

DISTRIBUTION, MAINTENANCE

   Structures and improvements                            $   25,095      $  1,624       $ 26,719
   Mains                                                      60,744        17,007         77,751
   Measuring and regulating station - general                 18,293         2,620         20,913
   Measuring and regulating station - industrial                   0           211            211
   Measuring and regulating station - city gate               10,523             0         10,523
   Services                                                   21,290         5,667         26,957
   Meters and house regulators                                24,690         1,456         26,146
   Supervision and engineering                                81,917        19,695        101,612
   Liquid petroleum gas                                       24,620         2,484         27,104
                                                          -----------   -----------    ----------

      Total Distribution, Maintenance                       $267,172      $ 50,764       $317,936
                                                          ===========   ===========    ==========

CUSTOMER ACCOUNTS

   Meter reading                                          $   51,941      $ 13,869       $ 65,810
   Customer records and collections                          329,507        62,873        392,380
   Uncollectible accounts                                    103,286       107,980        211,266
   Miscellaneous customer                                     13,451         2,921         16,372
                                                          -----------   -----------    ----------

      Total Customer Accounts                               $498,185      $187,643       $685,828
                                                          ===========   ===========    ==========


--------------------------------------------------------------------------------
                                   26          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
DISTRIBUTION, OPERATION; DISTRIBUTION, MAINTENANCE; CUSTOMER ACCOUNTS AND GENERAL AND ADMINISTRATIVE EXPENSES, BY DIVISION (CONTINUED)


                                              Year Ended December 31, 2003
                                        ----------------------------------------
                                           Valley        Valley
                                          Energy of     Energy of
                                            PA            NY           Total
                                        -----------   -----------    -----------
GENERAL AND ADMINISTRATIVE

   General and administrative salaries    $263,005    $   47,168       $310,173
   Pensions and benefits                     1,817           367          2,184
   Office supplies and expense              62,910        12,328         75,238
   Outside services                        134,196        27,351        161,547
   Property insurance                       16,588             0         16,588
   Injuries and damage                      52,455         6,532         58,987
   Rents                                     4,951         1,049          6,000
   General advertising                       4,964           958          5,922
   Miscellaneous general                     6,210           640          6,850
   Directors' committee                     41,166         8,711         49,877
   Travel and training                           0           970            970
   Maintenance, general plant                8,576             0          8,576
                                        -----------   -----------    -----------

      Total General and Administrative    $596,838      $106,074       $702,912
                                        ===========   ===========    ===========


--------------------------------------------------------------------------------
                                   27          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants